As filed with the Securities and Exchange Commission on June 1, 2012
Registration No. 333-_______/811-09715

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO.  (   )
POST-EFFECTIVE AMENDMENT NO. (   )
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940
Amendment No. 5   (X)
(Check appropriate box or boxes)

Separate Account VUL-3

(Exact Name of Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY
(Name of Depositor)

4333 Edgewood Road N.E.
Cedar Rapids, IA 52499-0001
(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number:
(727) 299-1800

Arthur D. Woods, Esq.
Vice President and Counsel
Transamerica Life Insurance Company
570 Carillon Parkway
St. Petersburg, FL  33716
(Name and Address of Agent for Service)

Copy to:

Mary Jane Wilson-Bilik, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

Approximate Date of Proposed Public Offering:
As soon as practicable after effectiveness of this registration statement.
____________________
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
___________________

Title of securities being registered:
Units of interest in a separate account under individual flexible premium variable life policies.

PART A

INFORMATION REQUIRED IN A PROSPECTUS

P R O S P E C T U S
____________, 2012
TRANSAMERICA JOURNEY

issued through

Transamerica Life Insurance Company Separate Account VUL 3

by

Transamerica Life Insurance Company
Administrative Office:
570 Carillon Parkway
St. Petersburg, Florida 33716
http://www.transamerica.com
Please direct transactions, claim forms, payments and
other correspondence and notices as follows:
Transaction Type	Direct or Send to
Telephonic Transaction	1-727- 299-1800 or 1-800-851-9777 (toll free)
Facsimile Transaction	1-727-299-1648 (subaccount transfers only) 1-727-299-1620 (all other facsimile transactions)
Electronic Transaction	www.mytransamerica.com
All payments made by check, and all claims, correspondence and notices	Mailing Address: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499

An Individual Flexible Premium Variable Life Insurance Policy

This prospectus describes the TRANSAMERICA JOURNEY, a flexible premium variable life insurance policy (the “Policy”). You can allocate your Policy Value to the Basic Interest Account (which credits a specified guaranteed interest rate) and/or to the Transamerica Life Insurance Company Separate Account VUL 3, which invests through its subaccounts in funds of the Transamerica Series Trust – Initial Class (“Series Trust”), the Fidelity Variable Insurance Products Funds– Service Class 2 (“Fidelity VIP Funds”), the American Funds Insurance Series (the “American Funds”), the Alliance Bernstein Series Fund, Inc. (“AllianceBernstein”), and the Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton”) (collectively, the “Fund Groups”).  Please refer to the next page of this prospectus for the list of funds available to you under the Policy.

Investing in the Policy involves risk and fluctuating interest rates.

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your policy with the Policy described in this prospectus. Additionally, it may not be to your advantage to borrow money to purchase the Policy or to take withdrawals from another policy you own to make premium payments under the Policy.

Prospectuses for the funds must accompany this prospectus. Certain funds may not be available in all states. Please read these documents before investing and save them for future reference.

An investment in the Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Funds Available Under Your Policy

Transamerica Series Trust:	Transamerica Series Trust (Cont.):	American Funds Insurance Series
➢ Transamerica Aegon Active Asset Allocation – Conservative VP	➢ Transamerica Index 100 VP	➢ American Funds Growth Fund
➢ Transamerica Aegon Active Asset Allocation – Moderate Growth VP	➢ Transamerica International Moderate Growth VP	➢ American Funds Growth-Income Fund
➢ Transamerica Aegon Active Asset Allocation – Moderate VP	➢ Transamerica JPMorgan Core Bond VP	➢ American Funds International Fund
➢ Transamerica Aegon High Yield Bond VP	➢ Transamerica JPMorgan Enhanced Index VP	Fidelity Funds:
➢ Transamerica Aegon Money Market VP	➢ Transamerica JPMorgan Tactical Allocation VP	➢ Fidelity VIP Freedom 2010 Portfolio
➢ Transamerica Aegon U.S. Government Securities VP	➢ Transamerica Janus Balanced VP	➢ Fidelity VIP Freedom 2015 Portfolio
➢ Transamerica AllianceBernstein Dynamic Allocation VP	➢ Transamerica Jennison Growth VP	➢ Fidelity VIP Freedom 2020 Portfolio
➢ Transamerica Asset Allocation – Conservative VP	➢ Transamerica MFS International Equity VP	Fidelity VIP Freedom 2025 Portfolio
➢ Transamerica Asset Allocation – Growth VP	➢ Transamerica Morgan Stanley Capital Growth VP	➢ Fidelity VIP Freedom 2030 Portfolio
➢ Transamerica Asset Allocation – Moderate Growth VP	➢ Transamerica Morgan Stanley Mid-Cap Growth VP	➢ Fidelity VIP Freedom 2035 Portfolio
➢ Transamerica Asset Allocation – Moderate VP	➢ Transamerica Multi-Managed Balanced VP	➢ Fidelity VIP Freedom 2040 Portfolio
➢ Transamerica BlackRock Global Allocation VP	➢ Transamerica Multi Managed Large Cap Core VP	➢ Fidelity VIP Freedom 2045 Portfolio
➢ Transamerica BlackRock Large Cap Value VP	➢ Transamerica PIMCO Total Return VP	➢ Fidelity VIP Freedom 2050 Portfolio
➢ Transamerica BlackRock Tactical Allocation VP	➢ Transamerica Systematic Small/Mid Cap Value VP	➢ Fidelity VIP Index 500 Portfolio
➢ Transamerica Clarion Global Real Estate Securities VP	➢ Transamerica T. Rowe Price Small Cap VP
➢ Transamerica Efficient Markets VP	➢ Transamerica Third Avenue Value VP	Franklin Templeton Variable Products Trust:
➢ Transamerica Index 35 VP	➢ Transamerica WMC Diversified Growth VP	➢ Franklin Templeton VIP Founding Funds Allocation Fund
➢ Transamerica Index 50 VP	AllianceBernstein Variable Products Series Fund, Inc.:
➢ Transamerica Index 75 VP	➢ AllianceBernstein VPS Balanced Wealth Strategy Portfolio

Table of Contents

Policy Benefits/Risks Summary
Fee Tables
Transamerica Life, the Separate Account, the Basic Interest Account and the Funds
Charges and Deductions
The Policy
Premiums
Transfers
Valuation of the Policy
Payment upon Death of Insured
Surrenders and Cash Withdrawals
Surrenders
Loans
Policy Lapse and Reinstatement
Federal Income Tax Considerations
Other Policy Information
Supplemental Benefits (Riders)
Additional Information
Glossary
Appendix A - 1- Surrender Charge Per Thousand of Face Amount Layer
Appendix A - 2 - Surrender Charge Factors
Appendix B – Illustrations
Prospectus Back Cover

1 6 16 27 35 40 43 51 53 61 61 64 66 68 72 74 91 95 99 102 103 106

Policy Benefits/Risks Summary                                                                                                                                   Transamerica Journey

This summary describes the Policy’s important benefits and risks.  More detailed information about the Policy appears later in this prospectus and in the Statement of Additional Information (“SAI”).  For your convenience, we have provided a Glossary in this prospectus that defines certain words and phrases used in this prospectus.

Policy Benefits

The Policy in General

•
Transamerica Journey is an individual flexible premium variable life insurance policy, which gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred accumulation of Policy Value.

•
The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for you.  You should only purchase the Policy if you have the financial ability to keep it in force for a substantial period of time.  You should consider the Policy in conjunction with other insurance that you own.

•	You will have a “free-look” period once we deliver your Policy. Please see the section of this prospectus entitled “Canceling a Policy” for a description of the free-look period.

•	We offer four (4) bands of coverage under the Policy depending on the initial face amount of insurance you have selected and any adjustments to the face amount after issue:

•	Band 1: $50,000 - $99,999

•	Band 2: $100,000 - $249,999

•	Band 3: $250,000 - $499,999

•	Band 4: $500,000 and above

•	Certain Policy charges are based on the band of coverage. Generally, the higher the band the lower the charges.

•	You may apply to increase the face amount once a year on any Monthly Policy Date after the first Policy Year before the insured’s Age 86.

•
You also may decrease the face amount after your Policy has been in force for three years but you may not increase and decrease the face amount in the same Policy Year.  The amount of your decrease may be limited.  For further details, please see “Death Benefits – Increasing/Decreasing the Face Amount.”

•
There may be adverse consequences should you decide to surrender your Policy early, such as payment of a surrender charge during the first 10 Policy Years and for 10 years from the date of any increase in the face amount of life insurance coverage that you select.

•
Your Policy has a no lapse guarantee which means that as long as requirements are met, your Policy will remain in force and no grace period will begin until the no lapse ending date shown in your Policy Data pages (“Policy Data”). Please see the section of this prospectus entitled “Policy Lapse and Reinstatement” for a description of the no lapse guarantee and the requirements to qualify for the no lapse guarantee.

•
You can invest your net premium in, and transfer your Policy Value to, the Basic Interest Account and/or the subaccounts of Transamerica Life Insurance Company Separate Account VUL 3 (the “Separate Account” or the “Registrant”).

•
The Policy Value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges that we deduct, the interest we credit to the Basic Interest Account, and the effects of any policy transactions (such as transfers, loans and cash withdrawals).  Because returns are not guaranteed, the Policy is not suitable as a short-term investment or savings vehicle.

•	Your Policy offers supplemental riders, and depending on which riders are selected, certain charges may be deducted from the Policy Value as part of the monthly deductions.

•
The Policy offers a Long Term Care Rider that, upon meeting certain requirements, provides a monthly benefit to assist with expenses incurred by the insured for qualifying long term care.  This benefit is in the form of an acceleration of the Policy’s death benefit.

Flexibility

The Policy is designed to be flexible to meet your specific circumstances and life insurance needs.  Within certain limits, you can:

•	Choose the timing, amount and frequency of premium payments.

•	Change the death benefit option.

•	Increase or decrease the amount of life insurance coverage.

•	Change the beneficiary.

•	Transfer Policy Value among account options available under the Policy.

•	Take a loan against the Policy.

•	Take cash withdrawals or surrender the Policy.

Death Benefit

If the insured dies while the Policy is in force, we will pay a death benefit to the named beneficiary(ies) subject to applicable law and in accordance with the terms of the Policy. The amount of the death benefit generally depends on the face amount of insurance that you select, the death benefit option that you choose, your Policy Value, and any additional life insurance provided by riders that you purchase.  The death benefit is reduced by any loan balance and any charges that are due and unpaid if the insured dies during the grace period.

You may choose one of three death benefit options:

•	Under the Level option, the death benefit is the greatest of:
	>	The face amount; or
	>	The minimum death benefit under the Guideline Premium Test or Cash Value Accumulation Test, whichever you have selected; or
	>	The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

•	Under the Increasing option, the death benefit is the greatest of:
	>	The face amount, plus the Policy Value on the date of the insured's death; or
	>	The minimum death benefit under the Guideline Premium Test or Cash Value Accumulation Test, whichever you have selected; or
	>	The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

•	Under the Graded option, the death benefit is the greatest of:
	>	The amount payable under the Level option; or
	>	The face amount multiplied by an age-based "factor," plus the Policy Value on the date of the insured's death; or
	>	The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.
You may choose between two federal income tax compliance tests for life insurance policies to calculate the minimum death benefit:

•	Cash Value Accumulation Test – generally does not limit the amount of premiums you can pay on your Policy.
•	Guideline Premium Test – limits the amount of premiums you can pay on your Policy, and the minimum death benefit will generally be smaller than under the Cash Value Accumulation Test.

The test you choose will generally depend on the amount of premiums you want to pay relative to your desired death benefit.  Note:  You may not change tests.

Further information regarding the death benefit options and the federal income tax compliance tests is included in the section below entitled “Death Benefit.”  You should consult your tax advisor when choosing the tax compliance test.

Policy Value

Policy Value is the sum of your investments in the Basic Interest Account and the subaccounts on any business day, as well as the loan reserve.  It is not guaranteed – it depends on the performance of the account options that you have chosen, the timing and the amount of premium payments you have made, policy charges deducted, and how much you have withdrawn from the Policy.

You can access your Policy Value in several ways:

•
Withdrawals – You can withdraw part of your Policy’s cash surrender value.  Withdrawals are described in more detail in the section of this prospectus entitled “Surrenders and Cash Withdrawals – Cash Withdrawals.”

•
Loans – After the free-look period ends you can take out a loan from the Policy using your Policy’s cash surrender value as security.  Loans and loan interest rates are described in more detail in the section of this prospectus entitled “Loans.”

•
Surrender – You can surrender or cash in your Policy for its cash surrender value while the insured is alive.  Surrenders are described in more detail in the section in this prospectus entitled “Surrenders and Cash Withdrawals – Surrenders.” You may pay a substantial surrender charge.

Account Options

You can choose to allocate your net premiums and Policy Value among the subaccounts, each of which invests in a corresponding fund.  Your Policy also offers a Basic Interest Account option which provides a guaranteed minimum rate of interest.  You can accumulate Policy Value in the Basic Interest Account and the subaccounts without paying any current income tax.

You can transfer your Policy Value among the Basic Interest Account and the subaccounts during the life of your Policy. We may limit the number of transfers out of the Basic Interest Account and, in some cases, may limit your transfer activity to deter disruptive trading and market timing.  We may charge a $25 transfer processing fee for each transfer after the first 12 transfers in a Policy Year.  For more details, please refer to the section entitled "Transfers" in this prospectus.

Tax Information

 We intend the Policy to qualify as a life insurance contract under the Internal Revenue Code so that the death benefit generally should not be taxable income to the beneficiary.  If your Policy is not a Modified Endowment Contract (“MEC”) you will generally not be taxed on the gain in the Policy unless you take a cash withdrawal in excess of your basis in the Policy or a loan that is not repaid prior to surrender of your Policy.  If your Policy is a MEC, cash withdrawals, loans, assignments, and pledges are treated first as taxable income to you to the extent of gain then in the Policy, and then as non-taxable recovery of basis.  In addition, such gains from MECs may be subject to a 10% penalty tax if received before age 59½.  Please refer to the section of this prospectus entitled “Federal Income Tax Considerations” for more details.

Risks of Your Policy

Long-Term Financial Planning

The Policy is designed to help meet long-term financial objectives by paying a death benefit to family members and/or other named beneficiaries. It is not suitable as a short-term savings vehicle.  It may not be the right kind of policy if you plan to withdraw money or surrender the Policy for short-term needs.  A charge may be assessed on withdrawals.  You may pay substantial charges if you surrender your Policy. See the section of this prospectus entitled “Fee Tables” and your Policy for charges assessed when taking cash withdrawals from or surrendering your Policy.

Please discuss your insurance needs and financial objectives with your registered representative.

Risk of an Increase in Current Fees and Expenses

Certain fees and expenses are currently assessed at less than their guaranteed maximum levels.  In the future, these charges may be increased up to the guaranteed (maximum) levels.  If fees and expenses are increased, you may need to increase the amount and/or frequency of premiums to keep the Policy in force.

Investment Risks

If you invest your Policy Value in one or more subaccounts, you will be subject to the risk that investment performance of the subaccounts will be unfavorable and that your Policy Value will decrease.  Also, we deduct policy fees and charges from your Policy Value, which can significantly reduce the value.  During times of poor investment performance, this deduction will have an even greater impact on your Policy Value.  You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums.  If you allocate premiums to the Basic Interest Account, then we credit your Basic Interest Account value with interest at a rate declared by us. You assume the risk that the interest rate on the Basic Interest Account may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 2%.

Risks of Managing General Account Assets

The general account assets of Transamerica are used to support the payment of the death benefit under the Policies.  To the extent that Transamerica Life is required to pay amounts in addition to the Policy Value under the death benefit, such amounts will come from general account assets.  You should be aware that the general account assets are exposed to the risks normally associated with a portfolio of fixed-income securities, including interest rate, option, liquidity and credit risk, and are also subject to the claims of Transamerica Life’s general creditors. The Company’s financial statements contained in the Statement of Additional Information include a further discussion of risks inherent with the general account investments.

Premium Payments

If you choose the Guideline Premium Test, the federal tax laws limit the premium payments you can make in relation to your Policy’s death benefit.  We may refuse all or part of a premium payment that you make, or remove all or part of a premium from your Policy and return it to you with earnings under certain circumstances to maintain qualification of the Policy as a life insurance contract for federal income tax purposes.  Please refer to the section in this prospectus entitled “Premiums” for more details.

Lapse

Your Policy will stay in force as long the cash surrender value is sufficient to cover your monthly deductions and policy charges, or as long as the no lapse guarantee is in effect.  Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause your Policy to lapse – which means you will no longer have insurance coverage.  A policy lapse may have adverse tax consequences. There are costs associated with reinstating a lapsed policy.  For a detailed discussion of your Policy’s lapse and reinstatement provisions, please refer to the section of this prospectus entitled “Policy Lapse and Reinstatement.”

Withdrawals and Loans

Making a withdrawal or taking a loan may:

•	Reduce your Policy’s face amount.
•	Reduce the death benefit paid to your beneficiary.
•	Make your Policy more susceptible to lapsing.
•	Trigger federal income taxes and possibly a penalty tax.

Cash withdrawals will reduce your Policy Value. Withdrawals, especially those taken during periods of poor investment performance, could considerably reduce or eliminate some benefits or guarantees of the Policy. Federal income taxes and a penalty tax may apply to loans, cash withdrawals and surrenders. Please see the section of this prospectus entitled “Federal Income Tax Considerations.”

Be sure to plan carefully before using these policy benefits.  For a detailed description of withdrawals and loans, and any associated risks, please see the sections of this prospectus entitled “Surrenders and Cash Withdrawals – Cash Withdrawals” and/or “Loans.”

Surrenders
If you surrender your Policy during the first 10 Policy Years (or during the 10 year period following an increase in face amount) you will pay a surrender charge. The surrender charge may be significant.  Federal income tax and/or a penalty tax may also apply.  Please see the section of this prospectus entitled “Federal Income Tax Considerations.”

Tax Consequences of Withdrawals, Surrenders and Loans

You may be subject to income tax if you take any withdrawals or surrender the Policy, or if your Policy lapses and you have not paid any outstanding policy indebtedness.

If your Policy is a MEC, cash withdrawals, surrenders, assignments, pledges, and loans that you receive or make during the life of the policy may be taxable and subject to a federal tax penalty equal to 10% of the taxable amount if taken prior to age 59½.  Other tax issues to consider when you own a life insurance policy are described in more detail in the section of this prospectus entitled “Federal Income Tax Considerations.”

Note:  You should consult with your own qualified tax advisor to apply the law to your particular circumstances.

Fund Risks

A comprehensive discussion of the risks of each fund may be found in each fund’s prospectus.  Please refer to the prospectuses for the funds for more information.

There is no assurance that any fund will meet its investment objective.

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering your Policy. The tables are based on the 2001 Commissioners Standard Ordinary Tobacco and Non-Tobacco Mortality Tables (“2001 C.S.O. Tables”). If the amount of a charge depends on the personal characteristics of the insured or the owner, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of a representative insured with the characteristics set forth below. These charges may not be representative of the charges you will pay.

The first table describes the fees and expenses that you will pay when buying or owning the Policy, paying premiums, making cash withdrawals from the Policy, surrendering the Policy, or transferring Policy Value among the subaccounts and the Basic Interest Account. This page describes the Premium Expense Charges and the Cash Withdrawal Charge for all policies except those issued to residents of Puerto Rico. Please see the next page for the fees and expenses that are applicable for policies issued to residents of Puerto Rico.

Transaction Fees

Charge	When Charge is	Amount Deducted
Deducted
		Guaranteed Charge	Current Charge1

Premium Expense Charge	Upon payment of each	As a percentage of	As a percentage of
	premium	premium payment	premium payment
		For All Except	For All Except
		Policies Issued to Residents of Puerto Rico:	Policies Issued to Residents of Puerto Rico:
		5% all years	5% for years 1-5:
2.5% thereafter

Cash Withdrawal Charge2	Upon withdrawal	2.0% of the amount withdrawn, not to exceed $25	2.0% of the amount withdrawn, not to exceed $25

1 The Company reserves the right at any time to change the current charge, but never to a level that exceeds the guaranteed charge.
2 When we incur the expense of expedited delivery of your cash withdrawal or complete surrender payment, we currently assess the following additional charges: $25 for overnight delivery ($35 for Saturday delivery); and $50 for wire service. You can obtain further information about these charges by contacting our administrative office.

For policies issued to residents of Puerto Rico: This table describes the Premium Expense Charges and Cash Withdrawal Charges that are applicable to your Policy.

Transaction Fees

Charge	When Charge is	Amount Deducted
Deducted
		Guaranteed Charge	Current Charge1

Premium Expense Charge	Upon payment of each premium	As a percentage of	As a percentage of

		premium payment	premium payment

		For Policies Issued to Residents of Puerto	For Policies Issued to Residents of
		Rico Only:	Puerto Rico Only:
		11% for all years	9% for years 1-5;
6.5% thereafter

Cash Withdrawal Charge2	Upon withdrawal	2.0% of the amount	2.0% of the amount
		withdrawn, not to exceed	withdrawn, not to
		$25	exceed $25

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted

		Guaranteed Charge	Current Charge1

Surrender Charge3	Upon full surrender of the Policy during the first 10 Policy Years or during the first 10 years from the date of any increase in the face amount

Maximum Charge4		$57.00 per $1,000 of face amount during the first Policy Year	$57.00 per $1,000 of face amount during the first Policy Year

Minimum Charge5		$ 11.18 per $1,000 of face amount during the first Policy Year	$ 11.18 per $1,000 of face amount during the first Policy Year

Initial charge for a male		$ 18.94 per $1,000 of	$ 18.94 per $1,000 of

insured, issue age 35, in the non-tobacco class of risk		face amount during the first Policy Year	face amount during the first Policy Year

Transfer Charge6	Upon transfer	$25 for each transfer in	$25 for each transfer in
		excess of 12 per Policy	excess of 12 per Policy
		Year	Year

Terminal Illness Accelerated Death Benefit Endorsement7	When rider is exercised	Discount Factor and an administrative fee based on cumulative annual cost-of-living increases as measured by the Consumer Price Index for all Consumers	Discount Factor and $350 administrative fee

3 The surrender charge will vary based on the insured’s age, gender and underwriting class of risk on the Policy Date and at the time of any increase in the face amount. Each increase in face amount will have its own 10 year surrender charge period starting on the date of the increase and surrender charges that are based upon the insured’s Age, gender and underwriting class of risk at the time of the increase. (Note: only the increase in face amount is subject to the additional 10 year surrender charge period.) The surrender charge for each increase in face amount (“layer”) is calculated as the surrender charge factor per $1,000 of face amount multiplied by the number of thousands of dollars of face amount in the layer, multiplied by the surrender charge.  The surrender charge factor for the Policy and each layer will be 1.00 at issue and will decrease until it reaches zero at the end of the 10th Policy Year after the Policy Date (or date of any face amount increase). The charges shown in the table may not be typical of the charges you will pay.  Please see the example in the “Surrender Charge” section of this prospectus.  More detailed information about the surrender charges applicable to you is available from your registered representative.

4 This maximum surrender charge is based on an insured with the following characteristics: female, age 85, in the standard tobacco use underwriting class of risk. This maximum charge may also apply to insureds with other characteristics.

5 This minimum surrender charge is based on an insured with the following characteristics: female, age 0, in the juvenile underwriting class of risk. This minimum charge may also apply to insureds with other characteristics.
6 The first 12 transfers per Policy Year are free.

7 We do not assess a monthly deduction for this endorsement, but if exercised, we reduce the accelerated death benefit to compensate us for income lost due to early payment of the death benefit.  We assume a 12-month period for this discount and the annual interest rate we use will be a discount rate that is the greater of the current yield on 90-day U.S. Treasury bills or the Policy loan interest rate.  We also assess an administrative charge for each Accelerated Death Benefit request. The amount as of January 1, 2012 is $350, but will be subject to cumulative annual cost-of-living increases as measured by the Consumer Price Index for All Urban Consumers (“CPI”) since January 1, 2012.  For further information about the Terminal Illness Accelerated Death Benefit Endorsement, including a numerical example showing the calculation of a discounted accelerated death benefit and the impact of acceleration, please see the “Supplemental Benefits (Riders)” section of this prospectus.

The table below describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including fund fees and expenses.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is	Amount Deducted
Deducted
		Guaranteed Charge	Current Charge1

Monthly Policy Fee	Monthly, on the Policy Date and on each Monthly Policy Date Until the insured reaches Age 121	$15.00 for all ages through Age 120 $0 at Age 121	Issue ages 0-4 $9 per month in years 1-5; $12 per month in years 6+ through Age 120 Issue ages 5+ $12 per month all years $0 at Age 121
Cost of Insurance8	Monthly, on the Policy Date and on each Monthly Policy Date until the insured reaches Age 121
(without Extra Ratings)9

Maximum Charge10		$ 83.33 per $1,000 of amount at risk per month11	$ 50.00 per $1,000 of amount at risk per month11

Minimum Charge12		$ 0.02 per $1,000 of amount at risk per month11	$0.01 per $1,000 of amount at risk per month11

Initial Charge for a male insured, issue age 35, in the non-tobacco class of risk, band 1.		$0.09 per $1,000 of amount at risk per month11	$ 0.07 per $1,000 of amount at risk per month11

8 Cost of insurance charges are based on a number of factors, including, but not limited to: the insured’s age, gender and underwriting class of risk, and the Policy’s face amount, policy duration, and amount at risk. Cost of insurance rates generally will increase each year with the insured’s age. Costs of insurance rates are generally lower for each higher band of face amount. For example, band 2 (face amounts $100,000 - $249, 999) generally has lower cost of insurance rates than those of band 1 (face amounts less than $100,000). The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy Data will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

9 We may place an insured in a substandard underwriting class of risk with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured possesses additional mortality risks, then we may add a surcharge to the cost of insurance rates up to a total charge of $83.33 monthly per $1,000 of amount at risk.
10 This maximum charge is based on an insured with the following characteristics: male, age 75, standard tobacco class of risk, with an initial face amount of less than $100,000 (Band 1) and in the 45th Policy Year. This maximum charge may also apply to insureds with other characteristics.
11 The amount at risk equals the death benefit on a Monthly Policy Date, minus the Policy Value on such Monthly Policy Date.

12 This minimum charge is based on an insured with the following characteristics: female, age 5, juvenile class of risk, with an initial face amount of $500,000 or higher (Band 4) and in the 1st Policy Year. This minimum charge may also apply to insureds with other characteristics.

Periodic Charges Other Than Fund Operating Expenses

Charge	When Charge is	Amount Deducted
Deducted
		Guaranteed Charge	Current Charge1

Monthly Expense	Monthly, for up to 10 years from the Policy Date, and 10 years from the date of any increase in face amount
Charge Per Thousand13
(MECPT)

Maximum Charge14		$ 0.16 per $1,000 of	$ 0.16 per $1,000 of
		face amount per month	face amount per month
Minimum Charge15		$ 0.08 per $1,000 of	$0.08 per $1,000 of
		face amount per month	face amount per month
Initial Charge for an insured, issue age 35		$ 0.11 per $1,000 of face amount per month	$ 0.11 per $1,000 of face amount per month

Mortality and Expense	Daily	Annual rate of 0.90% of average daily net assets of each subaccount in which you are invested
Annual rate of 0.75% for
Policy Years 1-10, 0.60% for Policy Years 11-15, 0.30% for Policy Years 16-20, and 0.00% for Policy Years 21+,
of average daily net assets of each subaccount in which
you are invested

Risk Charge

Loan Interest Spread16	On Policy Anniversary	1.0% (effective annual rate)	0.75% (effective annual
	or earlier, as		rate)
applicable17

13 We deduct the monthly expense charge on each Monthly Policy Date as part of the monthly deductions for a maximum of 10 years from the Policy Date based on the insured’s age on the Policy Date. We also assess a new monthly expense charge (“MECPT”) for a maximum of 10 years following any increase in face amount that is based on the insured’s Age on the date of the increase.  The MECPT for an increase expires based on the years in force since the date of the increase.  If the Policy lapses and is reinstated, the MECPT period is extended by the amount of time the Policy was lapsed.
14 This maximum charge is based on an insured with the following characteristics: age 85 at issue. This maximum charge may also apply to insureds with other characteristics.
15 This minimum charge is based on an insured with the following characteristics: age 5 at issue. This minimum charge may also apply to insureds with other characteristics.

16 The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 2.75%, guaranteed not to exceed 3.0%) and the amount of interest we credit to the loan reserve (an effective annual rate of 2.0% guaranteed). After the 10th Policy Year, we apply preferred loan rates on an amount equal to the cash value minus total premiums paid (less any cash withdrawals) and minus any loan balance. The maximum loan interest spread on preferred loans is 0.25%, and the current spread is 0.0%.

17 While a policy loan is outstanding, loan interest is payable in arrears on each Policy Anniversary, or, if earlier, on the date of loan repayment, policy lapse, policy surrender, policy termination, or the insured’s death.

Optional Rider Charges:18
Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is	Amount Deducted
Deducted
		Guaranteed Charge	Current Charge1

Accidental Death	Monthly, on the Policy Date and on each Monthly Policy Date until the insured reaches age 70
Benefit Rider

Maximum Charge19		$ 0.18 per $1,000 of rider face amount per month	$ 0.18 per $1,000 of rider face amount per month

Minimum Charge20		$ 0.10 per $1,000 of rider	$ 0.10 per $1,000 of rider
		face amount per month	face amount per month

Initial charge for a male insured, issue age 35		$ 0.10 per $1,000 of rider face amount per month	$ 0.10 per $1,000 of rider face amount per month
Disability Waiver	Monthly, on the Policy Date and on each Monthly Policy Date until the insured reaches Age 65 of Monthly

Deductions Rider21

Maximum Charge22		$ 0.39 per $1,000 of Base	$ 0.39 per $1,000 of Base
		Policy amount at risk per	Policy amount at risk per
		month11	month11
Minimum Charge23		$ 0.03 per $1,000 of Base	$0.03 per $1,000 of Base
		Policy amount at risk per	Policy amount at risk per
		month11	month11
Initial charge for a male insured, issue age 35		$ 0.05 per $1,000 of Base Policy amount at risk per month11	$ 0.05 per $1,000 of Base Policy amount at risk per month11

18 Optional Rider Cost of insurance charges are based on a number of factors, including, but not limited to:  each insured’s age, gender and underwriting class of risk and the Policy Year and rider face amount. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your rider and Policy Data will indicate the rider guaranteed cost of insurance charges applicable to your Policy.  You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.
19 This maximum charge is based on an insured with the following characteristics: male, Age 50, and in the 20th Policy Year. This maximum charge may also apply to insureds with other characteristics.
20 This minimum charge is based on an insured with the following characteristics: male, Age 40, and in the first Policy Year. This minimum charge may also apply to insureds with other characteristics.

21 Disability Waiver of Monthly Deductions charges are based on the insured’s Age and gender, and the amount at risk. The charges shown are for the Policy without riders and other benefits.  The addition of riders and other benefits would increase these charges. This charge does not vary once it is added to the Policy. The additional cost of insurance rates for the rider shown in the table may not be representative of the charges you will pay. Your Policy Data will indicate the Disability Waiver of Monthly Deductions Rider charges applicable to your Policy. You can obtain more detailed information concerning your Disability Waiver of Monthly Deductions Rider charges by contacting your registered representative.
22 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.
23 This minimum charge is based on an insured with the following characteristics: male, age 25 at issue. This minimum charge may also apply to insureds with other characteristics.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is	Amount Deducted
	Deducted	Guaranteed Charge	Current Charge1

Disability Waiver of Premium Rider24	Monthly, on the Policy
Date and on each
Monthly Policy Date until the insured reaches Age 65

Maximum Charge25		$ 1.61 per $10 of monthly rider benefit	$ 1.61 per $10 of monthly rider benefit

Minimum Charge26		$ 0.28 per $10 of monthly rider benefit
$ 0.28 per $10 of monthly rider benefit

Initial charge for a male insured, age 35
		$ 0.47 per $10 of monthly rider benefit	$ 0.47 per $10 of monthly rider benefit

Children’s Benefit Rider27	Monthly, on the Policy Date and on each Monthly Policy Date until the primary insured reaches Age 65	$0.50 per $1,000 of rider face amount per month	$0.50 per $1,000 of rider face amount per month

Additional Insured Rider28	Monthly, on the Policy Date and on each Monthly Policy Date until the additional insured reaches Age 100
(without Extra Ratings)9

Maximum Charge29		$ 31.37 per $1,000 of rider face amount per month	$ 29.19 per $1,000 of rider face amount per month

Minimum Charge30		$ 0.02 per $1,000 of rider face amount per month	$ 0.01 per $1,000 of rider face amount per month

24 The charge for this rider is a level rate based on the insured’s issue age, gender and the amount of monthly income benefit that would be paid in the event of a total disability as defined in the rider.
25 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.
26 This minimum charge is based on an insured with the following characteristics: male, age 18 at issue. This minimum charge may also apply to insureds with other characteristics.
27 The charge for this rider is based on the rider face amount and the cost per $1,000 does not vary.
28 Rider cost of insurance charges are based on some combination of the insured’s age, gender and underwriting class of risk, the Policy Year, and the rider face amount. Cost of insurance rates generally will increase each year with the age of the insured. The rider’s cost of insurance rates shown in the table may not be representative of the charges you will pay. Your rider and Policy Data will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about these riders by contacting your registered representative.
29 This maximum charge is based on an insured with the following characteristics: male, age 73 at issue, standard tobacco underwriting class of risk and in the 27th Policy Year. This maximum charge may also apply to insureds with other characteristics.
30 This minimum charge is based on an insured with the following characteristics: female, age 5, juvenile class of risk and in the first Policy Year. This minimum charge may also apply to insureds with other characteristics.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is	Amount Deducted
	Deducted	Guaranteed Charge	Current Charge1

Additional Insured Rider28 (cont.) Initial charge for a female insured, issue age 35, in the non-tobacco class of risk, band 1		$ 0.07 per $1,000 of rider face amount per month	$ 0.04 per $1,000 of rider face amount per month
Base Insured Rider28 (without Extra Ratings)9	Monthly, on the Policy
Date and on each
Monthly Policy Date until the insured reaches Age 100

Maximum Charge29		$ 31.37 per $1,000 of rider	$ 29.19 per $1,000 of rider
		face amount per month	face amount per month
Minimum Charge30		$ 0.02 per $1,000 of rider	$ 0.01 per $1,000 of rider
		face amount per month	face amount per month
Initial charge for a male; issue age 35, in the non-tobacco class of risk, band1		$ 0.09 per $1,000 of rider	$ 0.02 per $1,000 of rider
		face amount per month	face amount per month

Overloan Protection Rider	When Rider is exercised	One Time Charge :31 Age Percentage 75-90 5% 91 4% 92 3% 93 2% 94-120 1%

31One time charge equal to a percentage of gross Policy Value based on the insured’s age.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is	Amount Deducted
	Deducted	Guaranteed Charge	Current Charge1

Long Term Care Rider	Monthly, on the Policy
Date and on each Monthly Policy Date until the insured reaches Age 121

Maximum Charg32		$ 9.17 per $1,000 of policy amount at risk	$ 4.58 per $1,000 of policy amount at risk

Minimum Charge33		$ 0.04 per $1,000 of policy amount at risk	$0.02 per $1,000 of policy amount at risk

Initial charge for a male insured, issue age 35, in the non- tobacco class of risk, band 1		$ 0.04 per $1,000 of policy amount of risk	$ 0.02 per $1,000 of policy amount of risk

32 This maximum charge is based on an insured with the following characteristics: male, age 18, tobacco class of risk and in the 102nd Policy Year. This maximum charge may also apply to insureds with other characteristics.
33This minimum charge is based on an insured with the following characteristics: male, age 18, preferred non-tobacco class of risk and in the first Policy Year. This minimum charge may also apply to insureds with other characteristics.

For information concerning compensation paid for the sale of the Policy, please see “Sale of the Policies.”

Range of Expenses of the Funds1, 2

The next table shows the lowest and highest total operating expenses charged by the funds during the fiscal year ended December 31, 2011. Expenses of the funds may be higher or lower in the future. More detail concerning each fund’s fees and expenses is contained in the prospectus for each fund.
	Lowest	Highest
Total Annual Fund Operating Expenses (total of all expenses that are deducted from fund assets, including management fees, 12b-1 fees, and other expenses)	0.35%	1.21%
Net Annual Fund Operating Expenses (total of all expenses that are deducted from fund assets, including management fees, 12b-1 fees, and other expenses, after contractual waiver of fees and expenses)2	0.35%	1.10%

1 The fund expenses used to prepare this table were provided to Transamerica Life by the funds.  The expenses shown are those incurred for the year ended December 31, 2011. Current or future expenses may be greater or less than those shown.
2 The range of Net Annual Fund Operating Expenses takes into account contractual arrangements for 13 funds that require a fund’s investment adviser to reimburse or waive fund expenses until April 30, 2013.

Transamerica Life, the Separate Account, the Basic Interest Account and the Funds

Transamerica Life

Transamerica Life Insurance Company (“Transamerica Life”), located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499, is the insurance company issuing the Policy. We are obligated to pay all benefits under the Policy.

Financial Condition of the Company

The benefits under the Policy are paid by Transamerica Life from its general account assets and/or your Policy Value held in the Separate Account. It is important that you understand that payment of the benefits is not assured and depends upon certain factors discussed below.

Assets in the Separate Account.  You assume all of the investment risk for your Policy Value that is allocated to the subaccounts of the Separate Account.  Your Policy Value in those subaccounts constitutes a portion of the assets of the Separate Account.  These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.  See "The Separate Account."

Assets in the General Account.  You also may be permitted to make allocations to the Basic Interest Account, which is supported by the assets in our general account.  See "The Basic Interest Account."  Any guarantees under the Policy that exceed your Policy Value, such as those associated with the Policy’s death benefit, are paid from our general account (and not the Separate Account).  Therefore, any amounts that we may be obligated to pay under the Policy in excess of subaccount value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition.  As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account to our policyowners.  We monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. In addition, we hedge our investments in our general account, and may require purchasers of certain of the variable insurance products that we offer to allocate premium payments and Policy Value in accordance with specified investment requirements. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations.  These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We may also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our policyowners or to provide the collateral necessary to finance our business operations.

We and our affiliates regularly evaluate our investment portfolio to manage market risk.

How to Obtain More Information.  We encourage both existing and prospective policyowners to read and understand our financial statements.  We prepare our financial statements on a statutory basis.  Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Iowa Department of Insurance - as well as the financial statements of the Separate Account—are located in the Statement of Additional Information (SAI).  The SAI is available at no charge by sending your request to our mailing address -Transamerica Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids Iowa 52499 - or by calling us at (800) 851-9777, or by visiting our website www.transamerica.com.  In addition, the SAI is available on the SEC’s website at http://www.sec.gov.  Our financial strength ratings, which reflect the opinions of leading independent rating agencies of Transamerica Life's ability to meet its obligations to its policyowners, are available on our website and the websites of these Nationally Recognized Statistical Ratings Organizations--A.M. Best Company, Inc. (www.ambest.com), Moody's Investors Service, Inc. (www.moodys.com) Standard & Poor's Rating Services (www.standardandpoors.com) and Fitch, Inc. (www.fitchratings.com).

The Separate Account

The Separate Account is a separate investment account established by us under the laws of the state of California to invest net premiums received by us under one or more forms of variable adjustable life insurance. We own the assets in the Separate Account and we may use assets in the Separate Account to support other variable life insurance policies we issue and which invest in the separate account. The Separate Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Separate Account is divided into subaccounts, each of which invests in shares of a specific fund. These subaccounts buy and sell fund shares at net asset value without any sales charge. Any dividends and distributions from a fund are reinvested at net asset value in shares of that fund.

Income, gains, and losses credited to, or charged against, a subaccount of the Separate Account reflect the subaccount’s own investment experience and not the investment experience of our other assets. The Separate Account’s assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue and invest in the separate account. If the Separate Account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

Changes to the Separate Account. As permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account, which may include:

•
Transferring assets of the Separate Account or any subaccount, which we determine to be associated with the class of contracts to which the Policy belongs, to another Separate Account or subaccount. In the event we make such a transfer, the term “Separate Account” or “subaccount” as used in the Policy shall mean the Separate Account or subaccount to which we transfer the assets;

•	Removing, combining, or adding subaccounts and making the combined or added subaccounts available for allocation of net premiums;

•	Closing certain subaccounts to allocations of new net premiums by current or new owners;

•	Combining the Separate Account or any subaccounts with one or more different Separate Accounts or subaccounts;

•	Establishing additional Separate Accounts or subaccounts to invest in new Funds;

•	Operating the Separate Account as a management investment company;

•	Managing the Separate Account at the direction of a committee;

•	Endorsing the Policy, as permitted by law, to reflect changes to the Separate Account and subaccounts as may be required by applicable law;

•	Changing the investment objective of a subaccount;

•	Substituting, adding, or deleting funds in which subaccounts currently invest net premiums, to include newly designated funds;

•	Funding additional classes of variable life insurance contracts through the Separate Account; and

•	Restricting or eliminating any voting privileges of owners or other persons who have voting privileges in connection with the operation of the Separate Account.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretation of the laws. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes. We reserve the right to make other structural and operational changes affecting the Separate Account.

In addition, the funds that sell their shares to the subaccounts may discontinue offering their shares to the subaccounts.

The Basic Interest Account

The Basic Interest Account is part of Transamerica Life’s general account. We use general account assets to support our insurance and annuity obligations other than those funded by the Separate Account.  Subject to applicable law, Transamerica Life has sole discretion over the investment of the Basic Interest Account’s assets. Transamerica Life bears the full investment risk for all amounts contributed to the Basic Interest Account.  Please see the section above entitled “Risks of Managing General Account Assets.”  Transamerica Life guarantees that the amounts allocated to the Basic Interest Account will be credited interest daily at an annual net effective interest rate of at least 2.0%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. We have no formula for determining Basic Interest Account interest rates in excess of the guaranteed rate or any duration for such rates.

Money you place in the Basic Interest Account will begin earning interest credited daily and compounded annually at the current interest rate in effect at the time it is allocated. Unless otherwise required by state law, we may restrict your allocations and transfers to the Basic Interest Account if the Basic Interest Account value following the allocation or transfer would exceed $250,000. (This restriction does not apply to any transfers to the Basic Interest Account necessary in the exercise of conversion rights.) We may declare current interest rates from time to time. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the Basic Interest Account. When we declare a current interest rate higher than the guaranteed rate on amounts allocated to the Basic Interest Account, we guarantee the higher rate on those amounts for at least one year (the “guarantee period”). At the end of the guarantee period we may declare a new current interest rate on those amounts and any accrued interest thereon. We will guarantee this new current interest rate for another guarantee period. We credit interest greater than 2.0% during any guarantee period at our sole discretion. You assume the risk that the interest rate on the Basic Interest Account may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 2%.

We allocate amounts from the Basic Interest Account for cash withdrawals, transfers to the subaccounts, or monthly deductions charges on a first in, first out basis (“FIFO”) for the purpose of crediting interest.

The Basic Interest Account has not been registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Basic Interest Account.  Disclosures regarding the Basic Interest Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus.

The Funds

The Separate Account invests in shares of the funds.  Each fund is an investment division of a Fund Group, which is an open-end investment management company registered with the SEC. Such registration does not involve supervision of the management or investment practices or policies of the funds by the SEC.

Each fund's assets are held separate from the assets of the other funds, and each fund has investment objectives and policies that are different from those of the other funds.  Thus, each fund operates as a separate investment fund, and the income or loss of one fund has no effect on the investment performance of any other fund. Pending any required approval by a state insurance regulatory authority, certain subaccounts and corresponding funds may not be available to residents of some states.

Each fund’s investment objective(s) and policies are summarized below. There is no assurance that a fund will achieve its stated objective(s). Certain funds may have investment objectives and policies similar to other funds that are managed by the same investment adviser or sub-adviser. The investment results of the funds, however, may be higher or lower than those of such other funds. We do not guarantee or make any representation that the investment results of the funds will be comparable to any other fund, even those with the same investment adviser or manager.

You can find more detailed information about the funds, including a description of risks, in the fund prospectuses. You may obtain a free copy of the fund prospectuses by contacting us at our administrative office at 1-800-851-9777 or visiting our website at www.transamerica.com. You should read the fund prospectuses carefully.

Note: If you received a summary prospectus for a fund listed below, please follow the directions on the first page of the summary prospectus to obtain a copy of the full fund prospectus.

Fund	Investment Adviser/Sub-Adviser	Investment Objective
TRANSAMERICA SERIES TRUST:
Transamerica AEGON Active Asset Allocation – Conservative VP1	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks current income and preservation of capital.
Transamerica AEGON Active Asset Allocation – Moderate Growth VP1	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks capital appreciation with current income as a secondary objective.
Transamerica AEGON Active Asset Allocation – Moderate VP1	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks capital appreciation and current income.
Transamerica AEGON High Yield Bond VP2	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks a high level of current income by investing in high yield debt securities.
Transamerica AEGON Money Market VP3	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks maximum current income from money market securities consistent with liquidity and preservation of principal.
Transamerica AEGON U.S. Government Securities VP	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks to provide as high a level of total return as is consistent with prudent investment strategies.
Transamerica AllianceBernstein Dynamic Allocation VP	Transamerica Asset Management, Inc. AllianceBernstein, LLP	Seeks capital appreciation and current income.
Transamerica Asset Allocation – Conservative VP4	Transamerica Asset Management, Inc.	Seeks current income and preservation of capital.
Transamerica Asset Allocation – Growth VP4	Transamerica Asset Management, Inc.	Seeks long-term capital appreciation.

1Each of these asset allocation funds is a fund-of-funds and invests in a combination of underlying Exchange Traded Funds (“ETFs”).  Please see each fund’s prospectus for a description of the investment strategy and the risks associated with investing in the fund.
2Under normal market conditions, this fund invests at least 80% of its net assets in credit default swaps and other financial instruments that in combination have economic characteristics similar to the high yield debt (“junk bonds”) market and/or in high yield debt securities.
3There can be no assurance that the Transamerica AEGON Money Market VP fund will be able to maintain a stable net asset value per share.  During extended periods of low interest rates, and partly as a result of insurance charges, the yield on the Transamerica AEGON Money Market VP subaccount may become extremely low and possibly negative.

4Each of these asset allocation funds is a fund of funds and invests in a combination of funds under the Transamerica Series Trust and Transamerica Funds. Please see each fund’s prospectus for a description of the investment strategy and the risks associated with investing in the fund.

Fund	Investment Adviser/Sub-Adviser	Investment Objective
Transamerica Asset Allocation – Moderate Growth VP4	Transamerica Asset Management, Inc.	Seeks capital appreciation with current income as a secondary objective.
Transamerica Asset Allocation – Moderate VP4	Transamerica Asset Management, Inc.	Seeks capital appreciation and current income.
Transamerica BlackRock Global Allocation VP5	Transamerica Asset Management, Inc. BlackRock Investment Management, LLC	Seeks high total investment return.
Transamerica BlackRock Large Cap Value VP	Transamerica Asset Management, Inc. BlackRock Investment Management, LLC	Seeks long-term capital growth.
Transamerica BlackRock Tactical Allocation VP6	Transamerica Asset Management, Inc. BlackRock Investment Management, LLC	Seeks capital appreciation with current income as a secondary objective.
Transamerica Clarion Global Real Estate Securities VP	Transamerica Asset Management, Inc. CBRE Clarion Real Estate Securities, L.P.	Seeks long-term total return from investments primarily in equity securities of real estate companies. Total return consists of realized and unrealized capital gains and losses plus income.
Transamerica Efficient Markets VP	Transamerica Asset Management, Inc. AEGON USA Investment Management, Inc.	Seeks capital appreciation while seeking income as a secondary objective.
Transamerica Index 35 VP	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks current income and preservation of capital.
Transamerica Index 50 VP	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks to balance capital appreciation and income.

4Each of these asset allocation funds is a fund of funds and invests in a combination of funds under the Transamerica Series Trust and Transamerica Funds. Please see each fund’s prospectus for a description of the investment strategy and the risks associated with investing in the fund.

5This fund is a master-feeder fund and invests its assets in an underlying mutual fund, BlackRock Global Allocation V.I. Fund of the BlackRock Variable Series Fund, Inc.  Please see the fund’s prospectus for a description of the investment strategy and the risks associated with investing in the fund.

6This fund is a fund of funds and invests in a combination of underlying Transamerica Series Trust funds and certain funds of Transamerica Funds.   Please see the fund’s prospectus for a description of the investment strategy and the risks associated with investing in the fund.

Fund	Investment Adviser/Sub-Adviser	Investment Objective
Transamerica Index 75 VP	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks capital appreciation as a primary objective and income as a secondary objective.
Transamerica Index 100 VP	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks long-term capital appreciation.
Transamerica International Moderate Growth VP4	Transamerica Asset Management, Inc.	Seeks capital appreciation with current income as a secondary objective.
Transamerica JPMorgan Core Bond VP	Transamerica Asset Management, Inc. JPMorgan Investment Advisors Inc.	Seeks total return, consisting of income and capital appreciation.
Transamerica JPMorgan Enhanced Index VP	Transamerica Asset Management, Inc. J. P. Morgan Investment Management Inc.
Seeks to earn a total return modestly in excess of the total return performance of the Standard & Poor’s 500 Composite Stock Index (“S&P 500”) (including the reinvestment of dividends) while maintaining a volatility of return similar to the S&P 500.

Transamerica JPMorgan Tactical Allocation VP	Transamerica Asset Management, Inc. J. P. Morgan Investment Management Inc.	Seeks current income and preservation of capital.
Transamerica Janus Balanced VP	Transamerica Asset Management, Inc. Janus Capital Management LLC	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
Transamerica Jennison Growth VP	Transamerica Asset Management, Inc. Jennison Associates, LLC.	Seeks long-term growth of capital.

Fund	Investment Adviser/Sub-Adviser	Investment Objective
Transamerica MFS International Equity VP	Transamerica Asset Management, Inc. MFS® Investment Management	Seeks capital growth.
Transamerica Morgan Stanley Capital Growth VP	Transamerica Asset Management, Inc. Morgan Stanley Investment Management Inc.	Seeks to maximize long-term growth.
Transamerica Morgan Stanley Mid-Cap Growth VP	Transamerica Asset Management, Inc. Morgan Stanley Investment Management Inc.	Seeks capital appreciation.
Transamerica Multi-Managed Balanced VP	Transamerica Asset Management, Inc. J. P. Morgan Investment Management Inc. BlackRock Financial Management, Inc.	Seeks to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.
Transamerica Multi Managed Large Cap Core VP	Transamerica Asset Management, Inc. Morgan Stanley Investment Management, Inc.	Seeks to provide high total return.
Transamerica PIMCO Total Return VP	Transamerica Asset Management, Inc. Pacific Investment Management Company LLC	Seeks maximum total return consistent with preservation of capital and prudent investment management.
Transamerica Systematic Small/Mid Cap Value VP	Transamerica Asset Management, Inc. Systematic Financial Management L.P.	Seeks to maximize total return.
Transamerica T. Rowe Price Small Cap VP	Transamerica Asset Management, Inc. T. Rowe Price Associates, Inc.	Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.
Transamerica Third Avenue Value VP	Transamerica Asset Management, Inc. Third Avenue Management LLC	Seeks long-term capital appreciation.
Transamerica WMC Diversified Growth VP	Transamerica Asset Management, Inc. Wellington Management Company, LLP	Seeks to maximize long-term growth.

Fund	Investment Adviser/Sub-Adviser	Investment Objective
FIDELITY FUNDS:
Fidelity VIP Freedom 2010 Portfolio	Strategic Advisers, Inc., an affiliate of Fidelity Management & Research Company	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity VIP Freedom 2015 Portfolio	Strategic Advisers, Inc., an affiliate of Fidelity Management & Research Company	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity VIP Freedom 2020 Portfolio	Strategic Advisers, Inc., an affiliate of Fidelity Management & Research Company	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity VIP Freedom 2025 Portfolio	Strategic Advisers, Inc., an affiliate of Fidelity Management & Research Company	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity VIP Freedom 2030 Portfolio	Strategic Advisers, Inc., an affiliate of Fidelity Management & Research Company	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity VIP Freedom 2035 Portfolio	Strategic Advisers, Inc., an affiliate of Fidelity Management & Research Company	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity VIP Freedom 2040 Portfolio	Strategic Advisers, Inc., an affiliate of Fidelity Management & Research Company	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity VIP Freedom 2045 Portfolio	Strategic Advisers, Inc., an affiliate of Fidelity Management & Research Company	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity VIP Freedom 2050 Portfolio	Strategic Advisers, Inc., an affiliate of Fidelity Management & Research Company	Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity VIP Index 500 Portfolio	Fidelity Management & Research Company	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor’s 500SM Index.

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.:
AllianceBernstein VPS Balanced Wealth Strategy Portfolio	AllianceBernstein L.P.	Seeks to maximize total return.
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:
Franklin Templeton VIP Founding Funds Allocation Fund7	See Footnote 8	Seeks capital appreciation with a secondary goal of income.
American Funds Insurance Series:
American Funds Growth Fund	Capital Research and Management Company	Seeks to provide growth of capital.
American Funds Growth-Income Fund	Capital Research and Management Company	Seeks to achieve long-term growth of capital and income.
American Funds International Fund	Capital Research and Management Company	Seeks to provide long-term growth of capital.

7This fund is a fund of funds and invests in a combination of Class 1 shares of the Franklin Income Securities Fund, Mutual Shares Securities Fund and Templeton Growth Securities Fund. Please see the fund’s prospectus for a description of the investment strategy and the risks associated with investing in the fund.
8Franklin Templeton Services, LLC is the fund’s administrator; the fund does not have an investment manager nor does it pay any investment management fees.

Transamerica Asset Management, Inc. (“TAM”), located at 570 Carillon Parkway, St. Petersburg, Florida 33716, is directly owned by our affiliates, Western Reserve Life Assurance Co. of Ohio (77%), and AUSA Holding Company (23%), and serves as investment adviser to the Transamerica Series Trust (“Series Trust”) and manages the Series Trust in accordance with policies and guidelines established by the Series Trust’s Board of Trustees. For certain funds, TAM has engaged investment sub-advisers to provide fund management services. TAM and each investment sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. Please see the Series Trust prospectuses for more information regarding TAM and the investment sub-advisers.

Fidelity Management & Research Company (“FMR”), located at 82 Devonshire Street, Boston, Massachusetts 02109, serves as investment adviser to the Fidelity VIP 500 Funds and manages the fund in accordance with policies and guidelines established by the Fidelity VIP Funds’ Board of Trustees. FMR is a registered investment adviser under the Investment Advisers Act of 1940, as amended. Please see the Fidelity VIP Funds prospectuses for more information regarding FMR.

Strategic Advisers, Inc. (“Strategic”), an affiliate of Fidelity Management & Research Company, located at 82 Devonshire Street, Boston, Massachusetts 02109, serves as investment adviser to each VIP Freedom Portfolio and manages the funds in accordance with the policies and guidelines established by the Fidelity Board of Trustees.  Strategic is a registered investment adviser under the Investment Advisers Act of 1940, as amended.  Please see the VIP Freedom Portfolios’ prospectus for more information regarding Strategic.

Capital Research and Management Company (“Capital”), located at 333 South Hope Street, Los Angeles, California 90071 and 6455 Irvine Center Drive, Irvine, California 92618, serves as the investment adviser to the American Funds Insurance Series (and to other mutual funds). Capital is a wholly owned subsidiary of The Capital Group Companies, Inc. and was founded in 1931.  Capital manages the funds in accordance with the policies and guidelines established by the Series Board of Trustees.  Capital is a registered investment adviser under the Investment Advisers Act of 1940, as amended.  Please see the American Funds Insurance Series prospectus for more information regarding Capital.

   AllianceBernstein L.P. (“AllianceBernstein”), located at 1345 Avenue of the Americas, New York, New York 10105, serves as investment adviser to the Alliance Bernstein Variable Products Series Fund, Inc. and manages the AllianceBernstein Balanced Wealth Strategy Portfolio in accordance with the policies and guidelines established by the AllianceBernstein Board of Directors.  Please see the prospectus for the fund for more information regarding AllianceBernstein L.P.

Franklin Advisers, L.P. (“Franklin”), located at One Franklin Parkway, San Mateo, California 94403, serves as investment adviser to the Franklin Templeton Variable Insurance Products Trust.  Franklin Templeton Services, LLC (“FT Services”) serves as administrator for the Franklin Templeton VIP Founding Funds Allocation Fund and provides certain administrative services and facilities for the adviser, and oversees rebalancing of the fund’s assets.  FT Services is paid a fee for its services from the fund.  Franklin oversees the investment and reinvestment of the fund’s assets in accordance with policies and guidelines established by the Trust’s Board of Trustees.  Please see the fund’s prospectus for more information regarding Franklin and FT Services.

Selection of Underlying Funds

The underlying funds offered through this product are selected by Transamerica Life.  Transamerica Life may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the Policies. (For additional information on these arrangements, please refer to the section of this prospectus entitled “Revenue We Receive.”)  We review the funds periodically and may remove a fund or limit its availability to new premiums and/or transfers of Policy Value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations from policyowners. We have included the Transamerica Series Trust funds at least in part because they are managed by TAM, our directly owned subsidiary.

You are responsible for choosing the funds, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered.

In making your investment selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the funds including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund.  After you select funds for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in your Policy Value resulting from the performance of the funds you have chosen.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Addition, Deletion, or Substitution of Funds

We do not guarantee that each fund will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new funds or fund classes, close existing funds or fund classes, or substitute fund shares that are held by any subaccount for shares of a different fund.  New or substitute funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law.  We may also decide to purchase securities from other funds for the Separate Account.  We reserve the right to transfer Separate Account assets to another Separate Account that we determine to be associated with the class of contracts to which the Policy belongs.
Your Right to Vote Fund Shares

Even though we are the legal owner of the fund shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the funds, we will vote our shares only as policyowners instruct, as long as such action is required by law.

Before a vote of a fund’s shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your voting instructions to us in a timely manner. You will have the right to instruct us on the number of fund shares that corresponds to the amount of Policy Value you have in that fund (as of a date set by the fund).

If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Therefore, because of proportional voting, a small number of policyowners may control the outcome of a vote. Should federal securities laws, regulations and interpretations change, we may elect to vote fund shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to policyowners advising you of the action and the reasons we took such action.

Charges and Deductions

This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges deducted under the Policy may result in a profit to us.

Services and benefits we provide under the Policy:	•	The death benefit, cash and loan benefits.
	•	Account options, including premium allocations.
	•	Administration of elective options.
	•	The distribution of reports to owners.
•
Costs and expenses we incur:	•	Costs associated with processing and underwriting applications.
	•	Expenses of issuing and administering the Policy (including any policy riders).
	•	Overhead and other expenses for providing services and benefits and sales and marketing expenses, including compensation paid in connection with the sale of the Policies.
	•	Other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state and local premium and other taxes and fees.

Risks we assume:	●	That the charges we may deduct may be insufficient to meet our actual claims because insureds die sooner than we estimate.
	●	That the costs of providing the services and benefits under the Policies may exceed the charges we are allowed to deduct.

Some or all of the charges we deduct are used to pay aggregate policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

Premium Expense Charge

Before we allocate the net premium payments you make, we will deduct the following premium expense charge:

The premium expense charge is equal to:	•	For All Except Policies Issued to Residents of Puerto Rico: 5% of premiums during the first 5 Policy Years and 2.5% thereafter. We guarantee that this charge will not exceed 5%.
	•	For Policies Issued to Residents of Puerto Rico: Currently, 9% during the first five Policy Years, and 6.5% thereafter. We guarantee that this charge will not exceed 11%.

Some or all of the premium expense charges we deduct are used to pay the aggregate policy costs and expenses we incur, including distribution costs and/or state premium taxes. Although state premium tax rates imposed on us vary from state to state, the premium expense charge we deduct will not vary with the state of residence of the policyowner, except for Puerto Rico, as noted above.

Monthly Deductions

We take monthly deductions from the Policy Value on the Policy Date and on each Monthly Policy Date before the insured’s Age 121.   Monthly deductions will be taken on a pro-rata basis from each Account Option unless you elect self-directed monthly deductions.  You may elect self-directed monthly deductions by sending us a request in a form satisfactory to us.  If self-directed monthly deductions are elected, the portion of each monthly deduction taken from each Account Option will equal the monthly deduction times the selected percentage for that Account Option.  If any of the selected Account Options would be reduced to zero by the current monthly deduction, monthly deductions will be taken on a pro-rata basis from each Account Option, according to the portion of the Policy Value in each.

You may change the election of self-directed monthly deductions by sending us a request in a form satisfactory to us.  The change to or from self-directed monthly deductions will be effective on the date we record the change.

 Because portions of the monthly deductions (such as cost of insurance) can vary monthly, the monthly deductions will also vary.

Each monthly deduction consists of:	●	The monthly cost of insurance charge for the Policy (including any surcharge associated with flat extra or substandard table ratings): plus
	●	The monthly policy fee for the Policy; plus
	●	The monthly expense charge for the Policy; plus
	●	Any charge for additional benefits provided by riders.

Monthly Policy Fee:

This fee is determined by us and is used to cover aggregate policy expenses.  We may increase or decrease the fee from time to time, but we will never charge in excess of the guaranteed maximum monthly policy fee shown in the Policy Data.  Any change in the monthly policy fee will be applied uniformly to all policies with the same face amount, Age, sex and class of risk that have been in effect for the same length of time.

•	This charge varies by age at issue and Policy duration and is charged each month until Age 121:
	Issue age	Policy duration 1-5 years	Policy duration 6+ years
	0-4	$9/month	$12/month
	5+	$12/month	$12/month
•	This charge is determined by us, but we guarantee this charge will never be more than $15 per month for all ages and durations and will be $0 starting at Age 121.
•	This charge is used to cover aggregate policy expenses.
Cost of Insurance Charge:
To determine the appropriate monthly cost of insurance rates, we use our current monthly cost of insurance rate tables in effect for the Policy using the face amount and the insured’s age, sex, class of risk, and any substandard rating (as shown in the Policy Data) and the length of time since the Policy Date or the date of any increase in face amount.  Different monthly cost of insurance rates may apply to increases in the face amount following the Policy Date and any additional death benefit caused by the application of the death benefit factor.  Monthly cost of insurance rates may be changed by us from time to time.  A change in the monthly cost of insurance rates will apply to all persons of the same face amount, Age, sex, class of risk and any substandard rating whose policies or increases in the face amount have been in effect for the same length of time.  The rates will not exceed those shown in the table of guaranteed maximum monthly cost of insurance rates using the insured’s age, sex and class of risk, adjusted for any rating.

The monthly cost of insurance as of each Monthly Policy Date is determined as follows:
1. 2. 3.
Determine the amount at risk by subtracting the Policy Value from the amount of the death benefit.
Divide the amount by 1,000.
Allocate the result as set forth below and multiply each resulting amount by the appropriate monthly cost of insurance rate to arrive at the monthly cost of insurance.

In determining the amount at risk and the appropriate monthly cost of insurance rates, we first apply the Policy Value to the initial face amount.  If the Policy Value exceeds the initial face amount, we will then apply the remaining Policy Value to any increases in the face amount in the order of their occurrence.  Any remaining Policy Value will then be applied to any additional death benefit caused by the application of the death factor.

•	Your monthly current cost of insurance rate depends, in part, on your face amount band. The face amount bands available are:
	➢	Band 1: $50,000 - $99,999
	➢	Band 2: $100,000 - $249,999
	➢	Band 3: $250,000 - $499,999
	➢	Band 4: $500,000 and above
•	Cost of insurance rates are generally lower for each higher band of face amount.
•	We determine your face amount band by referring to the face amount in force for the Base Policy (that is, the initial face amount on the Policy Date, plus any increases, and minus any decreases).

If the insured’s age is 0-17 on the Policy Date, the class of risk will be “Juvenile” and the guaranteed maximum cost of insurance rates will be the composite rates in the 2001 C.S.O. Table. We will notify you 60 days prior to the insured’s Age 18 that the insured is eligible for reclassification to an adult Non-Tobacco class of risk upon proper evidence of insurability.  If you do not respond to our notification, or if the insured does not qualify for reclassification as a Non-Tobacco user, the guaranteed maximum cost of insurance rates will continue to be the composite rates in the 2001 C.S.O. Table.

Monthly Expense Charge
This charge equals:
•	The face amount on the Policy Date divided by 1,000 and then multiplied by the applicable monthly expense charge per thousand; plus
•	The monthly expense charge for each increase in face amount caused by a requested increase; minus
•	The monthly expense charge for any face amount that has been decreased.
           We determine the rate of the monthly expense charge per 1,000 and may change it from time to time, but will never charge in excess of the applicable guaranteed maximum monthly expense charge per 1,000.  The monthly expense charge per 1,000 applicable to an increase in the face amount may be different from the monthly expense charge per 1,000 on the initial face amount.  The guaranteed maximum monthly expense charge per 1,000 in effect on the Policy Date is shown in the Policy Data.  Any change in the monthly expense charge per 1,000 will be applied uniformly to all policies or face amount increases with the same face amount, age, sex and underwriting class of risk that have been in effect for the same length of time.

Optional Insurance Riders:

•
The monthly deductions will include charges for any optional insurance benefits you add to your Policy by rider.  Please refer to the section below entitled “Rider Charges” for a description of the rider charges.

The factors that affect the net amount at risk for each layer of face amount include the investment performance of the funds in which you invest, payment of premiums, the fees and charges deducted under the Policy, the death benefit option you choose, as well as any policy transactions (such as loans, cash withdrawals, transfers, and changes in face amount). The actual monthly cost of insurance rates are primarily based on our expectations as to future mortality experience and expenses. Monthly cost of insurance rates may be changed by us from time to time. The actual rates we charge will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy. These guaranteed rates are based on the 2001 C.S.O. Mortality Tables and the insured’s Age, gender, and underwriting class of risk.

If you increase the face amount, different monthly cost of insurance rates may apply to that layer of face amount, based on factors such as the insured’s Age and underwriting class of risk at the time of the increase, gender, and the length of time since the increase. Increases in face amount may move the Policy into a higher face amount band, resulting in a decrease in the rates for the cost of insurance charge and possibly the premium expense charges because the premium expense charges are based on the face amount in force on the Base Policy at the time the premium is received.

Decreases in face amount may cause the Policy to drop into a lower band of face amount and may result in an increase in the rates for the cost of insurance and premium expense charges.  Decreases in face amount will be applied on a last-in, first-out basis to the face amount in force, and will first reduce the face amount provided by the most recent increase in face amount in force, then reduce the next most recent increases, successively, and thereafter reduce the initial face amount.

The underwriting class of risk of the insured will affect the cost of insurance rates. In determining underwriting classifications, we apply certain criteria that are based on an assessment of the insured's life expectancy.  We currently place insureds into preferred and standard classes. We also place insureds into substandard classes with extra ratings, which reflect higher mortality risks and will result in higher cost of insurance rates. Examples of reasons an insured may be placed into an extra risk factor underwriting class include, but are not limited to, medical history, avocation, occupation, driving record, or planned future travel (where permitted by state law).

We may issue certain policies on a simplified issue, guaranteed issue or expedited basis. Cost of insurance rates charged for any policies issued on a simplified, guaranteed or expedited basis may cause healthy individuals to pay higher cost of insurance rates than they would pay under a substantially similar policy that we offer using different underwriting criteria.

Mortality and Expense Risk Charge

We deduct a daily charge from each subaccount that, together with other fees and charges, compensates us for services rendered, the expenses expected to be incurred, and the risks assumed. This charge is equal to:

•	the value of each subaccount; multiplied by
•	The daily pro rata portion of the annual mortality and expense risk charge rate.

For the first ten Policy Years, the current annual rate for the mortality and expense risk charge is equal to 0.75% of the average daily net assets of each subaccount. We may reduce this charge to 0.60% for Policy Years 11 – 15; 0.30% for Policy Years 16 – 20; and 0.00% for Policy Years 21+, but we do not guarantee that we will do so. We guarantee this charge to be no more than 0.90% annually for all Policy Years.

If this charge, combined with other policy fees and charges, does not cover our total actual costs for services rendered and expenses incurred, we absorb the loss. Conversely, if these fees and charges more than cover actual costs, the excess is added to our surplus. We expect to profit from these charges.

Surrender Charge

You may surrender your Policy for its cash surrender value at any time upon written request. If you exercise this option, the Policy and all attached riders will terminate.  If you surrender your Policy completely during the first 10 years (or during the 10-year period following an increase in face amount), we deduct a surrender charge from your Policy Value and pay the remaining Policy Value (less any loan balance) to you.

The surrender charge is a charge for each $1,000 of the initial face amount of your Base Policy and of each increase in face amount. The surrender charge that will apply on a full surrender of the Policy is the total of the surrender charge calculated for the initial face amount and the surrender charges calculated for each increase in face amount.

The initial face amount has a 10-year surrender charge period starting on the Policy Date and surrender charges that are based upon the insured’s age, gender and underwriting class on the Policy Date. Each increase in face amount has its own 10-year surrender charge period and surrender charges that are based upon the insured’s age, gender and underwriting class of risk at the time of the increase.

There is no surrender charge if you wait until the end of the 10th Policy Year to surrender your Policy, and you have not increased your face amount within the past 10 Policy Years.  The formula we use reduces the surrender charge at older ages in compliance with state laws.  The surrender charge helps us recover distribution expenses that we incur in connection with the policy, including sales commissions paid to selling firms and printing and advertising costs, as well as aggregate policy expenses.

If your Policy has lapsed and is reinstated, the period of lapse is not counted; rather, the surrender charge at reinstatement is exactly what it was at lapse (e.g., a policy that lapses at 5 years and is reinstated at 8 years has year 5 surrender charges at reinstatement).

The surrender charge may be significant. You should evaluate this charge carefully before you consider a surrender. Under some circumstances, the level of surrender charges might result in no cash surrender value available if you surrender your Policy in the early Policy Years.  This will depend on a number of factors, but is more likely if:

•	You pay premiums equal to or not much higher than the minimum monthly no lapse premium shown in your Policy; and/or
•	Investment performance is low.

In addition, surrender charges that apply for 10 years after any increase in face amount will likely significantly reduce your cash surrender value.

The surrender charge will be equal to A multiplied by B, multiplied by C where:	A=	The surrender charge per $1,000 of face amount in the layer (varies by issue age, gender and underwriting class on the Policy Date or date of face amount increase); multiplied
	B=	The number of thousands of face amount in the layer; multiplied by
	C=	The surrender charge factor.

The surrender charge per thousand is calculated separately for the initial face amount and for each increase in face amount, using the rates found in Appendix A-1.

The surrender charge factor is also determined separately for the initial face amount and for each increase in face amount in force.  The surrender charge factor varies by the age of the insured (on the Policy Date or date of face amount increase) and number of years since the Policy Date or date of face amount increase. In no event are the surrender charge factors any greater than those shown in the table in Appendix A-2.  We generally determine the surrender charge factor from the Policy Date or date of face amount increase to the surrender date, regardless of whether there were any prior lapses and reinstatements. For more information, please see "Appendix A-2- Surrender Charge Factors."

Surrender Charge Example: Assume a male non-tobacco user purchases the Policy at age 30 with a face amount of $100,000. The Policy is surrendered at the end of Policy Year 5. The surrender charge per $1,000 of face amount is $16.95. This is multiplied by the surrender charge factor of 0.68.

The surrender charge	=	the surrender charge per $1,000 ($16.95)
	x	the number of thousands of initial face amount (100)
	x	the surrender charge factor (0.68)
	=	$1,152.60

Transfer Charge

We currently allow you to make 12 transfers each Policy Year free of charge.  Except as listed below, we charge $25 for each additional transfer.  We deduct the transfer charge from the amount being transferred.  We will not increase this charge.

•	For purposes of assessing the transfer charge, all transfers made in one day, regardless of the number of subaccounts affected by the transfer, will be considered a single transfer.
•
Transfers resulting from loans, the exercise of conversion rights, or the reallocation of Policy Value immediately after the reallocation date currently are not treated as transfers for the purpose of assessing this charge.

•	Transfers via the Internet currently are not treated as transfers for the purpose of assessing this charge.
•	Transfers under dollar cost averaging and asset rebalancing currently are not treated as transfers for the purpose of assessing this charge.

We currently charge you an effective annual interest rate on a policy loan of 2.75% (3.0% maximum guaranteed) on each Policy Anniversary. We will also credit the amount in the loan reserve with an effective annual interest rate of 2.0%. After offsetting the 2.0% interest we credit, the net cost of loans currently is 0.75% annually (1.0% maximum guaranteed). After the 10th Policy Year, we will apply preferred loan rates charged on an amount equal to the Policy Value; minus total premiums paid (less any cash withdrawals); and minus any loan balance. The current preferred loan effective annual interest rate charged is 2.00% and is guaranteed not to exceed 2.25%. After the insured’s Age 121, all loans, new and existing, are considered preferred loans.

Cash Withdrawal Charge

You may take cash withdrawals if your surrender value is sufficient to cover the amount of the withdrawal and the associated cash withdrawal charge.  When you take a cash withdrawal, we charge a processing fee of $25 or 2% of the amount you withdraw, whichever is less.  We deduct this amount from the withdrawal, and we pay you the balance.  We will not increase this charge.

Taxes

We currently do not make any deductions for taxes from the Separate Account. We may do so in the future to the extent that such taxes are imposed by federal or state agencies.

Rider Charges

The following charges apply if you elect any of the riders available under your Policy as noted below (see “Supplemental Benefits (Riders)”):

•
Terminal Illness Accelerated Death Benefit Endorsement. We reduce the benefit by a discount factor to compensate us for income lost due to the early payment of the death benefit. The discount factor is based on the current yield on 90-day Treasury bills or the policy loan interest rate, whichever is greater.  We also assess an administrative charge.  For a complete description of the Terminal Illness Accelerated Death Benefit Endorsement, please refer to the section entitled “Terminal Illness Accelerated Death Benefit Endorsement” in this prospectus.

•
Base Insured Rider. We assess a cost of insurance charge based on the insured’s Age, gender and underwriting class of risk, and the rider’s face amount and duration. Cost of insurance charges generally will increase each year with the insured’s Age.

•
Additional Insured Rider. We assess a cost of insurance charge based on each additional insured’s Age, gender and underwriting class of risk, and the rider’s face amount and duration. Cost of insurance charges generally will increase each year with the insured’s Age.

•	Children’s Benefit Rider. We assess a charge based on the rider face amount regardless of the number of children insured.

•	Accidental Death Benefit Rider. We assess a cost of insurance charge based on the insured’s Age and rider face amount. Charges generally will increase each year with the insured’s Age.

•
Disability Waiver of Monthly Deductions Rider. We assess a rider charge based on the insured’s Age and gender and the Policy’s amount at risk as well as a charge based on those riders that would be eligible to have monthly deductions waived.

•
Disability Waiver of Premium Rider. The charge for this rider is based on the insured’s Age and gender and the amount of monthly waiver of premium benefit that would be paid in the event of total disability, as defined in the rider.

•
Overloan Protection Rider.  There is a onetime charge when the rider is exercised that is equal to a percentage of the gross Policy Value based on the insured’s Age: 5% for ages 75-90; 4% for age 91; 3% for age 92; 2% for age 93; and 1% for ages 94-120.

•	Long Term Care Rider. We assess a monthly charge for this rider based on the insured’s Age, gender and class of risk, and the face amount band and amount at risk for the Policy.

Fund Expenses

The funds deduct management fees and expenses from the amounts you have invested in the funds. These fees and expenses reduce the value of your fund shares. Some funds also deduct 12b-1 fees from fund assets.   Please see the fund prospectuses for more detailed information about the funds.

Revenue We Receive

We (and our affiliates) may directly or indirectly receive payments from the funds, their advisers, sub-advisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive three types of payments:

Rule 12b-1 Fees. We and/or our affiliate, Transamerica Capital, Inc. (“TCI”), the principal underwriter for the Policies, indirectly receive some or all of the 12b-1 fees from the funds available as investment choices under our variable products. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.35% of the average daily assets of the certain underlying funds attributable to the Policies and to certain other variable insurance products that we and our affiliates issue.

Administrative, Marketing and Support Service Fees (“Service Fees”). The investment adviser, sub-adviser, administrators, and/or distributors (or affiliates thereof) of the funds may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment adviser or sub-adviser realizes on the advisory fee deducted from fund assets. Policyowners, through their indirect investment in the funds, bear the costs of these advisory fees (See the prospectuses for the funds for more information.)  The amount of this compensation is generally based on a percentage of the assets of the particular fund attributable to the Policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The chart below provides the maximum combined percentages of 12b-1 fees and Service Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to Transamerica Life and TCI
Fund	Maximum Fee % of assets*	Fund	Maximum Fee % of assets*
Transamerica Series Trust **	--	Fidelity Variable Insurance Products Funds	0.35%***
Alliance Bernstein	0.25%	Franklin Templeton	0.35%
American Funds	0.25%
*Payments are based on a percentage of the average assets of each fund owned by the subaccounts that are available under the Policy and under certain other variable insurance products offered by our affiliates and us.  We, and TCI, may continue to receive 12b-1 fees and administrative fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services provided.
**Because the Transamerica Series Trust is managed by an affiliate, there are additional benefits to us and our affiliates for amounts you allocate to the Transamerica Series Trust funds, in terms of our and our affiliates’ overall profitability.  During 2011 we received $____ million in benefits from TAM.
***We receive this percentage once $100 million in fund shares are held by the subaccounts of Transamerica Life and its affiliates.

Other payments.  We and our affiliates, including TCI and Transamerica Financial Advisors, Inc. (“TFA”) also directly or indirectly receive additional amounts or different percentages of assets under management from certain advisers and sub-advisers to the funds (or their affiliates) with regard to variable insurance products or mutual funds that are issued or managed by us and our affiliates. These payments may be derived in whole or in part, from the profits the investment adviser or sub-adviser receives from the advisory fee deducted from fund assets.  Policyowners, through their indirect investment in the funds, bear the costs of those advisory fees (see the prospectuses for the funds for more information.  Certain advisers and sub-advisers of the underlying funds (or their affiliates) (1) may pay TCI amounts up to $75,000 per year to participate in a “preferred sponsor” program that provides such advisers and sub-advisers with access to TCI’s wholesalers at TCI’s national and regional sales conferences that are attended by TCI’s wholesalers; (2) may pay TFA varying amounts to obtain access to TFA’s wholesaling and selling representatives; (3) may provide us and/or certain affiliates and/or selling firms with occasional gifts, meals, tickets or other compensation as an incentive to market the funds and to assist with their promotional efforts; and (4) may reimburse our affiliated selling firms for exhibit booths and other items at national conferences of selling representatives. The amounts may be significant and these arrangements provide the adviser or sub-adviser (or other affiliates) with increased access to us and to our affiliates involved in the distribution of the Policy.

For the calendar year ended December 31, 2011, TCI received total revenue sharing payments in the amount of $3,368,635.55 from the following fund managers and/or sub-advisers to participate in TCI’s events: AEGON USA Investment Management, Inc., AllianceBernstein Investments, Black Rock Investment Management, Fidelity Investments, Franklin Templeton Investments, GE Asset Management, Hanlon Investment Management Inc., ING Clarion Real Estate Securities, Invesco AIM, Janus Capital, Jennison Associates, JP Morgan Investment Management, Logan Circle Investment Partners, Loomis, Sayles & Company, MFS Investment Management, Madison Asset Management, LLC, Morgan Stanley Investment Management, Neuberger Berman Management, OppenheimerFunds, Pacific Investment Management Company, Schroder Investment Management North America, Systematic Financial Management LP, Thompson, Siegel and Walmsley LLC, Vanguard, and Wellington Management Company.

Please Note: Some of the aforementioned managers and/or sub-advisers may not be associated with underlying funds currently available in this product.

 Proceeds from certain of these payments by the funds, the advisers, the sub-advisers and/or their affiliates may be profit to us, and may be used for any corporate purpose, including payment of expenses (i) that we and our affiliates incur in promoting, issuing, marketing and administering the Policies; and (ii) that we incur, in our role as intermediary, in promoting, marketing and administering the funds.

For further details about the compensation payments we make in connection with the sale of the Policies, see “Sale of the Policies” in this prospectus.

The Policy

The Policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. There may be differences between the policy issued and the general policy description contained in this prospectus because of requirements of the state where your Policy is issued. Some of the state specific differences are included in the prospectus, but this prospectus does not include references to all state specific differences. All state specific policy features will be described in your Policy.

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner’s estate.

The principal rights an owner may exercise are:

•	To designate or change beneficiaries before the death of the insured.
•	To receive amounts payable before the death of the insured.
•	To assign the Policy (If you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment).
•	To change the owner of the Policy.
•	To change the face amount or death benefit option type of the Policy.

At issue, the owner must select either the Guideline Premium Tax Test or the Cash Value Accumulation Tax Test on the Policy application. Once selected, this tax test cannot be changed.

No designation or change in designation of an owner will take effect unless we receive (i) a transfer of ownership form or (ii) an Internal Revenue Service Form W-9 along with a written request to designate or change the designation of an owner.  The request will take effect as of the date we receive it, in good order, at our mailing address, or by fax at our administrative office (1-727-299-1620), subject to payment or other action taken by us before it was received.

Modifying the Policy

Any modifications or waiver of any rights or requirements under the Policy must be in writing, in good order, and signed by our president or secretary. No registered representative may bind us by making any promise not contained in the Policy.

Upon notice to you, we may amend the Policy:

•	To make the Policy or the Separate Account comply with any law or regulation issued by a governmental agency to which we are subject; or
•	To assure qualification of the Policy as a life insurance contract under the Internal Revenue Code or to meet applicable requirements of federal or state laws relating to variable life policies; or
•	To reflect a change in the operation of the Separate Account; or
•	To provide additional subaccounts and/or general account options.

Purchasing a Policy

To purchase a Policy, you must submit a completed application, in good order, and an initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with TCI, the principal underwriter for the Policy, and us.

There may be delays in our receipt and processing of applications and premium payments that are outside of our control – for example, because of the failure of a selling broker-dealer or registered representative to promptly forward the application to us at our mailing address, or because of delays in determining whether the Policy is suitable for you. Any such delays will affect when your Policy can be issued.

You select the face amount of insurance coverage for your Policy within the following limits. Our current minimum face amount for a Policy is generally $50,000. We currently charge lower cost of insurance rates for Policies with face amounts in higher bands of coverage. We offer the following face amount bands of coverage:

•	Band 1: $50,000 - $99,999
•	Band 2: $100,000 - $249,999
•	Band 3: $250,000 - $499,999
•	Band 4: $500,000 and above

We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy to you if the insured is over age 85. The insured must be insurable and acceptable to us under our underwriting rules on the later of:

•	The date of your application; or
•	The date the insured completes all of the medical tests and examinations that we require.

Tax-Free “Section 1035” Exchanges

You can generally exchange one life insurance policy for another policy covering the same insured in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, other charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, or if your current policy is subject to a policy loan, you may also have to pay federal income tax on the exchange. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy. (That person will generally earn a commission if you buy the Policy through an exchange or otherwise.)

When Insurance Coverage Takes Effect

Insurance coverage under the Policy will take effect only if all of the following conditions have been met: (1) the first full premium must be received by the Company at our mailing address; (2) during the lifetime of every proposed insured, the proposed owner must have personally received and accepted the Policy which was applied for and all answers on the application must be true and correct on the date such Policy is received and accepted; and (3) on the date of the later of either (1) or (2) above, all of the statements and answers given in the application must be true and complete, and there must have been no change in the insurability of any proposed insured.

Conditional Insurance Coverage. If you pay the full initial premium and have met all of the requirements listed in the conditional receipt attached to the application, and we deliver the conditional receipt to you, the insured may have conditional insurance coverage under the terms of the conditional receipt. The conditional insurance coverage may vary by state and/or underwriting standards. Because we do not accept initial premiums in advance for Policies with a face amount in excess of $2,000,000 or issue ages 76 and higher, we do not offer conditional insurance coverage for those Policies. Conditional insurance coverage is void if the check or draft you gave us to pay the initial premium is not honored when we first present it for payment.

The aggregate amount of conditional insurance coverage,	•	The lesser amounts applied for under all conditional receipts issued by us; or
if any, is the lesser of:	•	$400,000 of life insurance if the proposed primary insured is age 0-15, and is insurable at a standard or better class of risk; or
	•	$400,000 of life insurance if the proposed primary insured is age 16-65, and is insurable at a standard or better class of risk; or
	•	$400,000 of life insurance if the proposed primary insured is age 66-75, and is insurable at a standard or better class of risk; or
	•	$100,000 of life insurance for a class of risk with extra ratings regardless of age.
Subject to the conditions and limitations of the conditional receipt, conditional insurance under the terms of the Policy applied for may become effective as of the later of:	•
The date of completing all parts of the application (including medical questions), the date of the last medical examination, tests, and other screenings required by us, if any, or the date requested in the application, whichever is later (the “Effective Date”),  Such conditional insurance will take effect as of the Effective Date, as long as all of the following requirements are met:

1.
The person proposed to be insured is found to have been insurable as of the Effective Date, at any rating under the Company’s rules for insurance on the plan applicable for and in the amount and at the Tobacco Classification applied for.

		2.	As of the effective date, all statements and answers given in the application must be true.
3.
The payment made with the application must not be less than the full initial premium for the mode of payment chosen in the application and must be received at our mailing address within the lifetime of the proposed primary insured for whom the conditional coverage would apply and, in the form of check or draft, must be honored for payment.

4.
All medical examinations, tests, and other screenings required of the proposed insured by us are completed and the results received at our administrative office within 60 days of the date the application was signed.

		5.	All parts of the application, any supplemental application, questionnaires, addendum and/or amendment to the application are signed and received, in good order, at our mailing address.

Any conditional life insurance coverage terminates on the earliest of:	•	60 days from the date the application was signed.
	•	The date we either mail notice to the applicant of the rejection of the application and/or mail a refund of any amounts paid with the application.
	•	When the insurance applied for goes into effect under the terms of the Policy that you applied for.
	•	The date we offer to provide insurance on terms that differ from the insurance for which you have applied.

Special limitations of the conditional receipt:	•	The conditional receipt is not valid unless:
> All blanks in the conditional receipt are completed; and
> The receipt is signed by an authorized Company representative.

Other limitations:	●	There is no conditional receipt coverage for riders or any additional benefits, if any, for which you may have applied.
	●	If one or more of the receipt’s conditions have not been met exactly, or if a proposed insured dies by suicide, we will not be liable except to return any payment made with the application.
●
If we do not approve and accept the application within 60 days of the date you signed the application, the application will be deemed to be rejected by us and there will be no conditional insurance coverage. In that case, Transamerica Life’s liability will be limited to returning any payment(s) you have made upon return of this receipt to us.

Full Insurance Coverage and Allocation of Initial Premium.  Once we determine that the insured meets our underwriting requirements and you have paid the initial premium, full insurance coverage will begin and we will begin to take the monthly deductions from your net premium. This date is the Policy Date (or the date of issue if the Policy is backdated). Any premium payments we receive before the Policy Date (or date of issue, if applicable) will be held in a non-interest bearing suspense account. On the Policy Date (or the date of issue if your Policy is backdated), the entire amount in the non-interest bearing suspense account will be allocated as follows: (i) to the subaccounts and/or the Basic Interest Account as you specified in your application, if your state does not require a full refund of initial premium; or (ii) to the reallocation account, if your state requires us to return your initial premium in the event you exercise your free-look right.  While held in the reallocation account, premium(s) will be credited with interest at the current Basic Interest Account rate until the reallocation date when they will be allocated to the subaccounts and/or Basic Interest Account as you specified in your application.  Please Note: Your premiums are credited on the date of issue, not the backdated Policy Date.

 On any day we credit net premiums or transfer Policy Value to a subaccount, we will convert the dollar amount of the net premium (or transfer) into subaccount units at the unit value for that subaccount, determined at the end of the day on which we receive the premium or transaction request.  We will credit amounts to the subaccounts only on a valuation date, that is, on a date the New York Stock Exchange (“NYSE”) is open for trading.

Transaction Type:	Priced when received at our:
payment by check	mailing address, unless other address appears on your billing coupon
transfer request	administrative office
payment by wire transfer	administrative office
electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments)	administrative office

Backdating a Policy

If you request, we may backdate a policy by assigning a Policy Date earlier than the date full insurance coverage begins. However, in no event will we backdate a policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application. Your premiums, however, will be credited on the date the policy is issued, not the backdated Policy Date.

Cost of insurance charges are based in part on the age of the insured on the Policy Date or on the date of a requested increase in face amount. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deductions, including cost of insurance charges, for the period that the policy is backdated. This means that while the monthly deductions may be lower than what would have been charged had we not backdated the policy, you will be paying for insurance during a period when the policy was not in force.

Policy Changes

If the Policy is still in force on the Policy Anniversary at the insured’s Age 121, the Policy will continue, with the following changes, unless state law otherwise requires:

•	We will not accept any further premium payments.
•	We will no longer deduct the monthly deductions.
•	We will continue to deduct the mortality and expense risk charge, if any.
•	Interest will continue to accrue on any policy loans, as before, but all loans, new and existing, will be considered preferred loans.
•	We will continue to accept policy loan repayments and loan interest payments.
•	We will continue to permit policy loans and withdrawals to be made.

Please Note:  Continuing a policy beyond the insured’s Age 100 may have tax consequences.  You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s Age 100.  Please see the "Federal Income Tax Considerations" section of this prospectus.

Premiums

Allocating Premiums

You must instruct us on how to allocate your net premium among the subaccounts and the Basic Interest Account. You must follow these guidelines:

●      Allocation percentages must be in whole numbers.
●
If you select dollar cost averaging, we may require you to have a minimum of $5,000 in each subaccount from which we will make transfers and you may be required to transfer at least a total of $100 monthly.

●	If you select asset rebalancing, your Policy Value if an existing policy, or your initial premium, if a new policy, must be at least $5,000.
●
Unless otherwise required by state law, we may restrict allocations and transfers to the Basic Interest Account if the Basic Interest Account value following the allocation or transfer would exceed $250,000. (This restriction does not apply to any transfer to the Basic Interest Account necessary in the exercise of conversion rights.)

Currently, you may change the allocation instructions for additional premium payments without charge at any time by writing us at our mailing address or calling us at our administrative office at 1-800-851-9777, Monday - Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern Time. You may also change your allocations through our web site at www.mytransamerica.com.

Please Note: Certain subaccounts have similar names. When providing your allocation instructions, please state or write the full name of the subaccount that you select for your allocation to ensure that those allocation instructions are in good order. The change will be effective as of the valuation date on which we receive the change request, in good order, at our mailing address or administrative office. Upon instructions from you, the authorized registered representative for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular subaccount is 1.0% of a net premium payment.

Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. Premium payments received at our mailing address, or at the address on your billing coupon (for payments made by check), or at our administrative office (for payments made by wire transfer and through electronic credit and debit transactions) before the NYSE closes, are priced using the unit value determined at the closing of the regular business session of the NYSE (usually at 4:00 p.m. Eastern Time). If we receive a premium payment after the NYSE closes or on a day that the NYSE is closed for trading, we will process the order using the subaccount unit value determined at the close of the next regular session of the NYSE. We will credit amounts to the subaccounts only on a valuation date, that is, on a date the NYSE is open for trading. Your Policy Value will vary with the investment experience of the subaccounts in which you invest. You bear the investment risk for amounts you allocate to the subaccounts.

You should periodically review how your Policy Value is allocated among the subaccounts and the Basic Interest Account because market conditions and your overall financial objectives may change.

Reallocation Account. If your state requires us to return your initial premium in the event you exercise your free-look right, we will allocate the initial net premium on the Policy Date (or the date of issue if your Policy is backdated) to the reallocation account (or as otherwise mandated by state law) as shown in your Policy Data. While held in the reallocation account, net premium(s) will be credited with interest at the current Basic Interest Account rate and reduced by any monthly deductions due. The net premiums will remain in the reallocation account until the reallocation date. In those states that require us to return all premiums paid for the Policy in the event you exercise your free-look right, we set the reallocation date to coincide with the free-look period that is applicable to your Policy plus a margin of five days for policy delivery.  Please contact your registered representative for details concerning the free-look period for your state.

On the first valuation date on or after the reallocation date, we will reallocate all Policy Value from the reallocation account to the Basic Interest Account and the subaccounts you selected on the application. If, however, you requested dollar cost averaging, then on the reallocation date we will reallocate the Policy Value either to the Basic Interest Account, the Transamerica AEGON Money Market VP subaccount or the Transamerica JPMorgan Core Bond VP subaccount (depending on which account options you selected on your application).

Please Note: For states that do not require a full refund of the initial premium, the reallocation date is the same as the Policy Date. On the Policy Date, we will allocate your initial net premium, minus monthly deductions, to the Basic Interest Account and the subaccounts in accordance with the instructions you gave us on your application.

Premium Flexibility

You generally have flexibility to determine the frequency and the amount of the premiums you pay. On or before the Policy Date, we may require you to pay a premium at least equal to a minimum monthly no lapse premium set forth in your Policy. Thereafter (subject to the limitations described below), you may make premium payments at any time up to the insured’s Age 121 and in any amount over $50. Under some circumstances, you may be required to pay extra premiums to prevent a lapse. Your minimum monthly no lapse premium may change if you request a change in your Policy. If this happens, we will notify you of the new minimum monthly no lapse premium. See “Minimum Monthly No Lapse Premium” below. No further premium payments will be accepted after the insured’s Age 121 except for amounts paid within grace periods that are required to keep the Policy in force.

Planned Periodic Payments

You will determine a planned periodic payment schedule, which allows you to pay level premiums at fixed intervals over a specified period of time. The amount and frequency are shown in the Policy Data.  You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned periodic payments. Please be sure to notify us or your selling firm of any address changes so that we may be able to keep your current address on record.

Even if you make your planned periodic payments on schedule, your Policy still may lapse. How long your Policy lasts depends on the Policy’s cash surrender value. If the cash surrender value is not high enough to pay the monthly deductions when due (and your no lapse period has expired) then your Policy will lapse (unless you make the payment we specify during the 61-day grace period).

Minimum Monthly No Lapse Premium

The full initial premium is the only premium you are required to pay under the Policy. However, you greatly increase your risk of lapse if you fail to regularly pay premiums at least as large as the current minimum monthly no lapse premium.

Until the no lapse ending date shown in your Policy Data, we guarantee that your Policy will not lapse as long as on any Monthly Policy Date you have paid total premiums (minus any cash withdrawals, and minus any loan balance) that equal or exceed the sum of the minimum monthly no lapse premiums for each month from the Policy Date up to, and including, the current month. If you take a cash withdrawal, a loan, or if you increase or decrease your face amount, or if you add, increase or decrease a rider, you may need to pay additional premiums in order to keep the no lapse guarantee in effect.

The initial minimum monthly no lapse premium is shown in your Policy Data, and depends on a number of factors, including the age, gender and class of risk of the insured, and the face amount requested.  We will adjust the minimum monthly no lapse premium if you change death benefit options, increase or decrease the face amount, or if any riders are added or terminated, or if in force riders are increased or decreased. We will notify you of the new minimum monthly no lapse premium. We also reserve the right to require, before we issue a Policy, that the initial premium plus the planned premium payable during the no lapse period is at least equal to the cumulative minimum monthly no lapse premiums during the no lapse period.

You may obtain information about your minimum monthly no lapse premium and assistance to determine the amount of premiums you must pay to keep your Policy in force by contacting our administrative office.

Premium Limitations

We may require premium payments to be at least $50 ($1,000 if by wire). We may return premiums less than the minimum. We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitations, if applicable, by which the Policy qualifies as life insurance under federal tax laws. (See “Death Benefit” for more information regarding the Guideline Premium Test.)

This maximum is set forth in your Policy Data. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will generally return the excess portion of the premium payment within 60 days after the end of the Policy Year.  In addition, we reserve the right to refund a premium or require evidence of insurability if the premium would increase the death benefit by more than the amount of the premium. If you choose the Guideline Premium Test there are additional premium limitations. We will not accept a payment that will cause the Policy to become a modified endowment contract without your consent.

Note: We reserve the right to refund any premiums in a 12 month period in excess of the planned premium plus $25,000.  Additionally, we reserve the right to refund any premium paid during a Policy Year that:

•	Increases the difference between the death benefit and the Policy Value; or

•	Is more than $20 per $1,000 of the Face Amount and more than three times the total of the monthly deductions for the last Policy Year.

Making Premium Payments

Wire Transfers. We will accept premium payments by wire transfer.  If you wish to make payments by wire transfer, you should contact our administrative office at 1-800-851-9777 for instructions on wiring federal funds to us.

Tax-Free Exchanges (“1035 Exchanges”). We will accept a part of or all of your initial premiums from one or more contracts insuring the same insured that qualify for tax-free exchanges under Section 1035 of the Internal Revenue Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction.

Subject to our underwriting requirements, we will permit you to make one additional cash payment within three business days of receipt at our administrative office of the proceeds from the 1035 Exchange before we finalize your Policy’s face amount.

Please Note:  We may hold premium payments in a non-interest bearing account for up to 14 days if applying the premium payment would cause the policy to violate Internal Revenue Code Section 7702 or other provisions of the Internal Revenue Code. Please refer to the section of this prospectus entitled “Federal Income Tax Considerations” for more information regarding tax considerations regarding your Policy or consult a qualified tax advisor.

Transfers

General

You or your registered representative of record (‘authorized registered representative”) may make transfers among the subaccounts or between the subaccounts and the Basic Interest Account. You will be bound by any transfers made by your authorized registered representative.  We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request. We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit.

The following features apply to transfers under the Policy:
•
Your Policy may be limited to a cumulative transfer from the Basic Interest Account each Policy Year of the greatest of 25% of the amount in the Basic Interest Account, or the amount transferred out of the Basic Interest Account the previous Policy Year.

•
Currently we do not, but reserve the right to, limit the amount of and the number of transfers out of the Basic Interest Account to one per Policy Year.  If we modify or stop our current practices, we will notify you at the time of your transfer.

•
Unless otherwise required by state law, we may restrict transfers to the Basic Interest Account, if the Basic Interest Account value following the transfer, would exceed $250,000. This restriction does not apply to any transfer to the Basic Interest Account necessary in the exercise of conversion rights.

•
You may request transfers in writing (in a form we accept) to our mailing address, by fax to our administrative office, or electronically through our website (www.mytransamerica.com). Please Note: Certain subaccounts have similar names. It is important that you state or write the full name of the subaccount when making a transfer request to ensure that any transfer request that you submit is in good order.

•
We may require that the written request for a transfer out of the Basic Interest Account to be received within a specified period after the Policy Anniversary, but this period will be no less than 30 days.

•	There is no minimum amount that must be transferred.
•	There is no minimum amount that must remain in a subaccount after a transfer.
•	Except as listed below, we may deduct a $25 charge from the amount transferred for each transfer in excess of 12 transfers in a Policy Year.
•	We consider all transfers made in any one day to be a single transfer.
•
Transfers resulting from loans or the exercise of conversion rights, or due to reallocation of Policy Value immediately after the reallocation date are currently not treated as transfers for the purpose of assessing the transfer charge.

•	Transfers via the Internet currently are not treated as transfers for the purpose of assessing the transfer charge.
•	Transfers under asset rebalancing and dollar cost averaging currently are not treated as transfers for purpose of assessing the transfer charge.

We will process any transfer order that is received, in good order, in writing at our mailing address, or by fax or by telephone at our administrative office, before the NYSE closes (usually 4:00 p.m. Eastern Time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes, or on a day that the NYSE is closed for trading, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.  (If you send your request by fax, be sure to use the correct fax number.  Please see "Telephone, Fax and Online Privileges.")

Disruptive Trading and Market Timing

Statement of Policy. This variable insurance policy was not designed for the use of market timers or frequent or disruptive traders. Such transfers may be harmful to the underlying funds and increase transaction costs.

Market timing and disruptive trading among the subaccounts or between the subaccounts and the Basic Interest Account can cause risks with adverse effects for other policyowners (and beneficiaries and underlying funds). These risks and harmful effects include:

1.
Dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying funds are made at prices that do not reflect an accurate value for the underlying fund’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

2.	An adverse effect on fund management, such as:
a.	Impeding a fund manager’s ability to sustain an investment objective.
b.	Causing the underlying fund to maintain a higher level of cash than would otherwise be the case.
c.	Causing an underlying fund to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund.

3.	Increased brokerage and administrative expenses.

These costs are borne by all policyowners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying funds) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying funds, we cannot guarantee that all harmful trading will be detected or that an underlying fund will not suffer from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policyowners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms but, under our current policies and procedures, will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by standard United States Postal Service First Class mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund’s operations; or (2) if an underlying fund would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer; or (3) because of a history of market timing or disruptive trading.

We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements, or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer if an underlying fund refuses or reverses our order; in such instances some policyowners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected. Please Note: If you engage a third party investment advisor for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment advisor in providing those services.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying funds which are submitted together may be disruptive at certain levels.  At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund (a smaller amount may apply to smaller funds).  Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying funds.

Under our current policies and procedures, we do not:
•	Impose redemption fees on transfers.
•	Expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund has advised us to prohibit certain transfers that exceed a certain size.
•	Provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading, and in preventing or limiting harm from such trading.

As noted above, we do not impose a defensive transfer restriction.  In the absence of a defensive transfer restriction (e.g., expressly limiting the number of trades within a given period or their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it.  (Note: Even with a defensive transfer restriction, some level of market timing and disruptive trading can occur.)

Please Note: The limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable account options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policyowners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders which we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate: (1) to better detect and deter market timing or other harmful trading that may adversely affect other policyowners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally; (2) to comply with state or federal regulatory requirements; or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the account options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund.

Underlying Fund Frequent Trading Policies. The underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying funds may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying funds describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund and the policies and procedures we have adopted for our variable insurance policies to discourage market timing and disruptive trading. Policyowners should be aware that we may not have the contractual ability or the operational capacity to monitor policyowners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, policyowners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading in certain subaccounts.

You should be aware that, as required by SEC regulation, we have entered into a written agreement with each underlying fund or principal underwriter that obligates us to provide the fund, upon written request, with information about you and your trading activities in the funds. In addition, we are obligated to execute instructions from the funds that may require us to restrict or prohibit your investment in a specific fund if the fund identifies you as violating the frequent trading policies that the fund has established.

If we receive a premium payment from you that you allocate into a fund that has directed us to restrict or prohibit your trades into the fund, then we will request new allocation instructions from you. If we receive from you a transfer request into a fund that has directed us to restrict or prohibit your trades, then we will not effect the transfer.

Omnibus Order. Policyowners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying funds generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying funds will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying funds. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable account options correspond to the affected underlying funds.. In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Telephone, Fax and Online Privileges

Telephone transfer privileges will automatically apply to your Policy unless you provide other instructions. The telephone transfer privileges will allow you to give authority to the authorized registered representative for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the Basic Interest Account on your behalf according to your instructions. To make a telephone transfer, you may call us at our administrative office at 1-800-851-9777, Monday – Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern Time, or you may fax your instructions to our subaccount transfer fax number – 1-727-299-1648 (for all other fax requests, please use 1-727-299-1620).  You also may request transfers electronically through our website, www.mytransamerica.com.   Please Note: Certain subaccounts have similar names. When providing your allocation instructions, please state or write the full name of the subaccount that you select for your allocation to ensure that those instructions are in good order.

Please note the following regarding telephone, Internet or fax transfers:

●	We will employ reasonable procedures to confirm that instructions are genuine.
●	If we follow these procedures, we are not liable for any loss, damage, cost or expense from complying with instructions we reasonably believe to be authentic. You bear the risk of any such loss.
●	If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.
●
Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to owners, and/or tape recording telephone instructions received from owners.

●	We may also require that you send us the telephone, Internet or fax transfer order in writing.
●	If you do not want the ability to make telephone or Internet transfers, you should notify us in writing at our mailing address, or through our fax number to our administrative office – 1-727-299-1620.
●	We will not be responsible for same day processing of transfers if the transfer order is faxed to a number other than 1-727-299-1648 or 1-727-299-1620.
●
We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days and send us proof of your fax transmittal. We may discontinue this option at any time.

We cannot guarantee that telephone and electronic transactions will always be available. For example, our offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order at our administrative office. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

Similarly, online transactions processed via the Internet may not always be possible. Telephone and computer systems, whether yours, your Internet service provider’s, your registered representative’s or Transamerica Life’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your request or inquiry in writing.

You should protect your personal identification number (PIN) and your user ID and password because self-service options will be available to your authorized registered representative and to anyone who provides your identifying information. We will not be able to verify that the person using your PIN on the automated phone line or providing instructions online is you or one authorized by you.

Basic Interest Account Transfers

Currently, we do not, but reserve the right to, limit the number of transfers out of the Basic Interest Account to one per Policy Year. If we change this, we will notify you at the time of your transfer.

We also reserve the right to limit the maximum amount you may transfer from the Basic Interest Account to the greater of:

●      25% of the amount in the Basic Interest Account; or
●      The amount you transferred from the Basic Interest Account in the immediately preceding Policy Year.

These restrictions do not apply to dollar cost averaging transactions.

We will make the transfer at the end of the valuation date on which we receive the request, in good order, at our administrative office (for telephonic and facsimile transactions), at our mailing address (for written correspondence), or electronically through our website.  We reserve the right to require that you make the transfer request in writing and that we receive the written transfer request no later than 30 days after a Policy Anniversary.  Unless otherwise required by state law, we may restrict transfers to the Basic Interest Account, if the Basic Interest Account value following the transfer would exceed $250,000. Note: These restrictions may prolong the period of time it takes to transfer your total Policy Value in the Basic Interest Account to the subaccounts and, therefore, you should carefully consider whether investment in the Basic Interest Account meets your needs and investment criteria.  This restriction does not apply to any transfer to the Basic Interest Account necessary in the exercise of conversion rights.  (Note:  We will provide a 30 day notice to policyowners prior to changing our current processes.)

Except when used to pay premiums, we may also defer payment of any amounts from the Basic Interest Account for no longer than six months after we receive such written notice.

Conversion Rights

If, within 24 months of your Policy Date, you transfer all of your subaccount values to the Basic Interest Account, then we will not charge you a transfer fee, even if applicable. You must make your request in writing, in good order, to our mailing address.

In the event of a material change in the investment policy of any fund, you may transfer all subaccount value in that fund to the Basic Interest Account without a transfer charge.  We must receive your request to transfer the subaccount value to the Basic Interest Account in good order within 60 days after the effective date of the change of investment policy or the date you receive notification of such change, whichever is later.

Dollar Cost Averaging

Dollar cost averaging is an investment strategy designed to reduce the average purchase price per unit. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This potentially allows you to reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should consider carefully your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. We make no guarantee that dollar cost averaging will result in a profit or protect you against loss.

Under dollar cost averaging, we automatically transfer a set dollar amount from the Transamerica AEGON Money Market VP subaccount or the Transamerica JPMorgan Core Bond VP subaccount, or the Basic Interest Account, to a subaccount or subaccounts that you choose. We will make the transfers monthly as of the end of the valuation date after the first Monthly Policy Date after the reallocation date. We will make the first transfer in the month after we receive your request, in good order at our mailing address or by facsimile at our administrative office, provided that we receive the form by the 25th day of the month. (Note: As stated on the dollar cost averaging form, the date that you select cannot be the 29th, 30th or 31st of any month.)

To start dollar cost averaging:	•	You must submit to us, in good order in writing to our mailing address (or by facsimile to our administrative office), a completed form signed by the owner requesting dollar cost averaging.
	•	You may be required to have at least $5,000 in each subaccount or the Basic Interest Account from which we will make transfers.
	•	Your total transfers each month under dollar cost averaging may be limited to a minimum of $100.
	•	Each month, you may not transfer more than one-tenth of the amount that was in your Basic Interest Account at the beginning of dollar cost averaging.

You may request dollar cost averaging at any time. There is no charge for dollar cost averaging.

Dollar cost averaging will terminate if any of the following occur:	•
We receive, in good order, at our mailing address (or by facsimile or telephone to our administrative office), a request to discontinue participation from you, your registered representative or your authorized registered representative.

	•	The value in the account options from which we make the transfers is depleted.
	•	You elect to participate in the asset rebalancing program.
	•	You elect to participate in any asset allocation services provided by a third party.
If you terminate your participation in the dollar cost averaging program but later decide that you would like to participate again, you must submit a new dollar cost averaging form, in good order, signed by the policyowner.  We may modify, suspend, or discontinue dollar cost averaging at any time.

Asset Rebalancing Program

We also offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular allocation percentage among the subaccounts you have selected. Asset rebalancing is not available with the Basic Interest Account. Policy Value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the Policy Value in the subaccounts at the end of each period to match your Policy’s currently effective premium allocation schedule. Policy Value in the Basic Interest Account is not available for this program, and this program is not available in conjunction with the dollar cost averaging program.  We make no guarantee that asset rebalancing will result in a profit or protect you against loss.

You may elect asset rebalancing to occur on a monthly, quarterly, semi-annual or annual basis. Once we receive the asset rebalancing request form, in good order, at our mailing address (or by facsimile at our administrative office), we will change your premium allocation to match your asset rebalancing instructions, and we will implement the asset rebalancing program on the date you indicated. If you do not indicate a specific date, then we will use the date that we receive your request form. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

To start asset rebalancing:	•	You must submit to us, in good order, in writing to mailing address (or by facsimile to our administrative office) a completed asset rebalancing request form signed by the owner.
	•	You may be required to have a minimum Policy Value of $5,000 or make a $5,000 initial premium payment.

There is no charge for the asset rebalancing program.  (We reserve the right to count such allocations as part of your free transfers in the future.)

Asset rebalancing will cease if:	●	You elect to participate in the dollar cost averaging program.
●
We receive, in good order, at our mailing address (or by facsimile or telephone to our administrative office) a request to discontinue participation from you or your authorized registered representative.

	●	You make any transfer to or from any subaccount other than under a scheduled rebalancing.
	●	You elect to participate in any asset allocation services provided by a third party.

You may start and stop participation in the asset rebalancing program at any time, but we restrict your right to re-enter the program to once each Policy Year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.

Third Party Asset Allocation Services

We do not offer any asset allocation programs, or any investment models for use with your life insurance policy. You may authorize and engage your own investment advisor to manage your account. These investment advisors may be firms or persons who also are appointed by us, or whose affiliated broker-dealers are appointed by us, as authorized sellers of the policies. Even if this is the case, however, please note that the investment advisor you engage to provide advice and/or make transfers for you is not acting on our behalf, but rather is acting on your behalf. We do not offer advice about how to allocate your Policy Value under any circumstance. We are not responsible for any recommendations such investment advisors make, any investment models or asset allocation programs they choose to follow, or any specific transfers they make on your behalf.

Any fee that is charged by your investment advisor is in addition to the fees and expenses that apply under your Policy. We are not a party to the agreement you have with your investment advisor. You will, however, receive confirmations of transactions that affect your Policy. Note: If you make withdrawals of Policy Value to pay advisory fees, then taxes may apply to any such withdrawals and tax penalties may be assessed on withdrawals made before you attain age 59½.

If your investment advisor has also acted as your insurance agent with respect to the sale of your Policy, he or she may be receiving compensation for services provided both as an insurance agent and investment advisor. Alternatively, the investment advisor may compensate the registered representative from whom you purchased your Policy for the referral that led you to enter into your investment advisory relationship with the investment advisor. If you are interested in the details about the compensation that your investment advisor and/or your registered representative receive in connection with your Policy, you should ask them for more details.

We, or an affiliate of ours, will process the financial transactions placed by your authorized registered representative or investment advisor. We reserve the right to discontinue doing so at any time and for any reason. We may require insurance agents or investment advisors, who are authorized by multiple policyowners to make financial transactions, to enter into an administrative agreement with Transamerica Life as a condition of our accepting transactions on your behalf. The administrative agreement may impose limitations on the authorized registered representative’s or investment advisor’s ability to request financial transactions on your behalf. These limitations, which are discussed in the section above entitled “Transfers – Disruptive Trading and Market Timing,” are intended (i) to minimize the detrimental impact of an investment professional who is in a position to transfer large amounts of money for multiple clients in a particular fund or type of fund; or (ii) to comply with specific restrictions or limitations imposed by a fund of Transamerica Life.

Note: Limitations that we may impose on your authorized registered representative or investment advisor under the terms of the administrative agreement do not apply to financial transactions requested by owners on their own behalf, except as otherwise described in this prospectus. Any third party asset allocation service may be terminated at any time by the owner or by the Third Party Service by sending written instructions to our mailing address.

Valuation of the Policy

Policy Value
Your Policy Value:
●	Is determined on the Policy Date and on each valuation date.
●	Equals the sum of the values in each subaccount, the Basic Interest Account and the loan reserve.
●	Serves as the starting point for calculating values under a policy.
●
Varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the Basic Interest Account and the loan reserve, the charges deducted and any other policy transactions (such as additional premium payments, transfers, withdrawals and policy loans).

●	Has no guaranteed minimum amount and may be more or less than premiums paid.

Cash Surrender Value

The cash surrender value is the amount we pay when you surrender your Policy while it is in force. We determine the cash surrender value at the end of the valuation period when we receive your written surrender request, in good order, at our mailing address. You may also fax your request to 1-727-299-1620.

Cash surrender value on any valuation date equals:	●	The Policy Value as of such date; minus
	●	Any surrender charge as of such date; minus
	●	Any loan balance.

Subaccount Value

The Policy Value in a subaccount is referred to as “subaccount value.” At the end of any valuation period, subaccount value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount. (Note: Subaccount transactions are converted to units for accounting purposes.)

The number of units in any subaccount on any valuation date equals:	●	The initial units purchased at unit value on the Policy Date, or reallocation date, if different; plus
	●	Units purchased with additional net premium(s); plus
	●	Units purchased due to a loan repayment; plus
	●	Units purchased through transfers from another subaccount or the Basic Interest Account; minus
	●	Units redeemed to pay for monthly deductions; minus
	●	Units redeemed to pay for cash withdrawals; minus
	●	Units redeemed as part of a transfer to another subaccount, or the Basic Interest Account; minus
	●	Units redeemed to pay cash withdrawal and transfer charges; minus
	●	Units redeemed as part of a transfer due to a loan; minus
	●	Units redeemed due to any refund of premiums allocated to that subaccount.

Every time you allocate, transfer or withdraw money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or cash withdrawal by the unit value for that subaccount next determined at the end of the valuation period on which the premium allocation, transfer request, or cash withdrawal request is received at our administrative office or electronically through our website.

Subaccount Unit Value

The value (or price) of each subaccount unit will reflect the investment performance of the fund in which the subaccount invests. Unit values will vary among subaccounts. The unit value at the inception of each class of units of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one valuation period to the next.

The unit value of any subaccount at the end of a valuation period is calculated as:	●
The total value of the fund shares held in the subaccount, including the value of any dividends or capital gains distribution declared and reinvested by the fund during the valuation period. This value is determined by multiplying the number of fund shares owned by the subaccount by the fund’s net asset value per share determined at the end of the valuation period; minus

●
The mortality and expense risk charge that has accrued during the valuation period.  This charge is equal to the net assets of the Subaccount, multiplied by the mortality and expense risk charge factor for the number of days in the Valuation Period.  The maximum annual mortality and expense risk charge factor is shown in the Policy Data; minus

	●	The accrued amount of reserve for any taxes or other economic burden resulting from applying tax laws that we determine to be properly attributable to the subaccount; and the result divided by
	●	The number of outstanding units in the subaccount before the purchase or redemption of any units on that date.

The fund in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern Time) except on customary national holidays on which the NYSE is closed, which coincides with the end of each valuation period.

Basic Interest Account Value

On the Policy Date, or the reallocation date if different, the Basic Interest Account value is equal to the Policy Value allocated to the Basic Interest Account, less the portion of the first monthly deduction allocated to the Basic Interest Account.

The Basic Interest Account value at the end of any valuation period is equal to:	●	The sum of net premiums allocated to the Basic Interest Account; plus
	●	Any amounts transferred from a subaccount to the Basic Interest Account; plus
	●	Any amount transferred from the loan reserve to the Basic Interest Account due to a loan repayment; plus
	●	Total interest credited to the Basic Interest Account; minus
	●	Amounts charged to pay for monthly deductions; minus
	●	Amounts withdrawn or surrendered from the Basic Interest Account to pay for cash withdrawals minus
	●	Any amount transferred from the Basic Interest Account to the loan reserve due to a loan; minus
	●	Amounts transferred from the Basic Interest Account to a subaccount; minus
	●	Any amounts charged to the Basic Interest Account for transfer charges or other fees; minus
	●	Any refund of premiums allocated to the Basic Interest Account.

Payment upon Death of Insured

Death Benefit

Provided that the Policy is in force, we will determine the amount of and pay the death benefit on an individual policy upon receipt in good order at our administrative office of satisfactory proof of the insured’s death, plus written direction (from each eligible recipient of the death benefit) regarding distribution of the death benefit payment, and any other documents, forms and information we need. We may require that the Policy be returned. We will pay the death benefit to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit to the owner or the owner’s estate. We will pay the death benefit in a lump sum or under a payment option.

The final death benefit payment is equal to:	●	The amount determined based on the death benefit option that you select (described below); minus
	●	Any monthly deductions due during the grace period (if applicable); minus
	●	Any loan balance; plus
	●	Any additional insurance in force provided by rider.

We may further adjust the amount of the death benefit if we contest the Policy or if you misstate the insured’s age or gender.

Interest from Date of Death

We will pay interest on the death benefit under the Policy after we receive due proof of the insured’s death.  We will pay interest on the death benefit from the date of death to the date of payment.  The annual interest rate will be at least 1% and will satisfy the requirements of the state of issue.

Death Benefit Options

The Policy offers three death benefit options. You must select one of the three death benefit options we offer. The amount of the death benefit is determined at the end of the valuation period in which the insured dies. If you do not choose a death benefit option in your application, the Level death benefit option will automatically be in effect. No matter which death benefit option you choose, we guarantee that, as long as the Policy does not lapse, the death benefit will never be less than the face amount on the date of the insured’s death adjusted as shown above.

The Policy is intended to qualify under Internal Revenue Code Section 7702 as a life insurance policy for federal tax purposes. The death benefit is intended to qualify for the federal income tax exclusion. The provisions of the Policy and any attached endorsement or rider will be interpreted to ensure such qualification, regardless of any language to the contrary.

To the extent the death benefit is increased to maintain qualification as a life insurance policy, we will make appropriate adjustments (retroactively and prospectively) to any monthly deductions or supplemental benefits that are consistent with such an increase. We may deduct retroactive adjustments from the Policy Value or from any death benefits payable. Prospective adjustments will be reflected in the monthly deductions.

Under Section 7702 of the Internal Revenue Code, a policy will generally be treated as life insurance for federal tax purposes if, at all times, it meets either a “Guideline Premium Test (GPT)” or a “Cash Value Accumulation Test (CVAT).” You must choose either the GPT or the CVAT before the policy is issued. Once the policy is issued, you may not change to a different test. The death benefit will vary depending on which test is used.

The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the Policy. The corridor requires that the death benefit be at least a certain percentage (varying each year by age of the insured) of the Policy Value. The CVAT does not have a premium limit, but does have a corridor that requires that the death benefit be at least a certain percentage (varying based on the age, gender and underwriting class of risk of the insured) of the Policy Value, adjusted for certain riders.

The corridor under the CVAT is different from the corridor under the GPT. Specifically, the CVAT corridor requires more death benefit in relation to Policy Value than is required by the GPT corridor. Therefore, for a policy in the corridor with no riders, as your Policy Value increases your death benefit will increase more rapidly under CVAT than it would under GPT.

Your Policy will be issued using the GPT unless you choose otherwise. In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a policy, but may require the policy to have a higher death benefit, which may increase certain charges.

Level Option

Under the Guideline Premium Test

The death benefit equals the greatest of:	1.	The face amount; or
	2.	A specified percentage called the “death benefit factor,” as shown in your Policy Data, multiplied by the Policy Value on the insured’s date of death; or
	3.	The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under the Level option, your death benefit remains level unless the death benefit factor multiplied by the Policy Value is greater than the face amount; then, the death benefit will vary as the Policy Value varies.

The death benefit factor is the minimum multiple of Policy Value we must pay as the death benefit under federal tax requirements. The death benefit factor is shown in the Policy Data for the insured’s Age as of his or her death. The following table indicates the death benefit factors for the GPT for different Ages:

Age	Death benefit factors
40 and under	2.50
41 to 45	2.50 minus 0.07 for each age over age 40
46 to 50	2.15 minus 0.06 for each age over age 45
51 to 55	1.85 minus 0.07 for each age over age 50
56 to 60	1.50 minus 0.04 for each age over age 55
61 to 65	1.30 minus 0.02 for each age over age 60
66 to 70	1.20 minus 0.01 for each age over age 65
71 to 75	1.15 minus 0.02 for each age over age 70
76 to 90	1.05
91 to 95	1.05 minus 0.01 for each age over age 90
96 to 99	1.00
100 and older	1.01

If the federal tax code requires us to determine the death benefit by reference to these death benefit factors, then the policy is described as “in the corridor.” An increase in the Policy Value will increase our risk, and we will increase the cost of insurance we deduct from the Policy Value.

Level Option Guideline Premium Test Illustration. Assume that the insured’s Age is under 40 and that there is no loan balance. Under the Level option, a policy with a $100,000 face amount will generally pay $100,000 in death benefits. However, because the death benefit must be equal to or be greater than 2.50 times the Policy Value, any time the Policy Value exceeds $40,000, the death benefit will exceed the $100,000 face amount. (The figure $40,000 is derived by solving for Policy Value in the following calculation: $100,000 = 2.50 multiplied by Policy Value.) Each additional dollar added to the Policy Value above $40,000 will increase the death benefit by $2.50.

Similarly, as long as the Policy Value exceeds $40,000, each dollar taken out of the Policy Value will reduce the death benefit by $2.50. If at any time the Policy Value multiplied by the death benefit factor is less than the face amount, then the death benefit will equal the face amount of the Policy.

Under the Cash Value Accumulation Test

Death Benefit equals the greatest of:	1.	The face amount; or
	2.
A specified multiple called the “death benefit factor,” as shown in your Policy Data, multiplied by the difference between the Policy Value on the date of the primary insured’s death and any applicable net single premium for riders that are qualified additional benefits as shown in your Policy Data. (Note: Qualified additional benefits are specific benefits defined as such in Section 7702 of the Internal Revenue Code.); or

	3.	The amount required for the policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under the Level option, your death benefit remains level unless the death benefit factor calculation above is greater than the face amount; then, the death benefit will vary as the Policy Value varies.

The death benefit factor and the net single premium for riders under CVAT are calculated as specified under Section 7702. They are based on the insured’s gender, underwriting class of risk, face amount band, and Age at the beginning of each Policy Year.

If the federal tax code requires us to determine the death benefit by reference to these death benefit factors and net single premiums, the policy is described as “in the corridor.” An increase in the Policy Value will increase our risk, and we will increase the cost of insurance we deduct from the Policy Value.

Level Option Cash Value Accumulation Test Illustration. Assume that a policy has no loan balance. Also assume that the policy has a face amount of $100,000, an Additional Insured Rider with a face amount of $50,000 has been added to the policy, the death benefit factor is 2.97, and the net single premium for the rider is $14,850. Under the Level option, a policy with a $100,000 face amount will generally pay $100,000 in death benefits. However, because the death benefit for the policy, not including the Additional Insured Rider, must be equal to or be greater than 2.97 times the difference of the Policy Value and the net single premium for riders, any time the Policy Value exceeds $48,520, the death benefit of the Base Policy will exceed the $100,000 face amount. The figure of $48,520 is derived by solving for Policy Value in the calculation $100,000 = 2.97 multiplied by (Policy Value minus $14,850): 2.97 multiplied by ($48,520 – $14,850) = $100,000. Each additional dollar added to the Policy Value above $48,520 will increase the death benefit of the policy by $2.97.

Similarly, as long as the Policy Value exceeds $48,520, each dollar taken out of the Policy Value will reduce the death benefit of the policy, not including the Additional Insured Rider, by $2.97. If at any time the difference between the Policy Value and the net single premium for riders multiplied by the death benefit factor is less than the face amount, the death benefit of the Policy, not including the Additional Insured Rider, will equal the face amount of the Policy.

Increasing Option

Under the Guideline Premium Test

The death benefit equals the greatest of:	1.	The face amount; plus the Policy Value on the insured’s date of death; or
	2.	The death benefit factor, as shown in your Policy Data, multiplied by the Policy Value on the primary insured’s date of death; or
	3.	The amount required for the policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under the Increasing option, the death benefit always varies as the Policy Value varies.

Increasing Option Guideline Premium Test Illustration. Assume that the insured’s Age is under 40 and that there is no loan balance. Under the Increasing option, a policy with a face amount of $100,000 will generally pay a death benefit of $100,000 plus Policy Value. Thus, a policy with a Policy Value of $10,000 will have a death benefit of $110,000 ($100,000 + $10,000). The death benefit, however, must be at least 2.50 times the Policy value. As a result, if the Policy Value exceeds $66,667, then the death benefit will be greater than the face amount plus Policy Value. The figure of $66,667 is derived by solving for Policy Value in the calculation 2.50 multiplied by Policy Value = $100,000 plus Policy Value: 2.50 multiplied by $66,667 = $100,000 plus $66,667.  Each additional dollar of Policy Value above $66,667 will increase the death benefit by $2.50.

Similarly, any time the Policy Value exceeds $66,667, each dollar taken out of the Policy Value will reduce the death benefit by $2.50. If at any time, the Policy Value multiplied by the death benefit factor is less than the face amount plus the Policy Value, then the death benefit will be the face amount plus the Policy Value.

Under the Cash Value Accumulation Test

The death benefit equals the greatest of:	1.	The face amount; plus the Policy Value on the insured’s date of death; or
	2.
A specified multiple called the “death benefit factor,” as shown in your Policy Data, multiplied by the difference between the Policy Value on the date of the insured’s death and any applicable net single premium for riders that are qualified additional benefits as shown in your Policy Data; or

	3.	The amount required for the policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under the Increasing option, the death benefit always varies as the Policy Value varies.

Increasing Option Cash Value Accumulation Test Illustration. Assume that the insured’s Age is 40 and that there is no loan balance. Also assume that the policy has a face amount of $100,000, an Additional Insured Rider with a face amount of $50,000 has been added to the policy, the death benefit factor is 2.97, and the net single premium for the rider is $14,850. Under the Increasing option, a policy with a face amount of $100,000 will generally pay a death benefit of $100,000 plus Policy Value. Thus, a policy with a Policy Value of $10,000 will have a death benefit of $110,000 ($100,000 + $10,000). The death benefit for the Base Policy, however, must be at least 2.97 times the difference of the Policy Value and the net single premium for riders. As a result, if the Policy Value exceeds $73,149, then the death benefit for the Base Policy will be greater than the face amount plus Policy Value. The figure of $73,149 is derived by solving for Policy Value in the calculation 2.97 multiplied by (Policy Value minus the net single premium for the rider) = face amount plus Policy Value: 2.97 multiplied by ($73,149 - $14,850) = $100,000 plus $73,149.  Each additional dollar of Policy Value above $73,149 will increase the death benefit of the Base Policy by $2.97.

Similarly, any time Policy Value exceeds $73,149, each dollar taken out of Policy Value will reduce the death benefit of the Base Policy by $2.97. If at any time, the difference between Policy Value and the net single premium for riders multiplied by the death benefit factor is less than the face amount plus the Policy Value, then the death benefit for the Base Policy will be the face amount plus the Policy Value.

Graded Option

The death benefit equals the greatest of:	1.	The Level death benefit option under either GPT or CVAT; or
	2.	The face amount, multiplied by the applicable factor below, where the factor, by Age, is equal to:
		Age Factor
		0 to 70 .00 71 to 94 .04 x (95-Age at death) 95+ zero
		plus the Policy Value on the date of the insured’s death; or
	3.	The amount required for the policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under the Graded option, the death benefit varies with the Policy Value and the insured’s Age. Because the death benefit under the Graded option is at least as large as that under the Level option, the Code Section 7702 life insurance qualification compliance test used in calculating the Level death benefit option will be taken into account in the Graded death benefit option.

Graded Option–Three Illustrations.

1.
Assume that the insured is Age 75 and that there is no loan balance. Under the Graded option, a policy with a face amount of $100,000 and with a Policy Value of $22,000 will have a death benefit of $102,000 ($100,000 x (0.04 x (95-75)) + $22,000).

2.
Assume that the insured is Age 75 and that there is no loan balance. Under the Graded option, a policy with a face amount of $100,000 and with a Policy Value of $9,000 will have a death benefit equal to the face amount of $100,000, since the calculation of $100,000 x (0.04 x (95-75)) plus $9,000 is less than the face amount.

3.
Assume that the insured is under age 71 and that there is no loan balance. Under the Graded option, a policy with a face amount of $100,000 and with a Policy Value of $10,000 will have a death benefit of $110,000, because through age 70 the Graded death benefit option factor is 1.0. Until the insured attains age 71, the Graded option death benefit is the same as the Increasing option death benefit.

Death Benefit After Age 121

If the Policy is still in force after the insured’s Age 121, the Policy will continue and the death benefit payable will continue to be calculated in accordance with the death benefit option and the life insurance compliance test then in effect.

Death Benefit with Long Term Care Rider

Policies with a Long Term Care Rider are endorsed to provide a residual/minimum life insurance death benefit equal to the lesser of (a) 10% of the lowest face amount of the Base Policy from inception, less any outstanding policy loans; or (b) $10,000.

Upon the insured’s death (while we are paying benefits under the rider or after the maximum has been paid), the beneficiary will receive the greater of: (1) the Policy’s current death benefit at time of death less any loan balance, reduced by the sum of Long Term Care Rider benefit payments; or (2) the residual death benefit.

Choosing Death Benefit Options

You must choose one death benefit option on your application. This is an important decision. The death benefit option you choose will have an impact on the dollar value of the death benefit, on your Policy Value, and on the amount of cost of insurance charges you pay.  If you do not select a death benefit option on your application, then the Level option will become the death benefit option for your Policy by default.

You may find the Level option more suitable for you if your goal is to increase your Policy Value through positive investment experience. You may find the Increasing option more suitable if your goal is to increase your total death benefit. You may find the Graded option more suitable if your goal is to increase your total death benefit before you reach Age 70, and to increase your Policy Value through positive investment experience thereafter.

Effect of Cash Withdrawals on the Death Benefit

If the Level death benefit option is in effect, or if the Graded option is in effect and the insured’s Age is 71 or greater, a cash withdrawal will reduce the face amount of the Policy by an amount equal to the amount of the cash withdrawal. Regardless of the death benefit option in effect, a cash withdrawal will reduce the death benefit by at least the amount of the withdrawal.

Changing the Death Benefit Option

After the third Policy Year, you may change your death benefit option once each Policy Year.  Changing the death benefit option may affect the face amount. We will notify you of the new face amount.

Changes to the Death Benefit Option are subject to the following conditions:

•
You must send your written request, in good order, to our mailing address or fax it to us at 1-727-299-1620. (If you send your request by fax, be sure to use the correct fax number.  Please see "Telephone, Fax and Online Privileges.")

•	The effective date of the change will be the Monthly Policy Date on or following the date when we receive your request for a change.

•	You may not make a change that would decrease the face amount below the minimum face amount shown in your Policy Data.

•	You may not change the death benefit option after the insured’s Age 95.

•	There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy’s death benefit option.

Any changes in the face amount due to changes of the death benefit option will impact the determination of all Income Protection Option benefits after the death of the insured and will change the LTC Rider specified amount.

Increasing/Decreasing the Face Amount

You can increase the face amount after the first Policy Year or decrease it at any time after the third Policy Year.  No more than one change in the face amount can occur each Policy Year. An increase or decrease in the face amount will affect your cost of insurance charge, your monthly expense charge, the Policy’s qualification under the Guideline Premium Test, your ability to maintain the status of your Policy as a Modified Endowment Contract, and your minimum monthly no lapse premium.  An increase or decrease in the face amount also may affect your ability to maintain the no lapse guarantee, and may have adverse federal tax consequences.

In addition, an increase or decrease in face amount may move the Policy into a different face amount band so that your overall cost of insurance rate may change. An increase in face amount will be treated as an additional layer of coverage with its own monthly expense charge, surrender charges and surrender charge period. If you increase your face amount, you will receive notification of your new minimum monthly no lapse premium and surrender charge schedule. Increases are not allowed if your Policy includes the Long Term Care Rider.

Any decrease will reduce your face amount in the additional layer of coverage created:

1.	first, by the most recent increase;
2.	followed by the next most recent increases successively; and
3.	followed by the amount specified in the original application.

You should consult a tax advisor before increasing or decreasing your Policy’s face amount.

Conditions for and impact of decreasing the face amount:	●	There is a minimum face amount decrease of $25,000.
	●	You must send your written request, in good order, to our mailing address or fax it to us at 1-727-299-1620.
	●	Decreases are only allowed after the third Policy Year.
	●	You may not increase and decrease your face amount in the same Policy Year.
	●	You may not decrease your face amount lower than the minimum face amount of $50,000.
	●	You may not decrease your face amount if it would disqualify your Policy as life insurance under the Internal Revenue Code.
	●	Until the later of the end of the surrender charge period or the Policy Anniversary at the insured’s Age 65 we may limit the amount of decrease to no more than 20% of the face amount.
	●	A decrease in face amount will take effect on the Monthly Policy Date on or next following the day we receive your written request, in good order, at our mailing address.
●
If a decrease to your Policy’s face amount causes your face amount band to change, then we will apply the cost of insurance rates to the amounts in the new band as of the effective date of the decrease in face amount.

	●	A decrease in face amount will cause a new minimum monthly no lapse premium to be calculated. The new minimum monthly no lapse premium is effective on the date of decrease.
	●	A decrease in face amount will result in an adjustment to the Long Term Care Rider specified amount and to the Income Protection Option benefits.
Conditions for and impact of increasing the face amount:	●	We will accept requests for increases in face amount on any Monthly Policy Date (after the first Policy Year) before the Policy Anniversary at the insured’s Age 86.
	●	Your request, in good order, must be applied for on a supplemental application and include evidence of insurability satisfactory to us.
	●	A requested increase in face amount requires our approval and will take effect on the Monthly Policy Date on or after the day we approve your request.
	●	We may require your requested increase in face amount to be at least $50,000.
	●	You may not decrease and increase your face amount in the same Policy Year.
●
If an increase to your Policy’s face amount causes your face amount band to change, then we will apply the cost of insurance rates to the amounts in the new band as of the effective date of the increase in face amount.

	●	An increase in face amount will cause a new minimum monthly no lapse premium to be calculated. The new minimum monthly no lapse premium is effective on the date of increase.
	●	Each increase in face amount will have its own surrender charge that applies for 10 years after the date of each increase. This charge may significantly reduce your cash surrender value.

Payment Options

There are several ways to receive proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. These are described under “Settlement Options” in your Policy and in this prospectus.

Surrenders and Cash Withdrawals

Surrenders

You must make a written request to surrender your Policy for its cash surrender value as calculated at the end of the valuation date on which we receive your request, in good order, at our mailing address. You may also fax your request to our administrative office at 1-727-299-1620. We may require an original signature in such written request.  Written requests to surrender a Policy that are received at our mailing address (or faxed to our administrative office) before the NYSE closes are priced using the subaccount unit value determined at the close of that regular business session of the NYSE (usually 4:00 p.m. Eastern Time). If we receive the written request at our mailing address or a fax request at our administrative office after the NYSE closes, or on a day that the NYSE is closed for trading, we will process the surrender request using the subaccount unit value determined at the close of the next regular business session of the NYSE. Please Note: All surrender requests must be submitted in good order to avoid a delay in processing your request.

The insured must be alive, and the policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request, in good order, at our mailing address. You will incur a surrender charge if you surrender the Policy during the first 10 Policy Years (or during the 10-year period following an increase in face amount).

Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the cash surrender value in a lump sum (by check) within seven days or under a settlement option.  A surrender may have tax consequences. For more information regarding tax consequences, please refer to the section entitled “Federal Income Tax Considerations” in this prospectus.

Cash Withdrawals

You may request a cash withdrawal of a portion of your surrender value subject to certain conditions. (Note: All requests for a withdrawal must be submitted in good order to avoid a delay in processing your request.)

Cash withdrawal conditions:	●
You must send your written cash withdrawal request with an original signature, in good order, to our mailing address. If your withdrawal request is less than $500,000, then you may fax it to us at 1-727-299-1620.

	●	The amount of a withdrawal may be limited to a minimum of $500 and may not exceed the cash surrender value, less $500.
	●	You may not take a cash withdrawal if it will reduce the face amount below the minimum face amount of $50,000.
●
If a withdrawal changes the face amount of the Policy, the new face amount will be the basis for the final determination of all Income Protection Option benefits upon the death of the insured and will result in an adjustment to the Long Term Care Rider specified amount.

●
You may specify the subaccount(s) and the Basic Interest Account from which to make the withdrawal. If you do not specify an account option(s), we will take the withdrawal from each account option in accordance with your current premium allocation instructions.  If this is not possible, the withdrawal amount will be withdrawn pro-rata from all account options.

	●	We generally will pay a cash withdrawal request within seven days following the valuation date we receive the request, in good order, at our mailing address.
	●	We will deduct a processing fee equal to $25 or 2% of the amount you withdraw, whichever is less. We deduct this amount from the withdrawal, and we pay you the balance.
	●	You may not take a cash withdrawal that would disqualify your policy as life insurance under the Internal Revenue Code.
	●	A cash withdrawal may have tax consequences.

A cash withdrawal will reduce the Policy Value by the amount of the cash withdrawal, and will reduce the death benefit by at least the amount of the cash withdrawal. A cash withdrawal will reduce the face amount by an amount equal to the amount of the cash withdrawal if you choose the Level death benefit option. If you choose the Graded option, the face amount is reduced if the insured is Age 71 or greater.  However, no withdrawal will be allowed if the resulting face amount would be less than the $50,000 minimum face amount. This decrease in face amount may cause your Policy to be in a lower face amount band, so that your cost of insurance rates would be higher. You also may have to pay higher minimum monthly no lapse premiums.

When we incur extraordinary expenses, such as overnight mail expenses or wire service fees, for expediting delivery of your cash withdrawal or surrender payment, we will deduct that charge from the payment. We currently charge $25 for an overnight delivery ($35 for Saturday delivery) and $50 for wire service. You can obtain further information about these charges by contacting us at our administrative office.

Canceling a Policy

You may cancel the Policy for a refund during the “free-look period” by returning it, with a written request to cancel the Policy, to our mailing address.  You may also fax your request to our administrative office at 1-727-299-1620 along with page 3 of the Policy. The “free-look period” generally expires 10 days after you receive the Policy, but in some states you may have more than 10 days.  If you decide to cancel the Policy during the “free-look period,” we will treat the Policy as if it had never been issued. We will pay the refund within seven days after we receive, in good order, the written request and returned Policy at our mailing address (or a fax request and page 3 of the Policy are received in good order at our administrative office).

If your state requires us to allocate premium according to a policyowner’s instructions during the “free-look period,” then the amount of the refund will be:

•
Your Policy Value in the subaccounts and the Basic Interest Account on the date the written request and Policy are received, in good order, at our mailing address (or a fax request and page 3 of the Policy are received at our administrative office); plus

●	Any charges and taxes we deduct from your premiums; plus
•	Any monthly deductions or other charges we deducted from amounts you allocated to the subaccounts and the Basic Interest Account.

Some states may require us to refund all of the premiums you paid for the Policy. (See “Policy Features – Premiums – Allocating Premiums – Reallocation Account.”)

 Policyowners Age 60 and Over

For policies issued in the state of California, if the policyowner is age 60 or older as of the policy effective date, the Policy’s free-look period is 30 days from the date of delivery.  During the 30-day free-look period, we will hold the net premiums in the Basic Interest Account, unless you direct us to allocate the net premiums as per your most recent allocation instructions.  On the day following the end of the 30-day free-look period, we will automatically transfer the accumulated value to subaccounts that you selected.  This automatic transfer is excluded from the transfer limitations described later in this prospectus.

To specifically direct your net premiums to the subaccounts during the 30-day free-look period, you may do so:

•	On your application.
•	In writing any time before the end of the 30-day free-look period.

Long Term Care Rider

If you elected the Long Term Care Rider under your Policy, your Long Term Care Rider has a 30-day free-look period.  If you wish to cancel the rider without canceling the Policy, you must return the Policy and this rider to us so that we can send back your Policy without the rider.

Signature Guarantees

Signature guarantees are relied upon as a means of preventing the perpetration of fraud in financial transactions, including the disbursement of funds or assets from a victim's account with a financial institution or a provider of financial services.  They provide protection to investors by, for example, making it more difficult for a person to take another person's money by forging a signature on a written request for the disbursement of funds.

As a protection against fraud, we may require that the following transaction requests include a Medallion signature guarantee:

●	All requests for disbursements (i.e., cash withdrawals and surrenders) of $500,000 or more.
●	Any disbursement request made on or within 10 days of our receipt of a request to change the address of record for an owner's Policy.
●
Any disbursement request when Transamerica Life has been directed to send proceeds to a different address from the address of record for that owner's account.  Please Note:  This requirement will not apply to disbursement requests made in connection with exchanges of one policy for another with the same owner in a "tax-free exchange" under Section 1035 of the Internal Revenue Code.

•	Any transaction where the owner’s signature on a request submitted does not match the signature in our files.
An investor can obtain a signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program.  This includes many:

•	National and state banks.
•	Savings banks and savings and loan associations.
•	Securities brokers and dealers.
•	Credit unions.

The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business.  Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a signature guarantee.  Notarization will not substitute for a signature guarantee.

Loans

General

After your Policy’s free-look period (as long as the Policy is in force) you may borrow money from the Policy using the Policy’s cash surrender value as the only security for the loan.  A loan that is taken from and secured by a policy may have tax consequences. See “Federal Income Tax Considerations.”

Policy loans are subject to certain conditions:	●	We may require you to borrow at least $500.
	●	The maximum amount you may borrow is 90% of the cash surrender value, minus loan interest that will accrue before the next Policy Anniversary.

When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the Basic Interest Account based on your current premium allocation instructions (unless you specify otherwise). We will transfer that amount to the loan reserve.  The loan reserve is part of our general account.

We normally pay the amount of the loan within seven days after we receive a loan request, in good order, at our mailing address or, in limited circumstances described below, by telephone or fax at our administrative office.  We may postpone payment of loans under certain conditions.

You may request a loan of up to $50,000 by telephone by calling us at our administrative office at 1-800-851-9777, Monday – Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern Time. If you do not want the ability to request a loan by telephone, you should notify us in writing at our mailing address. You will be required to provide certain information for identification purposes when you request a loan by telephone. We may ask you to provide us with written confirmation of your request. We will not be liable for processing a loan request if we believe the request is genuine. (Note: All loan requests must be submitted in good order to avoid a delay in processing your request.)

If your loan request is less than $500,000, then you may fax it to us at 1-800-299-1620.  If the loan amount you request exceeds $500,000 or if the address of record has been changed within the past 10 days, we may reject your request or require a signature guarantee.  We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your facsimile transmittal.

You can repay a loan at any time while the Policy is in force. Loan repayments must be sent to our mailing address and will be credited as of the date received. For each payment made, you must specify that your payment is a loan payment or we will assume that it is a premium payment.  For each payment made before the insured’s Age 121, you must specify the account option(s) to which the loan repayment will be applied.  If you do not specify the account option(s), the loan repayment will be applied in accordance with your most recent premium allocation instructions.

At each Policy Anniversary, we will compare the loan balance to the amount in the loan reserve. At each such time, if the loan balance exceeds the amount in the loan reserve, we will withdraw the difference from the subaccounts and the Basic Interest Account and transfer it to the loan reserve, in the same manner as when a loan is made. If the amount in the loan reserve exceeds the amount of the loan balance, we will withdraw the difference from the loan reserve and transfer it to the account options in the same manner as current premiums are allocated. No charge will be imposed for these transfers, and these transfers are not treated as transfers in calculating the transfer charge. We reserve the right to require a transfer to the Basic Interest Account if the loans were originally transferred from the Basic Interest Account.

Loan Interest Spread

The Loan Interest Spread is the difference between the amount of interest we charge you for a loan and the amount of interest we credit to your loan reserve.  We currently charge you an effective annual interest rate on a policy loan of 2.75% (3.0% maximum guaranteed) on each Policy Anniversary. We may apply different loan interest rates to different parts of the loan.  We will also credit the amount in the loan reserve with an effective annual interest rate of 2.0%. After offsetting the 2.0% interest we credit, the net cost of loans currently is 0.75% annually (1.0% maximum guaranteed). After the 10th Policy Year, we will apply preferred loan charged rates on an amount equal to the Policy Value minus total premiums paid (less any cash withdrawals) and minus any loan balance. The current preferred loan effective annual interest rate charged is 2.00% and is guaranteed not to exceed 2.25%. On and after the insured’s Age 121, all loans, new and existing, are considered preferred loans.

Effect of Policy Loans

A policy loan reduces the death benefit and cash surrender value by the amount of any loan balance. Repaying the loan causes the death benefit and cash surrender value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount in the loan reserve equal to the amount of the loan as of the last Policy Anniversary plus any accrued interest minus any loan payments. This amount is not affected by the Separate Account’s investment performance and may not be credited with the interest rates accruing on the portion of Policy Value in the Basic Interest Account. Amounts transferred from the Separate Account to the loan reserve will reduce the value in the Separate Account and we will credit such amounts with an interest rate of 2.0% rather than a rate of return reflecting the investment results of the Separate Account.

At the death of the insured, any loan balance is subtracted from the death benefit before recalculating the Income Protection Option lump sum(s) and monthly benefit.

If you elect the Long Term Care Rider, before we make a payment, we will first apply any benefit amount to any unpaid monthly deductions, and then to any interest due on any policy loans to the extent such interest due exceeds the Policy’s cash surrender value. If there are policy loans at the time the LTC Rider maximum amount is reached, you must pay the interest due on any policy loan as it becomes due, otherwise the Policy may terminate.

We also currently charge interest on policy loans at an effective annual rate of 2.75%. Because interest is added to the amount of the policy loan to be repaid, the size of the loan will constantly increase unless the policy loan is repaid.

There are risks involved in taking a policy loan, including the potential for a policy to lapse if projected earnings, taking into account loan balances, are not achieved. A policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a policy loan.

We will notify you (and any assignee of record) if a loan causes your cash surrender value to reach zero. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.

Policy Lapse and Reinstatement

Lapse

Your Policy may not necessarily lapse (terminate without value) if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is a possibility that your Policy will lose value and lapse. The Policy provides a no lapse guarantee as described below. Once the no lapse period ends, or if the no lapse guarantee is not in effect, your Policy may lapse if the cash surrender value on any Monthly Policy Date is less than the monthly deductions due on that day (prior to the insured’s Age 121; beginning at the insured’s Age 121, your Policy may lapse if the cash surrender value reaches zero because of loan interest that is due and payable). Such lapse might occur if unfavorable investment experience, loans, accrued loan interest, and cash withdrawals cause a decrease in the cash surrender value, or if you have not paid sufficient premiums (as discussed below) to offset the cost of monthly deductions.

If the cash surrender value is not enough to pay the monthly deductions, then we will mail a notice to your last known address (according to our records) and any assignee of record. The notice will specify the minimum payment you must pay and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 61 days after the date of the notice. This 61-day period is called the grace period. We pay the death benefit if an insured dies during the grace period. If we do not receive the specified minimum payment by the end of the grace period, then all coverage under the Policy will terminate without value. If there is any cash surrender value remaining, we will refund it to you at the end of the grace period.

Note: If you have a Long Term Care Rider, the grace period for the rider is 65 days. If any amount due is not paid within 30 days from the date that it was due, we will send a notice to you, the insured and the person or persons designated by you to receive such notice at the addresses provided to us. Notice will be given by first class United States mail, postage prepaid. You will have an additional 35 days to pay the amounts due after we have mailed the notice. During the grace period the rider will stay in effect.

Your Policy is a flexible premium policy that is subject to certain monthly deductions that are dependent upon, among other factors, the characteristics of the insureds, riders associated with your Policy, and your Policy’s face amount.  If your Policy does lapse and you choose to reinstate it, you will be required to make additional payments.  The payments needed to reinstate the Policy will depend on whether the no lapse ending date has passed.  Please refer to the section below entitled “Reinstatement” for a description of the payments that may be required to reinstate your Policy.

No Lapse Guarantee

As noted above, the Policy provides a no lapse guarantee during the no lapse period. As long as you keep the no lapse guarantee in effect, your Policy will not lapse and no grace period will begin. Even if your cash surrender value is not enough to pay your monthly deductions, the Policy will not lapse as long as the no lapse guarantee is in effect. The no lapse guarantee will not extend beyond the no lapse ending date stated in your Policy Data.  Each month we determine whether the no lapse guarantee is still in effect. If the no lapse guarantee is not in effect and the Policy is still in force, it can be restored by paying sufficient minimum monthly no lapse premiums at any time before the no lapse ending date.

No lapse ending date:	●	For a Policy issued to any insured ages 0-60, the no lapse ending date is determined by either the number of years to insured’s Age 65 or the 20th Policy anniversary, whichever is earlier.
	●	For a Policy issued to an insured ages 61-85, the no lapse ending date is the 5th Policy Anniversary.
	●	The no lapse ending date is specified in your Policy Data.
Keeping the no lapse guarantee in effect:	●	The no lapse guarantee will not be effective if you do not pay sufficient minimum monthly no lapse premiums.
●
You must pay total premiums (minus cash withdrawals and any loan balance) that equal at least the sum of the minimum monthly no lapse premiums in effect for each month from the Policy Date up to and including the current month.

Effect of changes on minimum monthly no lapse premium:	●
We will recalculate the amount of the minimum monthly no lapse premium if, during the no lapse period, you change death benefit options, increase or decrease the face amount, or if supplemental benefits (riders) are added, terminated, reduced or increased.

•
Depending upon the change made to the Policy or rider and the resulting impact on the level of the minimum monthly no lapse premium, you may need to pay additional premiums to keep the Policy in force. We will not extend the length of the no lapse period.

You will lessen the risk of policy lapse if you keep the no lapse guarantee in effect. Before you take a cash withdrawal or a loan, or decrease the face amount, or add, increase or decrease a rider, you should consider carefully the effect it will have on the no lapse guarantee.

If you have a Long Term Care Rider, while the rider benefits are being paid, the Policy will not lapse due to the Policy’s cash surrender value not being sufficient to pay the monthly deduction due.

Note:  In case of lapse and reinstatement, the no lapse period will not be extended by the number of months that the Policy was lapsed.

See “Minimum Monthly No Lapse Premium” above for a discussion of how the minimum monthly no lapse premium is calculated and can change.

Reinstatement

We may reinstate a lapsed policy within three years after the lapse. You may not reinstate the policy if it has been surrendered for its cash surrender value.  Any reinstatement must be made during the lifetime of the insured.  Before we reinstate the policy, we will require all of the following:

●	Submit a written application for reinstatement to our mailing address or fax your request to our administrative office at 1-727-299-1620.
•	Submit the insured’s written consent to reinstatement.
•	Evidence of insurability satisfactory to us that the insured continues to qualify for the same class of risk and any substandard rating upon which we based the issuance of the policy.
•	Payment of the following:
a. Prior to the no lapse ending date, the lesser of: (i) the total minimum monthly no lapse premiums from the Policy Date through the Policy Month of lapse; plus two Policy Months of minimum monthly no lapse premiums; minus any premiums already paid net of any withdrawals and loan balance; or (ii) an amount sufficient to provide a net premium equal to any monthly deductions due at the time of termination; plus two monthly deductions due in advance at the time of reinstatement; plus an amount sufficient to increase the Policy Value above the surrender charge.
b. After the no lapse ending date: an amount sufficient to provide a net premium equal to any monthly deductions due at the time of termination; plus two monthly deductions due in advance at the time of reinstatement; plus an amount sufficient to increase the Policy Value above the surrender charge that would apply at the time of reinstatement.

The date of reinstatement will be the Monthly Policy Date on or following the date the application for reinstatement is approved by us, so long as the insured is still living. If all the conditions for reinstatement are satisfied, the Policy will be placed in force again on the following basis:

●	The surrender charge applicable at reinstatement will be equal to what it was at lapse, and the surrender charge period will be extended by the length of time between lapse and reinstatement.
•	The cost of insurance rates will be based on the insured’s Age at reinstatement, determined as of the last Policy Anniversary.
•	The duration of the Monthly Expense Charge per thousand will be extended by the length of time between lapse and reinstatement.
•	Any loan balance as of the date of termination will not be reinstated.
•	Amounts paid at the time of reinstatement will be applied as new premiums in accordance with your most recent premium allocation instructions.
•
The no lapse guarantee will be available if the Policy is reinstated before the no lapse ending date.  The no lapse ending date will not be extended by the length of time between lapse and reinstatement.

•	Any riders may be reinstated subject to their terms.

The Policy Value of the loan reserve on the reinstatement date will be zero. The Policy Value of the reinstated Policy will be equal to the Policy Value at the time of lapse; minus any outstanding loan balance as of that date; plus the net premium you pay at reinstatement; minus any monthly deductions due at the time of lapse; minus one monthly deduction as of the date of reinstatement.

Federal Income Tax Considerations

The following summarizes some of the basic federal income tax considerations associated with a policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the “IRS”). Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy

A policy must satisfy certain requirements set forth in the Internal Revenue Code (the “Code”) in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policy should generally satisfy the applicable Code requirements.

 In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the Separate Account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the policies, such as your flexibility to allocate premiums and Policy Values, have not been explicitly addressed in published rulings. We believe that the Policy does not give you investment control over Separate Account assets.

 In addition, the Code requires that the investments of the Separate Account be “adequately diversified” in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the Separate Account, through the funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the Policy described in this prospectus is a life insurance policy under Code Section 7702. Section 7702 defines a life insurance policy for federal income tax purposes and places limits on the relationship of the Policy Value to the death benefit. As life insurance policies, the death benefits of the policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the IRS on the issue, we believe that providing an amount at risk after Age 99 in the manner provided should be sufficient to maintain the excludability of the death benefit after Age 99. Lack of specific IRS guidance, however, makes the tax treatment of the death benefit after Age 99 uncertain. Also, any increase in Policy Value should generally not be taxable until received by you or your designee. However, if your Policy is a modified endowment contract as defined in Code Section 7702A you may be taxed to the extent of gain in the Policy when you take a policy loan, pledge or assign the Policy. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary’s circumstances. A tax advisor should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. When distributions from a policy occur, or when loans are taken out from or secured by a policy (e.g., by assignment), the tax consequences depend on whether the policy is classified as a MEC. Moreover, if a loan from a policy that is not a MEC is outstanding when the policy is surrendered or lapses, the amount of outstanding indebtedness will be considered an amount distributed and will be taxed accordingly.

Modified Endowment Contracts. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but generally depend on the amount of premiums paid during the first seven Policy Years or in the seven Policy Years following certain changes in the policy. Certain changes in the Policy after it is issued could also cause the Policy to be classified as a MEC. Among other things, a reduction in benefits could cause a policy to become a MEC.  Due to the Policy’s flexibility, each policy’s circumstances will determine whether the policy is classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your policy would or would not be classified as a MEC.

Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your registered representative will be notified. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

Distributions (other than Death Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

●
All distributions other than death benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner’s investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

●
Loans taken from or secured by (e.g., by assignment) or pledges of such a policy and increases in Policy Value secured by such loan or pledge are treated as distributions and taxed accordingly. If the policy is part of a collateral assignment split dollar arrangement, the initial assignment as well as increases in Policy Value during the assignment may be treated as distributions and considered taxable.

●
A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you are age 59 ½ or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

●
If a policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. In addition, the IRS has the authority, but has not yet done so, to issue regulations providing that distributions from a policy that are made within two years before the policy becomes a MEC will also be taxed in this manner.

Distributions (other than Death Benefits) from Policies that are not MECs. Distributions from a policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax. Distributions from or loans from or secured by a policy that is not a MEC are not subject to the 10% additional tax applicable to MECs.

Policy Loans. Loans from or secured by a policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. If a loan from a policy that is not a MEC is outstanding when the policy is surrendered or lapses, the amount of the outstanding indebtedness will be taxed as if it were a distribution at that time. The tax consequences associated with policy loans outstanding after the first 10 Policy Years with preferred loan rates are less clear and a tax advisor should be consulted about such loans.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a policy will not be deductible. Before taking out a policy loan, you should consult a tax advisor as to the tax consequences.

Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the policy occurs, your investment in the policy is reduced by the amount of the distribution that is tax-free.

Withholding. To the extent that policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions are at least $200 during a taxable year. Some states also require withholding for state income taxes. With the exception of amounts that represent eligible rollover distributions from Pension Plans and 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, U.S. persons may not elect out of withholding. Taxable distributions to non-resident aliens are generally subject to withholding at a 30% rate unless withholding is eliminated under an international treaty with the United States. The payment of death benefits is generally not subject to withholding.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the policy. Therefore, if you are contemplating using the policy in any such arrangement, you should be sure to consult a tax advisor as to tax attributes of the arrangement and in its use of life insurance. In recent years, moreover, Congress and the IRS have adopted new rules relating to nonqualified deferred compensation and to life insurance owned by businesses and life insurance used in split-dollar arrangements. The IRS has recently issued new guidance regarding concerns in the use of life insurance in employee welfare benefit plans, including, but not limited to, the deduction of employer contributions and the status of such plans as listed transactions. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax advisor. Recent legislation under Section 101(j) of the Internal Revenue Code has imposed notice, consent and other provisions on policies owned by employers and certain of their affiliates, owners and employees in order to receive death benefits tax-free and inserted additional tax reporting requirements.

Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

Terminal Illness Accelerated Death Benefit Endorsement. We believe that the benefit payment we make under this rider should be fully excludible from the gross income of the beneficiary, except in certain business contexts. You should consult a tax advisor about the consequences of adding this rider to your Policy, or requesting a benefit payment.

Long Term Care Rider.  We believe that the benefit amounts received from the LTC Rider are considered tax-free up to the greater of (1) the per diem amount, subject to change annually; or (2) the actual amount of qualified long term care expenses paid by the insured.  The policyowner may elect a reduced monthly benefit amount based on the per diem limits.

Continuation of Policy Beyond Age 100. The tax consequences of continuing the Policy beyond the insured’s Age 100 are unclear and may include taxation of the gain in the Policy or the taxation of the death benefit in whole or in part. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s Age 100.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes. Special Rules for Pension Plans and Section 403(b) Arrangements. If the Policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, including a section 401(k) plan, or in connection with a section 403(b) plan or program, federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax advisor in connection with such purchase.  Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans. You should consult a qualified advisor regarding ERISA.

Please Note: In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010.  Recent legislation has generally extended the EGGTRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012.  The uncertainty as to future estate, gift and generation-skipping transfer taxes underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Other Policy Information

Settlement Options

During the insured’s lifetime, you may request that we pay the death benefit under one of the following settlement options.  We will also use any other method of payment that is agreeable to you and us.  After the insured’s death, a beneficiary may elect to receive such beneficiary’s share of the death benefit under a settlement option.  However, you may provide that the beneficiary will not be permitted to change the settlement option you have selected.  If a settlement option is requested, we will prepare an agreement to be signed which will state the terms and conditions under which the payments will be made.  This agreement will include a statement regarding the withdrawal value, if any, and to whom any remaining proceeds will be paid following the death of the person receiving the payments.

The following settlement options are available:

•
Annuity - We will use the benefit as a single premium to buy an annuity.  The annuity may be payable to one or two payees.  It may be payable for a guaranteed period, or for life with or without a guaranteed period as long as we agree to it.  The annuity payment will not be less than what our newly issued immediate annuity contracts with the same features are then paying.

•
Benefit Deposited with Interest - We will hold the benefit on deposit with us and it will earn interest.  Such interest will be at a rate declared by us from time to time, but not less than an annual interest rate of 1%, and may differ from the rate we pay under other options.  We will pay the earned interest monthly, quarterly, semi-annually or annually, as requested.  The payee may withdraw part or all of the benefit and earned interest at any time.

•	Note: The Income Protection Option is also a settlement option available to you. Please see the section entitled “Income Protection Option” for information regarding this option.

Conditions

Settlements of less than $10,000 will be paid in a lump sum and may not be applied under any settlement option.  We may change the payment frequency if payments under an option become less than $100.

A corporation may receive payments under a life income option only if the payments are based on the life of the surviving spouse or child of the insured.

To the extent permitted by law:

1.	No payment of the death benefit or interest we make will be subject to the claims of any creditor; and
2.	If you provide that the option selected cannot be changed after the insured’s death, the payments will not be subject to the debts or contracts of the person receiving the payments.

Payments We Make

We usually pay the amounts of any surrender, cash withdrawal, death benefit, or settlement options within seven calendar days after we receive all applicable written notices and/or due proofs of death (in good order) at our mailing address. However, we can postpone such payments if any of the following occurs:

●	The NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC.
●	The SEC permits, by an order, the postponement for the protection of policyowners.
●	The SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.
•	When mandated under applicable law.

In addition, pursuant to SEC rules, if the Transamerica AEGON Money Market VP fund suspends payment of redemption proceeds in connection with a liquidation of such fund, then we will delay payment of any transfer, cash withdrawal, surrender, loan, or death benefit from the Transamerica AEGON Money Market VP subaccount until the fund is liquidated.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, death benefit, or payments under a settlement option until such check or draft has been honored. We also reserve the right to defer payment of transfers, cash withdrawals, death benefit, or surrenders from the Basic Interest Account for up to six months.

If mandated under applicable law, we may be required to reject a premium payment and/or block a policyowner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to governmental regulators.

Split Dollar Arrangements

You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., cash surrender value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

For example, an employer and employee might agree that under a policy on the life of the employee, the employer will pay the premiums and will have the right to receive the cash surrender value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the cash surrender value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he would have been entitled to receive upon surrender of the Policy and the employee’s beneficiary would receive the balance of the proceeds.

No transfer of policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our mailing address. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

The Sarbanes-Oxley Act of 2002 (the “Act”) was enacted in 2002. The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans of publicly-traded companies was generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, as long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing policy, or the purchase of a new policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

In addition, the IRS issued guidance that affects the tax treatment of split-dollar arrangements and the Treasury Department issued final regulations that would significantly affect the tax treatment of such arrangements. The IRS guidance and the final regulations affect all split dollar arrangements, not just those involving publicly traded companies. Consult your qualified tax advisor with respect to the effect of this current and proposed guidance on your split dollar policy.

Policy Termination

Your Policy will terminate and all benefits under it will cease on the earliest of the following:

●	The date the policy lapses.
•	The date we receive your written request to surrender or terminate; or
•	The date of the insured’s death.
Assignment of the Policy

You may assign your Policy by filing a written request with us. We will not be bound by any assignment until we record it in our records.  Unless otherwise specified by you, the assignment will then take effect on the date the assignment is signed by you, subject to any payments made or actions taken by us prior to our recording of the assignment.  We assume no responsibility for the validity or effect of any assignment of the policy or of any interest in it.  Any death benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment.

Supplemental Benefits (Riders)

The following supplemental benefits (riders) are available and may be added to your Policy. Monthly charges for these riders are deducted from the Policy Value as part of the monthly deductions. The riders available with the policies do not build Policy Value and provide benefits that do not vary with the investment experience of the Separate Account. For purposes of the riders, the insured is the person insured under the Policy. These riders may not be available in all states; certain benefits and features may vary by state and may be available under a different name in some states. Adding these supplemental benefits to an existing Policy, or canceling them, may have tax consequences; you should consult a tax advisor before doing so.

Note: Our deduction of a monthly charge for any period after the date of termination of any rider shall not create liability for us under that rider, nor will it constitute a waiver of the termination of the rider. Any monthly charge for a rider deducted following its termination will be retroactively refunded by crediting by the amount of the charge to the Policy Value.

Terminal Illness Accelerated Death Benefit Endorsement

This rider allows us to pay a portion of the death benefit once we receive proof, in good order, at our mailing address that the insured is ill and has a life expectancy of one year or less. A doctor must certify the insured’s life expectancy.  (Note: If an accelerated death benefit is paid, the Policy’s benefits and values, as well as any benefits and values provided by affected riders, will be reduced.)

Eligibility:

To receive an accelerated death benefit, the insured must meet the following conditions:

•
You must submit written certification by a physician that confirms that the insured is terminally ill with your Accelerated Death Benefit request. The certification must be made within 30 days of the Accelerated Death Benefit Request; and

•	We must receive the consent of all irrevocable beneficiaries (if any) and all assignees (if any) in a form acceptable to us.

Note: Terminally ill means that the insured has a medical condition, resulting from bodily injury or disease, or both, which is expected to result in the death of the insured within 12 months of diagnosis.

The condition:

•	Must be first diagnosed by a physician on or after the later of the date of issue of the Policy or the endorsement date; and
•	Must be demonstrated by clinical, radiological, laboratory or other evidence of the medical condition which is satisfactory to us; and
•	Must not be curable by any means available to the medical profession.

Accelerated Death Benefit Amount:

The minimum available death benefit you may accelerate because the insured is terminally ill is $10,000 and the maximum you may accelerate is equal to the lesser of:

1.	75% of the available death benefit as of the first accelerated death benefit payment; or

2.
$500,000, including all other accelerated death benefits previously elected or currently under review under all policies, endorsements or riders issued by us or our affiliates on the life of the insured.

Available death benefit means the amount payable under the Base Policy upon the death of the insured, including:

•	In the case of a single life policy, the benefit payable under a Base Insured Rider, if any, provided the rider is more than two years from its expiry date; or

•	In the case of a joint last survivor policy, the benefit payable under a Joint Insured Term Rider, if any, provided the rider is more than two years from its expiry date.

Available death benefit does not include amounts payable under any other riders not expressly named, including, but not limited to, any Individual Insured Rider, Accidental Death Benefit Rider, Additional Insured Rider or Disability Waiver Rider.

    The accelerated death benefit payment we make to you will be less than the amount of the available death benefit which you request to accelerate. The accelerated death benefit payment will be calculated as A – B – C – D where A, B, C, and D are determined as follows:

A.	The present value of the amount of the available death benefit which you request to accelerate, which will be calculated as described below.
B.	Any amount necessary to provide insurance to the date of the accelerated death benefit payment if we make the payment during a grace period.
C.	The loan balance, if any, at the time the accelerated death benefit is paid, multiplied by the election percentage.
D.
An administrative charge for each accelerated death benefit request. The administrative charge for each accelerated death benefit request as of January 1, 2012 is $350, but will be subject to future increases based on cumulative annual cost-of-living increases as measured by the Consumer Price Index for All Urban Consumers (“CPI”) since January 1, 2012. In the event that the CPI is no longer published, a substantially similar index will be used.

The present value of the Accelerated Death Benefit payment we make to you will be based on a discount which reflects the early payment of the Accelerated Death Benefit amount. We assume a 12-month period for this purpose. The annual interest rate we use will be a discount rate that is the greater of:

•	The current yield on 90-day U.S. Treasury bills; or
•	The policy loan interest rate.

We will not pay a benefit under the rider if the insured’s terminal condition results from self-inflicted injuries that occur during the period specified in your Policy’s suicide provision.

Example

For example, suppose before the owner elects the terminal illness benefit, a policy has a $400,000 death benefit and a $10,000 loan balance. Suppose that the current yield on 90-day Treasury bills is 6.00% and the policy loan interest rate is 2.75%. Because the greater of these is 6%, that is the interest rate that will be used to discount the benefit. Suppose the administrative charge for this endorsement is the 2012 value of $350.00. The owner elects to accelerate 50% of the death benefit, so the single sum benefit equals $183,329.25, which is ($400,000 x 0.50/ 1.06) - ($10,000 x 0.50 - $350.00). After the acceleration, the remaining death benefit is $200,000, which is 50% of $400,000, and all policy values will be reduced by 50%.

Termination

This endorsement will terminate on the earliest of the following dates or events:

•	The date the maximum accelerated death benefit has been accelerated, or the aggregate maximum accelerated death benefit of $500,000 under all policies, endorsements or riders has been reached; or
•	The date the Policy terminates; or
•	The effective date of a settlement option elected under the Policy; or
•	The date you elect to terminate the endorsement; or
•	The date of the insured’s death.

Reinstatement

If the Policy is reinstated, this endorsement may be reinstated at the same time; however, we will not pay any benefit for a terminal illness that is first diagnosed by a physician prior to the reinstatement date.

Effect of the Long Term Care Rider and the Terminal Illness Accelerated Death Benefit Endorsement

If your Policy also includes a Long Term Care Rider, the insured may qualify for benefits under both the Terminal Illness Accelerated Death Benefit Endorsement and the Long Term Care Rider.  Please see the section of this prospectus entitled “Effect of Terminal Illness Accelerated Death Benefit Endorsement on the LTC Rider” for a description of the effect of having both a Long Term Care Rider and the Terminal Illness Accelerated Death Benefit Endorsement.

Note:  Before adding this endorsement to an existing policy or requesting payment under the endorsement, you should consult a tax advisor to discuss the tax consequences of doing so. This endorsement may not be available in all states.

Base Insured Rider

Under the Base Insured Rider, we provide term insurance coverage on the insured on a different basis from the coverage in your Policy. (This rider is not available with the Long Term Care Rider.)

Features of the Base Insured Rider:	●	The rider increases the Policy’s death benefit by the rider’s face amount.
	●	The rider may be purchased for insureds Ages 18-85.
	●	The minimum purchase amount for the rider is $100,000. The maximum purchase amount is 10 times the face amount of the Policy.
	●	We do not assess any additional surrender charge for the rider.
	●	Generally the rider coverage costs less than the insurance under the Policy, but it has no Policy Value and terminates at age 100.
	●	You may cancel or reduce your rider coverage without decreasing your Policy’s face amount.
	●	You may generally decrease your Policy’s face amount without reducing your rider coverage.
Subject to the following conditions, on any Monthly Policy Date while this rider is in force, you may convert this rider to a new policy on the insured’s life without evidence of insurability.

Conditions to convert the rider:	●	Your request must be in writing, in good order, and sent to our mailing address.
	●	The insured has not reached his/her 70th birthday.
	●	The new policy is any permanent insurance policy that we currently offer for conversions.
	●	We may allow an increase to the Policy’s face amount if the Base Policy and all of the riders in force allow such an increase.
●
The amount of the insurance under the new policy or the amount of the increase will equal the face amount in force under the rider as long as it meets the minimum face amount requirements of a Base Policy.

	●	We will base your premium on the insured’s class of risk under the rider.

Termination of the rider:	The rider will terminate on the earliest of:

	●	The Policy Anniversary at Age 100; or
	●	The date the Policy terminates; or
	●	The date you fully convert this rider; or
	●	The Monthly Policy Date when the rider terminates upon the owner’s written request.

It may cost you more to keep a higher face amount under the Base Policy, because the face amount may have a cost of insurance and other charges that are higher than the cost of the same amount of coverage under your Base Insured Rider. Any changes to the coverage of this rider may affect your minimum monthly no lapse premium. Please refer to the applicable fee tables for your Policy to determine the charges for this rider. Note: If the Income Protection Option (“IPO”) is selected and the Base Insured Rider is reduced or dropped, the IPO amounts are changed.

You should consult your registered representative to determine if you would benefit from Base Insured Rider. We may discontinue offering Base Insured Rider at any time. We may also modify the terms of this rider for new policies.

Additional Insured Rider

This rider may insure the spouse (or a non-spouse additional insured where required by state law) and/or dependent children of the insured. Please note that if a non-spouse is the additional insured there may be adverse tax consequences. Subject to the terms of the rider, we will pay the face amount of the rider to the owner of, insured under, or the beneficiary(ies) of the Base Policy, as named in the application or in a subsequent written notice acceptable to us when we receive (at our mailing address) due proof, in good order, that the additional insured’s death occurred while this rider was in force. Our minimum face amount for this rider for Additional Insureds Ages 18-85 is $50,000. The maximum face amount is the lesser of $1,000,000 or the amount of coverage on the insured. The maximum number of Additional Insured Riders that is allowed on any one Policy is five (5). Please refer to the applicable fee tables for your Policy to determine the respective charges for this rider. Subject to the following conditions, on any Monthly Policy Date while the rider is in force, you may convert it to a new policy on the additional insured’s life (without evidence of insurability).

Conditions to convert the rider:	●	Your request must be in writing, in good order, and sent to our mailing address.
	●	The additional insured has not reached his/her 70th birthday.
	●	You may also convert within 45 days of the death of the insured if the death occurs before the additional insured’s 70th birthday.
	●	The new policy is any permanent insurance policy that we currently offer for conversion.
●
Subject to the minimum face amount required for the new policy, the amount of the insurance under the new policy will equal the face amount in force under the rider as long as it meets the minimum face amount requirements of the original Policy.

	●	We will base the premium for the new policy on the additional insured’s underwriting class of risk under the rider.
	●	Each new policy will be effective on the date of conversion.
●
The initial premium for the new policy must be received within 31 days of receipt of the conversion application.  If the initial premium is not received within that period, the conversion application will be canceled and coverage under this rider will continue unless it has otherwise been terminated.

Termination of the rider:	The rider will terminate on the earliest of:

	●	The death of the insured; or
	●	The Policy Anniversary at the primary insured’s Age 121; or
	●	The death of the last surviving additional insured; or
	●	The next Monthly Policy Date following the date you request termination of this rider; or
	●	The date the Policy lapses; or
	●	The date the Policy is surrendered or continued under any nonforfeiture option; or
	●	The date the Policy terminates.
●
Insurance on an additional insured will automatically terminate on the earlier of the Policy Anniversary at such additional insured’s Age 100 or when all coverage for that additional insured is converted.

Children’s Benefit Rider

This rider provides insurance on the insured’s children (or qualifying stepchildren) who are between the ages of 15 days and 18 years old on the effective date of the rider or when later added to the rider due to birth or legal adoption. (Note – This rider is not available with the Long Term Care Rider.)

Our minimum face amount for this rider is $1,000 and the maximum face amount is $99,000 (may be subject to underwriting). We will pay a death benefit once we receive proof in good order at our mailing address that the insured child died while the rider was in force for that child.

Rider Benefit

If a covered child dies while insured under this rider, we will pay the rider death benefit to the policyowner unless the policyowner requests that any proceeds be paid to a different beneficiary by: (1) naming the beneficiary in accordance with the “How to Change A Beneficiary” provision in the Policy; or (2) specifically stating that the beneficiary designation is applicable to insurance provided under this rider.

The amount of the rider death benefit is shown in the Policy Data.  If coverage is added or changed after the date of issue of the Policy, the rider death benefit will be the amount we confirm to you in writing. Payments are subject to the provisions of the Policy and this rider.

Any proceeds may be applied under the settlement provisions of the Policy.

Conversion

You may convert up to the rider coverage at any time while the rider is in force, or may convert up to the lesser of 5 times the rider coverage or $50,000 (even if this limit is less than the rider face amount) upon the following events:

•	The covered child’s 25th birthday;
•	The Policy Anniversary at the insured’s Age 65;
•	The child’s marriage;
•	The child’s baccalaureate or higher degree; or
•	The insured’s death.

    If you request a face amount for the new policy that is in excess of the rider death benefit, your must send a written request to our mailing address for conversion. Payment of the required premium must be made to us before, or within 31 days after, the dates allowed for conversion, except that 90 days are allowed following the death of the Insured.

Conditions to convert the rider:	●	Your request must be in writing, in good order, and sent to our mailing address.
●
If this rider or insurance on a covered child has terminated and has not yet been converted, no insurance will be in effect under this rider or any new policy during the 31 day or 90 day period following the date allowed for conversion.

	●	The face amount of each new policy may not be less than our published minimum for the plan selected. There will always be a plan available in an amount to which you can convert.
●
Each new policy will be effective on the date of conversion.  The child will be the owner of the new policy unless the child is a minor as defined under the laws of the child’s state of residence at the time of the conversion request.  If the child is a minor at the time of the conversion request, you will be the owner of the new policy unless you request otherwise.  If you are not living at the time of conversion, the legal guardian of the child will be the owner.

	●	The premiums for each new policy will be at our published rate for the plan selected and the child’s sex and date of birth.
	●	Even if monthly charges for this rider are being waived under a rider attached to the Policy at the time of conversion, the premiums or monthly deductions under any new policy will not be waived.
	●	The new policy will be dated as of the date of the conversion. Coverage under this rider will terminate when coverage under the new policy begins.
●
If coverage under this rider is converted in accordance with these conditions, no evidence of insurability will be required and the incontestability and suicide periods for the new policy will be measured from the later of the Rider Date or the date of any reinstatement of the new policy. However, if the face amount of the new policy exceeds the rider death benefit, the amount of the increase will be subject to a new suicide period.

Termination of the rider:		The rider will terminate on the earliest of the following dates or events:

	●	The Policy Anniversary at the insured’s Age 65; or
	●	The death of the insured; or
	●	The next Monthly Policy Date following the date you request termination of this rider; or
	●	The date the Policy lapses; or
	●	The date the Policy is surrendered or continued under any nonforfeiture option; or
	●	The date the Policy matures or terminates; or
	●	The date the Policy is converted to another policy.

Insurance on a child covered under this rider will automatically terminate on the earliest of such child's 25th birthday or when all coverage for that covered child is converted.

Accidental Death Benefit Rider

Available to insureds Age 18-65, the minimum face amount for this rider is $2,000.  The maximum face amount available for the rider for face amounts below $200,000 is the lesser of: (i) $200,000 or (ii) 2½ the Policy's face amount.  For policies with a face amount of $200,000 and above, the maximum face amount available for this rider is the lesser of: (i) $300,000 or (ii) the face amount. (Note: This rider is not available with the Long Term Care Rider.)

Subject to certain limitations, we will pay the face amount if the death of the insured results solely from accidental bodily injury where:

●	The death is caused by external, violent, and accidental means.
●	The death occurs within 90 days of the accident.
●	The death occurs while the rider is in force.

The rider will terminate on the earliest of the following dates or events:
• The death of the insured;
• The Policy Anniversary at the Insured’s Age 70;
●	The next Monthly Policy Date following the date you make a written request to terminate this rider;
     • The date the Policy lapses;
                 • The date the Policy is surrendered or continued under any nonforfeiture option; or
                 • The date the Policy terminates.

Disability Waiver of Monthly Deductions Rider

Subject to certain conditions, we will waive the Policy’s monthly deductions while the insured is totally disabled. You may purchase this rider if the insured’s Age is between 18 and 55 years of age at the time the rider is purchased. This rider is not available together with the Disability Waiver of Premium Rider or the Long Term Care Rider.

Before we waive any monthly deductions, we must receive proof, in good order, at our mailing address that:

●	The insured is totally disabled;
●	The insured’s total disability began before the insured’s Age 65; and
●	The insured’s total disability has existed continuously for at least six months.

We will not waive any deduction that becomes due more than one year before we receive written notice of your claim, after the insured’s recovery from disability, or after termination of this rider. It is possible that additional premium payments will be required to keep the Policy in force while the waiver of monthly deductions benefit is being paid.

Termination of the rider:	The rider will terminate on the earliest of the following dates or events:

	●	The insured’s Age 65, unless at that time we have been waiving monthly deductions continuously since before the insured’s Age 60; or
	●	The death of the insured; or
	●	The next Monthly Policy Date following the date you request termination of this rider; or
	●	The date the Policy lapses; or
	●	The date the Policy is surrendered or continued under any nonforfeiture option; or
	●	The date the Policy terminates; or
	●	The date the Policy is converted to another policy.

If the total disability begins before the Policy Anniversary at the insured’s Age 60 and continues to the Policy Anniversary at the insured’s Age 65, we will waive all further monthly deductions under the Policy.

Disability Waiver of Premium Rider

Subject to certain conditions, we will apply the waiver of premium benefit, as shown in the Policy Data, as if it is a premium payment into the Policy, while the insured is totally disabled, as defined in the rider. The waiver of premium benefit is generally equal to the annual planned premium for the Policy, but the maximum payment is the lesser of $12,000 or the maximum annual premium payable under the Guideline Premium Test. We will invest the resulting net premium in the subaccounts and the Basic Interest Account according to your allocation instructions.  You may purchase this rider if the insured’s Age is between 18 and 55 years of age. This rider is not available in combination with the Disability Waiver of Monthly Deductions Rider or the Long Term Care Rider.

Benefit Period

The waiver of premium benefit will be credited during the continuance of the insured’s total disability, subject to the following:

•
If the total disability begins before the Policy Anniversary at the insured’s Age 60 and continues to the Policy Anniversary at the insured’s Age 65, we will credit the waiver of premium benefit to the Policy until the earlier of the Policy Anniversary at the insured’s Age 121 or the termination of the Policy.

•
If the total disability begins after the Policy Anniversary at the insured’s Age 60, we will not credit the waiver of premium benefit to the Policy after the Policy Anniversary at the insured’s Age 65.

•	Separate periods of total disability will be considered as one continuous disability period unless such separate periods are:
•	Due to unrelated causes; or
•	Due to the same or related causes, but are separated by at least six months during which the Insured has returned to work on a continuous basis.

Upon meeting the requirements above, we will also make a retroactive payment equal to six months of benefits under the rider. We will apply the benefit each month on the Monthly Policy Date. We may not pay any benefit that becomes due more than one year before we receive written notice of your claim, after the insured’s recovery from disability, or after termination of this rider. It is possible that additional premium payments will be required to keep the Policy in force while the waiver of premium benefit is being paid.

Termination of the rider:	The rider will terminate on the earliest of:

	●	The insured’s Age 65, unless at that time we have been crediting the Waiver of Premium benefit continuously since before the insured’s Age 60; or
	●	The death of the insured; or
	●	The insured’s Age 121; or
	●	The next Monthly Policy Date following the date you request termination of this rider; or
	●	The date the Policy is surrendered or continued under any nonforfeiture option; or
	●	The date the Policy terminates; or
	●	The date the Policy is converted to another policy.

Overloan Protection Rider

Your Policy will have an Overloan Protection Rider  if you elect the Guideline Premium Test, and your Policy is not a Modified Endowment Contract (“MEC”).  Exercise of this rider will guarantee, as long as the rider is in effect, that the Policy will not lapse in certain circumstances described below.   (Note: This rider may not be available in all states.)

There is no charge for this rider unless you exercise it.  Please see “Termination of the Rider” below for termination conditions of the rider before and after exercise.

The Rider at Exercise

Your election to exercise this rider will be effective when we receive your written request, in good order, at our mailing address.  To exercise this rider, each of the following conditions must be true as of the exercise effective date:
•	The death benefit option is the Level option.
•	The Policy must have been in force for at least 15 years.
•	The insured’s Age cannot be younger than Age 75 or older than Age 120.
•	There must be sufficient Policy Value to cover the rider exercise charge as described below.
•	The loan balance is greater than the face amount, but less than 99.9% of the Policy Value after the charge for this rider has been deducted.
•	The guideline premium limit for the Policy will remain greater than zero at all times before to the insured’s Age 100.
•	The Policy must not be a Modified Endowment Contract, and exercising this rider must not cause the Policy to become a Modified Endowment Contract.
•	There are no other riders in effect under the Policy after the exercise effective date.
•	No further loans will be allowed, but loan interest will continue to accrue and the policyowner may continue to repay any interest or principal.
•	The sum of all withdrawals taken from the Policy must not be less than the total premiums paid.

On the exercise date, we:

1.
 Transfer all remaining Policy Value in the subaccounts to the Basic Interest Account.  No transfer charge will be assessed for such transfer, nor will it count against, or be subject to, any transfer limitations that may be in effect.

2.
Do not allow any further policy transactions, including premium payments, withdrawals, surrenders, transfers, changes to the death benefit option, or increases or decreases to the face amount after you exercise this rider.

3.	Deduct the charge for this rider from your Policy Value.

One-Time Charge. There is a one-time charge to exercise this rider.  The charge is equal to a percentage of the gross Policy Value, based on the insured’s Age at the time of exercise:
Age                            Charge
75-90                          5%
91                               4%
92                               3%
93                               2%
94-120                        1%

Example.  For insured age 94 with a Base Policy in force for 16 years:

•	Face amount before rider election $100,000.
•	Total premiums paid $15,000; minus $15,000 withdrawals.
•	Policy Value before rider election - $102,000.
•	Policy loan before rider election - $101,001.
•	Rider Charge: $102,000 x .01% = $1,020.
•	Policy Loan after election: $100,001.
•	Policy Value after election=$102,000 - $1,020 = $100,980.
•	The paid up death benefit after election = $100,980 x 1.01 (death benefit factor) = $101,989.80.

Termination of Rider

This rider will terminate on the earliest of the following events:

•	The date the Policy terminates;
•	The next Monthly Policy Date following the date the policyowner requests termination of this rider;
•	The death of the insured;
•	The date the Policy is surrendered or continued under any non-forfeiture option;
•	The Policy Anniversary at the insured’s Age 121; or
•	The date the Policy becomes a Modified Endowment Contract under Section 7702A of the Internal Revenue Code, as amended.

You should be aware that the tax consequences of this rider have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the loan balance should be treated as a taxable distribution when this rider is exercised.  You should consult a tax advisor as to the tax risks associated with this rider.

Income Protection Option

The Fixed Settlement Endorsement, also known as the Income Protection Option (“IPO”), provides a designated payment upon the death of the insured in the manner stated below instead of as set forth in the Policy.  This option provides for the payment of all or a portion of the Policy’s death benefit in installments following the death of the insured.  The amounts, frequency and duration of such installments as of the effective date of the endorsement are stated in the Policy Data.  Before the insured’s death, you may cancel this option or make policy changes that affect the amount of the designated payments, but the beneficiary(ies) may not alter the payment plan that you select.

Designated Payments

The designated payment is a payment or payments based on the total face amount (the sum of the face amount in force on the Base Policy and the Base Insured Rider) and are set forth in the Policy Data as:

1.	An initial lump sum (“initial lump sum”); and/or
2.	Monthly payments for a guaranteed period (“fixed monthly payment”); and/or
3.	A final lump sum at the end of the guaranteed period (“final lump sum”).

Payout of Designated Payments

Upon the insured’s death, we will pay the designated payments as follows:

•	If the Policy’s death benefit is greater than the total face amount, the excess will be paid as a lump sum in addition to any initial lump sum payment amount.
•	If the death benefit is less than the total face amount, all designated payment amounts will be proportionately reduced.
•	We will pay any initial lump sum when we determine that the Policy’s death benefit is payable.
•
Fixed monthly payments will be paid retroactively to the date of the insured's death at the same time as the initial lump sum. Fixed monthly payments will continue thereafter for the remainder of the guaranteed period.

•	The final lump sum will be paid at the end of the guaranteed period.

Interest Adjustment to Designated Payments

At the time of the insured’s death, we will adjust the amount of the fixed monthly payments to reflect our then-current interest rate for a fixed monthly settlement option of the same type and for the same duration as the guaranteed period if that current rate is greater than the guaranteed annual interest rate. The interest rate applicable to fixed monthly payments will thereafter remain fixed through the guaranteed period.

We will adjust the final lump sum payment to reflect our current interest rate for benefits deposited with interest if that current rate is greater than the guaranteed annual interest rate. Adjustments to reflect the current interest rate will be made at the death of the insured and during the guaranteed period, as the current rate for benefits deposited with interest may vary during that time. The interest rates used to determine the final lump sum will never be less than the guaranteed annual interest rate.

Total Face Amount

Total Face Amount means the sum of the face amount of the Base Policy plus the Base Insured Rider plus the amounts payable under any riders to the Base Policy on account of the death of the insured, excluding riders providing benefits for accidental death.  Total face amount is initially determined as of the effective date of this endorsement. Total face amount is recalculated as of the date of any policy change or other transaction that increases or decreases the prior total face amount.

If the total face amount is reduced as a result of an accelerated death benefit rider claim payment, or due to any other change or transaction that results in a reduction of the total face amount upon which the designated payments were based, then each designated payment will be proportionately reduced.

Beneficiary

Beneficiary percentages and contingencies can be designated separately for the initial lump sum, the monthly payments, and the final lump sum.  Simple designations can be submitted with your policy application; for complex designations, please contact your registered representative or our administrative office at 1-800-852-9777.

If a beneficiary dies while receiving the designated payments, the present value of the remaining payment will be paid to that beneficiary’s estate.  If the beneficiary is an assignee or an estate, designated payments cannot be made and they will receive a single lump sum.

Termination of Endorsement

The endorsement will terminate only at the written request of the policyowner and prior to the death of the insured.  Termination of the rider will cause the Policy to revert to the Base Policy options for paying the death benefit.

Impact of IPO with Other Riders

If you elected any of the following riders under your Policy, the IPO will impact that rider as noted below:
Base Insured Rider
The Base Insured Rider death benefit is included with the base death benefit that will be paid as the IPO in a series of payments.  If the Base Insured Rider is reduced or dropped, the total face amount will be changed.

Accidental Death Benefit	If the rider death benefit increases the death benefit beyond the total face amount, then the excess would be paid as part of the initial lump sum.
Terminal Illness Accelerated Death Benefit Endorsement	Decreases in the face amount due to acceleration would decrease the total face amount and enter into the final determination of designated payments pro-rata after the death of the insured.
Long Term Care Rider
Indebtedness due to LTC acceleration would not decrease the IPO total face amount, but would decrease the death benefit payout that enters into the final determination of designated payments after the death of the insured.

The Additional Insured Rider and the Children’s Benefit Rider death benefits are not subject to the IPO and will be paid separately as a lump sum or under the designated settlement options.  The Disability Waiver of Premium Rider, Disability of Monthly Deductions Rider and Overloan Protection Rider do not contribute to the IPO benefit.

Long Term Care Rider

The Long Term Care Rider (“LTC” Rider), provides a monthly benefit to you while the insured is incurring qualifying long term care expenses.  In order for you to exercise this rider, the insured must be: (1) cognitively impaired or (2) unable to perform at least 2 of the following Activities of Daily Living (“ADL”) without substantial assistance for a period of at least 90 days due to a loss of functional capacity:
•	Bathing;
•	Continence;
•	Dressing;
•	Eating;
•	Using the toilet facilities; or
•	Transferring (moving into or out of bed, chair or wheelchair).

If an insured meets the eligibility requirements, coverage is provided for one or more necessary diagnostic, preventive, therapeutic, rehabilitative, maintenance, or personal care services provided in a setting other than an acute care unit or of a hospital such as: (a) a long term care facility; (2) an adult day care center; (3) a hospice care facility; or (4) the home.  The rider provides coverage in the form of a fixed indemnity benefit for long term care expenses, subject to the rider limitations and elimination period requirements.

Benefits Provided by the Rider

Subject to the conditions, limitations and exclusions in the rider, the amount of the benefit payable for any Calendar Month is an amount equal to the lesser of A or B where:

A :	is 2% of Long Term Care Specified Amount, at commencement of benefits; and
B :	is the per diem amount allowed by the Health Insurance Portability and Accountability Act times the number of days in the Calendar Month.

The per diem limit for 2012 is $310 per day ($9,300 for a 30 day month; $113,150 annually).  Monthly benefits based on a percentage of the LTC Rider specified amount will be prorated at the start and end of the benefit period based on the number of days that the insured is chronically ill and otherwise remains eligible for benefits.  Prorate means:

•	We will divide the monthly long term care benefit by the actual number of days in the month; and
•	We then multiply that number times the number of days during the month for which you are eligible to receive benefit payments.
You may request a monthly benefit amount less than the above maximum. Choosing a lesser amount could extend the period during which benefits may be payable.  You may change your election 30 days before the beginning of any calendar year.

Note:  Long Term Care rider benefits are an acceleration of the Policy’s death benefit and will reduce any proceeds payable at surrender of the Policy or upon the Insured’s death.

Death of Insured

Upon the death of the insured, the beneficiary will receive the Policy’s current death benefit at the time of death, less any loan balance, further reduced by the dollar amount that has been paid in LTC Rider benefits.

Eligibility

Long Term Care benefits may be payable under the rider if the insured is a chronically ill Individual (or has severe cognitive impairment); and (1) has satisfied the 90-day elimination period; (2) has received qualified long term care services covered under the rider and such services are specified in a Plan of Care; and (3) a current Plan of Care and written proof of loss have been approved by us.

Elimination Period

 The rider has an elimination period of 90 days.  This means that we will not pay benefits under the rider for any period before the insured has incurred expenses, on each of 90 separate days during which the rider is in effect, for Qualified Long Term Care Services that would otherwise be covered under the rider. These days of care or services need not be continuous. The elimination period has to be satisfied only once while the rider is in effect. You must provide us with proof of loss in order to satisfy the elimination period.

We will give the insured credit toward the elimination period for days of confinement, care or services covered under the rider, even if they are paid or payable by Medicare. Note: The Long Term Care Rider is not Medicare supplement coverage.  If you are eligible for Medicare, please review the Medicare Supplement Buyer’s Guide – “Guide to Health Insurance for People with Medicare” available from the Company. Note: Transamerica Life and its agents do not represent Medicare, the federal government or any state government.

Care or services received during confinement in a hospital or rehabilitation hospital/facility cannot be used to satisfy the elimination period, even if they are paid or payable by Medicare.

Chronically Ill

An individual is deemed to be chronically ill if the individual has been certified by a licensed health care practitioner as being unable to perform, without substantial assistance from another individual, at least two out of the six ADLs for an expected period of at least 90 days due to a loss of functional capacity; or requiring substantial supervision to protect the Insured from threats to health and safety due to Severe Cognitive Impairment (as described below).

A licensed health care practitioner is a physician, a registered nurse professional, licensed social worker or other individual who meets such requirements as determined under regulation that may be prescribed by the Secretary of the Treasury.

Severe Cognitive Impairment

An individual is deemed to have severe cognitive impairment (also, severely cognitively impaired) if he or she suffers a severe loss or deterioration in intellectual capacity that is measured by clinical evidence and standardized tests as part of an evaluation that reliably measures impairment in the insured’s:

•	short-term or long-term memory;
•	orientation as to people, places or time;
•	deductive or abstract reasoning; and
•	judgment as it relates to safety awareness.

The evaluation must include utilizing cognitive tests with resulting scores consistent with a diagnosis of Severe Cognitive Impairment.

General Exclusions and Limitations

Qualified long term care services do not include care, confinement or services:

•	Resulting from alcoholism, or drug addiction or chemical dependency unless as a result of medication used as prescribed by a physician.
•	Resulting from or arising out of attempted suicide or intentionally self-inflicted injury.
•	Due to participation in a felony, riot or insurrection.
•	For which no charge is normally made in the absence of insurance;
•	Received outside the 50 United States and the District of Columbia, or Canada; and
•
Performed by a member of your immediate family or the insured’s immediate family. A member of your immediate family or the insured’s immediate family can provide covered care or services if he or she is a regular employee of an organization that is engaged in providing the qualified long term care services. The organization he or she works for must receive the payment for the care or service. Your immediate family or the insured’s immediate family member must receive no compensation other than the normal compensation for employees in his or her job category.

Note: Immediate family refers to one of the following members of the Insured’s or owner’s family: spouse (including common law spouse) or civil union partner and anyone who is related to the individual or his or her spouse or civil union partner (including adopted, in-law and step-relatives). This includes a parent, grandparent, child, grandchild, brother, sister, aunt, uncle, first cousin, nephew or niece.

Non-Duplication of Benefits

Qualified long term care services do not include care, confinement or services:

•	Provided in a government facility (unless otherwise required by law);
•
Paid or payable under Medicare.  This includes any amounts that would be covered under Medicare; except that they are subject to a Medicare deductible or coinsurance of some kind.  This does not apply when expenses are reimbursable under Medicare solely as a secondary payer;

•	Provided under any governmental programs (except Medicaid); or
•	Paid or payable under any state or federal workers’ compensation, employer’s liability or occupational disease law, or any motor vehicle no-fault law; unless
•	the costs incurred and paid exceed the amount covered by one of these entities, policies or programs.

           Note: A government facility includes a facility administered, covered or reimbursed by the Veteran’s Administration.

End of Eligibility

If rider benefit payments cease because the insured no longer qualifies for benefits under this rider, the following will apply:

•
If the Policy’s no lapse ending date has not passed, the test to determine whether the no lapse guarantee is in effect will not require a minimum no lapse premium for those months while we were paying benefits under this rider.

•	Any negative Policy Value will be reset to zero.
•	Policy transactions that were restricted while we were paying benefits under this rider will become unrestricted.

Features of the rider:	●	The LTC Rider must be elected in the initial application and may only be added at policy issue. A supplemental application will be used specifically for the LTC Rider.
	●	The LTC Rider is only available if you select the Cash Value Accumulation Tax Test.
	●	At issue, the LTC Rider specified amount will be equal to 100% of the Base Policy face amount.
	●	The LTC Rider minimum specified amount at issue is $50,000 and the maximum is $1,000,000.
	●	Loans and withdrawals are not permitted while benefits are being paid under the rider.
●
There is a 30 day free-look period for the LTC Rider.  If you decide not to keep the rider, simply return it to us at our administrative office or to the representative from whom you purchased the Policy within the 30 day period.  We will then reissue the Policy to reflect the removal of the LTC Rider.

	●	There are no increases in the LTC Rider specified amount except those due to a change in the death benefit option.
	●	If a Policy’s death benefit exceeds the LTC specified amount, the LTC specified amount does not increase because it is based upon the Policy’s face amount – not the death benefit.
	●	The rider charge is taken as a monthly deduction from the Policy Value.
●
Certain transactions that change the face amount of the Policy, other than payments of rider benefits, will also change the LTC Rider specified amount:
➢ A decrease in the face amount of the Policy;
➢ A death benefit option change;
➢ Cash withdrawals; or
➢ An accelerated death benefit due to terminal illness.
If the policyowner has elected the LTC Rider, then reductions will not be permitted that decrease the face amount of the Policy below $50,000.

●
If there is a loan balance at the time the LTC Rider benefits commence, then the rider payments will first be applied toward paying any interest due on the loan balance and the remaining benefit amount will be paid to the policyowner.

●
If there are any policy loans at the time the rider maximum amount has been reached, the policyowner must pay the interest due on any policy loans as it becomes due. Otherwise the Policy will terminate.

●
Only the Terminal Illness Accelerated Death Benefit Endorsement and Income Protection Option are available under the Policy if the policyowner has elected the LTC Rider.  All other riders available under the Policy cannot be elected in combination with the LTC Rider.

●
LTC Rider benefit payments will not result in any decreases in the Policy’s face amount, Policy Value or loan amounts; they will be deducted from the Policy’s death benefit and surrender value when the insured dies or the policyowner surrenders the Policy.  When the LTC Rider benefits commence, the LTC benefits paid will result in a dollar-for-dollar reduction in any policy proceeds paid at death or surrender.

	●	LTC Rider benefit payments may not be assigned. Rider benefit payments are paid to the policyowner, whether the insured is the policyowner or is another individual.
●
At commencement of benefits under the rider, the Policy Value is transferred from the Separate Account to the Basic Interest Account. Any premiums or loan repayments that are made while the insured is receiving benefits under the rider will be allocated to the Basic Interest Account.

	●	The minimum elected monthly benefit is a minimum of $500 per month.

Effects of Reaching the Rider Maximum Amount:
	●	No further monthly deductions will be charged for the rider.
	●	All riders other than the LTC Rider will terminate.
	●	Interest will continue to be credited to the Policy Value and interest on policy loans must be paid in cash to avoid termination.
Termination of the rider:	The rider will terminate on the earliest of the following:

	●	The Monthly Policy Date coinciding with or immediately following the date we receive in good order at our mailing address, a written request to terminate the LTC Rider.
	●	The date the Policy lapses.
	●	The date the Policy is surrendered.
	●	The date the Policy terminates (including any recission).
	●	The date of the insured’s death.

Effect of Terminal Illness Accelerated Death Benefit Endorsement on the LTC Rider

If your Policy includes an endorsement providing an accelerated death benefit in the event of a terminal illness (“Terminal Illness ADB Endorsement”) the insured may qualify for benefits under both the Terminal Illness ADB Endorsement and the Long Term Care rider.  If the insured qualifies for benefits under both the Terminal Illness ADB Endorsement and the Long Term Care rider and if a claim is made under both the Terminal Illness ADB Endorsement and the Long Term Care rider, a benefit will be paid under the Terminal Illness ADB Endorsement first.  A payment under the Terminal Illness ADB Endorsement will reduce the face amount and the Long Term Care Rider specified amount will be reduced by the same amount. Once payment under the Terminal Illness ADB Endorsement is made, any payments under the Long Term Care Rider will be made based on the newly reduced long term care specified amount.

We will not pay benefits under both the Terminal Illness ADB Endorsement and the Long Term Care rider simultaneously. If a claim is made under the Terminal Illness ADB Endorsement while benefits are being paid under the Long Term Care Rider, we will stop paying benefits under the Long Term Care Rider when we pay benefits under the Terminal Illness ADB Endorsement.  The maximum accelerated death benefit used to calculate the amount of the Terminal Illness Accelerated Death Benefit will be reduced by any Long Term Care Rider benefits paid out. Once payment under the Terminal Illness ADB Endorsement is made, and the insured qualifies for benefits under the Long Term Care Rider, any payments under the Long Term Care Rider will be made based on the newly reduced Long Term Care Rider specified amount.

Please consult your tax advisor regarding the use of this Rider.

Residual Death Benefit Endorsement

A Residual Death Benefit Endorsement is included with your Policy if you elect the Long Term Care Rider.  The residual death benefit is equal to the lesser of:

•	10% of the lowest face amount of the Base Policy from its inception, less any loan balance; or
•	$10,000.

Payment of Residual Death Benefit.  Upon the death of the insured while the Policy is in force, Transamerica Life will pay the residual death benefit instead of the death benefit that would otherwise be payable if it is more than such benefit and:

•	The insured dies during a calendar month for which a monthly long term care benefit is due under the Long Term Care Rider; or
•	The insured dies after Transamerica Life has paid the maximum amount under the Long Term Care Rider.

Termination. The Residual Death Benefit Endorsement will terminate on the earliest of the following:

•	The date the Policy is surrendered;
•	The date the Policy terminates for any reason;
•	The date you request termination of the Long Term Care Rider.

 Additional Information

Sending Forms and Transaction Requests in Good Order

We cannot process your instructions to process a transaction relating to the Policy until we have received your instructions in good order at our mailing address or website, as appropriate.  "Good order" means the actual receipt by us of the instructions relating to a transaction in writing or, when appropriate, by telephone or facsimile, or electronically, along with all forms, information and supporting legal documentation (including any required spousal or joint owner's consents) we require in order to effect the transaction.  To be in "good order," instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

Sale of the Policies

Distribution and Principal Underwriting Agreement TCI, our affiliate, serves as principal underwriter for the Policies pursuant to the terms of an agreement for the distribution and sale of the Policies. We reimburse TCI for certain expenses it incurs in order to pay for distribution of the Policies.

Compensation to Broker-Dealers Selling the Policies. The Policies are offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws; the selling firm and/or its affiliates is/are also licensed under state insurance laws. The selling firms have entered into written selling agreements with us and with TCI as principal underwriter for the Policies. We pay commissions through TCI to the selling firms for their sales of the Policies.

A limited number of affiliated and unaffiliated broker-dealers, including Transamerica Financial Advisors, Inc., and unaffiliated firms may also be paid commissions and overrides to “wholesale” the policies, that is, to provide sales support and training to sales representatives at selling firms.

The selling firms are paid commissions for the promotion and sale of the Policies according to one or more schedules. The amount and timing of commissions may vary depending on the selling agreement. The sales commission paid to broker-dealers during 2012 is expected to be, on average, 67% of all premiums paid during the first Policy Year, plus 1% of all premiums made during Policy Years 2 – 5. We will pay an additional trail commission of up to 30% of the Policy’s subaccount value (excluding the Basic Interest Account) on the Policy Anniversary if the Policy Value (minus amounts attributable to loans) equals at least $5,000. Additional sales commissions may also be payable on premiums paid as a result of an increase in face amount. Some selling firms may be required to return first year commissions (less surrender charge) if the Policy is not continued through the first two Policy Years.

To the extent permitted by FINRA rules, Transamerica Life, TCI, and other affiliated parties may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms and their sales representatives.  These arrangements, which may be referred to as “revenue sharing,” are described further below.

The sales representative who sells you the Policy typically receives a portion of the compensation we (and our affiliates) pay to his or her selling firm, depending on the agreement between the selling firm and its sales representative and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of a Policy. Also inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm, including the conflicts of interests that such arrangements may create.

Special Compensation for Affiliated Wholesaling and Selling Firms. Our parent company provides paid-in capital to TCI and pays the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions.

  Sales of the policies are supported by Transamerica Financial Advisors, Inc. (“TFA”), an affiliated selling broker-dealer.  We underwrite certain costs of TFA’s various facilities, third-party services and internal administrative functions, including employee salaries, sales representative training and employee benefits that are provided directly to TFA.  These facilities and services are necessary for TFA’s administration and operation.

Sales representatives and their supervisors at TFA may receive directly or indirectly additional cash benefits and non-cash compensation or reimbursements from us.  Additional compensation or reimbursement arrangements may include payments in connection with the firm’s conferences or seminars, sales or training programs for invited selling representatives and other employees, seminars for the public, trips (such as travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items, and payments to assist the firm in connection with its systems, operating and marketing expenses.  The amounts may be significant and may provide us with increased access to TFA’s sales representatives.

In addition, TFA’s managers and/or sales representatives who meet certain productivity standards may be eligible for additional compensation.  Sales of the policies by affiliated selling firms may help sales representatives and/or their managers qualify for certain benefits, and may provide such persons with special incentive to sell our policies.  For example, TFA’s registered representatives, general agents, marketing directors and supervisors may be eligible to participate in a voluntary stock purchase plan that permits participants to purchase stock of AEGON N.V. (our ultimate parent) by allocating a portion of the commissions they earn to purchase such shares.  A portion of the contributions of commissions by TFA’s representatives may be matched by us.

TFA’s sales representatives may also be eligible to participate in a stock option and award plan.  Sales representatives who meet certain production goals will be issued options on the stock of AEGON N.V.  We also maintain a non-qualified deferred compensation plan for TFA’s sales representatives who are our insurance agents.  The plan permits such agents to defer receipt of commissions on sales of our variable insurance products.

Additional Compensation that We Pay to Selected Selling Firms. We may pay certain selling firms additional cash amounts for “preferred product” treatment of the Policies in their marketing programs in order to receive enhanced marketing services and increased access to their sales representatives. In exchange for providing us with access to their distribution network, such selling firms may receive additional compensation or reimbursement for, among other things, the hiring and training of sales personnel, marketing, sponsoring of conferences and seminars, and/or other services they provide to us and our affiliates. To the extent permitted by applicable law, we and other parties may allow other non-cash incentives and compensation to be paid to these selling firms. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may differ among selling firms.

These special compensation arrangements are not offered to all selling firms and the terms of such arrangements differ between selling firms.  Special compensation arrangements are calculated in different ways by different selling firms.
No specific charge is assessed directly to policyowners or the Separate Account to cover commissions and other incentives or payments described above. We do intend to recoup commissions and other sales expenses and incentives we pay, however, through fees and charges deducted under the Policy and other corporate revenue.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these differences may create an incentive for the selling firm or its sales representatives to recommend or sell the Policy to you. You may wish to take such incentives into account when considering and evaluating any recommendation relating to the Policies.

Policy Statements

We will send you a statement at least once a year without charge showing the following information about your Policy:

1.	The beginning and ending dates of the current statement period.
2.	The Policy Value, if any, at the beginning of the current statement period and at the end of the current statement period.
3.	The amounts that have been credited or debited to the Policy Value during the current statement period, including the type for each.
4.	The death benefit at the end of the current statement period.
5.	The Policy’s cash surrender value, if any, at the end of the current statement period.
6.	The amount of any loan balance at the end of the current statement period.
7.	The monthly deduction as of the statement date.
8.
If applicable, a notice that, assuming guaranteed interest and guaranteed charges, the Policy’s cash surrender value will not maintain insurance in force until the end of the next statement period unless further premium payments are made.

Illustrations

We will provide, upon your written request at any time after the first Policy Year, illustrations of your Policy’s benefits and values.  There is no charge for the first such illustration but we reserve the right to charge a fee of $25 for any illustration after the first in any Policy Year.

Legal Proceedings

Transamerica Life, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time there are no pending or threatened lawsuits that are likely to have a material adverse impact on the Separate Account, on TCI’s ability to perform under its principal underwriting agreement, or on Transamerica Life’s ability to meet its obligations under the Policy.

Financial Statements

The financial statements of Transamerica Life and Separate Account VUL 3 are included in the SAI.

Additional information regarding the investment performance of the funds appears in the fund prospectuses, which accompany this prospectus.

Glossary
account option	An account to which you may allocate net premiums and/or transfers. The account options are the Basic Interest Account and the subaccounts of the Separate Account.

administrative office
Our administrative office address is 570 Carillon Parkway, St. Petersburg, Florida 33716. Our phone number is 1-800-851-9777; our facsimile numbers are 1-727-299-1648 (for subaccount transfers only) and 1-727-299-1620 (for all other fax requests). Our administrative office serves as the recipient of all website (www.mytransamerica.com), telephonic and facsimile transactions, including, but not limited to transfer requests and premium payments made by wire transfer and through electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments). Our hours are Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern Time. Please do not send any checks, claims, correspondence or notices to this office; send them to the mailing address.

Age	A person’s age in years on his/her birthday nearest the Policy Anniversary, unless otherwise specified. For purposes of the Policy, the insured’s Age changes on each Policy Anniversary.

Base Policy	The Transamerica Journey variable life insurance policy without any supplemental riders.

Basic Interest Account
An account option other than the subaccounts of the Separate Account.  The Basic Interest Account is part of our general account.  The portion of the Policy Value in the Basic Interest Account will earn interest as described in the Basic Interest Account provisions.

beneficiary(ies)
 A person designated to receive all or a portion of the death benefit on the death of the insured.  You may name both a primary and contingent beneficiary.  A primary or contingent beneficiary named on the application may be changed as provided in the Policy.

cash surrender value	The amount we will pay you upon surrender of the Policy while it is in force. The cash surrender value equals the Policy Value less any surrender charge and less any loan balance.

date of issue	The date the Policy is prepared in our office. The date of issue is shown in the Policy Data. The date of issue may or not be the same as the Policy Date.

death benefit	The amount we will pay to the beneficiary(ies) on the insured’s death. We will reduce the death benefit by the amount of any loan balance and any charges that are due and payable.

designated payment
A payment under the Income Protection Option that is based on the total face amount (the sum of the face amount of the in force Base Policy and the Base Insured Rider) and consists of an initial lump sum and/or monthly payments for a guaranteed period, and/or a final lump sum at the end of the guaranteed period.

face amount
 An amount used in determining the amount of the Policy’s death benefit.  The initial face amount is shown in the Policy Data.  The actual amount we pay on the death of the insured may be affected by tax law requirements and may be adjusted as described in the Policy.

free-look period
The period during which you may return the Policy and receive a refund as described in this prospectus. The length of the free-look period varies by state. The free-look period is listed in the Policy.

fund
 An investment pool registered with the SEC as an investment company under the Investment Company Act of 1940 and made available for the investment of subaccount assets. Net premiums allocated to each subaccount are invested in a specified fund.

good order
 Receipt of instructions in a form acceptable to us.  Such instructions must be sufficiently clear and complete so that we do not need to exercise any discretion in order to complete the requested transaction.  The instructions must generally be in writing, but we may allow you to request certain transactions by telephone or electronic means.  We will process transactions as of the end of the valuation period during which we receive them in good order.

in force	Insurance coverage that is in effect and has not terminated.

initial premium	The amount you must pay before insurance coverage begins under the Policy. The initial premium is shown in your Policy Data.

indebtedness	Loan balance payments plus accrued interest at the time your Policy lapsed.

insured	The person whose life is insured under the Policy. The insured is identified in the Policy Data.

lapse	Termination of the Policy at the end of a grace period when cash surrender value on any given Monthly Policy Date is less than the monthly deductions due on that day.

loan balance	The sum of any unpaid policy loans and accrued loan interest. We will deduct any loan balance from any amounts payable by us under the Policy.

loan reserve
The portion of the Policy Value transferred from the account options when you borrow from the Policy.  The loan reserve is valued separately from the account options.  The loan reserve is part of our general account.

mailing address	Our mailing address is: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. Please send all payments made by check, and all claims, correspondence and notices to this address.

maximum Basic Interest Account value
The maximum amount that may be allocated to the Basic Interest Account at any time without prior approval is the amount that would cause the Basic Interest Account to be $250,000.  (This restriction does not apply to transfers to the Basic Interest Account necessary in the exercise of conversion rights).

minimum monthly no lapse premium	The amount you must pay to keep the no lapse guarantee in effect. This amount is shown in the Policy Data. The minimum monthly no lapse premium may be changed as provided in the Policy.

monthly deduction	A charge we deduct from the Policy Value on each Monthly Policy Date up to the insured’s Age 121.

Monthly Policy Date
The day of each month coinciding with the Policy Date.  If there is no day in a calendar month that coincides with the Policy Date, the Monthly Policy Date for that month will be the first day of the following month.

mortality and expense risk charge
A daily charge that we deduct from each subaccount before determining the unit value of that subaccount.  The mortality and expense risk charge is part of the compensation to us for services we render, expenses we expect to incur and the risks we assume.

net premium	The part of your premium that we allocate to the Basic Interest Account or the subaccounts. The net premium is equal to the premium you pay minus the premium expense charge.

no lapse ending date
For a Policy issued to an insured ages 0-60, the no lapse ending date is the 20th Policy anniversary or the insured’s Age 65, whichever is earlier. For a Policy issued to an insured ages 61-85, the no lapse ending date is the 5th Policy anniversary. The no lapse ending date is specified in your Policy or as described in the endorsement.

no lapse period	The period of time between the Policy Date and the no lapse ending date during which the Policy will not lapse as long as certain conditions are met.

NYSE	The New York Stock Exchange.

planned periodic premium	A premium payment you make in a level amount at a fixed interval over a specified period of time.

Policy Anniversary	The same day and month as the Policy Date for each year the Policy remains in force.

Policy Data
The pages in your Policy that describe the information that is specific for the Policy that you have purchased.  The Policy Data will include specific information about your Policy as issued and the applicable charges.

Policy Date
The date coverage is effective under the Policy.  We will use the Policy Date to determine the Monthly Policy Dates, Policy Months, Policy Dates and Policy Anniversaries.  The Policy Date is shown in the Policy Data.

Policy Month	The one-month period beginning on each monthly Policy Date.

Policy Value
At the end of any valuation period, the sum of your Policy’s value in the account options. If there is a policy loan outstanding, then the Policy Value includes any amounts held in our loan reserve to secure the policy loan.

Policy Year	The 12-month period directly preceding a Policy Anniversary.

premium expense charge	The charge that is deducted from each premium payment before determining the net premium that will be allocated to the account options. .

premiums	All payments you make under the Policy other than loan repayments.

reallocation account	A portion of the Basic Interest Account where we hold the net premium(s) from the date of issue until the reallocation date.

reallocation date
The date we reallocate all Policy Value held in the reallocation account to the Basic Interest Account and /or subaccounts you selected on your application. We place your net premium in the reallocation account (or as mandated by state law) only if your state requires us to return the full premium in the event you exercise your free-look right. In those states we set the reallocation date to coincide with the free-look period that is applicable to your Policy plus a margin of five days for Policy delivery. In all other states, the reallocation date is the later of the Policy Date or the date of issue.

reinstate	To restore coverage after the Policy has lapsed, in accordance with the reinstatement provision.

rider	An attachment to the Base Policy that provides an additional benefit.

SEC	The United States Securities and Exchange Commission.

Separate Account
The Transamerica Life Insurance Company Separate Account VUL 3. It is a separate investment account that is divided into subaccounts. We established the Separate Account to receive and invest net premiums under the Policy and other variable life insurance policies we issue.

subaccount	One of the Policy’s account options, other than the Basic Interest Account. Each subaccount invests in the shares of a specified fund.

surrender charge	If, during the first 10 Policy Years (or during the 10-year period following an increase in face amount), you fully surrender the Policy, then we will deduct a surrender charge from your Policy Value.

termination	When the insured’s life is no longer insured under the Policy or any rider, and neither the Policy (nor any rider) is in force.

valuation date
Any date on which we are required by law to value the assets of the Separate Account or the subaccounts.  A valuation date ends when the New York Stock Exchange closes for the day (usually at 4PM Eastern Time). Please Note: Any day that Transamerica Life is open for business, but the New York Stock Exchange is not open for normal trading, is not considered a valuation date.

valuation period	The period commencing at the end of one valuation date and continuing to the end of the next succeeding valuation date.

we, us, our , the Company (Transamerica Life)	Transamerica Life Insurance Company

written request
The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete and in good order, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our mailing address.

You or your
The owner of the Policy.  The owner as of the date of issue is shown in the Policy Data.  Ownership may be transferred as provided in the Policy.  Following a transfer of ownership, you” and “your” will refer to the new owner.

Appendix A - 1- Surrender Charge Per Thousand of Face Amount Layer

(Based on the gender and class of risk of the insured)

			Male			Female
Age of the insured	Male Juvenile	Male Tobacco	Non- Tobacco	Female Juvenile	Female Tobacco	Non-Tobacco
0	11.63			11.18
1	11.68			11.23
2	11.76			11.30
3	11.86			11.39
4	11.97			11.48
5	12.08			11.56
6	12.21			11.66
7	12.34			11.77
8	12.48			11.87
9	12.63			12.00
10	12.79			12.11
11	12.95			12.23
12	13.11			12.37
13	13.28			12.50
14	13.47			12.65
15	13.65			12.80
16	13.84			12.95
17	14.04			13.11
18		15.56	13.98		14.44	13.12
19		15.82	14.16		14.69	13.30
20		16.10	14.37		14.94	13.47
21		16.39	14.57		15.20	13.67
22		16.70	14.79		15.49	13.87
23		17.01	15.03		15.78	14.08
24		17.34	15.27		16.09	14.31
25		17.69	15.54		16.42	14.54
26		18.05	15.82		16.76	14.78
27		18.37	16.05		17.06	14.99
28		18.76	16.35		17.43	15.25
29		19.19	16.68		17.81	15.55
30		19.57	16.95		18.16	15.79
31		20.04	17.30		18.60	16.11
32		20.56	17.69		19.07	16.45
33		21.09	18.10		19.56	16.80
34		21.61	18.48		20.01	17.11
35		22.23	18.94		20.55	17.48
36		22.81	19.37		21.06	17.83
37		23.49	19.87		21.66	18.27
38		24.16	20.37		22.22	18.66
39		24.94	20.96		22.89	19.15
40		25.99	21.70		23.78	19.74
41		26.88	22.38		24.54	20.29
42		27.75	23.02		25.30	20.82
43		28.74	23.77		26.17	21.43
44		29.71	24.49		27.01	22.01
45		30.80	25.33		27.99	22.71

46		31.94	26.20		29.01	23.44
47		33.15	27.15		30.10	24.21
48		34.43	28.13		31.25	25.03
49		35.79	29.18		32.46	25.89
50		37.24	30.30		33.73	26.80
51		38.80	31.51		35.05	27.75
52		40.46	32.80		36.45	28.76
53		42.23	34.16		37.91	29.83
54		44.09	35.63		39.44	30.95
55		46.05	37.16		41.05	32.14
56		48.10	38.80		42.73	33.39
57		50.26	40.54		44.50	34.70
58		52.54	42.39		46.35	36.09
59		54.98	44.36		48.31	37.56
60		57.00	46.49		50.38	39.11
61		57.00	48.75		52.55	40.76
62		57.00	51.18		54.86	42.51
63		57.00	53.74		57.00	44.39
64		57.00	56.46		57.00	46.38
65		57.00	57.00		57.00	48.50
66		57.00	57.00		57.00	50.78
67		57.00	57.00		57.00	53.21
68		57.00	57.00		57.00	55.81
69		57.00	57.00		57.00	57.00
70		57.00	57.00		57.00	57.00
71		57.00	57.00		57.00	57.00
72		57.00	57.00		57.00	57.00
73		57.00	57.00		57.00	57.00
74		57.00	57.00		57.00	57.00
75		57.00	57.00		57.00	57.00
76		57.00	57.00		57.00	57.00
77		57.00	57.00		57.00	57.00
78		57.00	57.00		57.00	57.00
79		57.00	57.00		57.00	57.00
80		57.00	57.00		57.00	57.00
81		57.00	57.00		57.00	57.00
82		56.73	57.00		57.00	57.00
83		56.55	57.00		57.00	57.00
84		56.35	56.74		57.00	57.00
85		56.14	56.54		57.00	57.00

Appendix A - 2 – Surrender Charge Factors

Surrender Charge Factors
End of Policy Year*	Factor for Issue Ages
	0 - 39	40 - 44	45 - 49	50 - 54	55 - 59	60 - 64	65 - 69	70 - 74	75 - 85
1	1.00	0.98	0.97	0.96	0.94	0.92	0.91	0.91	0.89
2	0.95	0.89	0.89	0.88	0.88	0.88	0.88	0.87	0.84
3	0.88	0.87	0.86	0.86	0.85	0.85	0.85	0.84	0.80
4	0.79	0.78	0.77	0.77	0.76	0.76	0.75	0.74	0.74
5	0.68	0.67	0.65	0.64	0.64	0.64	0.63	0.62	0.62
6	0.55	0.55	0.55	0.55	0.55	0.55	0.55	0.55	0.55
7	0.40	0.40	0.40	0.40	0.40	0.40	0.40	0.40	0.40
8	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25
9	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
10+	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

* The factor on any date other than a Policy anniversary or anniversary of an increase in face amount will be determined proportionately using the factor at the end of the year prior to surrender and the factor at the end of the year of surrender.

Appendix B – Illustrations

The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, Policy Value, and cash surrender value under a Policy issued to an insured of a given age, would change over time if the premiums indicated were paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 10%. The tables illustrate Policy Value that would result based on assumptions that you pay the premiums indicated, you do not change your face amount, and you do not take any cash withdrawals or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 10%, but fluctuated over and under those averages throughout the years shown.

The first of the illustrations that follows is based on a Policy for an insured who is a 35 year old male in the Non-Tobacco class of risk (the “representative insured”), annual premium paid on the first day of each Policy Year of $427.00, a $50,000 initial face amount and Level death benefit option. That illustration also assumes cost of insurance charges based on our current cost of insurance rates.

The second illustration that follows is based on the same factors as those reflected in the first illustration, except the cost of insurance charges are based on the guaranteed cost of insurance rates and expenses (based on the 2001Commissioners Standard Ordinary Mortality Table).

The amounts shown in the illustrations for the death benefits, Policy Values and cash surrender values take into account the amount and timing of all Policy, subaccount and fund fees assessed under the Policy. The current illustration uses the current charges for a Policy and the guaranteed illustration uses the guaranteed charges for a Policy. These charges are:

(1) the daily charge for assuming mortality and expense risks assessed against each subaccount. This charge is equivalent to an annual charge of 0.75% of the average net assets of the subaccounts during the first 10 Policy Years. We may reduce this charge to 0.60% for Policy Years 11 – 15, 0.30% for Policy Years 16 – 20 and 0.00% for Policy Years 21+ but we do not guarantee that we will do so. We guarantee that this charge will be no more than 0.90% annually for all Policy Years;

(2) estimated daily expenses equivalent to an effective arithmetic average annual expense level of 0.82% of the funds’ gross average daily net assets. The 0.82% gross average fund expense level assumes an equal allocation of amounts among the 51 subaccounts available to new investors. We used annualized actual audited expenses incurred during 2011 for the funds to calculate the gross average annual expense level;

(3) the premium expense charge (5% of all premium payments in the first 5 Policy Years and 2.5% of all premiums paid thereafter) and monthly deductions using the current monthly policy fee; and

(4) the surrender charge per $1,000 of the initial face amount or each increase in face amount applied to surrenders during the first 10 Policy Years or during the first 10 Policy Years from the date of any increase in face amount.

The hypothetical returns shown in the tables are provided only to illustrate the mechanics of a hypothetical policy and do not represent past or future investment rates of return. Tax charges that may be attributable to the Separate Account are not reflected because we are not currently making such charges. If tax charges are deducted in the future, the Separate Account would have to earn a sufficient amount in excess of 0%, 6% or 10% or cover any tax charges to produce after tax returns of 0%, 6% or 10%. Your actual rates of return for a particular policy  likely will be more or less than the hypothetical investment rates of return. The actual return on your Policy Value will depend on factors such as the amounts you allocate to particular funds, the amounts deducted for the policy’s monthly charges and other charges, the funds’ expense ratios, and your loan and withdrawal history, in addition to the actual investment experience of the funds.

We will furnish the owner, upon request, a personalized illustration reflecting the proposed insured’s age, gender, risk classification and desired policy features. Contact your registered representative or our administrative office. (See prospectus back cover – “Inquiries.”)

Transamerica Journey
Transamerica Life Insurance Company
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
HYPOTHETICAL ILLUSTRATIONS
MALE ISSUE AGE 35

Face Amount $50,000	Non-Tobacco Class
Annual Premium $427.00	Level Death Benefit Option

Using Current Cost of Insurance Rates
	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of:			POLICY VALUE Assuming Hypothetical Gross and Net Annual Investment Return of:
End of Policy Year	0% (Gross) -0.82% (Net)	6% (Gross) 5.18% (Net)	10% (Gross) 9.18% (Net)	0% (Gross) -0.82% (Net)	6% (Gross) 5.18% (Net)	10% (Gross) 9.18% (Net)
1	50,000	50,000	50,000	152	168	179
2	50,000	50,000	50,000	289	331	360
3	50,000	50,000	50,000	417	494	550
4	50,000	50,000	50,000	540	661	751
5	50,000	50,000	50,000	657	831	966
6	50,000	50,000	50,000	778	1,016	1,207
7	50,000	50,000	50,000	892	1,203	1,462
8	50,000	50,000	50,000	998	1,392	1,731
9	50,000	50,000	50,000	1,094	1,581	2,016
10	50,000	50,000	50,000	1,184	1,775	2,321
15	50,000	50,000	50,000	1,870	3,193	4,637
20	50,000	50,000	50,000	2,506	5,001	8,225
25	50,000	50,000	50,000	2,979	7,243	13,797
30 (Age 65)	50,000	50,000	50,000	2,836	9,563	22,062
35 (Age 70)	50,000	50,000	50,000	1,746	11,733	34,700
40 (Age 75)	*	50,000	58,760	*	13,405	54,916
45 (Age 80)	*	50,000	90,775	*	13,529	86,452
50 (Age 85)	*	50,000	141,081	*	8,989	134,363
55 (Age 90)	*	*	216,212	*	*	205,916
60 (Age 95)	*	*	318,257	*	*	315,106
65 (Age 100)	*	*	490,668	*	*	490,668
	CASH SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of:
End of Policy Year	0% (Gross) -0.82% (Net)		6% (Gross) 5.18% (Net)		10% (Gross) 9.18% (Net)
1	-		-		-
2	-		-		-
3	-		-		-
4	-		-		3
5	13		187		322
6	258		495		686
7	514		825		1,083
8	761		1,155		1,495
9	999		1,487		1,921
10	1,184		1,775		2,321
15	1,870		3,193		4,637
20	2,506		5,001		8,225
25	2,979		7,243		13,797
30 (Age 65)	2,836		9,563		22,062
35 (Age 70)	1,746		11,733		34,700
40 (Age 75)	*		13,405		54,916
45 (Age 80)	*		13,529		86,452
50 (Age 85)	*		8,989		134,363
55 (Age 90)	*		*		205,916
60 (Age 95)	*		*		315,106
65 (Age 100)	*		*		490,668
* In the absence of an additional payment, the policy would lapse.

Transamerica Journey
Transamerica Life Insurance Company
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
HYPOTHETICAL ILLUSTRATIONS
MALE ISSUE AGE 35

Face Amount $50,000	Non-Tobacco Class
Annual Premium $427.00	Level Death Benefit Option

Using Guaranteed Cost of Insurance Rates
	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of:			POLICY VALUE Assuming Hypothetical Gross and Net Annual Investment Return of:
End of Policy Year	0% (Gross) -0.82% (Net)	6% (Gross) 5.18% (Net)	10% (Gross) 9.18% (Net)	0% (Gross) -0.82% (Net)	6% (Gross) 5.18% (Net)	10% (Gross) 9.18% (Net)
1	50,000	50,000	50,000	115	131	141
2	50,000	50,000	50,000	217	254	280
3	50,000	50,000	50,000	310	377	425
4	50,000	50,000	50,000	397	499	576
5	50,000	50,000	50,000	478	623	736
6	50,000	50,000	50,000	553	747	904
7	50,000	50,000	50,000	621	871	1,080
8	50,000	50,000	50,000	681	993	1,264
9	50,000	50,000	50,000	732	1,112	1,455
10	50,000	50,000	50,000	772	1,226	1,652
15	50,000	50,000	50,000	1,130	2,082	3,148
20	50,000	50,000	50,000	1,162	2,817	5,053
25	50,000	50,000	50,000	533	3,014	7,200
30 (Age 65)	*	50,000	50,000	*	2,082	9,366
35 (Age 70)	*	*	50,000	*	*	10,937
40 (Age 75)	*	*	50,000	*	*	10,765
45 (Age 80)	*	*	50,000	*	*	5,134
50 (Age 85)	*	*	*	*	*	*
55 (Age 90)	*	*	*	*	*	*
60 (Age 95)	*	*	*	*	*	*
65 (Age 100)	*	*	*	*	*	*

	CASH SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of:
End of Policy Year	0% (Gross) -0.82% (Net)	6% (Gross) 5.18% (Net)	10% (Gross) 9.18% (Net)
1	-	-	-
2	-	-	-
3	-	-	-
4	-	-	-
5	-	-	92
6	32	226	383
7	242	492	702
8	444	756	1,027
9	637	1,017	1,360
10	772	1,226	1,652
15	1,130	2,082	3,148
20	1,162	2,817	5,053
25	533	3,014	7,200
30 (Age 65)	*	2,082	9,366
35 (Age 70)	*	*	10,937
40 (Age 75)	*	*	10,765
45 (Age 80)	*	*	5,134
50 (Age 85)	*	*	*
55 (Age 90)	*	*	*
60 (Age 95)	*	*	*
65 (Age 100)	*	*	*
* In the absence of an additional payment, the policy would lapse.

Prospectus Back Cover

Personalized Illustrations of Policy Benefits

In order to help you understand how your policy values could vary over time under different sets of assumptions, we will provide you upon request, with certain personalized hypothetical illustrations showing the death benefit, cash surrender value and Policy Value. These hypothetical illustrations will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the face amount band, death benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations are not a representation or guarantee of investment returns or Policy Value. We currently do not charge for these illustrations but we reserve the right to charge up to $25 if we provide more than one illustration in a Policy Year.

Inquiries

To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference.

For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your registered representative, or send your request to our mailing address at:

Transamerica Life Insurance Company
4333 Edgewood Rd NE
Cedar Rapids Iowa 52499

Telephone: 1-800-851-9777
Facsimile: 1-727-299-1620 (1-727-299-1648 for subaccount transfers only)
(Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern Time)
www.transamerica.com

More information about the Registrant (including the SAI) may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-551-8090. You may also obtain copies of reports and other information about the Registrant on the SEC’s website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. The Registrant’s file numbers are listed below.

TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Industry Regulatory Authority (“FINRA”) describing its Public Disclosure Program.

SEC File No. 333-                 /811-09715

___/2012

PART B

INFORMATION REQUIRED IN A
STATEMENT OF ADDITIONAL INFORMATION

_______________, 2012

STATEMENT OF ADDITIONAL INFORMATION

TRANSAMERICA JOURNEY
issued through
Transamerica Life Insurance Company Separate Account VUL-3
by
Transamerica Life Insurance Company
Administrative Office:
               570 Carillon Parkway
                St. Petersburg, Florida 33716
1-800-851-9777
http://www.transamerica.com
  In Force Policy Website: www.mytransamerica.com

This Statement of Additional Information (“SAI”) expands upon subjects discussed in the current prospectus for the TRANSAMERICA JOURNEY flexible premium variable life insurance policy offered by Transamerica Life Insurance Company. You may obtain a copy of the prospectus dated September 21, 2012 by calling our administrative office at 1-800-851-9777 (Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern time), or by writing to our administrative office, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.  The prospectus sets forth information that a prospective investor should know before investing in a Policy.  Terms used in this SAI have the same meanings as in the prospectus for the Policy.

This SAI is not a prospectus and should be read only in conjunction with the prospectuses for the Policy and the Transamerica Series Trust – Initial Class, the Fidelity Variable Insurance Products Funds– Service Class 2, the American Funds Insurance Series, the Alliance Bernstein Series Fund, Inc., and the Franklin Templeton Variable Insurance Products Trust.

[add form number]

In order to supplement the description in the prospectus, the following provides additional information about Transamerica Life Insurance Company (“Transamerica Life”) and the Policy, which may be of interest to a prospective purchaser.

The Policy – General Provisions

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.

Changing the Owner	•	Change the owner by providing written notice, in good order, to us at our mailing address at any time while the insured is alive and the Policy is in force.
	•	Change is effective as of the date that the written notice is accepted by us in good order, at our mailing address.
	•	Changing the owner does not automatically change the beneficiary.
	•	Changing the owner may have tax consequences. You should consult a tax advisor before changing the owner.
	•	We are not liable for payments we made before we received the written notice at our mailing address.

Choosing the Beneficiary	•	The owner designates the beneficiary (the person to receive the death benefit when the insured dies) in the application.
	•	If the owner designates more than one beneficiary, then each beneficiary shares equally in any death benefit unless the beneficiary designation states otherwise.
	•	If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.
	•	If both the beneficiary and contingent beneficiary die before the insured, then the death benefit will be paid to the owner or the owner's estate upon the insured's death.

Changing the Beneficiary	•	The owner changes the beneficiary by providing written notice to us, in good order, at our mailing address.
	•	Change is effective as of the date the owner signs the written notice.
	•	We are not liable for any payments we made before we received the written notice at our mailing address.

Assigning the Policy	•	The owner may assign Policy rights while the insured is alive.
	•	The owner retains any ownership rights that are not assigned.
	•	Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.
	•	Claims under any assignment are subject to proof of interest and the extent of the assignment.
	•	We are not:
> bound by any assignment unless we receive a written notice of the assignment at our mailing address;
> responsible for the validity of any assignment;
> liable for any payment we made before we received written notice of the assignment at our mailing address; or
> bound by any assignment which results in adverse tax consequences to the owner, insured(s) or beneficiary(ies).
	•	Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

Selecting the tax test	•
The owner may elect either the guideline premium test or the cash value accumulation test.  Your election may affect the amount of the death benefit payable under your Policy, the amount of premiums you may pay, and the amount of your monthly deduction.

Our Right to Contest the Policy

In issuing the Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy for two years from the Policy date.  For any portion of the face amount that is issued as a result of a conversion, the contestability period is measured from the later of the policy date of the policy that was converted or the latest effective date of reinstatement of the converted policy.

A new two year contestability period shall apply to each increase in face amount that requires evidence of insurability beginning on the effective date of each increase and will apply only to statements made in the application for the increase.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy or requested increase that requires evidence of insurability, has been in force during the insured's lifetime for two years from the Policy date, or if reinstated, for two years from the date of reinstatement.

Suicide Exclusion

If the insured commits suicide, while sane or insane, within two years of the Policy date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any loan balance amount, and less any cash withdrawals. We will pay this amount to the beneficiary in one sum.  For any portion of the face amount that is issued as a result of a conversion, the suicide period is measured from the later of the Policy date of the Policy that was converted or the latest effective date of reinstatement of the converted policy.

If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in face amount that requires evidence of insurability, our liability with respect to such increase will be limited to its cost of insurance charges and any monthly expense charges.

Misstatement of Age or Gender

If the age or gender of the insured was stated incorrectly in the application or any supplemental application, then the death benefit will be adjusted based on what the cost of insurance charge and monthly expense charge for the most recent monthly deduction would have purchased based on the insured's correct age and gender.

Modifying the Policy

Only our President or Secretary may modify the Policy or waive any of our rights or requirements under the Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in the Policy.

If we modify the Policy, we will provide you notice and we will make appropriate endorsements to the Policy.

Mixed and Shared Funding

 Shares of the portfolios are sold to other separate accounts that we (or our affiliates) establish to support other variable annuity contracts and variable life insurance policies we (or our affiliates) issue.  Shares of some portfolios are also sold to separate accounts of unaffiliated life insurance companies.  It is possible in the future that you may be disadvantaged when the separate account invests in a portfolio that also (1) invests in separate accounts of unaffiliated life insurance companies, and (2) invests in separate accounts (including those of our affiliates) funding variable annuity contracts.

Neither we nor the funds currently foresee that you would be disadvantaged in this manner.  Each fund’s board of directors/trustees monitors its fund to identify any material conflicts that may arise between the interests of owners of variable annuity contracts and those of owners of variable life insurance policies, as well as between the interests of owners of contracts issued by different unaffiliated life insurance companies (“material conflicts”).  Such boards of directors/trustees are obligated to determine what action, if any, must be taken to resolve any material conflicts that arise.  Such action could include requiring the separate account, or separate accounts of affiliated or unaffiliated insurance companies, to withdraw their investments in a portfolio and such withdrawals could have adverse consequences to owners.  In addition, we have entered into an agreement with each fund on behalf of the separate account governing the separate account’s investment in that fund’s portfolios (the “participation agreement”).  The participation agreement contains provisions designed to protect owners in the event of material conflicts.

Material conflicts affecting owners could result in a number of situations including: (1) differences in state insurance law applicable to different life insurance companies whose separate accounts are invested in a portfolio; (2) changes in tax law or regulations that result in changes to a portfolio that have a disparate effect on different life insurance companies whose separate accounts are invested in the portfolio, or on different types of variable contracts invested in the portfolio; (3) actions or omissions by a fund that operate to the advantage of one group of variable contract owners at the expense of another group or groups; (4) changes to a portfolio approved at a shareholders’ meeting as a result of voting by one group of variable contract owners to the disadvantage of another group or groups;  and (5) disparate provisions in the participation agreements of different unaffiliated insurance companies or the pursuit of remedies under such an agreement by one insurance company to the detriment of one or more other insurance companies.

Notwithstanding our reasonable efforts and those of the funds, there is the risk that actions or omissions of the fund in response to material conflicts may disadvantage our policyowners.  If we believe that a fund’s response to any of these events or conflicts is insufficient to protect our policyowners, we will undertake appropriate actions on our own, which may include withdrawing the separate account’s investments in the fund.

If a fund's Board of Directors/Trustees were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Transamerica Life will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

Addition, Deletion, or Substitution of Portfolios

We do not guarantee that each portfolio will always be available for investment through the Policy.  We reserve the right, subject to compliance with applicable law, to add new portfolios, close existing portfolios, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio.  New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers.  We will only add, delete or substitute shares of another portfolio of a fund (or of another open-end, registered investment company) if the shares of a portfolio are no longer available for investment, or if in our judgment further investment in any portfolio would become inappropriate in view of the purposes of the separate account.  We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law.  We may also decide to purchase securities from other portfolios for the separate account.  We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in a new portfolio of a fund, or in shares of another investment company, with specified investment objectives.  We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant.  We will make any new subaccounts available to existing owners on a basis we determine.  We may also eliminate one or more subaccounts for the same reasons as stated above.

In the event of any such substitution or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change.  If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or subaccounts.

Death Benefit

To qualify as “life insurance” under the federal tax laws, the Policy must provide a minimum death benefit.  The minimum death benefit will be determined as of the date of death of the insured.  Under current federal tax law, either the “guideline premium” test or the “cash value accumulation” test may be used to determine whether the Policy qualifies as “life insurance” under the Internal Revenue Code.

The “guideline premium” test limits the dollar amount of payments you may make under a Policy. There are no legal limits on the amount of premium payments under the “cash value accumulation” test, although we may apply our own limits.  The factors used to determine the minimum death benefit applicable to a given policy value are different under the two tests.

You must elect one of the tax tests at the time of application for the Policy.  You may not change tests.  You should consult a qualified tax advisor in choosing between the “guideline premium” and the “cash value accumulation” tests and in choosing a death benefit option.

The minimum death benefit is computed by multiplying the policy value as of the date of the insured’s death by a limitation percentage for the insured’s age.  Under the cash value accumulation test, the policy value in this calculation is reduced by any applicable net single premium for riders that are qualified additional benefits before multiplying by the limitation percentage.  The minimum death benefit factors will be adjusted to conform to any changes in federal tax laws.

Additional Information

Additional Information about Transamerica Life and the Separate Account

Transamerica Life is an Iowa stock life insurance company and was purchased from NN Corporation, Milwaukee, Wisconsin on January 1, 1975.  Transamerica redomiciled in Iowa on June 30, 1976, and was initially named NN Investors Life Insurance Company, Inc.  NN Investors Life Insurance Company, Inc. changed its name to PFL Life Insurance Company effective January 1, 1991. PFL Life Insurance Company then changed its name to Transamerica Life Insurance Company effective March 1, 2001.  Transamerica is principally engaged in the sale of life insurance and annuity policies.

Transamerica Corporation, a subsidiary of AEGON N.V., indirectly owns Transamerica Life Insurance Company. Transamerica Corporation owns, directly and indirectly, various financial services companies, and AEGON, N.V. is one of the world’s largest financial services and insurance groups

Transamerica Life Insurance Company Separate Account VUL 3, formerly known as Transamerica Occidental Life Separate Account VUL 3, was established as a separate account under the laws of the State of California, pursuant to resolutions adopted by the Board of Directors of Transamerica Occidental Life Insurance Company on June 11, 1996.  On October 2, 2008, in connection with the merger of Transamerica Occidental Life Insurance Company with and into Transamerica Life Insurance Company, Transamerica Occidental Life Separate Account VUL 3 changed its name to Separate Account VUL 3.

The separate account is registered with the Securities Exchange Commission, or SEC, under the Investment Company Act of 1940, or 1940 Act, as a unit investment trust. It meets the definition of an investment company under the federal securities laws. However, the SEC does not supervise the management of the investment practices or policies of the separate account.

The separate account has sub-accounts available for investment, each of which invests solely in a specific corresponding mutual fund portfolio. Since all of the portfolios are available to certain other registered separate accounts offering variable annuity and variable life insurance products of Transamerica and of other insurance companies, there is a possibility of a material conflict. If such a conflict arises between the interests of Separate Account VUL 3 and one or more other separate accounts investing in the portfolios, the affected insurance companies will take steps to resolve the matter. These steps may include stopping their separate accounts from investing in the portfolios. See the portfolios’ prospectuses for greater detail on this subject.

Legal Matters

 Sutherland Asbill & Brennan LLP, of Washington DC has provided legal advice to Transamerica Life regarding certain matters under the federal securities laws that relate to the Policy.  Arthur D. Woods, Vice President and Counsel of Transamerica Life, has provided legal advice on certain matters in connection with the issuance and operation of the Policy.

Variations in Policy Provisions

Certain provisions of the Policy may vary from the descriptions in the prospectus, depending on when and where the Policy was issued, in order to comply with different state laws. These variations may include differences in charges, or Policy features may be unavailable, or known by a different name. Please refer to your Policy; any variations will be included in your Policy or in riders or endorsements attached to your Policy.

Personalized Illustrations of Policy Benefits

In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the face amount, death benefit option, premium payment amounts, and rates of return (within limits) that you request.

The illustrations are not a representation or guarantee of investment returns or policy value. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

Sale of the Policies

We currently offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

Our affiliate, TCI serves as principal underwriter for the Policies.  TCI’s home office is located at 4600 S. Syracuse Street, Suite 1100, Denver, Colorado 80237.  TCI is an affiliate of Transamerica Life and, like Transamerica Life, is an indirect, wholly owned subsidiary of AEGON USA.  TCI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (“FINRA”).  TCI is not a member of the Securities Investor Protection Corporation.

The Policies are offered to the public through sales representatives of broker-dealers ("selling firms") that have entered into selling agreements with us and with TCI.  Sales representatives are appointed as our insurance agents.

During fiscal years 2011, 2010 and 2009, the amounts paid to TCI in connection with all Policies sold through the separate account were $7,243.68, $3,713.65 and $4,617.55, respectively. TCI passes through to selling firms commissions it receives to selling firms for their sales, and does not retain any portion of any commissions. Our parent company provides paid-in capital to TCI and pays for TCI's operating and other expenses, including overhead, legal and accounting fees.

We and/or TCI or TFA may pay certain selling firms additional cash amounts for:  (1) “preferred product” treatment of the Policies in their marketing programs, which may include marketing services and increased access to their sales representatives; (2) sales promotions relating to the Policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other expenses incurred by them.  These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

Reports to Owners

At least once each year, or more often as required by law, we will mail to policyowners at their last known address a report showing the following information as of the end of the report period:

>	the current policy value	>	any activity since the last report
>	the current cash surrender value	>	projected values
>	the current death benefit	>	investment experience of each subaccount
>	loan balances	>	any other information required by law

You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request including: changes in face amount, changes in death benefit option, transfers, partial withdrawals, increases in loan amount, loan interest payments, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.

Records

We will maintain all records relating to the separate account and the fixed account.

Independent Registered Public Accounting Firm

The financial statements of the separate account at December 31, 2011, and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Transamerica Life at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, independent registered public accounting firm, as set forth in the firms respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Experts

Actuarial matters included in this SAI have been examined by Lorne Schinbein, Managing Actuary of Transamerica Life, as stated in the opinion filed as an exhibit to the registration statement.

Underwriters

Underwriting Standards

The Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. Montana prohibits our use of actuarial tables that distinguish between males and females to determine premiums and policy benefits for policies issued on the lives of its residents. Therefore, we will base the premiums and benefits in Policies that we issue in Montana, to insure residents of that state, on actuarial tables that do not differentiate on the basis of gender.

Your cost of insurance charge is based on a number of factors, including, but not limited to, the insured's gender, age of insured on the Policy date, age of insured at the time of any increase in face amount, face amount band, length of time from the Policy date or from the date of any requested increase in face amount, and underwriting class.  We currently place insureds into the following underwriting classes:

•	preferred elite;
•	preferred plus;
•	preferred;
•	non-tobacco;
•	preferred tobacco;
•	tobacco; and
•	juvenile – under 18.

The preferred classes of risks are not available for Policies issued with a face amount at a level for which our underwriting requirements do not require a blood test.  We also place insureds in various sub-standard underwriting classes, which involve a higher mortality risk and higher charges. We generally charge higher rates for insureds who use tobacco.

Performance Data

Other Performance Data in Advertising Sales Literature

We may compare each subaccount's performance to the performance of:
•	other variable life issuers in general;
•
variable life insurance policies which invest in mutual funds with similar investment objectives and policies, as reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar"); and other services, companies, individuals, or industry or financial publications (e.g., Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's Personal Finance, and Fortune);

>
Lipper and Morningstar rank variable annuity contracts and variable life policies. Their performance analysis ranks such policies and contracts on the basis of total return, and assumes reinvestment of distributions; but it does not show sales charges, redemption fees or certain expense deductions at the separate account level.

•	the Standard & Poor's Index of 500 Common Stocks, or other widely recognized indices;
	>	unmanaged indices may assume the reinvestment of dividends, but usually do not reflect deductions for the expenses of operating or managing an investment portfolio; or
•	other types of investments, such as:
	>	certificates of deposit;
	>	savings accounts and U.S. Treasuries;
	>	certain interest rate and inflation indices (e.g., the Consumer Price Index); or
>
indices measuring the performance of a defined group of securities recognized by investors as representing a particular segment of the securities markets (e.g., Donoghue Money Market Institutional Average, Lehman Brothers Corporate Bond Index, or Lehman Brothers Government Bond Index).

Transamerica Life's Published Ratings

We may publish in advertisements, sales literature, or reports we send to you the ratings and other information that an independent ratings organization assigns to us. These organizations include: A.M. Best Company, Moody's Investors Service, Inc., Standard & Poor's Insurance Rating Services, and Fitch Ratings. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the funds or their portfolios, or to their performance.

Financial Statements

Transamerica Life's statutory-basis financial statements and schedules, which include the Report of Independent Registered Public Accounting Firm, appear on the following pages. These statutory-basis financial statements and schedules should be distinguished from the separate account's financial statements, and you should consider these statutory-basis financial statements and schedules only as bearing upon Transamerica Life's ability to meet its obligations under the Policies. You should not consider our statutory-basis financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

Transamerica Life's statutory-basis financial statements and schedules at December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, have been prepared on the basis of statutory accounting principles rather than U.S. generally accepted accounting principles.

The separate account’s financial statements for the period ended December 31, 2011, which include the Report of Independent Registered Public Accounting Firm, also appear on the following pages.

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2767
Tel: 515 243 2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Contract Owners
of the Separate Account VUL-3
Transamerica Life Insurance Company

We have audited the accompanying statements of assets and liabilities of each of the subaccounts constituting the Transamerica Life Insurance Company Separate Account VUL-3 (the Separate Account) (comprised of the Transamerica JPMorgan Core Bond VP, Transamerica Asset Allocation – Conservative VP, Transamerica Asset Allocation – Growth VP, Transamerica Asset Allocation – Moderate Growth VP, Transamerica Asset Allocation – Moderate VP, Transamerica MFS International Equity VP, Transamerica Clarion Global Real Estate Securities VP, Transamerica JPMorgan Tactical Allocation VP, Transamerica International Moderate Growth VP, Transamerica JPMorgan Mid Cap Value VP, Transamerica JPMorgan Enhanced Index VP, Transamerica BlackRock Large Cap Value VP, Transamerica PIMCO Total Return VP, Transamerica Morgan Stanley Capital Growth VP, Transamerica T. Rowe Price Small Cap VP, Transamerica Third Avenue Value VP, Transamerica Multi-Managed Balanced VP,  Transamerica AllianceBernstein Dynamic Allocation VP, Transamerica WMC Diversified Growth VP, Transamerica AEGON Money Market VP, Transamerica AEGON U.S. Government Securities VP, Transamerica Morgan Stanley Mid Cap Growth VP, Transamerica Multi Managed Large Cap Core VP, Transamerica Jennison Growth VP, Fidelity VIP Contrafund®, Fidelity VIP Equity – Income, and Fidelity VIP Growth Opportunities subaccounts) at December 31, 2011, and the related statements of operations and changes in net assets, for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial

1204-1350142-64                                                                                                                               A member firm of Ernst & Young Global Limited

statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2011, by correspondence with the mutual funds’ transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the Transamerica Life Insurance Company Separate Account VUL-3 at December 31, 2011, and the results of their operations and changes in net assets, for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

EY
Des Moines, Iowa
April 27, 2012

1204-1350142-64

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Assets and Liabilities
December 31, 2011

	Transamerica JPMorgan Core Bond VP	Transamerica Asset Allocation - Conservative VP	Transamerica Asset Allocation - Growth VP	Transamerica Asset Allocation - Moderate Growth VP
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	388.012	-	0.028	825.432
Cost	$ 4,693	$ -	$ 1	$ 8,205

Investments in mutual funds,
Level 1 quoted prices
at net asset value	$ 5,036	$ -	$ -	$ 8,370
Receivable for units sold	1	-	-	-
Total assets	5,037	-	-	8,370

Liabilities
Payable for units redeemed	-	-	-	-
	$ 5,037	$ -	$ -	$ 8,370

Net Assets:
Deferred annuity contracts
terminable by owners	$ 5,037	$ -	$ -	$ 8,370
Total net assets	$ 5,037	$ -	$ -	$ 8,370

Accumulation units outstanding:
M&E - 0.90%	259	-	-	578

Accumulation unit value:
M&E - 0.90%	$ 19.434610	$ 15.193280	$ 13.330327	$ 14.483248

See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Assets and Liabilities
December 31, 2011

	Transamerica Asset Allocation - Moderate VP	Transamerica MFS International Equity VP	Transamerica Clarion Global Real Estate Securities VP	Transamerica JPMorgan Tactical Allocation VP
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	-	10,906.539	2,608.076	2,721.703
Cost	$ -	$ 73,438	$ 31,345	$ 33,136

Investments in mutual funds,
Level 1 quoted prices
at net asset value	$ -	$ 67,839	$ 25,716	$ 32,361
Receivable for units sold	-	-	-	-
Total assets	-	67,839	25,716	32,361

Liabilities
Payable for units redeemed	-	1	1	-
	$ -	$ 67,838	$ 25,715	$ 32,361

Net Assets:
Deferred annuity contracts
terminable by owners	$ -	$ 67,838	$ 25,715	$ 32,361
Total net assets	$ -	$ 67,838	$ 25,715	$ 32,361

Accumulation units outstanding:
M&E - 0.90%	-	7,597	928	1,592

Accumulation unit value:
M&E - 0.90%	$ 15.095951	$ 8.929164	$ 27.708173	$ 20.323441

See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Assets and Liabilities
December 31, 2011

	Transamerica International Moderate Growth VP	Transamerica JPMorgan Mid Cap Value VP	Transamerica JPMorgan Enhanced Index VP	Transamerica BlackRock Large Cap Value VP
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	-	2,166.161	-	2,163.226
Cost	$ -	$ 28,104	$ -	$ 27,568

Investments in mutual funds,
Level 1 quoted prices
at net asset value	$ -	$ 29,351	$ -	$ 29,744
Receivable for units sold	-	-	-	-
Total assets	-	29,351	-	29,744

Liabilities
Payable for units redeemed	-	-	-	-
	$ -	$ 29,351	$ -	$ 29,744

Net Assets:
Deferred annuity contracts
terminable by owners	$ -	$ 29,351	$ -	$ 29,744
Total net assets	$ -	$ 29,351	$ -	$ 29,744

Accumulation units outstanding:
M&E - 0.90%	-	1,769	-	1,910

Accumulation unit value:
M&E - 0.90%	$ 9.136188	$ 16.594458	$ 12.589279	$ 15.573199

See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Assets and Liabilities
December 31, 2011

	Transamerica PIMCO Total Return VP	Transamerica Morgan Stanley Capital Growth VP	Transamerica T. Rowe Price Small Cap VP	Transamerica Third Avenue Value VP
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	-	6,078.223	1,434.486	1,372.247
Cost	$ -	$ 68,570	$ 9,711	$ 13,893

Investments in mutual funds,
Level 1 quoted prices
at net asset value	$ -	$ 67,043	$ 13,785	$ 13,311
Receivable for units sold	-	-	-	-
Total assets	-	67,043	13,785	13,311

Liabilities
Payable for units redeemed	-	-	-	-
	$ -	$ 67,043	$ 13,785	$ 13,311

Net Assets:
Deferred annuity contracts
terminable by owners	$ -	$ 67,043	$ 13,785	$ 13,311
Total net assets	$ -	$ 67,043	$ 13,785	$ 13,311

Accumulation units outstanding:
M&E - 0.90%	-	5,103	1,118	761

Accumulation unit value:
M&E - 0.90%	$ 15.935738	$ 13.138037	$ 12.335277	$ 17.500871

See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Assets and Liabilities
December 31, 2011

	Transamerica Multi-Managed Balanced VP	Transamerica AllianceBernstein Dynamic Allocation VP	Transamerica WMC Diversified Growth VP	Transamerica AEGON Money Market VP
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	8,649.222	-	17,440.059	109,350.730
Cost	$ 96,644	$ -	$ 402,543	$ 109,351

Investments in mutual funds,
Level 1 quoted prices
at net asset value	$ 111,315	$ -	$ 375,484	$ 109,351
Receivable for units sold	1	-	-	22
Total assets	111,316	-	375,484	109,373

Liabilities
Payable for units redeemed	-	-	-	-
	$ 111,316	$ -	$ 375,484	$ 109,373

Net Assets:
Deferred annuity contracts
terminable by owners	$ 111,316	$ -	$ 375,484	$ 109,373
Total net assets	$ 111,316	$ -	$ 375,484	$ 109,373

Accumulation units outstanding:
M&E - 0.90%	6,848	-	43,274	9,350

Accumulation unit value:
M&E - 0.90%	$ 16.256034	$ 15.076699	$ 8.676939	$ 11.697281

See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Assets and Liabilities
December 31, 2011

	Transamerica AEGON U.S. Government Securities VP	Transamerica Morgan Stanley Mid Cap Growth VP	Transamerica Multi Managed Large Cap Core VP	Transamerica Jennison Growth VP
	Subaccount	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	-	4,253.439	-	5,938.085
Cost	$ -	$ 96,665	$ -	$ 44,043

Investments in mutual funds,
Level 1 quoted prices
at net asset value	$ -	$ 115,396	$ -	$ 46,555
Receivable for units sold	-	1	-	-
Total assets	-	115,397	-	46,555

Liabilities
Payable for units redeemed	-	-	-	-
	$ -	$ 115,397	$ -	$ 46,555

Net Assets:
Deferred annuity contracts
terminable by owners	$ -	$ 115,397	$ -	$ 46,555
Total net assets	$ -	$ 115,397	$ -	$ 46,555

Accumulation units outstanding:
M&E - 0.90%	-	16,774	-	4,387

Accumulation unit value:
M&E - 0.90%	$ 14.523443	$ 6.879315	$ 15.091665	$ 10.612051

See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Assets and Liabilities
December 31, 2011

	Fidelity VIP Contrafund®	Fidelity VIP Equity-Income	Fidelity VIP Growth Opportunities
	Subaccount	Subaccount	Subaccount
Assets
Investment in securities:
Number of shares	1,791.738	338.560	1,231.336
Cost	$ 46,922	$ 5,536	$ 19,576

Investments in mutual funds,
Level 1 quoted prices
at net asset value	$ 40,565	$ 6,233	$ 22,324
Receivable for units sold	-	-	1
Total assets	40,565	6,233	22,325

Liabilities
Payable for units redeemed	1	-	-
	$ 40,564	$ 6,233	$ 22,325

Net Assets:
Deferred annuity contracts
terminable by owners	$ 40,564	$ 6,233	$ 22,325
Total net assets	$ 40,564	$ 6,233	$ 22,325

Accumulation units outstanding:
M&E - 0.90%	3,035	500	2,708

Accumulation unit value:
M&E - 0.90%	$ 13.364737	$ 12.459286	$ 8.243583

See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Operations and Changes in Net Assets
Years Ended December 31, 2010 and 2011, Except as Noted

	Transamerica JPMorgan Core Bond VP	Transamerica Asset Allocation - Conservative VP	Transamerica Asset Allocation - Growth VP	Transamerica Asset Allocation - Moderate Growth VP
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2010	$ 5,285	$ -	$ 4,927	$ -
Investment Income:
Dividends	273	-	99	-
Investment Expenses:
Mortality and expense risk and other charges	44	-	50	-
Net investment income (loss)	229	-	49	-
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	-	-	-	-
Realized gain (loss) on investments	135	-	1,148	-
Net realized capital gains (losses) on investments	135	-	1,148	-
Net change in unrealized appreciation/depreciation	(16)	-	459	-
Net Gain (Loss) on Investment	119	-	1,607	-

Increase (decrease) in net assets from operations	348	-	1,656	-
Increase (decrease) in net assets from contract transactions	(1,075)	-	1,864	-
Total increase (decrease) in net assets	(727)	-	3,520	-

Net Assets as of December 31, 2010	$ 4,558	$ -	$ 8,447	$ -
Investment Income:
Dividends	207	-	-	-
Investment Expenses:
Mortality and expense risk and other charges	43	-	36	3
Net investment income (loss)	164	-	(36)	(3)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	6	-	-	-
Realized gain (loss) on investments	25	-	796	9
Net realized capital gains (losses) on investments	31	-	796	9
Net change in unrealized appreciation/depreciation	110	-	(1,266)	165
Net Gain (Loss) on Investment	141	-	(470)	174

Increase (decrease) in net assets from operations	305	-	(506)	171
Increase (decrease) in net assets from contract transactions	174	-	(7,941)	8,199
Total increase (decrease) in net assets	479	-	(8,447)	8,370
Net Assets as of December 31, 2011	$ 5,037	$ -	$ -	$ 8,370
See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Operations and Changes in Net Assets
Years Ended December 31, 2010 and 2011, Except as Noted

	Transamerica Asset Allocation - Moderate VP	Transamerica MFS International Equity VP	Transamerica Clarion Global Real Estate Securities VP	Transamerica JPMorgan Tactical Allocation VP
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2010	$ -	$ 86,121	$ 25,900	$ 218,312
Investment Income:
Dividends	-	1,119	1,632	2,688
Investment Expenses:
Mortality and expense risk and other charges	-	730	232	724
Net investment income (loss)	-	389	1,400	1,964
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	-	-	-	-
Realized gain (loss) on investments	-	(4,830)	(2,968)	(50,130)
Net realized capital gains (losses) on investments	-	(4,830)	(2,968)	(50,130)
Net change in unrealized appreciation/depreciation	-	12,131	5,165	49,445
Net Gain (Loss) on Investment	-	7,301	2,197	(685)
Increase (decrease) in net assets from operations	-	7,690	3,597	1,279
Increase (decrease) in net assets from contract transactions	-	(5,249)	(1,220)	(185,293)
Total increase (decrease) in net assets	-	2,441	2,377	(184,014)
Net Assets as of December 31, 2010	$ -	$ 88,562	$ 28,277	$ 34,298

Investment Income:
Dividends	-	948	1,972	666
Investment Expenses:
Mortality and expense risk and other charges	-	722	249	308
Net investment income (loss)	-	226	1,723	358
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	-	-	-	-
Realized gain (loss) on investments	-	(3,701)	(2,712)	(298)
Net realized capital gains (losses) on investments	-	(3,701)	(2,712)	(298)
Net change in unrealized appreciation/depreciation	-	(4,325)	(841)	839
Net Gain (Loss) on Investment	-	(8,026)	(3,553)	541
Increase (decrease) in net assets from operations	-	(7,800)	(1,830)	899
Increase (decrease) in net assets from contract transactions	-	(12,924)	(732)	(2,836)
Total increase (decrease) in net assets	-	(20,724)	(2,562)	(1,937)
Net Assets as of December 31, 2011	$ -	$ 67,838	$ 25,715	$ 32,361
See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Operations and Changes in Net Assets
Years Ended December 31, 2010 and 2011, Except as Noted

	Transamerica International Moderate Growth VP	Transamerica JPMorgan Mid Cap Value VP	Transamerica JPMorgan Enhanced Index VP	Transamerica BlackRock Large Cap Value VP
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2010	$ -	$ 34,434	$ -	$ 22,506
Investment Income:
Dividends	-	658	-	259
Investment Expenses:
Mortality and expense risk and other charges	-	320	-	285
Net investment income (loss)	-	338	-	(26)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	-	-	-	-
Realized gain (loss) on investments	-	(110)	-	(997)
Net realized capital gains (losses) on investments	-	(110)	-	(997)
Net change in unrealized appreciation/depreciation	-	6,958	-	3,581
Net Gain (Loss) on Investment	-	6,848	-	2,584
Increase (decrease) in net assets from operations	-	7,186	-	2,558
Increase (decrease) in net assets from contract transactions	-	(2,575)	-	14,506
Total increase (decrease) in net assets	-	4,611	-	17,064
Net Assets as of December 31, 2010	$ -	$ 39,045	$ -	$ 39,570

Investment Income:
Dividends	-	410	-	531
Investment Expenses:
Mortality and expense risk and other charges	-	312	-	316
Net investment income (loss)	-	98	-	215
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	-	-	-	-
Realized gain (loss) on investments	-	633	-	(5,265)
Net realized capital gains (losses) on investments	-	633	-	(5,265)
Net change in unrealized appreciation/depreciation	-	(557)	-	6,234
Net Gain (Loss) on Investment	-	76	-	969
Increase (decrease) in net assets from operations	-	174	-	1,184
Increase (decrease) in net assets from contract transactions	-	(9,868)	-	(11,010)
Total increase (decrease) in net assets	-	(9,694)	-	(9,826)
Net Assets as of December 31, 2011	$ -	$ 29,351	$ -	$ 29,744
See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Operations and Changes in Net Assets
Years Ended December 31, 2010 and 2011, Except as Noted

	Transamerica PIMCO Total Return VP	Transamerica Morgan Stanley Capital Growth VP	Transamerica T. Rowe Price Small Cap VP	Transamerica Third Avenue Value VP
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2010	$ 6,342	$ 69,844	$ 16,047	$ 42,756
Investment Income:
Dividends	-	557	-	1,242
Investment Expenses:
Mortality and expense risk and other charges	31	614	171	348
Net investment income (loss)	(31)	(57)	(171)	894
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	-	-	-	-
Realized gain (loss) on investments	832	(5,568)	(343)	(18,081)
Net realized capital gains (losses) on investments	832	(5,568)	(343)	(18,081)
Net change in unrealized appreciation/depreciation	(456)	21,166	6,381	21,798
Net Gain (Loss) on Investment	376	15,598	6,038	3,717
Increase (decrease) in net assets from operations	345	15,541	5,867	4,611
Increase (decrease) in net assets from contract transactions	(6,687)	(9,905)	1,985	(21,976)
Total increase (decrease) in net assets	(6,342)	5,636	7,852	(17,365)
Net Assets as of December 31, 2010	$ -	$ 75,480	$ 23,899	$ 25,391

Investment Income:
Dividends	-	-	-	761
Investment Expenses:
Mortality and expense risk and other charges	-	662	166	176
Net investment income (loss)	-	(662)	(166)	585
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	-	-	-	-
Realized gain (loss) on investments	-	(583)	(320)	(601)
Net realized capital gains (losses) on investments	-	(583)	(320)	(601)
Net change in unrealized appreciation/depreciation	-	(3,345)	1,133	(2,432)
Net Gain (Loss) on Investment	-	(3,928)	813	(3,033)
Increase (decrease) in net assets from operations	-	(4,590)	647	(2,448)
Increase (decrease) in net assets from contract transactions	-	(3,847)	(10,761)	(9,632)
Total increase (decrease) in net assets	-	(8,437)	(10,114)	(12,080)
Net Assets as of December 31, 2011	$ -	$ 67,043	$ 13,785	$ 13,311
See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Operations and Changes in Net Assets
Years Ended December 31, 2010 and 2011, Except as Noted

	Transamerica Multi-Managed Balanced VP	Transamerica AllianceBernstein Dynamic Allocation VP	Transamerica WMC Diversified Growth VP	Transamerica AEGON Money Market VP
	Subaccount	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2010	$ 1,187	$ -	$ 311,562	$ 115,829
Investment Income:
Dividends	470	-	1,698	7
Investment Expenses:
Mortality and expense risk and other charges	607	-	2,825	1,026
Net investment income (loss)	(137)	-	(1,127)	(1,019)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	-	-	-	-
Realized gain (loss) on investments	(614)	-	2,849	-
Net realized capital gains (losses) on investments	(614)	-	2,849	-
Net change in unrealized appreciation/depreciation	13,962	-	48,763	-
Net Gain (Loss) on Investment	13,348	-	51,612	-
Increase (decrease) in net assets from operations	13,211	-	50,485	(1,019)
Increase (decrease) in net assets from contract transactions	94,379	-	(19,389)	(2,726)
Total increase (decrease) in net assets	107,590	-	31,096	(3,745)
Net Assets as of December 31, 2010	$ 108,777	$ -	$ 342,658	$ 112,084

Investment Income:
Dividends	2,592	-	1,306	7
Investment Expenses:
Mortality and expense risk and other charges	991	-	3,047	1,001
Net investment income (loss)	1,601	-	(1,741)	(994)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	-	-	-	-
Realized gain (loss) on investments	996	-	(3,449)	-
Net realized capital gains (losses) on investments	996	-	(3,449)	-
Net change in unrealized appreciation/depreciation	767	-	(10,463)	-
Net Gain (Loss) on Investment	1,763	-	(13,912)	-
Increase (decrease) in net assets from operations	3,364	-	(15,653)	(994)
Increase (decrease) in net assets from contract transactions	(825)	-	48,479	(1,717)
Total increase (decrease) in net assets	2,539	-	32,826	(2,711)
Net Assets as of December 31, 2011	$ 111,316	$ -	$ 375,484	$ 109,373
See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Operations and Changes in Net Assets
Years Ended December 31, 2010 and 2011, Except as Noted

	Transamerica AEGON U.S. Government Securities VP	Transamerica Morgan Stanley Mid Cap Growth VP	Transamerica Multi Managed Large Cap Core VP	Transamerica Jennison Growth VP
	Subaccount	Subaccount	Subaccount	Subaccount(1)
Net Assets as of January 1, 2010	$ -	$ 72,486	$ -	$ -
Investment Income:
Dividends	-	95	-	14
Investment Expenses:
Mortality and expense risk and other charges	-	717	-	232
Net investment income (loss)	-	(622)	-	(218)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	-	-	-	-
Realized gain (loss) on investments	-	2,803	-	(84)
Net realized capital gains (losses) on investments	-	2,803	-	(84)
Net change in unrealized appreciation/depreciation	-	21,038	-	3,160
Net Gain (Loss) on Investment	-	23,841	-	3,076
Increase (decrease) in net assets from operations	-	23,219	-	2,858
Increase (decrease) in net assets from contract transactions	-	(2,199)	-	41,834
Total increase (decrease) in net assets	-	21,020	-	44,692
Net Assets as of December 31, 2010	$ -	$ 93,506	$ -	$ 44,692

Investment Income:
Dividends	-	280	-	59
Investment Expenses:
Mortality and expense risk and other charges	-	817	-	422
Net investment income (loss)	-	(537)	-	(363)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	-	-	-	-
Realized gain (loss) on investments	-	7,498	-	256
Net realized capital gains (losses) on investments	-	7,498	-	256
Net change in unrealized appreciation/depreciation	-	(12,821)	-	(648)
Net Gain (Loss) on Investment	-	(5,323)	-	(392)
Increase (decrease) in net assets from operations	-	(5,860)	-	(755)
Increase (decrease) in net assets from contract transactions	-	27,751	-	2,618
Total increase (decrease) in net assets	-	21,891	-	1,863
Net Assets as of December 31, 2011	$ -	$ 115,397	$ -	$ 46,555
See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Statements of Operations and Changes in Net Assets
Years Ended December 31, 2010 and 2011, Except as Noted

	Fidelity VIP Contrafund®	Fidelity VIP Equity-Income	Fidelity VIP Growth Opportunities
	Subaccount	Subaccount	Subaccount
Net Assets as of January 1, 2010	$ 38,498	$ 21,321	$ 17,775
Investment Income:
Dividends	403	100	-
Investment Expenses:
Mortality and expense risk and other charges	351	161	175
Net investment income (loss)	52	(61)	(175)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	18	-	-
Realized gain (loss) on investments	(45)	(5,451)	150
Net realized capital gains (losses) on investments	(27)	(5,451)	150
Net change in unrealized appreciation/depreciation	5,978	7,023	4,231
Net Gain (Loss) on Investment	5,951	1,572	4,381
Increase (decrease) in net assets from operations	6,003	1,511	4,206
Increase (decrease) in net assets from contract transactions	(1,098)	(16,806)	1,254
Total increase (decrease) in net assets	4,905	(15,295)	5,460
Net Assets as of December 31, 2010	$ 43,403	$ 6,026	$ 23,235

Investment Income:
Dividends	337	147	-
Investment Expenses:
Mortality and expense risk and other charges	383	55	210
Net investment income (loss)	(46)	92	(210)
Net realized and unrealized gains (losses) on investments:
Capital gain distributions	-	-	-
Realized gain (loss) on investments	282	(185)	1,117
Net realized capital gains (losses) on investments	282	(185)	1,117
Net change in unrealized appreciation/depreciation	(1,776)	80	(611)
Net Gain (Loss) on Investment	(1,494)	(105)	506
Increase (decrease) in net assets from operations	(1,540)	(13)	296
Increase (decrease) in net assets from contract transactions	(1,299)	220	(1,206)
Total increase (decrease) in net assets	(2,839)	207	(910)
Net Assets as of December 31, 2011	$ 40,564	$ 6,233	$ 22,325
See accompanying notes.

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940.  The Separate Account consists of multiple investment subaccounts.  Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund.  Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended.  Activity in these specified investment subaccounts is available to contract owners of Transamerica Elite.
1.	Organization and Summary of Significant Accounting Policies
Organization

Separate Account VUL-3 (the Separate Account) is a segregated investment account of Transamerica Life Insurance Company (TLIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940.  The Separate Account consists of multiple investment subaccounts.  Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund.  Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended.  Activity in these specified investment subaccounts is available to contract owners of Transamerica Elite.

Subaccount Investment by Mutual Fund:
Subaccount	Mutual Fund
Transamerica Series Trust - Initial Class	Transamerica Series Trust - Initial Class
Transamerica JPMorgan Core Bond VP	Transamerica JPMorgan Core Bond VP
Transamerica Asset Allocation - Conservative VP	Transamerica Asset Allocation - Conservative Portfolio VP
Transamerica Asset Allocation - Growth VP	Transamerica Asset Allocation - Growth Portfolio VP
Transamerica Asset Allocation - Moderate Growth VP	Transamerica Asset Allocation - Moderate Growth Portfolio VP
Transamerica Asset Allocation - Moderate VP	Transamerica Asset Allocation - Moderate Portfolio VP
Transamerica MFS International Equity VP	Transamerica MFS International Equity VP
Transamerica Clarion Global Real Estate Securities VP	Transamerica Clarion Global Real Estate Securities VP
Transamerica JPMorgan Tactical Allocation VP	Transamerica JPMorgan Tactical Allocation VP
Transamerica International Moderate Growth VP	Transamerica International Moderate Growth Fund VP
Transamerica JPMorgan Mid Cap Value VP	Transamerica JPMorgan Mid Cap Value VP
Transamerica JPMorgan Enhanced Index VP	Transamerica JPMorgan Enhanced Index VP
Transamerica BlackRock Large Cap Value VP	Transamerica BlackRock Large Cap Value VP
Transamerica PIMCO Total Return VP	Transamerica PIMCO Total Return VP
Transamerica Morgan Stanley Capital Growth VP	Transamerica Morgan Stanley Capital Growth VP
Transamerica T. Rowe Price Small Cap VP	Transamerica T. Rowe Price Small Cap VP
Transamerica Third Avenue Value VP	Transamerica Third Avenue Value VP
Transamerica Multi-Managed Balanced VP	Transamerica Multi-Managed Balanced VP
Transamerica AllianceBernstein Dynamic Allocation VP	Transamerica AllianceBernstein Dynamic Allocation VP
Transamerica WMC Diversified Growth VP	Transamerica WMC Diversified Growth VP
Transamerica AEGON Money Market VP	Transamerica AEGON Money Market VP
Transamerica AEGON U.S. Government Securities VP	Transamerica AEGON U.S. Government Securities VP
Transamerica Morgan Stanley Mid Cap Growth VP	Transamerica Morgan Stanley Mid Cap Growth VP
Transamerica Multi Managed Large Cap Core VP	Transamerica Multi Managed Large Cap Core VP
Transamerica Jennison Growth VP	Transamerica Jennison Growth VP
Fidelity® Variable Insurance Products Fund - Service Class 2	Fidelity® Variable Insurance Products Fund - Service Class 2
Fidelity VIP Contrafund®	Fidelity VIP Contrafund® Portfolio
Fidelity VIP Equity-Income	Fidelity VIP Equity-Income Portfolio
Fidelity VIP Growth Opportunities	Fidelity VIP Growth Opportunities Portfolio

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

1.	Organization and Summary of Significant Accounting Policies (continued)

Each period reported on reflects a full twelve month period except as follows:
Subaccount	Inception Date
Transamerica Jennison Growth VP	April 29, 2010
Transamerica Multi Managed Large Cap Core VP	May 1, 2009

The following Mutual Fund name changes were made effective during the fiscal year ended December 31, 2011:

Mutual Fund	Formerly
Transamerica JPMorgan Tactical Allocation VP	Transamerica Federated Market Opportunity VP
Transamerica Morgan Stanley Capital Growth VP	Transamerica Focus VP
Transamerica Multi-Managed Balanced VP	Transamerica Balanced VP
Transamerica AEGON Money Market VP	Transamerica Money Market VP
Transamerica AEGON U.S. Government Securities VP	Transamerica U.S. Government Securities VP

The following Mutual Fund mergers were made effective during the fiscal year ended December 31, 2011:
Mutual Fund	Formerly
Transamerica WMC Diversified Growth VP	Transamerica Diversified Equity VP
Transamerica Morgan Stanley Mid Cap Growth VP	Transamerica Growth Opportunities VP

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2011.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable life separate accounts registered as unit investment trusts.  The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities.  Actual results could differ from those estimates.

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

2.	Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2011 were as follows:

Subaccount	Purchases	Sales
Transamerica JPMorgan Core Bond VP	$ 652	$ 308
Transamerica Asset Allocation - Conservative VP	-	-
Transamerica Asset Allocation - Growth VP	9,750	17,727
Transamerica Asset Allocation - Moderate Growth VP	8,629	433
Transamerica Asset Allocation - Moderate VP	-	-
Transamerica MFS International Equity VP	4,329	17,027
Transamerica Clarion Global Real Estate Securities VP	2,949	1,957
Transamerica JPMorgan Tactical Allocation VP	3,988	6,466
Transamerica International Moderate Growth VP	-	-
Transamerica JPMorgan Mid Cap Value VP	410	10,180
Transamerica JPMorgan Enhanced Index VP	-	-
Transamerica BlackRock Large Cap Value VP	3,334	14,129
Transamerica PIMCO Total Return VP	-	-
Transamerica Morgan Stanley Capital Growth VP	3,886	8,395
Transamerica T. Rowe Price Small Cap VP	1,504	12,431
Transamerica Third Avenue Value VP	2,387	11,434
Transamerica Multi-Managed Balanced VP	7,854	7,078
Transamerica AllianceBernstein Dynamic Allocation VP	-	-
Transamerica WMC Diversified Growth VP	72,061	25,324
Transamerica AEGON Money Market VP	23,054	25,763
Transamerica AEGON U.S. Government Securities VP	-	-
Transamerica Morgan Stanley Mid Cap Growth VP	43,122	15,908
Transamerica Multi Managed Large Cap Core VP	-	-
Transamerica Jennison Growth VP	5,069	2,814
Fidelity VIP Contrafund®	1,748	3,093
Fidelity VIP Equity-Income	999	687
Fidelity VIP Growth Opportunities	3,216	4,633

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

3.  Change in Units
The changes in units outstanding were as follows:
	Year ended December 31,
	2011			2010
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
Transamerica JPMorgan Core Bond VP	24	(15)	9	25	(86)	(61)
Transamerica Asset Allocation - Conservative VP	-	-	-	-	-	-
Transamerica Asset Allocation - Growth VP	702	(1,296)	(594)	771	(572)	199
Transamerica Asset Allocation - Moderate Growth VP	608	(30)	578	-	-	-
Transamerica Asset Allocation - Moderate VP	-	-	-	-	-	-
Transamerica MFS International Equity VP	505	(1,749)	(1,244)	543	(1,117)	(574)
Transamerica Clarion Global Real Estate Securities VP	40	(65)	(25)	44	(92)	(48)
Transamerica JPMorgan Tactical Allocation VP	182	(323)	(141)	202	(9,391)	(9,189)
Transamerica International Moderate Growth VP	-	-	-	-	-	-
Transamerica JPMorgan Mid Cap Value VP	-	(610)	(610)	-	(178)	(178)
Transamerica JPMorgan Enhanced Index VP	-	-	-	-	-	-
Transamerica BlackRock Large Cap Value VP	212	(889)	(677)	1,099	(123)	976
Transamerica PIMCO Total Return VP	-	-	-	4	(449)	(445)
Transamerica Morgan Stanley Capital Growth VP	354	(614)	(260)	447	(1,352)	(905)
Transamerica T. Rowe Price Small Cap VP	130	(965)	(835)	291	(85)	206
Transamerica Third Avenue Value VP	87	(558)	(471)	145	(1,286)	(1,141)
Transamerica Multi-Managed Balanced VP	391	(443)	(52)	8,207	(1,400)	6,807
Transamerica AllianceBernstein Dynamic Allocation VP	-	-	-	-	-	-
Transamerica WMC Diversified Growth VP	8,977	(3,381)	5,596	3,697	(6,020)	(2,323)
Transamerica AEGON Money Market VP	1,985	(2,132)	(147)	930	(1,161)	(231)
Transamerica AEGON U.S. Government Securities VP	-	-	-	-	-	-
Transamerica Morgan Stanley Mid Cap Growth VP	6,363	(2,156)	4,207	1,265	(1,627)	(362)
Transamerica Multi Managed Large Cap Core VP	-	-	-	-	-	-
Transamerica Jennison Growth VP	509	(270)	239	4,334	(186)	4,148
Fidelity VIP Contrafund®	117	(211)	(94)	122	(209)	(87)
Fidelity VIP Equity-Income	77	(59)	18	32	(1,494)	(1,462)
Fidelity VIP Growth Opportunities	405	(545)	(140)	470	(289)	181

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

4.	Financial Highlights
	Year		Unit Fair	Lowest to Highest		Net	Income	Expense	Lowest to		Total
Subaccount	Ended	Units	Value	Expense Ratio		Assets	Ratio*	Ratio**	Highest		Return***
Transamerica JPMorgan Core Bond VP
	12/31/2011	259	$19.43			$5,037	4.32%	0.90%			6.57%
	12/31/2010	250	18.24			4,558	5.52	0.90			7.28
	12/31/2009	311	17.00			5,285	4.63	0.90			8.60
	12/31/2008	300	15.65	to	15.65	4,696	4.22	0.90	to	0.01	4.64
	12/31/2007	285	14.96	to	14.96	4,270	3.95	0.90	to	0.90	5.98
Transamerica Asset Allocation - Conservative VP
	12/31/2011	-	15.19			-	-	0.90			1.74
	12/31/2010	-	14.93			-	-	0.90			7.96
	12/31/2009	-	13.83			-	-	0.90			24.11
	12/31/2008	-	11.15	to	11.15	-	-	0.90	to	0.90	(21.89)
	12/31/2007	-	14.27	to	14.27	-	-	0.90	to	0.90	5.43
Transamerica Asset Allocation - Growth VP
	12/31/2011	-	13.33			-	-	0.90			(6.26)
	12/31/2010	594	14.22			8,447	1.73	0.90			13.93
	12/31/2009	395	12.48			4,927	3.78	0.90			28.66
	12/31/2008	-	9.70	to	9.70	-	-	0.90	to	0.90	(40.18)
	12/31/2007	1,771	16.22	to	16.22	28,718	1.23	0.90	to	0.90	6.79
Transamerica Asset Allocation - Moderate Growth VP
	12/31/2011	578	14.48			8,370	-	0.90			(2.88)
	12/31/2010	-	14.91			-	-	0.90			11.72
	12/31/2009	-	13.35			-	-	0.90			27.02
	12/31/2008	-	10.51	to	10.51	-	12.06	0.90	to	0.90	(33.37)
	12/31/2007	-	15.77	to	15.77	-	-	0.90	to	0.90	6.84

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

4.	Financial Highlights (continued)
	Year		Unit Fair	Net		Income		Expense		Total
Subaccount	Ended	Units	Value	Assets		Ratio*		Ratio**		Return***
Transamerica Asset Allocation - Moderate VP
	12/31/2011	-	15.10			-	-	0.90			(0.31)
	12/31/2010	-	15.14			-	-	0.90			9.39
	12/31/2009	-	13.84			-	-	0.90			25.27
	12/31/2008	-	11.05	to	11.05	-	-	0.90	to	0.90	(26.63)
	12/31/2007	249	15.06	to	15.06	3,750	-	0.90	to	0.90	6.99
Transamerica MFS International Equity VP
	12/31/2011	7,597	8.93			67,838	1.16	0.90			(10.86)
	12/31/2010	8,841	10.02			88,562	1.38	0.90			9.51
	12/31/2009	9,415	9.15			86,121	2.82	0.90			31.50
	12/31/2008	15,224	6.96	to	6.96	105,895	5.23	0.90	to	0.90	(35.87)
	12/31/2007	14,393	10.85	to	10.85	156,117	0.92	0.90	to	0.90	8.17
Transamerica Clarion Global Real Estate Securities VP
	12/31/2011	928	27.71			25,715	7.00	0.90			(6.58)
	12/31/2010	953	29.66			28,277	6.33	0.90			14.64
	12/31/2009	1,001	25.87			25,900	-	0.90			32.23
	12/31/2008	821	19.57	to	19.57	16,070	6.72	0.90	to	0.90	(42.90)
	12/31/2007	677	34.26	to	34.26	23,211	6.07	0.90	to	0.90	(7.54)

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

4.	Financial Highlights (continued)
	Year		Unit Fair	Lowest to Highest		Net	Income	Expense	Lowest to		Total
Subaccount	Ended	Units	Value	Expense Ratio		Assets	Ratio*	Ratio**	Highest		Return***

Transamerica JPMorgan Tactical Allocation VP
	12/31/2011	1,592	$20.32			$32,361	1.94%	0.90%			2.71%
	12/31/2010	1,733	19.79			34,298	3.36	0.90			(1.00)
	12/31/2009	10,922	19.99			218,312	3.18	0.90			3.27
	12/31/2008	11,160	19.36	to	19.36	216,007	4.83	0.90	to	0.90	(5.38)
	12/31/2007	8,459	20.46	to	20.46	173,038	3.87	0.90	to	0.90	(1.37)
Transamerica International Moderate Growth VP
	12/31/2011	-	9.14			-	-	0.90			(8.20)
	12/31/2010	-	9.95			-	-	0.90			9.52
	12/31/2009	-	9.09			-	-	0.90			28.54
	12/31/2008	-	7.07	to	7.07	-	-	0.90	to	0.90	(36.69)
	12/31/2007	-	11.17	to	11.17	-	-	0.90	to	0.90	7.72
Transamerica JPMorgan Mid Cap Value VP
	12/31/2011	1,769	16.59			29,351	1.17	0.90			1.11
	12/31/2010	2,379	16.41			39,045	1.86	0.90			21.89
	12/31/2009	2,557	13.47			34,434	1.75	0.90			25.28
	12/31/2008	5,703	10.75	to	10.75	61,292	1.44	0.90	to	0.90	(33.48)
	12/31/2007	5,942	16.16	to	16.16	96,004	0.99	0.90	to	0.90	1.91

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

4.	Financial Highlights (continued)

Transamerica JPMorgan Enhanced Index VP
12/31/2011	-	12.59			-	-	0.90			(0.16)
12/31/2010	-	12.61			-	-	0.90			14.15
12/31/2009	-	11.05			-	-	0.90			28.43
12/31/2008	-	8.60	to	8.60	-	-	0.90	to	0.90	(37.91)
12/31/2007	-	13.85	to	13.85	-	-	0.90	to	0.90	3.60
Transamerica BlackRock Large Cap Value VP
12/31/2011	1,910	15.57			29,744	1.48	0.90			1.82
12/31/2010	2,587	15.29			39,570	0.81	0.90			9.46
12/31/2009	1,611	13.97			22,506	1.50	0.90			12.97
12/31/2008	1,267	12.37	to	12.37	15,673	0.86	0.90	to	0.90	(34.48)
12/31/2007	1,334	18.88	to	18.88	25,176	1.05	0.90	to	0.90	3.70
Transamerica PIMCO Total Return VP
12/31/2011	-	15.94			-	-	0.90			5.32
12/31/2010	-	15.13			-	-	0.90			6.24
12/31/2009	445	14.24			6,342	6.27	0.90			15.00
12/31/2008	461	12.38	to	12.38	5,708	5.88	0.90	to	0.90	(3.66)
12/31/2007	468	12.85	to	12.85	6,018	2.60	0.90	to	0.90	7.97
Transamerica Morgan Stanley Capital Growth VP
12/31/2011	5,103	13.14			67,043	-	0.90			(6.65)
12/31/2010	5,363	14.07			75,480	0.82	0.90			26.30
12/31/2009	6,268	11.14			69,844	2.66	0.90			26.77
12/31/2008	6,065	8.79	to	8.79	53,307	2.07	0.90	to	0.90	(36.93)
12/31/2007	6,161	13.94	to	13.94	85,874	1.33	0.90	to	0.90	0.13

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

4.	Financial Highlights (continued)

				Corresponding to					Ratio**
	Year		Unit Fair	Lowest to Highest		Net	Income	Expense	Lowest to		Total
Subaccount	Ended	Units	Value	Expense Ratio		Assets	Ratio*	Ratio**	Highest		Return***

Transamerica T. Rowe Price Small Cap VP
	12/31/2011	1,118	$12.34			$13,785	-%	0.90%			0.79%
	12/31/2010	1,953	12.24			23,899	-	0.90			33.23
	12/31/2009	1,747	9.19			16,047	-	0.90			37.47
	12/31/2008	1,524	6.68	to	6.68	10,183	1.72	0.90	to	0.90	(36.82)
	12/31/2007	1,237	10.58	to	10.58	13,080	-	0.90	to	0.90	8.63
Transamerica Third Avenue Value VP
	12/31/2011	761	17.50			13,311	3.81	0.90			(15.10)
	12/31/2010	1,232	20.61			25,391	3.28	0.90			14.41
	12/31/2009	2,373	18.02			42,756	-	0.90			33.68
	12/31/2008	2,348	13.48	to	13.48	31,648	4.79	0.90	to	0.90	(41.68)
	12/31/2007	2,549	23.11	to	23.11	58,901	4.06	0.90	to	0.90	0.29
Transamerica Multi-Managed Balanced VP
	12/31/2011	6,848	16.26			111,316	2.33	0.90			3.11
	12/31/2010	6,900	15.77			108,777	0.67	0.90			23.01
	12/31/2009	93	12.82			1,187	1.83	0.90			25.17
	12/31/2008	61	10.24	to	10.24	627	2.01	0.90	to	0.90	(33.01)
	12/31/2007	34	15.28	to	15.28	513	1.27	0.90	to	0.90	12.59

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

4.	Financial Highlights (continued)

Transamerica AllianceBernstein Dynamic Allocation VP
12/31/2011	-	15.08			-	-	0.90			0.91
12/31/2010	-	14.94			-	-	0.90			8.31
12/31/2009	-	13.79			-	-	0.90			30.13
12/31/2008	-	10.60	to	10.60	-	-	0.90	to	0.90	(37.44)
12/31/2007	-	16.94	to	16.94	-	-	0.90	to	0.90	17.57
Transamerica WMC Diversified Growth VP
12/31/2011	43,274	8.68			375,484	0.38	0.90			(4.59)
12/31/2010	37,678	9.09			342,658	0.54	0.90			16.76
12/31/2009	40,001	7.79			311,562	0.95	0.90			28.04
12/31/2008	49,841	6.08	to	6.08	303,187	0.23	0.90	to	0.90	(46.49)
12/31/2007	52,003	11.37	to	11.37	591,160	0.02	0.90	to	0.90	15.24
Transamerica AEGON Money Market VP
12/31/2011	9,350	11.70			109,373	0.01	0.90			(0.88)
12/31/2010	9,497	11.80			112,084	0.01	0.90			(0.89)
12/31/2009	9,728	11.91			115,829	0.13	0.90			(0.76)
12/31/2008	10,110	12.00	to	12.00	121,309	2.38	0.90	to	0.90	1.48
12/31/2007	11,089	11.82	to	11.82	131,121	4.96	0.90	to	0.90	4.09
Transamerica AEGON U.S. Government Securities VP
12/31/2011	-	14.52			-	-	0.90			6.65
12/31/2010	-	13.62			-	-	0.90			3.47
12/31/2009	-	13.16			-	-	0.90			3.54
12/31/2008	-	12.71	to	12.71	-	-	0.90	to	0.01	6.70
12/31/2007	-	11.91	to	11.91	-	-	0.90	to	0.90	5.10

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

4.	Financial Highlights (continued)

				Corresponding to					Ratio**
	Year		Unit Fair	Lowest to Highest		Net	Income	Expense	Lowest to		Total
Subaccount	Ended	Units	Value	Expense Ratio		Assets	Ratio*	Ratio**	Highest		Return***

Transamerica Morgan Stanley Mid Cap Growth VP
	12/31/2011	16,774	$6.88			$115,397	0.30%	0.90%			(7.54)%
	12/31/2010	12,567	7.44			93,506	0.12	0.90			32.71
	12/31/2009	12,929	5.61			72,486	-	0.90			59.13
	12/31/2008	12,357	3.52	to	3.52	43,538	2.01	0.90	to	0.90	(46.77)
	12/31/2007	13,601	6.62	to	6.62	90,026	-	0.90	to	0.90	21.43
Transamerica Multi Managed Large Cap Core VP
	12/31/2011	-	15.09			-	-	0.90			(3.14)
	12/31/2010	-	15.58			-	-	0.90			18.11
	12/31/2009 (1)	-	13.19			-	-	0.90			31.92
Transamerica Jennison Growth VP
	12/31/2011	4,387	10.61			46,555	0.12	0.90			(1.51)
	12/31/2010 (1)	4,148	10.78			44,692	0.04	0.90			7.75
Fidelity VIP Contrafund®
	12/31/2011	3,035	13.36			40,564	0.78	0.90			(3.65)
	12/31/2010	3,129	13.87			43,403	1.04	0.90			15.88
	12/31/2009	3,216	11.97			38,498	1.19	0.90			34.26
	12/31/2008	3,331	8.92	to	8.92	29,693	0.70	0.90	to	0.90	(43.20)
	12/31/2007	5,976	15.70	to	15.70	93,801	0.76	0.90	to	0.90	16.25

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

4.	Financial Highlights (continued)

Fidelity VIP Equity-Income
12/31/2011	500	12.46			6,233	2.36	0.90			(0.24)
12/31/2010	482	12.49			6,026	0.58	0.90			13.89
12/31/2009	1,944	10.97			21,321	2.11	0.90			28.73
12/31/2008	2,014	8.52	to	8.52	17,158	2.22	0.90	to	0.90	(43.32)
12/31/2007	2,241	15.03	to	15.03	33,685	1.61	0.90	to	0.90	0.36
Fidelity VIP Growth Opportunities
12/31/2011	2,708	8.24			22,325	-	0.90			1.06
12/31/2010	2,848	8.16			23,235	-	0.90			22.37
12/31/2009	2,667	6.67			17,775	0.08	0.90			44.16
12/31/2008	13,050	4.62	to	4.62	60,340	0.13	0.90	to	0.90	(55.54)
12/31/2007	13,460	10.40	to	10.40	139,973	-	0.90	to	0.90	21.80

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

4.	Financial Highlights (continued)

* These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets.  These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units.  The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

** These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated.  These ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values.  These ratios do not include any expenses assessed through the redemption of units.  Investment options with a date notation indicate the effective date of that investment option in the variable account.  The total return is calculated for each period indicated or from the effective date through the end of the reporting period.

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

5.	Administrative and Mortality and Expense Risk Charges

Under some forms of the policies, a sales charge and premium taxes are deducted by TLIC prior to allocation of policy owner payments to the subaccounts. Contingent surrender charges may also apply.

Under all forms of the policy, monthly charges against policy cash values are made to compensate Transamerica for costs of insurance provided.

A daily charge equal to an annual rate of .90% of average daily net assets is assessed to compensate TLIC for assumption of mortaility and expense risks in connection with the issuance and administration of the policies.  This charge (not assessed at the individual contract level) effectively reduces the value of a unit outstanding during the year.

6.	Income Taxes

Operations of the Separate Account form a part of TLIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TLIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TLIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TLIC, as long as earnings are credited under the variable life contracts.

7.	Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account.  Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

Transamerica Life Insurance Company
Separate Account VUL-3
Notes to Financial Statements
December 31, 2011

8.	Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique.    The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:
Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.
Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9.	Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued.  During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2767
Tel: 515 243 2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Transamerica Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Transamerica Life
Insurance Company (the Company) as of December 31, 2011 and 2010, and the related statutorybasis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2011. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material. In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Transamerica Life Insurance Company at December 31, 2011 and 2010, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2011.

             A member firm of Ernst & Young Global Limited

TLIC 2011 SEC

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Life Insurance Company at December 31, 2011 and 2010, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2011, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, in 2010 and 2009 in response to new accounting standards, the Company changed its method of accounting for collateral received related to certain financial transactions, deferred income taxes, and investments in loan-backed and structured securities.
EY
April 13, 2012

TLIC 2011 SEC

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis
(Dollars in Thousands, Except per Share Amounts)

TLIC 2011 SEC

See accompanying notes.

TLIC 2011 SEC

Transamerica Life Insurance Company

Statements of Operations – Statutory Basis
(Dollars in Thousands)

Transamerica Life Insurance Company

Statements of Operations – Statutory Basis (continued)
(Dollars in Thousands)

See accompanying notes.

TLIC 2011 SEC

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis
(Dollars in Thousands)

TLIC 2011 SEC

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)
(Dollars in Thousands)

TLIC 2011 SEC

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)
(Dollars in Thousands)

TLIC 2011 SEC

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis
(Dollars in Thousands)

TLIC 2011 SEC

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)
(Dollars in Thousands)

TLIC 2011 SEC

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis
(Dollars in Thousands, Except per Share amounts)

December 31, 2011

1. Organization and Summary of Significant Accounting Policies

Transamerica Life Insurance Company (the Company) is a stock life insurance company owned by Transamerica Corporation (74.01% of preferred shares), AEGON USA, LLC (25.99% of preferred shares) and Transamerica International Holdings, Inc. (100% of common shares).

On October 1, 2009, the Company completed a merger with Iowa Fidelity Life Insurance Company (IFLIC), which was wholly owned by AEGON.  Prior to the merger, IFLIC was partially owned by external shareholders holding 1,500 shares of participating common stock.  All shares of participating common stock were redeemed prior to the merger in exchange for cash in the amount of $421.  The merger was accounted for in accordance with Statement of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger.  As such, financial statements for periods prior to the merger were combined and the recorded assets, liabilities and surplus of IFLIC were carried forward to the merged company.  As a result of the merger, IFLIC’s common stock was deemed cancelled by operation of law and the outstanding common shares of IFLIC, on the date of the merger, were retired and considered authorized but unissued stock of the merged entity.

In exchange for its agreement to merge IFLIC into the Company, AEGON received 149 shares of the Company’s Series B preferred shares which are equal in value to the common stock of IFLIC deemed cancelled by the merger.

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, structured settlements, pension products and reinsurance, as well as a broad line of single fixed and flexible premium annuity products, guaranteed interest contracts and funding agreements. In addition, the Company offers group life, universal life, credit life, and individual and specialty health coverages.  The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico and US Virgin Islands.  Sales of the Company’s products are primarily through a network of agents, brokers and financial institutions.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.  Fair value for GAAP is based on indexes, third party pricing services, brokers, external fund managers and internal models.  For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows.  If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows.  If high credit quality securities are adjusted, the retrospective method is used.  If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date.  If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability.  Embedded derivatives are not accounted for separately from the host contract.  Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses.  Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions.  In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset.  For GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account.  These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that they are not impaired.

Universal Life and Annuity Policies:  Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received.  Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations.  In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes:  The Company computes deferred income taxes in accordance with SSAP No. 10R, Income Taxes – Revised, A Temporary Replacement of SSAP No. 10.  Under SSAP 10R, deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within three years of the balance sheet date or 15% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) of the deferred tax assets and liabilities. The remaining deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Goodwill:  Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill.  Excess goodwill is nonadmitted.  Goodwill is amortized over ten years.  Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Surplus Notes: Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Securities Lending Assets and Liabilities:  For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet.  Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders.  These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored.  Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis.  If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored.  The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other-than-temporarily impaired.

Investments in both affiliated and unaffiliated preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated insurance subsidiaries are reported based on underlying statutory equity plus the admitted portion of goodwill. Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

The Company is restricted to trading Primus Guaranty, Ltd (Primus) a common stock holding, due to its ownership interest, which would require special securities filings prior to executing any purchase or sale transactions in regard to these securities.  The Company’s interest in Primus does not meet the definition of an affiliate, and is therefore accounted for as an unaffiliated common stock investment.  The carrying amount in Primus, which is carried at fair value, as of December 31, 2011 and 2010 was $27,673 and $28,657, respectively.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment.  A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost.  Real estate occupied by the Company is reported at depreciated cost net of encumbrances.  Real estate held for the production of income is reported at depreciated cost net of related obligations.  Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell.  Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships.  The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee. For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost.  Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other “admitted assets” are valued principally at cost, as required or permitted by Iowa Insurance Laws.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes.  Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from interest income when payment exceeds 90 days past due.  At December 31, 2011 and 2010, the Company excluded investment income due and accrued of $562 and $314, respectively, with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date.  Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview:  The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations.  On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value).  Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value).  Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value).  Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable.  The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction.  Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of 'A' or better.  The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date.  The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company's behalf.  The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty.  Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets.

Instruments:  Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability.  These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount.  Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date.   Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements.  If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract.  These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.  Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount.  Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements.  If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract.  These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.  Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a US dollar (USD) denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument.  For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus.  Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.  If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract.  These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Total return swaps are used in the asset/liability management process to mitigate the risk created when the company has issued minimum guarantee insurance contracts linked to an index.  These total return swaps generally provide for the exchange of the difference between fixed leg (tied to an equity or interest rate index) and floating leg (tied to LIBOR) amounts based on an underlying notional amount (also tied to the underlying index).  Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date.   Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements.  If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract.  These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.  Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Variance swaps are used in the asset/liability management process to mitigate the risk created when the Company has issued minimum guarantee insurance contracts linked to an index.  These variance swaps are similar to volatility options where the underlying index provides for the market value movements.  Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract.  The variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements.  If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract.  These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.  Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices.  Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company.  These payments are recognized as realized gains or losses in the financial statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market.  Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing.  Forward-starting interest rate swaps are utilized to lock-in the current forward rate.  The accrual of income begins at the forward date, rather than at the inception date.  These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements.  Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period.  The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company invests in domestic corporate debt securities denominated in U.S. dollars.  If the issuers of these debt obligations fail to make timely payments, the value of the investment declines materially. The Company manages credit default risk through the purchase of credit default swaps.   As the buyer of credit default protection, the Company will pay a premium to an approved counterparty in exchange for a contingent payment should a defined credit event occur with respect to the underlying reference entity or asset.  Typically, the periodic premium or fee is expressed in basis points per notional.  Generally, the premium payment for default protection is made periodically, although it may be paid as an up-front fee for short dated transactions. Should a credit event occur, the Company may be required to deliver the reference asset to the counterparty for par.  Alternatively, settlement may be in cash.  These credit default swaps are carried on the balance sheet at amortized cost.  Premium payments made by the Company are recognized as investment expense. If the Company is unable to prove hedge effectiveness, the credit default swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment.  The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset into a lower rated investment grade asset.  The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame.  Generally, a premium is received by the Company on a periodic basis and recognized in investment income.  In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

The Company replicates hybrid fixed to floating treasuries by combining a U.S. Treasury cash component with a forward starting swap which, in effect converts a fixed U.S. Treasury into hybrid fixed to floating treasury.  The purpose of these replications is to aid duration matching between the treasuries and the supported liabilities.  Generally these swaps are carried at amortized cost with periodic interest payments beginning at a future date. Any early terminations are recognized as capital gains or losses.  The Company complies with the specific rules established in AVR for replication transactions.

The Company holds some credit default swaps linked to a collateralized debt obligation (CDO) structure.  The Company entered into these swaps as a result of market events on a liquidity facility it had entered and doesn’t intend to enter similar transactions in this current form.  Under this transaction the Company receives a fee in exchange for providing credit protection if the underlying CDO structure incurs losses greater than its supporting collateral.  The fee will be recorded in investment income.   These swaps are marked to fair value in the balance sheet and the fair value adjustment is recorded in unassigned surplus.

Separate Accounts

The majority of the separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder.  The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders.  The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Assets held in trust for purchases of variable universal life and annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with fair value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.  The Company received variable contract premiums of $9,381,447, $6,368,599 and $4,279,394 in 2011, 2010 and 2009, respectively. In addition, the Company received $494,516, $380,170 and $376,545 in 2011, 2010 and 2009, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification.  Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year.  For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.00 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force.  These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement options, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

During 2010, the Company reported a decrease in reserves on account of changes in valuation bases of $3,642 due to continued conversion from the spreadsheet-based balance roll forward method of valuation of single premium group annuity (SPGA) products to a seriatim valuation.  In addition, the Company continued to make enhancements to existing valuation platforms and converted from client based reserves to in-house seriatim calculations during 2010.  These changes resulted in an increase in reserves of $3,523.  The net change in reserves of $119 due to the conversions has been credited directly to unassigned surplus.  Related to this change was a corresponding decrease in the deferred premium asset of $2,388.  This amount was also charged directly to unassigned surplus.

During 2009, the Company implemented an improved valuation method for SPGA products.  The prior method approximated the reserve using a spreadsheet-based balance roll forward.  The current method is a seriatim valuation using a software package capable of making these calculations.  The change in valuation process resulted in an increase in reserves in the amount of $3,053.  The change in reserves has been charged directly to unassigned surplus.

During 2009, the Company reversed a change in reserve methodology implemented in 2008 pertaining to the change in valuation interest rates from those required under California insurance law to those allowed under Iowa insurance law due to the merger of Transamerica Occidental Life Insurance Company (TOLIC) into TLIC, effective October 1, 2008.  The Company changed back to valuation interest rates required under California insurance law during 2009 to meet the minimum aggregate reserve requirement for California and to preserve consistency in valuation rates and methods used for TOLIC’s California issued policies.  This change in valuation process resulted in an increase in reserves in the amount of $28,005 which has been charged directly to unassigned surplus.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency.  The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statement of operations.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees.  However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals.  These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Municipal Reverse Repurchase Agreements

Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index.  The related liabilities are equal to the policyholder deposit and accumulated interest on the contract.

These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies.  Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claims and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.  The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2011 and 2010 was $26,608 and $25,247, respectively.

The Company incurred $10,918 and paid $9,557 of claim adjustment expenses during 2011, of which $6,748 of the paid amount was attributable to insured or covered events of prior years.  The Company incurred $12,350 and paid $10,131 of claim adjustment expenses during 2010, of which $6,838 of the paid amount was attributable to insured or covered events of prior years.  The Company did not increase or decrease the provision for insured events of prior years during 2011 or 2010.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.  Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Stock Option Plan, Long-Term Incentive Compensation and Stock Appreciation Rights Plans

The Company's employees participate in various stock appreciation rights (SAR) plans issued by the Company's indirect parent.  In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company's employees has been charged to the Company, with an offsetting amount credited to paid-in surplus.  No benefit or expense relating to these plans was recorded by the Company for the year ended December 31, 2011 and 2010.  The Company recorded a benefit of $214 for the year ended December 31, 2009.  In addition, the Company records an adjustment to paid-in surplus for the income tax benefit related to these plans.  The Company did not record an adjustment to paid-in surplus for the income tax effect related to these plans for the years ended December 31, 2011, 2010 or 2009.

Certain management employees of the Company participate in a stock-based long-term incentive compensation plan issued by the Company's indirect parent.  In accordance with SSAP No. 13, the expense or benefit related to this plan for the Company’s management employees has been charged to the Company, with an offsetting amount credited to paid-in surplus.  The Company recorded an accrued expense in the amount of $9,158 and $3,205 for the years ended December 31, 2011 and 2010, respectively.  The Company did not record an accrued expense related to stock-based long-term incentive compensation for the year ended December 31, 2009.

Recent Accounting Pronouncements

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised.  The revisions require the Company to recognize a liability equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined.  While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are a couple exceptions.  Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition.  Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition.  The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position, but did require additional disclosures regarding these guarantees.  See Note 13 on Commitments and Contingencies for further details.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100, Fair Value Measurements, to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision requires, for annual statutory financial statements only, a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed.  The adoption of these revisions had no impact to the Company’s results of operations or financial position.  See Note 4 for further details.

Effective January 1, 2012, the Company will adopt revisions to SSAP No. 100. These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument, and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock.  Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity.  This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised.  This statement modified the conditions required for recognizing a liability for insurance-related assessments and required additional disclosures.  See Note 13 for disclosures related to guaranty fund assessments. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R – Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR.  The revisions clarify that an AVR/IMR bifurcation analysis should be preformed when SSAP No. 43R securities are sold (not just as a result of impairment).  These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities.  The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2012, the Company will begin computing current and deferred income taxes in accordance with SSAP No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10, Income Taxes.  This statement establishes statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes.  The effect of this statement is not expected to be material to the financial statements.

Effective December 31, 2010, the Company adopted modifications made to SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.  As a result of these modifications, for securities lending programs, collateral received by the Company’s agent that can be sold or re-pledged is reported on the balance sheet.  Collateral received and reinvestment of that collateral by the Company are reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets).  A separate liability is also established to record the obligation to return the cash collateral (payable for securities lending).  This change in accounting principle increased assets and liabilities by $3,956,880 with no impact to surplus.  See Note 10 for further details.

In addition, the amendments to SSAP No. 91R resulted in cash collateral received from counterparties to derivatives contracts also being reported on the Company’s balance sheet in the respective asset class in which the cash was reinvested (short-term investments and bonds).  A separate liability was established to record the obligation to return the cash collateral (Payable for derivative cash collateral). These balances were recorded on the Company’s balance sheet effective January 1, 2010 and resulted in an increase to assets of $220,439, an increase to liabilities of $215,069 and a net increase to surplus of $5,370.  The net increase to surplus is comprised of $6,403 of accumulated earnings offset by unrealized losses associated with securities that were reported at lower of cost or market at the time of adoption of $1,033.

Effective December 31, 2010, the Company adopted SSAP No. 100, including recent modifications and clarifications made to the standard.  This statement defines fair value, establishes a framework for measuring fair value and establishes disclosure requirements about fair value, and it applies under other statutory accounting pronouncements that require or permit fair value measurements.  The adoption of this new accounting principle had no impact to the Company’s results of operations or financial position.  See Note 4 for further details.

Effective December 31, 2009, the Company began computing deferred income taxes in accordance with SSAP No. 10R.  This statement establishes statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes.  This statement temporarily replaces SSAP No. 10.  Under SSAP No. 10R, gross deferred tax assets (DTAs) shall be admitted in an amount equal to the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year and the lesser of the amount of adjusted gross DTAs, expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating system software and any net positive goodwill that can be offset against existing gross deferred income tax liabilities (DTLs) after considering the character.  If the Company’s risk-based capital level (RBC) is above 250% where an action level could occur as a result of a trend test, the Company may elect to admit a higher amount of adjusted gross DTAs.  When elected, additional DTAs are admitted for taxes paid in prior years that can be recovered through loss carryback provisions for existing temporary differences that reverse within three years of the balance sheet date and the lesser of the remaining gross DTAs expected to be realized within three years of the balance sheet date or 15% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any positive net goodwill plus the amount of remaining gross DTAs that can be offset against DTLs after considering the character (i.e., ordinary versus capital) of the DTAs and DTLs.  The effect of the election of this statement is the difference between the calculation of the admitted DTA per SSAP No. 10R and the SSAP No. 10 methodology at December 31, 2011, 2010 and 2009.  As a result of this election, surplus increased by $432,568, $554,923 and $295,260 at December 31, 2011, 2010 and 2009, respectively, which has been reflected as an aggregate write-in for other than special surplus funds on the 2011 financial statements.

Reclassifications

Certain reclassifications have been made to the 2010 and 2009 financial statements to conform to the 2011 presentation.

2. Prescribed and Permitted Statutory Accounting Practices

The financial statements of the Company are presented on the basis of accounting principles prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa.  The Insurance Division, Department of Commerce, of the State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law.

The State of Iowa has adopted a prescribed practice that differs from that found in the NAIC SAP related to the admission of a parental guarantee in the equity value calculation of TLIC Riverwood Reinsurance, Inc. (TRRI), a wholly owned subsidiary of the Company. As prescribed by Iowa Administrative Code 191-99.11(5), the Company is entitled to value its ownership in TRRI at a value equal to the audited statutory surplus of TRRI, which includes the parental guarantee provided by AEGON USA, LLC as an admissible asset, whereas SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities, A Replacement of SSAP No. 88 would not allow the admissibility of such an asset.

The NAIC SAP has been adopted as a component of prescribed or permitted practices by the State of Iowa.  The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits and secondary guarantee reinsurance treaties.  As prescribed by Iowa Administrative Code 191-17.3(2), the Commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance and Appendix A-791 of the NAIC SAP.

The Company, with the permission of the Commissioner of Insurance of the State of Iowa, records the value of its wholly owned foreign life insurance subsidiary, Transamerica Life (Bermuda), Ltd. (TLB), based upon audited statutory equity rather than audited foreign statutory equity, utilizing adjustments as outlined in SSAP No. 97.

The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts.  As prescribed by Iowa Administrative Code 508A.1.4, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP.  There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

The Company entered into a retrocession reinsurance contract and subsequent novation agreements with respect to each of the unaffiliated retroceded reinsurance contracts. The retrocession reinsurance contract transferred the Company’s liabilities to SCOR SE (SCOR), a Societas Europaea organized under the laws of France, and subsequently facilitated the ultimate novation of third party retrocession reinsurance contracts in support of the exiting of the reinsurance operations.  No additional net consideration was contemplated upon execution of the novation agreements.  Therefore, the Company had the same net retained risk of zero both prior to and subsequent to the execution of the novations.

SSAP No. 61 defines novation agreements as one which extinguishes one entity’s liability and moves it to another entity, which is applicable under this situation. The retrocession agreement had all references to the Company removed and replaced with SCOR upon completion of the novations.  SSAP No. 61 does not specifically address novation and releases related to retrocession agreements, however as both cedents and retrocessionaires in this situation are a party to the agreement. Therefore, the intent of the novation and release is consistent with the application for direct, cedents application of the standard; thus, the Company reported the novation and release similar to a novation, as outlined in paragraphs 53-56 of SSAP No. 61, with direct adjustments to the balance sheet.

3. Accounting Changes and Correction of Errors

During 2009, the Company corrected the financial statement presentation of the preferred treasury stock.  On December 19, 2007, the Company repurchased 57,340 shares of its Series B preferred shares for $573,400.  The par value of the Series B preferred shares is $10 per share and the liquidation value is also $10 per share.  At December 31, 2007, the financial statement of the Company appropriately presented the $573,400 as preferred treasury stock.  Due to the merger of Life Investors Insurance Company of America (LIICA) and TOLIC into the Company on October 2, and October 1, 2008, respectively, Transamerica Corporation (TA Corp) was issued 86,590 shares of Series B preferred stock.  Rather than reflecting the Series B preferred stock issued as first a reduction of treasury stock, with the remaining shares issued to TA Corp presented as additional shares issued and outstanding, the Company incorrectly presented the entire amount of the 86,590 shares issued to TA Corp as newly issued and outstanding shares.  During 2009, the Company corrected the presentation of the Series B preferred shares, which resulted in a reduction of $573,400 to treasury stock and a reduction in the preferred capital stock line of $573, with an offset to gross paid-in capital.  There was no net surplus impact to the Company due to this correction.

4. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Bonds and Stocks:  The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method.  The fair values of bonds and stocks are reported or determined using the following pricing sources:  indexes, third party pricing services, brokers, external fund managers and internal models.

For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Short-Term Notes Receivable from Affiliates:  The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Policy Loans: The fair value of policy loans is assumed to equal their carrying amount.

Securities Lending Reinvested Collateral:  The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments.  The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indexes, third party pricing services and internal models.

Derivative Financial Instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price at the balance sheet date.  The estimated fair values of swaps, including interest rate and currency swaps, are based on pricing models or formulas using current assumptions.  The estimated fair values of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements.

Investment Contract Liabilities: Fair values for the Company’s liabilities under investment contracts, which include GICs and funding agreements, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.  For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts:  The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices. The fair value of separate account annuity liabilities approximate the fair value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

Surplus Notes:  Fair values for surplus notes are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

Receivable From/Payable to Parents, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company’s financial instruments:

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data.  When available, the Company uses quoted market prices in active markets to determine the fair value of its investments.  The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services.  In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes.  Lastly, securities are priced using internal cash flow modeling techniques.  These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents.  Any changes to their methodologies are noted and reviewed for reasonableness.  In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis.  The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies.  Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value.  The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events.  Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company's financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100.  The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement.  For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).  The levels of the fair value hierarchy are as follows:

Level 1 -                 Unadjusted quoted prices for identical assets or liabilities in active marketsaccessible at the measurement date.

Level 2 -
Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.  Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets
b)	Quoted prices for identical or similar assets or liabilities in non-active markets
c)	Inputs other than quoted market prices that are observable
d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -
Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures as they are not carried at fair value on the balance sheet.

The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument.  If that instrument is held at amortized cost, then the derivative is also held at amortized cost and therefore is not carried at fair value on the balance sheet.

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2011 and 2010:

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes.  Level 3 measurements for bonds are primarily those valued using broker quotes or internal modeling which utilize inputs that are not market observable.

Preferred stock in Level 3 is being internally calculated.

Common stock in Level 3 is comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.  In addition, the Company owns common stock being carried at book value and some warrants that are valued using broker quotes.

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.  The Level 3 derivative liability is a credit swap calculated by simulation using a series of market-consistent inputs to model the dynamics of the swap.  The inputs are taken from market instruments to the extent that they exist.

Separate account assets are valued and classified in the same way as general account assets (described above).  For example, separate account assets in Level 3 are those valued using broker quotes or internal modeling which utilize unobservable inputs.

The following tables summarize the changes in assets and liabilities classified in Level 3 for 2011 and 2010:

The Company’s policy is to recognize transfers in and out of Level 3 as of the beginning of the reporting period.

Transfers in for bonds were partly attributable to securities being valued using third party vendor inputs at December 31, 2010 and 2009, subsequently changing to being valued using broker quotes which utilize unobservable inputs, thus causing the transfer into Level 3 during 2011 and 2010, respectively. Transfers in for bonds were also the result of securities not carried at fair value as of December 31, 2010 and 2009, subsequently changing to being carried at fair value during 2011 and 2010, respectively.

Transfers out for bonds were partly attributable to securities being valued using broker quotes which utilize unobservable inputs at December 31, 2010, subsequently changing to being valued using third party vendor inputs during 2011. In addition, transfers out for bonds were attributed to securities being carried at fair value as of December 31, 2010 and 2009, subsequently changing to being carried at amortized cost during 2011 and 2010, respectively. Additionally, there were some securities that were valued using internal modeling at December 31, 2009.  Those securities were valued using third party vendor inputs at December 31, 2010.

Transfers in for preferred stock were the result of securities not carried at fair value as of December 31, 2009 subsequently changing to being carried at fair value as of December 31, 2010.  Such changes were the result of a change in the price source, change in NAIC rating and impairment.

Transfers out for preferred stock were attributable to securities being carried at fair value as of December 31, 2009, subsequently changing to being carried at amortized cost as of December 31, 2010. Such changes were the result of a change in the price source, change in NAIC rating and impairment.

Transfers in for common stock were the result of securities being valued using index pricing at December 31, 2010, subsequently being valued using unobservable inputs during 2011.  Transfers in for common stock were the result of warrants being valued using third party vendor inputs at December 31, 2009.  The valuation of those warrants changed at December 31, 2010 to using broker quotes which utilize unobservable inputs.

Transfers out for common stock were the result of securities being valued using unobservable inputs at December 31, 2010, subsequently being valued using index pricing during 2011.

Transfers in for separate account assets were attributable to bonds being valued using third party vendor inputs at December 31, 2010, subsequently changing to being valued using broker quotes which utilize unobservable inputs during 2011.

Transfers out for separate account assets were attributable to bonds being valued using broker quotes which utilize unobservable inputs at December 31, 2010 and 2009, subsequently changing to being valued using third party vendor inputs during 2011 and 2010, respectively.

5. Investments

The carrying amounts and estimated fair value of investments in bonds and preferred stock are as follows:

At December 31, 2011 and 2010, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 593 and 784 securities with a carrying amount of $6,503,336 and $9,237,482 and an unrealized loss of $1,399,168 and $1,596,223 with an average price of 78.5 and 82.7 (fair value/amortized cost).  Of this portfolio, 58.7% and 67.8% were investment grade with associated unrealized losses of $544,964 and $750,760, respectively.

At December 31, 2011 and 2010, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 568 and 1,224 securities with a carrying amount of $3,644,457 and $10,099,730 and an unrealized loss of $187,775 and $356,041 with an average price of 94.9 and 96.5 (fair value/amortized cost).  Of this portfolio, 84.8% and 97.3% were investment grade with associated unrealized losses of $146,947 and $345,226, respectively.

At December 31, 2011 and 2010, respectively, for common stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 2 and 2 securities with a cost of $2 and $15 and an unrealized loss of $1 and $9 with an average price of 50.6 and 38.2 (fair value/cost).

At December 31, 2011 and 2010, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 19 and 25 securities with a cost of $2,748 and $23,086 and an unrealized loss of $429 and $1,002 with an average price of 84.4 and 95.7 (fair value/cost).

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2011 and 2010 is as follows:

The carrying amount and estimated fair value of bonds at December 31, 2011, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

Banking

At December 31, 2011 the Company’s banking sector portfolio had investments in an unrealized loss position which had a fair value of $1,295,175 and a carrying value of $1,575,241, resulting in a gross unrealized loss of $280,066.  The banking sub-sector in the Company’s portfolio is large, diverse and of high quality. The unrealized losses in the banking sub-sector primarily reflect the size of the Company’s holdings, low floating rate coupons on some securities and credit spread widening in the sector due to the European Sovereign debt crisis as well as residual impact from the U.S. financial crisis.

As a whole, the sub-sector remained volatile in 2011 as financial bail-outs in Greece, Ireland and Portugal led to fears that Italy and Spain may require similar International bail-outs. European banks hold a significant amount of sovereign debt on their balance sheets.  Subordinated securities, specifically, have become a target for liability management exercises by some European banks as they attempt to raise core Tier 1 ratios to 9% by June 2012, as required by the European Banking Authority.  Deeply subordinated securities became more volatile following successful attempts by the European Commission to impose “burden sharing” on the subordinated securities of those banks receiving significant state-aid as a result of the 2008 financial crisis. Furthermore, proposed legislation in the U.S. and Europe could give governments wide discretion to impose “burden sharing” on both senior and subordinated bondholders in order to quickly stabilize or wind-up troubled banks. While these measures have made existing subordinated securities more volatile in the near-term, new, more stringent global legislation on bank capital and liquidity requirements is intended to reduce overall risk in the sector going forward. Furthermore, central banks appear committed to providing liquidity to the market and, as a result, asset write-downs and credit losses have diminished substantially in all but the most troubled countries. The value of the Company’s investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid.  The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2011.

Subprime Mortgages

At December 31, 2011, the Company’s asset-backed securities (ABS) subprime mortgages portfolio had investments in an unrealized loss position which had a fair value of $782,802 and a carrying value of $957,131, resulting in a gross unrealized loss of $174,329. The unrealized loss in the sector is primarily a result of the housing downturn the United States has experienced since 2007.  Even with the stabilization over the past two years, fundamentals in ABS subprime mortgages continue to be weak, which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level, while prepayments remain at historically low levels.  Due to the weak fundamental situation, reduced liquidity and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class.

The Company does not currently invest in or originate whole loan residential mortgages. The Company categorizes ABS issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. The Company also categorizes ABS issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The Company does not have any “direct” residential mortgages to subprime borrowers outside of the ABS structures.

All ABS subprime mortgage securities are monitored and reviewed on a monthly basis.  Detailed cash flow models using the current collateral pool and capital structure on the portfolio are reviewed quarterly.  Model output is generated under base and stress-case scenarios. The Company’s internal ABS-housing asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by observing historical rates from broader market data and by adjusting those rates for vintage specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are closely analyzed by the Company’s internal asset specialist to determine whether or not the particular tranche or holding is at risk for not collecting all contractual cash flows, taking into account the seniority and other terms of the tranches held.

If cash flow models indicate a credit event will impact future cash flows and the Company does not have the intent to sell the tranche or holding and does have the intent and ability to hold the security, the security is impaired to discounted cash flows. As the remaining unrealized losses in the ABS subprime mortgage portfolio relate to holdings where the Company expects to receive full principal and interest, the Company does not consider the underlying investments to be impaired as of December 31, 2011.

Residential Mortgage-Backed Securities (RMBS) Sector

At December 31, 2011, the Company’s RMBS sector portfolio had investments in an unrealized loss position which had a fair value of $1,639,555 and a carrying value of $2,295,503, resulting in a gross unrealized loss of $655,948.  RMBS are securitizations of underlying pools of residential mortgages on real estate. The underlying residential mortgages have varying credit ratings and are pooled together and sold in tranches.  The Company’s RMBS includes prime jumbo pass-throughs and collateralized mortgage obligations (CMOs), Alt-A RMBS, negative amortization RMBS, government sponsored enterprise (GSE) guaranteed pass-throughs and reverse mortgage RMBS. The unrealized loss in the sector is primarily a result of the housing downturn the United States has experienced since 2007.  Even with the stabilization over the past two years, fundamentals in RMBS continue to be weak, which impacts the magnitude of the unrealized loss. Delinquencies and severities in property liquidations remain at an elevated level, while prepayments remain at historically low levels. Due to the weak fundamental situation, reduced liquidity and the requirement for higher yields due to market uncertainty, credit spreads remain elevated across the asset class.

All RMBS securities of the Company are monitored and reviewed on a monthly basis.  Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios.  The Company’s internal RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are closely analyzed by the Company’s internal asset specialists to determine whether or not the particular tranche or holding is at risk for not collecting all contractual cash flows, taking into account the seniority and other terms of the tranches held.

If cash flow models indicate a credit event will impact future cash flows and the Company does not have the intent to sell the tranche or holding and does have the intent and ability to hold the security, the security is impaired to discounted cash flows. As the remaining unrealized losses in the RMBS portfolio relate to holdings where the Company expects to receive full principal and interest, the Company does not consider the underlying investments to be impaired as of December 31, 2011.

The following tables provide the aggregate totals for loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold, in which the security is written down to fair value.

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

The following loan-backed and structured securities were held at December 31, 2011, for which an OTTI had been previously recognized:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
000759BP4	$ 636	$ 575	$ 61	$ 575	$ 596	1Q 2011
02146QAB9	70,359	68,745	1,614	68,745	38,728	1Q 2011
02146QAD5	39,209	38,422	787	38,422	23,134	1Q 2011
05951VAV1	50,127	49,693	434	49,693	36,948	1Q 2011
12667GXW8	20,351	20,185	166	20,185	17,916	1Q 2011
12668WAC1	12,000	11,713	287	11,713	6,354	1Q 2011
12669GTS0	43,618	42,859	759	42,859	23,303	1Q 2011
14984WAA8	7,559	7,446	113	7,446	6,053	1Q 2011
45661EAE4	2,499	1,726	773	1,726	1,584	1Q 2011
525221GR2	1,281	935	346	935	823	1Q 2011
525221HE0	3,197	2,782	415	2,782	4,994	1Q 2011
70557RAB6	31,956	31,770	186	31,770	22,910	1Q 2011
75970JAJ5	4,756	4,657	99	4,657	3,022	1Q 2011
75971EAF3	6,002	5,832	170	5,832	3,548	1Q 2011
76110G3H2	2,794	957	1,837	957	1,715	1Q 2011
76110WPD2	2,513	2,396	117	2,396	2,421	1Q 2011
761118VY1	20,054	19,668	386	19,668	10,670	1Q 2011
81379EAD4	3,256	2,091	1,165	2,091	338	1Q 2011
83611XAE4	1,051	333	718	333	280	1Q 2011
86358EZU3	5,921	4,980	941	4,980	2,029	1Q 2011
871928AX5	4,227	3,582	645	3,582	3,582	1Q 2011
749248AG5	14,227	14,034	193	14,034	12,482	1Q 2011
75970QAD2	7,057	6,770	287	6,770	4,870	1Q 2011
045427AE1	1,865	1,490	375	1,490	893	2Q 2011
12638DAA4	86,532	83,834	2,698	83,834	74,622	2Q 2011
12640PAA3	6,639	6,345	294	6,345	6,562	2Q 2011
126670ZN1	21,165	19,024	2,141	19,024	4,055	2Q 2011
12668WAC1	20,241	20,000	241	20,000	10,222	2Q 2011
126694A32	14,807	14,701	106	14,701	8,458	2Q 2011
12669GTS0	41,692	36,985	4,707	36,985	19,529	2Q 2011
225470T94	5,822	5,751	71	5,751	5,035	2Q 2011
22942KCA6	17,023	15,111	1,912	15,111	12,886	2Q 2011
3622NAAE0	56,897	54,879	2,018	54,879	33,811	2Q 2011
36245CAC6	791	737	54	737	220	2Q 2011
41161MAC4	50,636	49,540	1,096	49,540	30,482	2Q 2011
46628SAJ2	8,682	8,522	160	8,522	5,898	2Q 2011
52524MAW9	9,284	8,219	1,065	8,219	4,938	2Q 2011
550279BA0	25,520	24,577	943	24,577	15,391	2Q 2011
61754HAB8	2,086	2,056	30	2,056	1,317	2Q 2011
65536PAA8	1,661	1,630	31	1,630	915	2Q 2011
75970JAJ5	4,580	4,532	48	4,532	2,831	2Q 2011
75970QAH3	6,059	5,852	207	5,852	3,694	2Q 2011
75971EAF3	11,519	11,413	106	11,413	6,260	2Q 2011
76110G3H2	1,601	870	731	870	889	2Q 2011
761118RM2	2,770	2,728	42	2,728	1,567	2Q 2011
761118VY1	18,605	17,970	635	17,970	9,203	2Q 2011
81379EAD4	1,740	1,414	326	1,414	97	2Q 2011
83611XAE4	329	118	211	118	157	2Q 2011
86358EZU3	4,946	4,370	576	4,370	689	2Q 2011
93934FHC9	34,880	33,497	1,383	33,497	22,366	2Q 2011
93936NBC6	863	407	456	407	389	2Q 2011
749248AG5	17,308	17,277	31	17,277	15,674	2Q 2011

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
75970QAD2	$ 6,672	$ 6,218	$ 454	$ 6,218	$ 4,565	2Q 2011
02146QAB9	66,595	63,475	3,120	63,475	35,341	3Q 2011
02146QAD5	36,649	35,735	914	35,735	19,535	3Q 2011
026936AA2	154,988	149,463	5,525	149,463	77,940	3Q 2011
05948KV63	11,652	11,491	161	11,491	9,696	3Q 2011
12638DAA4	54,787	56,934	(2,147)	56,934	51,075	3Q 2011
12666UAC7	18,561	18,558	3	18,558	11,605	3Q 2011
12668WAC1	11,129	11,075	54	11,075	5,017	3Q 2011
126694A32	9,401	9,090	311	9,090	4,986	3Q 2011
12669GTS0	35,892	34,078	1,814	34,078	16,984	3Q 2011
14984WAA8	6,939	6,757	182	6,757	5,293	3Q 2011
225470FJ7	4,294	4,257	37	4,257	3,730	3Q 2011
225470U27	4,713	4,667	46	4,667	3,692	3Q 2011
36244SAE8	672	669	3	669	488	3Q 2011
45661EAE4	1,621	1,190	431	1,190	763	3Q 2011
65536PAA8	1,265	1,232	33	1,232	604	3Q 2011
75970JAJ5	4,448	4,387	61	4,387	2,509	3Q 2011
75970QAH3	5,736	5,668	68	5,668	3,292	3Q 2011
75971EAF3	5,552	5,473	79	5,473	2,623	3Q 2011
761118RM2	2,637	2,568	69	2,568	1,387	3Q 2011
761118VY1	17,391	17,101	290	17,101	8,517	3Q 2011
81379EAD4	1,743	669	1,074	669	66	3Q 2011
92922FZ27	20,331	20,154	177	20,154	18,067	3Q 2011
93936NBC6	323	97	226	97	77	3Q 2011
75970QAD2	6,107	5,878	229	5,878	3,811	3Q 2011
17311QAA8	23,608	21,769	1,839	21,769	21,769	3Q 2011
002927AA9	1,207	930	277	930	930	3Q 2011
02146QAC7	33,428	32,478	950	32,478	14,430	4Q 2011
05948KL31	14,784	14,778	6	14,778	11,547	4Q 2011
059494AA2	32,494	31,969	525	31,969	24,787	4Q 2011
12638DAA4	55,461	53,176	2,285	53,176	49,194	4Q 2011
12640PAA3	6,122	5,942	180	5,942	6,115	4Q 2011
12667G5G4	15,321	14,995	326	14,995	14,377	4Q 2011
12668RAA6	24,029	23,537	492	23,537	11,676	4Q 2011
12668WAC1	10,903	10,666	237	10,666	4,723	4Q 2011
126694A32	37,195	36,657	538	36,657	19,337	4Q 2011
12669GTS0	33,195	31,654	1,541	31,654	13,920	4Q 2011
225470FJ7	4,254	3,968	286	3,968	3,712	4Q 2011
225470YD9	44,143	41,031	3,112	41,031	39,881	4Q 2011
32027LAG0	57	1	56	1	–	4Q 2011
35729PPC8	629	478	151	478	235	4Q 2011
3622NAAE0	54,725	53,750	975	53,750	33,707	4Q 2011
41161MAC4	47,897	45,318	2,579	45,318	25,821	4Q 2011
525170CG9	87	84	3	84	66	4Q 2011
52522QAM4	92,552	86,587	5,965	86,587	68,719	4Q 2011
65536PAA8	1,209	1,196	13	1,196	494	4Q 2011
74925FAA1	12,139	11,693	446	11,693	11,226	4Q 2011
75970QAH3	5,559	5,520	39	5,520	3,160	4Q 2011
75971EAF3	5,387	5,294	93	5,294	2,461	4Q 2011
761118AH1	25,892	25,531	361	25,531	24,066	4Q 2011
81378KAC3	11,316	5,016	6,300	5,016	6,463	4Q 2011
81379EAD4	655	57	598	57	44	4Q 2011

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
83611XAE4	$ 107	$ 36	$ 71	$ 36	$ 18	4Q 2011
12669F2J1	6,472	5,885	587	5,885	3,699	4Q 2011
75970QAD2	5,774	5,550	224	5,550	3,679	4Q 2011
48123HAA1	1,991	1,551	440	1,551	580	4Q 2011
000759BP4	788	785	3	785	625	1Q 2010
02148AAA4	51,172	50,652	520	50,652	33,152	1Q 2010
02148YAJ3	8,309	8,128	181	8,128	6,809	1Q 2010
045427AE1	3,371	1,805	1,566	1,805	610	1Q 2010
12640PAA3	9,684	9,480	204	9,480	8,902	1Q 2010
126670ZN1	26,523	21,352	5,171	21,352	3,899	1Q 2010
12667G5G4	20,112	19,900	212	19,900	17,911	1Q 2010
126685DZ6	6,759	6,287	472	6,287	5,438	1Q 2010
225470FJ7	6,264	6,146	118	6,146	5,130	1Q 2010
225470YD9	60,770	59,922	848	59,922	37,312	1Q 2010
22942KCA6	22,560	22,305	255	22,305	16,542	1Q 2010
23245CAF7	256	246	10	246	586	1Q 2010
32027LAG0	110	94	16	94	57	1Q 2010
32028TAF4	171	85	86	85	100	1Q 2010
35729PPZ7	17,077	14,880	2,197	14,880	248	1Q 2010
361856EC7	25,782	25,461	321	25,461	16,478	1Q 2010
3622MAAF8	205	134	71	134	52	1Q 2010
38011AAC8	2,581	2,563	18	2,563	2,023	1Q 2010
43710LAF1	82	8	74	8	34	1Q 2010
45661EAE4	27,998	20,271	7,727	20,271	9,966	1Q 2010
46628SAJ2	10,507	10,154	353	10,154	6,420	1Q 2010
525170CG9	1,722	1,657	65	1,657	1,404	1Q 2010
525221GR2	6,622	3,934	2,688	3,934	1,875	1Q 2010
525221HE0	15,734	11,848	3,886	11,848	4,671	1Q 2010
52524MAW9	10,557	9,991	566	9,991	3,594	1Q 2010
52524YAA1	42,308	42,286	22	42,286	33,282	1Q 2010
655374AA4	2,702	2,353	349	2,353	1,117	1Q 2010
68400DAG9	2,794	1,924	870	1,924	106	1Q 2010
70557RAB6	37,812	32,192	5,620	32,192	18,685	1Q 2010
74925FAA1	17,548	16,761	787	16,761	15,542	1Q 2010
76110WPD2	3,676	3,388	288	3,388	2,855	1Q 2010
76110WQB5	15,198	14,267	931	14,267	12,048	1Q 2010
761118RM2	3,297	3,186	111	3,186	1,587	1Q 2010
761118VY1	28,164	25,601	2,563	25,601	11,604	1Q 2010
81379EAD4	5,191	3,589	1,602	3,589	99	1Q 2010
86357UAA9	23,809	21,484	2,325	21,484	16,973	1Q 2010
86357UBM2	4,156	3,750	406	3,750	3,020	1Q 2010
86358EZU3	8,992	7,205	1,787	7,205	2,672	1Q 2010
86365EAA5	12,138	10,952	1,186	10,952	8,530	1Q 2010
86365EAC1	5,116	4,617	499	4,617	3,718	1Q 2010
86365KAA1	4,184	3,775	409	3,775	2,989	1Q 2010
93935FAA9	5,241	5,003	238	5,003	2,472	1Q 2010
000759BP4	757	700	57	700	589	2Q 2010
02148AAA4	48,811	46,735	2,076	46,735	33,688	2Q 2010
02148YAJ3	7,973	7,794	179	7,794	6,567	2Q 2010
05948KL31	18,007	17,283	724	17,283	11,108	2Q 2010
059494AA2	41,693	41,000	693	41,000	31,082	2Q 2010
05953LAH2	1,318	888	430	888	319	2Q 2010

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
12668VAF6	$ 8,391	$ 8,232	$ 159	$ 8,232	$ 4,535	2Q 2010
225470FJ7	5,503	5,230	273	5,230	4,981	2Q 2010
225470U27	6,062	5,459	603	5,459	4,457	2Q 2010
22942KCA6	21,269	21,106	163	21,106	15,188	2Q 2010
32054YAD5	353	160	193	160	104	2Q 2010
35729PPZ7	14,854	13,466	1,388	13,466	920	2Q 2010
36244SAE8	901	881	20	881	508	2Q 2010
525170CG9	1,584	1,293	291	1,293	1,635	2Q 2010
525221HE0	11,185	6,764	4,421	6,764	5,228	2Q 2010
52522QAM4	121,936	116,652	5,284	116,652	83,155	2Q 2010
65536PAA8	3,451	3,224	227	3,224	2,937	2Q 2010
761118RM2	3,103	3,049	54	3,049	1,563	2Q 2010
86358EZU3	7,161	6,018	1,143	6,018	1,603	2Q 2010
000759BP4	674	657	17	657	572	3Q 2010
02148AAA4	44,694	41,915	2,779	41,915	35,127	3Q 2010
02148YAJ3	7,636	7,630	6	7,630	5,659	3Q 2010
05948KV63	13,694	13,656	38	13,656	12,859	3Q 2010
059494AA2	39,536	39,315	221	39,315	30,326	3Q 2010
05953LAH2	832	708	124	708	304	3Q 2010
12638DAA4	72,351	64,487	7,864	64,487	58,004	3Q 2010
12640PAA3	7,475	7,142	333	7,142	7,293	3Q 2010
12667G5G4	20,892	20,806	86	20,806	20,536	3Q 2010
126685DZ6	5,919	5,602	317	5,602	4,887	3Q 2010
12669GTS0	50,815	47,578	3,237	47,578	25,003	3Q 2010
225470FJ7	5,065	5,060	5	5,060	5,188	3Q 2010
225470T94	6,996	6,650	346	6,650	5,183	3Q 2010
225470YD9	56,415	53,591	2,824	53,591	39,237	3Q 2010
225492AE7	21,757	21,547	210	21,547	18,885	3Q 2010
22942KCA6	20,247	20,203	44	20,203	15,799	3Q 2010
3622EEAA0	29,835	28,729	1,106	28,729	27,151	3Q 2010
36244SAE8	847	820	27	820	542	3Q 2010
38011AAC8	2,513	2,451	62	2,451	1,914	3Q 2010
525170CG9	1,202	1,082	120	1,082	1,185	3Q 2010
52519LAA6	110,126	101,397	8,729	101,397	87,934	3Q 2010
525221HE0	6,238	5,615	623	5,615	4,141	3Q 2010
65536PAA8	1,894	1,747	147	1,747	1,641	3Q 2010
75970JAJ5	5,448	4,933	515	4,933	2,733	3Q 2010
75970QAH3	7,000	6,369	631	6,369	3,783	3Q 2010
761118AH1	31,985	31,648	337	31,648	26,663	3Q 2010
761118VY1	23,715	22,571	1,144	22,571	11,123	3Q 2010
92922FZ27	23,995	23,692	303	23,692	21,808	3Q 2010
939336Q55	604	596	8	596	279	3Q 2010
05535DAM6	476	415	61	415	318	3Q 2010
05953YAG6	1,788	1,788	–	1,788	1,619	4Q 2010
059515AC0	8,952	8,942	10	8,942	5,480	4Q 2010
36245CAC6	2,589	1,121	1,468	1,121	257	4Q 2010
52524YAA1	3,033	3,012	21	3,012	2,837	4Q 2010
61754HAB8	2,987	2,790	197	2,790	1,467	4Q 2010
02148YAJ3	7,480	7,334	146	7,334	5,783	4Q 2010
05530PAA0	2,460	2,395	65	2,395	2,046	4Q 2010
059494AA2	37,667	37,657	10	37,657	30,418	4Q 2010
059515AC0	8,939	7,602	1,337	7,602	5,504	4Q 2010

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
05953LAH2	$ 626	$ 432	$ 194	$ 432	$ 273	4Q 2010
05953YAG6	1,732	1,553	179	1,553	1,575	4Q 2010
12638DAA4	61,724	61,571	153	61,571	56,681	4Q 2010
12667G5G4	8,708	8,607	101	8,607	8,394	4Q 2010
12668RAA6	27,353	25,747	1,606	25,747	16,167	4Q 2010
12669GTS0	46,681	44,524	2,157	44,524	24,463	4Q 2010
14984WAA8	7,942	7,730	212	7,730	6,113	4Q 2010
225470U27	5,279	5,139	140	5,139	4,314	4Q 2010
225470YD9	51,189	50,912	277	50,912	37,621	4Q 2010
22942KCA6	19,399	18,120	1,279	18,120	14,757	4Q 2010
36245CAC6	1,112	833	279	833	258	4Q 2010
36245RAA7	3,756	3,495	261	3,495	2,677	4Q 2010
39539KAF0	10,205	9,957	248	9,957	8,804	4Q 2010
41161MAC4	54,375	52,192	2,183	52,192	33,461	4Q 2010
45661EAE4	8,907	2,644	6,263	2,644	2,517	4Q 2010
52519LAA6	97,842	97,267	575	97,267	84,903	4Q 2010
525221GR2	3,510	1,336	2,174	1,336	1,054	4Q 2010
525221HE0	5,322	3,506	1,816	3,506	3,634	4Q 2010
52522QAM4	106,741	105,722	1,019	105,722	81,409	4Q 2010
52524YAA1	32,722	31,200	1,522	31,200	30,754	4Q 2010
61754HAB8	2,771	2,281	490	2,281	1,448	4Q 2010
74925FAA1	14,656	14,038	618	14,038	13,792	4Q 2010
759676AJ8	6,794	6,391	403	6,391	4,825	4Q 2010
75971EAF3	6,200	6,088	112	6,088	3,542	4Q 2010
76111 8VY1	21,814	20,938	876	20,938	11,309	4Q 2010
81379EAD4	3,583	3,258	325	3,258	348	4Q 2010
863592AP6	21,292	21,076	216	21,076	19,735	4Q 2010
863592AQ4	9,443	9,303	140	9,303	8,654	4Q 2010
92922FZ27	22,761	22,760	1	22,760	20,920	4Q 2010
939336Q55	576	558	18	558	302	4Q 2010
02148AAA4	56,623	55,412	1,211	55,412	27,639	3Q 2009
02148YAJ3	10,038	9,635	403	9,635	5,095	3Q 2009
045427AE1	5,981	4,341	1,640	4,341	388	3Q 2009
126670ZN1	32,849	28,835	4,014	28,835	2,148	3Q 2009
12668VAF6	14,078	9,775	4,303	9,775	3,695	3Q 2009
225470FJ7	7,621	7,494	127	7,494	4,321	3Q 2009
225470T94	9,057	8,721	336	8,721	4,335	3Q 2009
22942KCA6	27,233	25,136	2,097	25,136	14,065	3Q 2009
32027LAG0	156	153	3	153	55	3Q 2009
32028TAF4	214	210	4	210	167	3Q 2009
35729PPC8	3,943	727	3,216	727	169	3Q 2009
3622MAAF8	300	294	6	294	73	3Q 2009
40430FAF9	2,814	591	2,223	591	93	3Q 2009
43710LAF1	152	150	2	150	94	3Q 2009
46628SAJ2	11,798	11,254	544	11,254	4,475	3Q 2009
576435AT8	494	484	10	484	303	3Q 2009
65537 4AA4	3,374	3,252	122	3,252	1,663	3Q 2009
86358EZU3	20,660	10,929	9,731	10,929	3,505	3Q 2009
939336Q55	725	687	38	687	255	3Q 2009
02148AAA4	55,412	54,674	738	54,674	30,484	3Q 2009
12668VAF6	9,775	9,187	588	9,187	4,470	3Q 2009
225470FJ7	7,370	7,107	263	7,107	4,748	3Q 2009

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2011 and 2010 is as follows:

Detail of net investment income (loss) is presented below:

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

The Company had gross realized losses for the years ended December 31, 2011, 2010 and 2009 of $127,005, $192,541 and $618,554, respectively, which relate to losses recognized on other-than-temporary declines in the fair values of bonds and preferred stocks.

Net realized capital gains (losses) on investments are summarized below:

At December 31, 2011 and 2010, the Company had recorded investments in restructured securities of $10,272 and $46,209, respectively.  The capital (losses) gains taken as a direct result of restructures in 2011, 2010 and 2009 were $(4,361), $16,745 and $(84,752), respectively. The Company often has impaired a security prior to the restructure date.  These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

The changes in net unrealized capital gains and losses on investments were as follows:

During 2011, the Company issued mortgage loans with interest rates of 6.16% for commercial loans.  The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2011 at the time of origination was 70%.  The Company did not issue any new mortgage loans during 2010.  During 2011, the Company did not reduce interest rates on any outstanding mortgages.  During 2010, the Company reduced interest rates on mortgages by 3% for one loan in the amount of $1,986, by 2% for one loan in the amount of $1,269 and by 1% for two loans in the amount of $61,000.   At December 31, 2011, there were no loans that were non-income producing for the previous 180 days. At December 31, 2010, mortgage loans with a carrying amount of $6 were non-income producing for the previous 180 days.  Accrued interest of $1 and $3 related to these mortgage loans was excluded from investment income at December 31, 2010 and 2009, respectively.  The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents.  The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property. At December 31, 2011 and 2010 there were no taxes, assessments and other amounts advanced and not included in the mortgage loan total.

At December 31, 2011 and 2010, respectively, the Company held $44,738 and $89,765 in impaired loans with related allowance for credit losses of $8,394 and $6,198. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2011 and 2010, respectively.  The average recorded investment in impaired loans during 2011 and 2010 was $ 53,714 and $137,077, respectively.

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms.  Interest income on nonperforming loans generally is recognized on a cash basis.  For the years ended December 31, 2011, 2010 and 2009, respectively, the Company recognized $3,701, $8,500 and $1,993 of interest income on impaired loans.  Interest income of $3,610, $8,568 and $509, respectively, was recognized on a cash basis for the years ended December 31, 2011, 2010 and 2009.

At December 31, 2011 and 2010, the Company held a mortgage loan loss reserve in the AVR of $65,017 and $77,736, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

At December 31, 2011, 2010 and 2009, the Company had mortgage loans with a total net admitted asset value of $2,416, $13,125 and $13,454, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring.  There were no realized losses during the years ended December 31, 2011, 2010 and 2009 related to such restructurings.  There were no commitments to lend additional funds to debtors owing receivables at December 31, 2011, 2010 or 2009.

A write down of carrying value is required when an investor’s intent to retain the investment in the issuer has changed at the reporting date and there is not a sufficient period of time to allow for any anticipated recovery in value to occur.  At December 31, 2009, the Company recorded an impairment of $15,287 for its investment in Zero Beta Fund, LLC.  The impairment was taken because there is an intent to sell some of the underlying investments of the fund before any anticipated recovery in value would occur.

During 2011, the Company recorded an impairment of $5,770 for its investment in William Blair Mezzanine Capital Fund III, L.P., an impairment of $8,799 for its investment in Harbour Group Investments IV, L.P. and an impairment of $1,697 for its investment in e-Financial Ventures I, L.P.  The impairments were taken because the decline in fair value of the funds was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds was not anticipated.  These write-downs are included in net realized capital gains (losses) within the statements of operations.

During 2010, the Company recorded an impairment of $3,276 for its investment in Stonington Capital Appreciation 1994 Fund, L.P. and an impairment of $272 for its investment in Yield Strategies Fund I, L.P.  The impairments were taken because the decline in fair value of the funds was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds was not anticipated.  These write-downs are included in net realized capital gains (losses) within the statements of operations.

During 2009, the Company recorded impairments of $40,688 and $10,030 for its investment in Real Estate Alternatives Portfolio 2, LLC and Real Estate Alternatives Portfolio 3, LLC, respectively.  The impairment was taken because the declines in fair value of underlying investments of the fund were deemed to be other-than-temporary.

During 2009, the Company recorded an impairment of $2,120 for its investment in Yucaipa Equity Partners, L.P., an impairment of $2,884 for its investment in BCI Growth IV, L.P., an impairment of $296 for its investment in Allsop Venture Partners III, L.P., an impairment of $1,548 for its investment in B III Capital Partners, L.P., an impairment of $551 for its investment in Cahill, Warnock Strategic Partners Fund, L.P., an impairment of $49 for its investment in CM Equity Partners, L.P., an impairment of $133 for its investment in Conning Insurance Capital Limited Partnership III, an impairment of $706 for its investment in FS Equity Partners III, L.P. and an impairment of $5,133 for its investment in Harbour Group Investments III, L.P.  These impairments were taken because the declines in fair value of underlying investments of the funds were deemed to be other-than-temporary.

At December 31, 2011, the Company had ownership interests in sixty-five LIHTC investments.  The remaining years of unexpired tax credits ranged from one to eleven, and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years.  The amount of contingent equity commitments expected to be paid during the years 2012 to 2026 is $53,963.  There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2010, the Company had ownership interests in sixty-two LIHTC investments.  The remaining years of unexpired tax credits ranged from one to eleven. One property was the subject of a review by the South Dakota Housing Development Authority in which the Company responded with corrective actions. The length of time remaining for holding periods ranged from one to sixteen years.  The amount of contingent equity commitments expected to be paid during the years 2011 to 2019 is $29,934.  There were no impairment losses, write-downs or reclassifications during 2010 related to any of these credits.

The following table provides the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2011 and 2010:

*The unused amount reflects credits that the Company deems will be realizable in the period from 2012 to 2015.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits and comparing the projected future tax liability to the availability of remaining state transferable tax credits.  The Company had no impairment losses related to state transferable tax credits.

On December 31, 2010, the Company sold two real estate related limited liability company interests (Transamerica Pyramid Properties, LLC and Transamerica Realty Properties, LLC) to Monumental Life Insurance Company (MLIC), an affiliate, for a combined sale price of $252,975.   The sale price was based predominantly on the valuations of the properties within each of the entities. This transaction resulted in a realized gain of $24,296.

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company's behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty.  If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities).

At December 31, 2011 and 2010, the fair value of all derivative contracts, aggregated at a counterparty level, with a positive fair value amounted to $2,014,879 and $822,271, respectively.

At December 31, 2011 and 2010, the fair value of all derivative contracts, aggregated at a counterparty level, with a negative fair value amounted to $560,015 and $555,186, respectively.

For the years ended December 31, 2011 and 2010, the Company has recorded $142,076, and $(22,972), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting.  This has been recorded directly to unassigned surplus as an unrealized gain (loss).

The Company did not recognize any unrealized gains or losses during 2011 and 2010 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The Company did not recognize any income from options contracts for the years ended December 31, 2011 and 2010.  The Company recognized income from options contracts in the amount of $1,534 for the year ended December 31, 2009.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 21 years for forecasted hedge transactions.

At December 31, 2011 and 2010, none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

As of December 31, 2011 and 2010, the Company has accumulated deferred gains in the amount of $78,051 and $89,357, respectively, related to the termination of swaps that were hedging forecasted transactions.  It is expected that these gains will be used as basis adjustments on future asset purchases expected to transpire throughout 2026.

At December 31, 2011 and 2010, the Company had replicated assets with a fair value of $2,965,038 and $1,422,102 and credit default and forward starting interest rate swaps with a fair value of $(195,744) and $29,383, respectively. For the years ended December 31, 2011 and 2009, the Company recognized $408, and $3,088 in capital losses related to replication transactions. For the year ended December 31, 2010, the Company did not recognize any capital losses related to replication transactions.

As stated in Note 1, the Company replicates investment grade corporate bonds by writing credit default swaps.  As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap.  If such events would take place, the Company has recourse provisions from the proceeds of the bankruptcy settlement of the underlying entity or by the sale of the underlying bond.  As of December 31, 2011, credit default swaps, used in replicating corporate bonds are as follows:

At December 31, 2011, the Company had written options with a fair value of $0 and average fair value for the year of $(32).  At December 31, 2010, the Company had written options with a fair value of $(462) and average fair value for the year of $(425).  The Company had no realized gains or losses for the years ended December 31, 2011 and 2010 related to these options.

At December 31, 2011, the Company had credit default swaps linked to collateralized debt obligations with a fair value of $(11,786) and average fair value for the year of $(10,682).  At December 31, 2010, the Company had credit default swaps linked to collateralized debt obligations with a fair value of $(4,600) and average fair value for the year of $(4,600).  The Company had no realized gains or losses for the years ended December 31, 2011 and 2010 related to these credit default swaps.

At December 31, 2011 and 2010, the Company’s outstanding financial instruments with on and off balance sheet risks, shown in notional amounts, are summarized as follows:

The Company recognized net realized gains (losses) from futures contracts in the amount of $147,183, $(120,396) and $(180,328) for the years ended December 31, 2011, 2010 and 2009, respectively.

Open futures contracts at December 31, 2011 and 2010, were as follows:

At December 31, 2011 and 2010, investments with an aggregate carrying value of $38,140,830 and $44,885,204, respectively, were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities, as required by statute.

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

The Company received reinsurance recoveries in the amount of $2,756,316, $2,580,994 and $2,360,201 during 2011, 2010 and 2009, respectively.  At December 31, 2011 and 2010, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $705,476 and $429,355, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2011 and 2010 of $40,233,402 and $38,345,117, respectively.

The net amount of the reduction in surplus at December 31, 2011 and 2010, if all reinsurance agreements were cancelled, is $231,604 and $18,827, respectively.

On April 26, 2011, AEGON N.V. announced the disposition of its life reinsurance operations, Transamerica Reinsurance, to SCOR, which was effective August 9, 2011. The life reinsurance business conducted by Transamerica Reinsurance was written through several of AEGON N.V.’s U.S. and international affiliates, all of which remain AEGON N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited (TIRI), an Irish reinsurance company.  As a result of this transaction, the Company entered into a series of recapture and reinsurance agreements during the second, third and fourth quarters of 2011 which directly resulted in a pre-tax loss of $3,337,294 which was included in the statement of operations, and a net of tax gain of $2,694,506 which has been credited directly to unassigned surplus.  These amounts include current year amortization of previously deferred gains, as well as releases of previously deferred gains from unassigned surplus into earnings.  Additional information surrounding these transactions is outlined below.

During the second quarter of 2011, the Company recaptured business that was previously reinsured on various bases to affiliates. The Company paid recapture consideration of $320,103, released the associated funds withheld liability of $13,808,943, recaptured reserves of $15,167,234, recaptured other net assets of $26,634 and released a prior deferred gain related to the initial transactions in the amount of $295,083, resulting in a pre-tax loss of $1,356,677, which has been included the statement of operations.  The Company amortized $10,044 prior to the recaptures in 2011 and $4,978 in 2010 of the original gain into earnings on a net of tax basis with a corresponding charge to unassigned surplus.  Additionally, another affiliate recaptured certain business that had been previously reinsured by the Company on a coinsurance basis.  The Company received recapture consideration of $14,200, released assets of $16,678 and released reserves of $16,685, resulting in a pre-tax gain of $14,207, which has been included in the statement of operations.

Subsequently, also effective during the second quarter of 2011, the Company ceded a portion of the recaptured business above to an affiliate on a coinsurance and coinsurance funds withheld bases.  The Company received an initial ceding commission of $40,097, established a funds withheld liability of $11,674,680, released reserves of $12,982,528, transferred other net assets of $364,305 and released an after-tax IMR liability in the amount of $146,227, resulting in a net of tax gain on the transactions in the amount of $785,593, which has been credited directly to unassigned surplus.  During 2011, the Company has amortized $27,742 of this gain into earnings on a net of tax basis with a corresponding charge to unassigned surplus.  Also effective during the second quarter of 2011, the Company ceded a portion of the recaptured business above to a non-affiliate on a coinsurance basis.  The Company paid an initial reinsurance premium of $1,486,693 and ceding commission of $21,270, released reserves and other liabilities of $1,486,692 and released an after-tax IMR liability associated with the block of business in the amount of $50,453, resulting in a net of tax gain on the transaction in the amount of $36,627, which has been credited directly to unassigned surplus.  During 2011, the Company has amortized $1,888 of this gain into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

During the last half of 2011, the Company recaptured business that was associated with the divestiture of the Transamerica Reinsurance operations which was previously retroceded on a coinsurance basis to two affiliates.  The Company received recapture consideration of $243,415, recaptured reserves of $2,168,882, recaptured other assets of $72,124 and released a prior deferred gain related to the initial transactions in the amount of $861,479, resulting in a pre-tax loss of $991,864, which has been included in the statement of operations.  The Company also recaptured business from a non-affiliate in a similar transaction.  The Company paid recapture consideration of $734,171, recaptured reserves of $335,286 and recaptured other net assets of $51,045, resulting in a pre-tax loss of $1,018,412, which has been included in the statement of operations.

Subsequently, during the last half of 2011, the Company ceded business that was associated with the divestiture of the Transamerica Reinsurance operations on a coinsurance basis to a non-affiliate.  The Company paid a reinsurance premium of $273,178, received an initial ceding commission of $79,841, released reserves of $3,146,859, transferred other assets in the amount of $76,768 and released an after-tax IMR liability associated with the block of business in the amount of $33,567, resulting in a net of tax gain on the transaction of $1,903,457, which has been credited directly to unassigned surplus.  The Company has amortized $1,541 of the deferred gains related to the divestiture of the Transamerica Reinsurance operations to a non-affiliate into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

During the last half of 2011, the Company recaptured the business that was associated with the divesture of the Transamerica Reinsurance operations from several AEGON N.V. affiliates.  This business was subsequently ceded to SCOR entities and in addition, retrocession reinsurance treaties were executed.  The Company assigned certain third party retrocession agreements to SCOR entities as a component of the divesture of the Transamerica Reinsurance operations and the associated Master Retrocession Agreement. As a result, the unaffiliated retrocession reinsurance treaties were assigned from the Company to a SCOR entity, resulting in this risk being ceded to SCOR and subsequently to the unaffiliated third parties.  The reserves and assets associated with these assignments were $80,301, where the counterparty’s net reserves ceded exchanged counterparties with no consideration exchanged, resulting in no net income or surplus impact to the Company.

Effective September 30, 2011, the Company recaptured business previously coinsured to an affiliate.  The Company received recapture consideration of $180,000, recaptured reserves of $1,681,459 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $710,014, resulting in a pre-tax loss of $791,445, which has been included in the statement of operations.  Subsequently, the Company reinsured this business, along with additional business, to a new affiliate on a coinsurance funds withheld basis.  The Company established a funds withheld liability of $165,918 and released reserves of $1,714,045, resulting in a net of tax gain of $1,006,283, which has been credited directly to unassigned surplus.  During 2011, the Company amortized $146 into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Effective December 31, 2011, the Company recaptured business that was previously reinsured on a coinsurance funds withheld basis to a non-affiliate.  The Company released the associated funds withheld liability of $6,689 and recaptured reserves of $13,812, resulting in a pre-tax loss of $7,123 which has been included in the statement of operations.  Subsequently, the Company ceded that business, as well as additional in force business written and assumed by the Company and all new policies issued thereafter, on a coinsurance funds withheld basis to an affiliate.  The Company established a funds withheld liability of $19,899 and released reserves of $34,659, resulting in a net of tax gain of $9,594, which has been credited directly to unassigned surplus.

Effective December 1, 2011, the Company recaptured a portion of a block of business that was previously reinsured on a coinsurance funds withheld basis to an affiliate.  The Company received recapture consideration of $5,885, released the associated funds withheld liability of $2,518,729 and recaptured reserves of $2,511,973, resulting in a pre-tax gain of $12,641, which has been included in the statement of operations.  In addition, the Company released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $32,190, which included the recapture of IMR gains in the amount of $46,156 on an after-tax basis.  Subsequently, on December 16, 2011, the Company ceded a portion of this business to a non-affiliate on a coinsurance basis.  The Company paid a ceding commission of $19,537, transferred other assets in the amount of $2,497,844, released reserves of $2,497,844 and released an after-tax IMR liability associated with the block of business in the amount of $115,729, resulting in a net of tax gain in the amount of $103,030, which has been credited directly to unassigned surplus.  During 2011, the Company has amortized $309 (net of tax) of this gain into earnings with a corresponding charge to unassigned surplus.

Effective December 16, 2011, the Company reinsured medium term notes to a non-affiliate on a coinsurance basis.  The Company paid a ceding commission of $8,000, transferred other assets in the amount of $600,594 and released reserves of the same amount, resulting in a pre-tax loss of $8,000, which has been included in the statement of operations.

Effective December 31, 2010, the Company entered into a reinsurance agreement with an affiliate to assume on a 100% quota share basis a block of variable universal life business on a modified coinsurance basis.  Reserves on the block were $1,013,110, with assets backing the block comprised of $853,669 of separate account assets and $159,441 of general account assets.  The Company paid consideration of $193,000, resulting in a pre-tax loss of $193,000 which was included in the statement of operations.

During 2010, the Company entered into assumption reinsurance agreements in which the Company ceded group annuity and accident and health policies to an affiliate.  Reserves of $71,040 were ceded, net assets in the amount of $83,170 were transferred and $12,118 consideration was paid.  This transaction resulted in a net pre-tax loss to the Company of $24,248, which has been reflected in the statement of operations, as this transaction was deemed economic.

During 2010, the Company entered into assumption reinsurance agreements in which the Company assumed term life policies from an affiliate.  Life and claim reserves of $56,845 and $8,004, respectively, and other assets of $5,539 were assumed by the Company.  The Company received consideration of $5,897.  This transaction resulted in a net pre-tax loss to the Company of $53,413, which was reclassified to the balance sheet and presented as goodwill, as this transaction was deemed economic.  The goodwill was to be amortized into operations over the period in which the Company benefits economically, not to exceed 10 years.  Amortization of goodwill for the year ended December 31, 2010 was $2,651.  This business was a component of the business that was moved as a result of the divesture of the Transamerica Reinsurance operations to SCOR, effective August 9, 2011.  As a result, the goodwill associated with this business was fully written off in 2011.

Effective December 31, 2008, the Company ceded certain term life business to an affiliate on a funds withheld basis. Life and claim reserves of $505,004 and $6,874, respectively were released and the Company established other reserves of $28,680. The net of tax gain of $314,079 resulting from this transaction was credited directly to unassigned surplus.  During the first quarter of 2010 and during 2009, the Company amortized $6,969 and $11,425, respectively, on a net of tax basis of this gain back into earnings.  Effective April 1, 2010, the Company recaptured these term life insurance policies from the affiliate.  Life and claim reserves of $484,646 and $3,108, respectively, were assumed along with other net assets of $24,933, resulting in a pre-tax loss of $462,821 which was recognized in the statement of operations.  With the recapture of this business, the previously deferred gain associated with the original July 1, 2009 cession to the affiliate was released into the statement of operations in the amount of $454,900 ($295,685 after-tax).

Subsequent to the recapture and also effective April 1, 2010, the Company entered into an indemnity reinsurance agreement to cede the same block of term life insurance policies to another affiliate on a coinsurance basis.  The Company released life and claim reserves of $484,646 and $3,108, respectively, and other net assets of $24,933, resulting in a net of tax gain of $300,833, which was deferred directly into unassigned surplus.  During 2010, the Company amortized $11,200 of this gain into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Effective July 1, 2009, and concurrent with the merger of CGC into TPIC, the Company recaptured universal life business secondary guarantee reserves previously ceded to CGC, an affiliate.  As a result, a pre-tax loss of $129,005 was included in the statement of operations.  The remaining unamortized gain on a pre-tax basis that resulted from the initial ceding transaction to CGC that had been credited directly to unassigned surplus was released into earnings in the amount of $82,288.

Subsequently, effective July 1, 2009, the Company ceded the same block of universal life business plus additional universal life policies (2009 new issues) to TPIC under a coinsurance agreement.  The pre-tax gain of $184,918 resulting from this transaction was credited directly to unassigned surplus.

Also effective July 1, 2009, the Company ceded certain term life business to TPIC on a coinsurance basis. The net pre-tax gain of approximately $36,489 resulting from this transaction was credited directly to unassigned surplus.

Also effective July 1, 2009, the Company amended a reinsurance agreement with TPIC to change a term agreement from a coinsurance funds withheld treaty to a straight coinsurance treaty.  Assets of $58,394 were transferred to TPIC, and the Company released the funds withheld liability of a like amount.  There was no earnings impact of this treaty amendment.

The Company entered into an indemnity reinsurance agreement with MLIC, an affiliate, effective July 1, 2009 in which the Company agreed to cede on a coinsurance basis fixed deferred annuities issued under selected plans.  The initial consideration paid was $3,474,331, the initial ceding allowance received was $13,677 and reserves ceded were $3,474,331.  In addition, an interest maintenance reserve of $15,469 was transferred to MLIC, resulting in a pre-tax gain of $29,146 on the transaction, which was credited directly to unassigned surplus.  During 2010 and 2009, the Company amortized $3,765 and $1,895, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Effective June 30, 2009, the Company entered into an indemnity reinsurance agreement with Global Preferred Re Limited, an affiliate, to cede on a 90% quota share basis the net liabilities associated with certain of the Company's deferred fixed annuity products issued on or after April 1, 2009 on a coinsurance funds withheld basis.

Effective January 1, 2009, the Company terminated and recaptured a block of US credit life and credit disability business that had been reinsured from LIICA, which merged into the Company effective October 2, 2008, to an affiliate, Canadian Premier Life insurance Company (CPLIC). The Company paid CPLIC a recapture fee of $2,564.  In addition, the unamortized pre-tax gain held by the Company in unassigned surplus resulting from the original insurance transaction was released into income in the amount of $2,910 ($1,892 on a net of tax basis).

The Company entered into an assumption reinsurance agreement with MLIC effective September 30, 2008. The Company was the issuer of a series of corporate-owned life insurance policies issued to LIICA. The assumption reinsurance transaction resulted in the Company novating all liabilities arising under these policies to MLIC. The Company ceded reserves of $138,025 and paid consideration of $125,828. The Company recorded a liability of $12,197 within the remittances line related to this transaction.  The Company amortized $1,073, $1,019 and $1,201 of the liability in 2011, 2010 and 2009, respectively.

During 2011, 2010 and 2009, the Company amortized deferred gains from reinsurance transactions occurring prior to 2009 of $24,955, $54,531 and $34,132, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

TLB acquired the direct liability to the policyholder through a court order from the Hong Kong Special Administrative Region Court, effective December 31, 2006, for most of the  business issued from TOLIC’s branch in Hong Kong.  TLB also acquired the direct liability to the policyholder through a court order from the High Court of the Republic of Singapore, effective December 31, 2006 for all business issued from TOLIC’s branch in Singapore.  The novation of the contracts was approved by the Iowa Insurance Department and all policyholder liabilities were transferred to TLB. All balances assumed by TLB were reflected as direct adjustments to the balance sheet.  As the transfer occurred between affiliated companies no gain or loss was recognized, and the difference between the assets transferred and the statutory liabilities assumed in the amount of $78,993 was recorded as goodwill and will be amortized into operations over the life of the business, not to exceed ten years.  Goodwill in the amount of $8,053, $8,335 and $8,642 was amortized during 2011, 2010 and 2009, respectively, related to this transaction.  TLB is valued on a U.S. statutory basis and includes a deferred gain liability of a similar amount to the goodwill reflected in the financials of the Company.

During 2001, TOLIC novated certain traditional life insurance contracts to TFLIC, an affiliate of the Company, via an assumption reinsurance transaction. Under the terms of this agreement, a significant portion of the future statutory-basis profits from the contracts assumed by TFLIC will be passed through to the Company as an experience rated refund. TOLIC recorded a deferred liability of $14,334 as a result of this transaction, which has been fully amortized at December 31, 2010. The accretion of the deferred liability was $1,433 for 2010 and 2009.

The Company reports a reinsurance deposit receivable of $156,620 and $146,715 as of December 31, 2011 and 2010, respectively.  In 1996, TOLIC entered into a reinsurance agreement with an unaffiliated company where, for a net consideration of $59,716, TOLIC ceded certain portions of future obligations under single premium annuity contracts originally written by the Company in 1993.  Consistent with the requirements of SSAP No. 75, Reinsurance Deposit Accounting, the Company reports the net consideration paid as a deposit.  The amount reported is the present value of the future payment streams discounted at the effective yield rate determined at inception.

During 2011, 2010 and 2009, the Company obtained letters of credit of $841,411, $804,032 and $727,996, respectively, for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

7. Income Taxes

The net deferred income tax asset at December 31, 2011 and 2010 and the change from the prior year are comprised of the following components:

The main components of deferred income tax amounts are as follows:

The Company did not report a valuation allowance for deferred income taxes as of December 31, 2011 or 2010.

As discussed in Note 1, the Company has elected to admit deferred tax assets pursuant to SSAP No. 10R, paragraph 10.e. for the 2011 and 2010 reporting periods.  The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 10R is as follows:

•	10.a. – Federal income taxes paid in prior year that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year
•	10.b.i. – Adjusted gross DTAs, after the application of 10.a., expected to be realized within one year
•	10.b.ii. – 10% of adjusted statutory capital and surplus as shown on most recently filed statement
•	10.c. – Adjusted gross DTAs, after the application of 10.a. and 10.b., that can be offset against gross DTLs after considering the character of the DTAs and DTLs
•
10.d. – If the reporting entity’s financial statements and risk-based capital (RBC) calculated using an admitted adjusted gross DTA as the sum of 10.a., 10.b. and 10.c. results in the Company’s RBC level being above the maximum RBC level where an action level could occur as a result of the trend test (i.e., 250%); then the Company may elect to admit a higher amount of adjusted gross DTAs as calculated in paragraph 10.e.

•
10.e.i. – Federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with IRS tax loss carryback provisions, not to exceed three years

•	10.e.ii.(a) – Adjusted gross DTAs, after the application of 10.e.i, expected to be realized within three years
•	10.e.ii.(b) – 15% of adjusted statutory capital and surplus as shown on most recently filed statement
•	10.e.iii. – Adjusted gross DTAs, after the application of 10.e.i. and 10.e.ii., that can be offset against DTLs after considering the character of the DTAs and DTLs

Total increased admitted adjusted gross DTA’s as the result of the application of paragraph 10.e. SSAP No. 10R:

Used in SSAP No. 10R, paragraph 10.d.:

*As reported on the statutory balance sheet for the most recently filed statement with the domiciliary state commissioner adjusted in accordance with SSAP No. 10R, paragraph 10.b.ii.

•	XXX denotes breakout between ordinary and capital is not applicable to this information.

The impact of tax planning strategies at December 31, 2011 and 2010 was as follows:

Current income taxes incurred consist of the following major components:

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its parent and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement.  Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations.  The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated.  The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carryforward year when so applied.  Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2011.

As of December 31, 2011 and 2010, the Company had no tax credit carryforwards.  As of December 31, 2011 and 2010, the Company had no operating loss or capital loss carryforwards available for tax purposes.

The Company incurred income taxes of $71,382 and $225,077 during 2011 and 2010, respectively, which will be available for recoupment in the event of future net losses.  The Company did not incur income taxes during 2009 which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2011 and 2010 is $1,178 and $44,265, respectively.  The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $1,178.  The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively.  The Company’s interest (benefit) expense related to income taxes for the years ending December 31, 2011, 2010 and 2009 is ($3,883), ($12,048) and $5,088, respectively.  The total interest payable balance as of December 31, 2011 and 2010 is $1,197 and $9,830, respectively.  The Company recorded no liability for penalties.  It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010.  The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

8. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted approximately 0.06% of ordinary life insurance in force at December 31, 2011 and 2010.

For the years ended December 31, 2011, 2010 and 2009, premiums for life participating policies were $17,183, $18,274 and $21,721, respectively.  The Company accounts for its policyholder dividends based on dividend scales and experience of the policies.  The Company paid dividends in the amount of $9,496, $10,074 and $11,010 to policyholders during 2011, 2010 and 2009, respectively, and did not allocate any additional income to such policyholders.

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

Included in the liability for deposit-type contracts at December 31, 2011 and 2010 are $287,687 and $413,274, respectively, of funding agreements issued by an affiliate to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from an affiliated Company which secures that particular series of notes. The funding agreement is reinsured to the Company.  In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for principal and interest for these funding agreements are afforded equal priority as other policyholders.

At December 31, 2011, the contractual maturities were as follows:

The Company’s liability for deposit-type contracts includes GIC’s and funding agreements assumed from MLIC.  The liabilities assumed are $1,721,235 and $1,896,737 at December 31, 2011 and 2010, respectively.

Certain separate and variable accounts held by the Company relate to individual variable life insurance policies.  The benefits provided on the policies are determined by the performance and/or fair value of the investments held in the separate account.  The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative.  The assets of these separate accounts are carried at fair value.  The life insurance policies typically provide a guaranteed minimum death benefit.

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

Information regarding the separate accounts of the Company as of and for the years ended December 31, 2011, 2010 and 2009 is as follows:

TLIC 2011 SEC

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis
(Dollars in Thousands, Except per Share amounts)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account.  At December 31, 2011 and 2010, the Company’s separate account statement included legally insulated assets of $41,472,571 and $38,370,952, respectively.  The assets legally insulated from general account claims at December 31, 2011 and 2010 are attributed to the following products:

Some separate account liabilities are guaranteed by the general account.  In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account.  As of December 31, 2011 and 2010, the general account of the Company had a maximum guarantee for separate account liabilities of $2,870,835 and $1,954,169, respectively.  To compensate the general account for the risk taken, the separate account paid risk charges of $124,016 and $107,662 to the general account in 2011 and 2010, respectively.  As of December 31, 2011 and 2010, the general account of the Company had paid $28,556 and $76,405, respectively, toward separate account guarantees.

At December 31, 2011 and 2010, the Company reported guaranteed separate account assets at amortized cost in the amount of $76,385 and $68,840, respectively, based upon the prescribed practice granted by the State of Iowa as described in Note 2.  These assets had a fair value of $78,032 and $71,653 at December 31, 2011 and 2010, respectively, which would have resulted in an unrealized gain of $1,647 and $2,813, respectively, had these assets been reported at fair value.

At December 31, 2011 and 2010, the Company reported additional separate account assets at amortized cost in the amount of $539,980 and $505,926, respectively, due to a practice prescribed by the State of Iowa, as discussed in Note 2.  These assets had a fair value of $580,896 and $528,910 at December 31, 2011 and 2010, respectively, which would have resulted in an unrealized gain of $40,916 and $22,984, respectively, had these assets been reported at fair value.

The Company does not participate in securities lending transactions within the separate account.

Effective December 31, 2009, the Company adopted Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39.  AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products.  The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981.  Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors.  The aggregate reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) amount, but not less than the standard scenario amount (SSA). The Company reported an increase in reserves and a decrease in net income of $17,571 at December 31, 2009, related to the adoption of AG 43 and changes in the underlying assumptions.

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

At December 31, 2011 and 2010, the Company had variable and separate account annuities with minimum guaranteed benefits as follows:

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies.  These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy’s paid-through date to the policy’s next anniversary date. At December 31, 2011 and 2010, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. At December 31, 2011 and 2010, the Company had insurance in force aggregating $119,164,169 and $465,525,557, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $817,479 and $907,228 to cover these deficiencies at December 31, 2011 and 2010, respectively.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue.  Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards.  The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

9. Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its shareholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2012, without the prior approval of insurance regulatory authorities, is $512,164.

Prior to merging into the Company during 2009, IFLIC was partially owned by unaffiliated participating common shareholders.  At December 31, 2008, IFLIC had 3,000 participating common shares authorized and 1,500 shares issued and outstanding.  Participating shareholders’ surplus is segregated from unassigned surplus on the balance sheet to disclose the surplus required by mandatory participating voting common stock redemption provisions of the Company bylaws.  At December 31, 2008, IFLIC had Participating shareholders’ surplus of $378.  Participating common shareholders were redeemed for cash consideration of $421 during 2009 prior to the merger of IFLIC into the Company, resulting in a reduction of common stock and additional paid-in capital of $2 each and a reduction of unassigned surplus of $417.

The Company received a return of capital of $59 from its subsidiary, Life Investors Alliance, on September 30, 2011.  The Company made an initial capital contribution of $255,000 to its subsidiary, TRRI, on September 27, 2011.  This amount consisted of a $252,500 cash capital contribution and $2,500 in consideration for TRRI’s stock.

The Company received a capital contribution of $200,000 from its parent company, Transamerica International Holdings, Inc., on May 27, 2011.  On December 30, 2009, the Company received a capital contribution of $500,000 from its parent company.

The Company did not pay any dividends in 2011.  The Company paid a common stock dividend of $1,260,830 to its common stock shareholder, TIHI, on December 23, 2010.  The Company paid preferred stock dividends of $36,260 and $102,910 to its preferred stock shareholders, AEGON and Transamerica, respectively, on December 23, 2010.  The Company paid a dividend to its parent company of $10,031 in the form of 1,000 shares of stock of TPIC on June 25, 2009.

The Company received preferred and common stock dividends of $430 and $37,370, respectively, from TFLIC on December 21, 2011.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2011, the Company meets the minimum RBC requirements.

On September 30, 2002, LIICA, which merged in to the Company effective October 2, 2008, received $150,000 from AEGON in exchange for surplus notes.  These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company.  The Company received approval from the Insurance Division, Department of Commerce, of the State of Iowa prior to paying quarterly interest payments.

Additional information related to the outstanding surplus notes at December 31, 2011 and 2010 is as follows:

10. Securities Lending

The Company participates in an agent-managed securities lending program.  The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date.  If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities.  In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2011 and 2010, respectively, securities in the amount of $3,425,216 and $3,841,442 were on loan under securities lending agreements as a part of this program.  At December 31, 2011, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $3,517,849 and $3,954,149 at December 31, 2011 and 2010, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

The maturity dates of the reinvested securities lending collateral are as follows:

For securities lending, the Company’s sources of cash that it uses to return the cash collateral is dependent upon the liquidity of the current market conditions.  Under current conditions, the Company has securities with a par value of $3,520,672 (fair value of $3,517,849) that are currently tradable securities that could be sold and used to pay for the $3,521,430 in collateral calls that could come due under a worst-case scenario.

11. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations.  The benefits are based on years of service and the employee’s eligible annual compensation. Pension expenses were $20,647, $18,324 and $17,949 for the years ended December 31, 2011, 2010 and 2009, respectively.  The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $10,237, $10,390 and $9,654 for the years ended December 31, 2011, 2010 and 2009, respectively.

AEGON sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2011, 2010 and 2009 was negligible. AEGON also sponsors an employee stock option plan/stock appreciation rights for employees of the Company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $3,951, $4,609 and $4,254 related to these plans for the years ended December 31, 2011, 2010 and 2009, respectively.

12. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a common cost allocation service agreement between AEGON companies, in which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered.  The Company is also party to two additional service agreements with Transamerica Advisors Life Insurance Company of New York (TALICNY) and TFLIC, in which the Company provides services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered.  The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations.  AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The net amount received by the Company as a result of being a party to these agreements was $75,124, $46,373 and $32,580 during 2011, 2010 and 2009, respectively.  Fees charged between affiliates approximate their cost. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $60,237, $51,177 and $40,040 for these services during 2011, 2010 and 2009, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement.  The Company incurred expenses under this agreement of $79,375, $67,790 and $73,721 for the years ended December 31, 2011, 2010 and 2009, respectively.

At December 31, 2011 and 2010, respectively, the Company reported a net amount of payables to affiliates of $88,949 and $228,137.  Terms of settlement require that these amounts be settled within 90 days.  Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate.

At December 31, 2011, the Company had short-term intercompany notes receivable of $185,100 as follows.  In accordance with SSAP No. 25, Accounting for and Disclosures about Transactions with Affiliates and Other Related Parties, these notes are reported as short-term investments.

At December 31, 2010, the Company had short-term intercompany notes receivable of $270,000 as follows.  All of these notes were repaid prior to their due date.

During 2011, 2010 and 2009, the Company paid (received) net interest of $252, $142 and $(1,193), respectively, to affiliates.

During 1998, the Company issued life insurance policies to two affiliated companies, covering the lives of certain employees of those affiliates. Aggregate reserves for policies and contracts related to these policies are $148,230 and $143,563 at December 31, 2011 and 2010, respectively.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2011 and 2010, the cash surrender value of these policies was $153,701 and $148,756, respectively.

13. Commitments and Contingencies

At December 31, 2011 and 2010, the Company has mortgage loan commitments of $65,654 and $37,624, respectively. The Company has contingent commitments for $ 384,572 and $457,326 as of December 31, 2011 and 2010, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $53,963 and $29,934, respectively.

There were no private placement commitments outstanding as of December 31, 2011 and 2010.

At December 31, 2011, the net amount of securities being acquired on a “to be announced” (TBA) basis was $10,206.  There were no securities being acquired on a TBA basis as of December 31, 2010.

The Company may pledge assets as collateral for derivative transactions. At December 31, 2011 and 2010, the Company has pledged invested assets with a carrying value of $161,542 and $210,686, respectively, and fair value of $184,431 and $208,328, respectively, in conjunction with these transactions.

As mentioned in Note 1, amendments to SSAP No. 91R during 2010 resulted in the cash collateral received from derivative counterparties as well as the obligation to return the collateral being recorded on the Company’s balance sheet.  The amount of cash collateral posted as of December 31, 2011 and 2010, respectively, was $1,094,873 and $240,335.  In addition, securities in the amount of $382,069 and $104,186 were also posted to the Company as of December 31, 2011 and 2010, respectively, which were not included on the balance sheet of the Company as the Company does not have the ability to sell or repledge the collateral.

The Company may pledge assets as collateral for transactions involving funding agreements.  At December 31, 2011 and 2010, the Company has pledged invested assets with a carrying amount of $138,841 and $182,365, respectively, and fair value of $138,667 and $190,511, respectively, in conjunction with these transactions.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships.  The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships.  Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships.  A significant portion of the remaining term of the guarantees is between 13-21 years.  The Company did not recognize a liability for the low income housing tax credit guarantees due to the adoption of SSAP No. 5R at December 31, 2011, as the maximum potential amount of future payments the Company could be required to make is immaterial to the Company’s financial results.  In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as a decrease in net investment income.  The maximum potential amount of future payments (undiscounted) that the Company could be required to make under these guarantees is $309.  No payments are required as of December 31, 2011.  The current assessment of risk of making payments under these guarantees is remote.
The Company has guaranteed to the Monetary Authority of Singapore (MAS) that it will provide adequate funds to make up for any liquidity shortfall in its wholly-owned foreign life insurance subsidiary, TLB (Singapore Branch), and continue to meet, pay and settle all present and future obligations of TLB.  As of December 31, 2011, there is no payment or performance risk because TLB has adequate liquidity as of this date.

The Company has guaranteed to the Hong Kong Insurance Authority that it will provide the financial support to TLB for maintaining TLB’s solvency at all times so as to enable TLB to promptly meet its obligations and liabilities.  If at any time the value of TLB’s assets do not exceed its liabilities by the prevailing acceptable level of solvency, the Company will increase the paid up share capital of TLB or provide financial assistance to TLB to maintain the acceptable level of solvency.  An acceptable level of solvency is net assets at one hundred and fifty percent of the required margin of solvency as stipulated under the Insurance Companies (Margin of Solvency) Regulation. As of December 31, 2011, there is no payment or performance risk because TLB is able to meet its obligations and has assets in excess of its liabilities by the prevailing level of solvency as of this date.

The Company has guaranteed that TLB will (1) maintain tangible net worth of at least equal to the greater of 165% of Standard & Poor’s Risk-Based Capital and the minimum required by regulatory authorities in all jurisdictions in which TLB operates, (2) have, at all times, sufficient cash to pay all contractual obligations in a timely manner and (3) have a maximum operating leverage ratio of 20 times.  TLIC can terminate this agreement upon thirty days written notice, but not until TLB attains a rating from Standard & Poor’s the same as without the support from this agreement, or the entire book of TLB business is transferred provided that it is transferred to an entity with a rating from S&P that is the same as or better than TLIC’s then current rating or AA, whichever is lower.  As of December 31, 2011, there is no payment or performance risk because TLB has adequate tangible net worth, sufficient cash to meet its obligations and an operating leverage ratio not in excess of 20 times as of this date.

The Company is not able to estimate the financial statement impact or the maximum potential amount of future payments it could be required to make under these three guarantees as they are considered to be unlimited under the provisions of SSAP No. 5R.

The Company has provided a guarantee to TLB’s (Singapore Branch) policyholders.  If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim.  At December 31, 2011, TLB holds related statutory-basis policy and claim reserves of $267,940, which would be the maximum potential amount of future payments the Company could be required to make under this guarantee.  In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims.  As of December 31, 2011, there is no payment or performance risk because TLB is not insolvent as of this date.

The Company did not recognize a liability for any of the TLB guarantees due to the adoption of SSAP No. 5R at December 31, 2011, as a liability is not required for guarantees to or on behalf of a wholly-owned subsidiary.  Management monitors TLB’s financial condition, and there are no indications that TLB will become insolvent.  As such, management feels the risk of payment under these guarantees on behalf of TLB is remote.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations.  The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation.  These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The statutory reserve established at December 31, 2011 for the total payout block is $3,770,907.  As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2011:

The Company had outstanding funding agreements totaling $4,054,848 and $4,500,724 at December 31, 2011 and 2010, respectively, to the FHLB, and the funds received are reported as deposit-type liabilities per SSAP No. 52, Deposit-Type Contracts.  Total reserves are equal to the funding agreements balance.  These funding agreements are used for investment spread management purposes and are subject to the same asset/liability management practices as other deposit-type business.  All of the funding agreements issued to the FHLB are classified in the general account as it is a general obligation of the Company.

Collateral is required by the FHLB to support repayment of the funding agreements.  The amount of pledged collateral at December 31, 2011 and 2010 was $5,859,852 and $6,607,053, respectively.  In addition, the FHLB requires their common stock to be purchased.  The Company owns FHLB common stock with a par value of $160,188 and $210,250 at December 31, 2011 and 2010, respectively.  The FHLB has set funding capacity limits on the Company which are significantly higher than the current funding agreement level; however, the FHLB is under no obligation to extend additional capacity.

The Company has issued synthetic GIC contracts to benefit plan sponsors on assets totaling $1,848,101 and $2,034,558 as of December 31, 2011 and 2010, respectively.  A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants.  In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size.  The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow.  A contract reserve of $3,000 has been established for the possibility of unexpected benefit payments at below market interest rates at December 31, 2011 and 2010.

As of December 31, 2011 and 2010, the Company had entered into a credit enhancement and a standby liquidity asset purchase agreement on a municipal variable rate demand note facility with commitment amounts of $490 and $535, respectively, for which it was paid a fee.  Prior to a change in the remarketing agent, this agreement was drawn upon and repaid during 2009.  The Company does not believe there will be an additional draw under this agreement.  However, if there were, any such draws would be purchases of municipal bonds, which would be repaid with interest.

The Company is a party to legal proceedings involving a variety of issues incidental to its business, including class actions.  Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum.  In addition, there continues to be significant federal and state regulatory activity relating to financial services companies.  The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

During 2010, the Company recorded a one-time provision to general insurance expenses of $140,000 for settlement of a dispute related to a Bank Owned Life Insurance (BOLI) policy in the United States.  Subsequent to the disruption in the credit market, which affected the investment value of the policy’s underlying assets, a suit was filed alleging that the policy terms were not sufficiently fulfilled by AEGON.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law.  Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $33,490 and $37,041 and an offsetting premium tax benefit of $4,744 and $3,550 at December 31, 2011 and 2010, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $(3,645), $2,465 and $460, for the years ended December 31, 2011, 2010 and 2009, respectively.

14. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company has recorded liabilities of $88,828 and $200,977 for municipal repurchase agreements as of December 31, 2011 and 2010, respectively.  The repurchase agreements are primarily collateralized by investment-grade corporate bonds with book values of $94,288 and $235,220, respectively, and fair values of $99,880 and $244,933, respectively, as of December 31, 2011 and 2010.  These securities have maturity dates that range from 2013 to 2025.

For repurchase agreements, the Company rigorously manages asset/liability risks via an integrated risk management framework.  The Company’s liquidity position is monitored constantly, and factors heavily in the management of the asset portfolio.  Projections comparing liquidity needs to available resources in both adverse and routine scenarios are refreshed monthly.  The results of these projections on time horizons ranging from seven days to sixteen months are the basis for the near-term liquidity planning.  This liquidity model excludes new business (non applicable for the spread business), renewals and other sources of cash and assumes all liabilities are paid off on the earliest dates required.  Interest rate risk is carefully managed, in part through rigorously defined and monitored derivatives programs.

The Company did not participate in dollar repurchase agreements at December 31, 2011 or 2010.

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2011 and reacquired within 30 days of the sale date are:

15. Reconciliation to Statutory Statement

The 2008 Annual Statement did not include the appropriate tax effect on the mark to market income on a derivative as of December 31, 2008.  This item was adjusted for in the 2008 financial statements, and was corrected through federal income tax expense in the 2009 Annual Statement.  There were no reconciling items at December 31, 2011 and 2010 or for the years then ended.  The following is a reconciliation of amounts previously reported to the Insurance Division, Department of Commerce, of the State of Iowa in the 2009 Annual Statement, to those reported in the accompanying statutory-basis financial statements:

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, April 13, 2012, provided they give evidence of conditions that existed at the balance sheet date (Type I).  Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II).  As of April 13, 2012, the Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2011.

TLIC 2011 SEC

Transamerica Life Insurance Company

Summary of Investments – Other Than
Investments in Related Parties
(Dollars in Thousands)

December 31, 2011

SCHEDULE I
(1)           Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

TLIC 2011 SEC

Transamerica Life Insurance Company

Supplementary Insurance Information
(Dollars in Thousands)

SCHEDULE III
*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

TLIC 2011 SEC

Transamerica Life Insurance Company

Reinsurance
(Dollars in Thousands)

SCHEDULE IV

TLIC 2011 SEC

PART C - OTHER INFORMATION
Item 26	Exhibits

(a)	(i)	Resolution of the Board of Directors of Transamerica Occidental establishing the separate account (1)
	(ii)	Form of merger agreement between Transamerica Occidental Life Insurance Company and Transamerica Life Insurance Company (6)
	(iii)	Resolution of the Board of Directors of Transamerica Life Insurance Company for the name change of the separate account (6)
(b)	Not Applicable
(c)	Distribution of Policies
	(i)	Form of Variable Insurance Products Sales Agreement (2)
	(ii)	Principal Underwriting Agreement (1)
	(iii)	Form of Amendment No. 8 and Novation to Amended and Restated Principal Underwriting Agreement Among AUSA, TCI and Transamerica Life Insurance Co. (4)
	(iv)	Form of Amendment No. 10 to Principal Underwriting Agreement Among TCI and Transamerica Life Insurance Company (6)
(d)	(i)	Specimen Flexible Premium Variable Life Insurance Policy (7)
	(ii)	Children’s Benefit Rider (7)
	(iii)	Terminal Illness Accelerated Death Benefit Endorsement (7)
	(iv)	Additional Insured Rider (7)
	(v)	Base Insured Rider (7)
	(vi)	Disability Waiver of Monthly Deduction Rider (7)
	(vii)	Disability Waiver of Premium Rider (7)
	(viii)	Accidental Death Benefit Rider (7)
	(ix)	Dollar Cost Averaging Endorsement (7)
	(x)	Asset Rebalancing Program Endorsement (7)
	(xi)	Overloan Protection Rider (7)
	(xii)	Income Protection Rider (7)
	(xiii)	Long Term Care Rider (7)
(e)	Application for Flexible Premium Variable Life Insurance Policy (7)
(f)	(i)	Certificate of Incorporation of Transamerica Life Insurance Company (4)
	(ii)	By-Laws of Transamerica Life Insurance Company (4)
(g)	Not Applicable
(h)	Participation Agreements
	(i)	Participation Agreement Among Fidelity Variable Insurance Products Fund, Fidelity Distributors Corporation and Transamerica Life (7)
(ii)
Amended and Restated Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Transamerica Life Insurance Company and  Transamerica Capital, Inc. dated May 1, 2007 (7)

(iii)
Amendment No. 13 to Participation Agreement Among WRL Series Fund, Inc., PFL Life Insurance Company, AUSA Life Insurance Company, Inc., Peoples Benefit Life Insurance Company and Transamerica Occidental dated April 17, 2000 (3)

(iv)
Amendment No. 37 to Participation Agreement Among Transamerica Series Trust, Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, and Monumental Life Insurance Company (6)

	(v)	Participation Agreement Among American Funds Insurance Series, Transamerica Life Insurance Company and Capital Research and Management Company dated January 28, 2005 (7)
(vi)
Participation Agreement Among Transamerica Life Insurance Company (formerly PFL Life Insurance Company), Transamerica  Capital, Inc. (replacing AFSG Securities Corporation by Amendment & Novation), AllianceBerstein L.P. (formerly Alliance Capital Management L.P.) and AllianceBernstein Investments, Inc. (formerly, AllianceBernstein Investment Research and Management, Inc.) (7)

(i)	Not Applicable

(j)	Not Applicable
(k)	Opinion and Consent of Arthur D. Woods, Esq. as to Legality of Securities Being Registered (7)
(l)	Opinion and Consent of Lorne Schinbein as to Actuarial Matters Pertaining to the Securities Being Registered (7)
(m)	Not Applicable
(n)	Other Opinions:
(i) Written Consent of Sutherland Asbill & Brennan LLP (7)
(ii) Written Consent of Ernst & Young LLP (7)
(o)	Not Applicable
(p)	Not Applicable
(q)	(i) Memorandum describing issuance, transfer and redemption procedures (7)
(r)	Powers of Attorney
Mark W. Mullen
Craig D. Vermie
Brenda K. Clancy
Eric J. Martin
Darryl D. Button
Arthur C. Scheider

_____________________________________
(1)	This exhibit was previously filed on the Initial Registration Statement to Form S-6 Registration Statement dated November 30, 1999 (File No. 333-91851) and is incorporated herein by reference.
(2)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form S-6 Registration Statement dated April 18, 2000 (File No. 333-91851) and is incorporated herein by reference.
(3)	This exhibit was previously filed on Post-Effective Amendment No. 1 to Form S-6 Registration Statement dated April 26, 2001 (File No. 333-91851) and is incorporated herein by reference.
(4)	This exhibit was previously filed on Pre-Effective Amendment No. 2 to Form N-3 dated February 27, 1998 (File No. 333-36297) and is incorporated herein by reference.
(5)	This exhibit was previously filed on Post-Effective Amendment No. 3 to Form N-6 dated April 29, 2003 (File No. 333-91851) and is incorporated herein by reference.
(6)	This exhibit was previously filed on Post-Effective Amendment No. 4 to Form N-6 dated October 2, 2008 (File No. 333-153814) and is incorporated herein by reference.
(7)	To be filed by amendment.

Item 27.                    Directors and Officers of the Depositor

Name	Principal Business Address	Position and Offices with Depositor
Mark W. Mullin	(2)	Director and Chairman of the Board
Craig D. Vermie	(1)	Director, Senior Vice President and General Counsel
Brenda K. Clancy	(1)	Director and President
Eric J. Martin	(1)	Senior Vice President and Corporate Controller
Darryl D. Button	(1)	Director, Executive Vice President and Chief Financial Officer
Arthur C. Schneider	(1)	Director, Senior Vice President and Chief Tax Officer
_____________
(1)	4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001
(2)	100 Light St., Baltimore, MD 21202-1098

Item 28.  Persons Controlled by or Under Common Control with the Depositor or Registrant

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	AEGON USA Realty Advisors, LLC is the non-owner Manager	Real estate investments
239 West 20th Street, LLC	Delaware	Sole Member - AEGON USA Realty Advisors, LLC	Real estate investments
313 East 95th Street, LLC	Delaware	Sole Member - AEGON USA Realty Advisors, LLC	Real estate investments
319 East 95th Street, LLC	Delaware	Sole Member - AEGON USA Realty Advisors, LLC	Real estate investments
AEGON Alliances, Inc.	Virginia	100% Commonwealth General Corporation	Insurance company marketing support
AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor
AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements
AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements
AEGON Canada ULC	Canada
AEGON Canada Holding B.V. owns 168,250,001 shares of Common Stock; 1,500 shares of Series III Preferred stock; 2 shares of Series II Preferred stock.  TIHI Canada Holding, LLC owns 1,441,941.26 shares of Class B - Series I Preferred stock.
Holding company
AEGON Capital Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Portfolio management company/investment advisor
AEGON-CMF GP, LLC	Delaware	Transamerica Realty Services, Inc. is sole Member	Investment in commercial mortgage loans
AEGON Core Mortgage Fund, LP	Delaware	General Partner - AEGON-CMF GP, LLC	Investment in mortgages
AEGON Direct & Affinity Marketing Services Limited	Hong Kong	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.
AEGON Direct Marketing Services, Inc.	Maryland	Monumental Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company
AEGON Direct Marketing Services Australia Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company
AEGON Direct Marketing Services Europe Ltd.	United Kingdom	100% Cornerstone International Holdings, Ltd.	Marketing
AEGON Direct Marketing Services Insurance Broker (HK) Limited	Hong Kong	100% AEGON Direct Marketing Services Hong Kong Limited	Brokerage company
AEGON Direct Marketing Services International, Inc.	Maryland	100% AUSA Holding Company	Marketing arm for sale of mass marketed insurance coverage
AEGON Direct Marketing Services Japan K.K.	Japan	100% AEGON DMS Holding B.V.	Marketing company
AEGON Direct Marketing Services Korea Co., Ltd.	Korea	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.
AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.
AEGON Direct Marketing Services, Inc.	Taiwan	100% AEGON DMS Holding B.V.
Authorized business:  Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government

AEGON Direct Marketing Services (Thailand) Ltd.	Thailand	97% Transamerica International Direct Marketing Consultants, LLC; remaining 3% held by various AEGON employees	Marketing of insurance products in Thailand
AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing
AEGON Fund Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Mutual fund manager
AEGON Funding Company, LLC.	Delaware	100% AEGON USA, LLC	Issue debt securities-net proceeds used to make loans to affiliates
AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies
AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance
AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (91.4675%) ; Monumental Life Insurance Company (8.5325%)	Investment vehicle for securities lending cash collateral
AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company
AEGON N.V.	Netherlands	22.446% of Vereniging AEGON Netherlands Membership Association	Holding company
AEGON Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.
AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies
AEGON U.S. Holding Corporation	Delaware	100% Transamerica Corporation	Holding company
AEGON USA Asset Management Holding, LLC	Iowa	100% AUSA Holding Company	Holding company
AEGON USA Investment Management, LLC	Iowa	100% AEGON USA Asset Management Holding, LLC	Investment advisor
AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company
AEGON USA Realty Advisors, LLC	Iowa	Sole Member - AEGON USA Asset Management Holding, LLC	Administrative and investment services
AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA Travel and Conference Services LLC	Iowa	100% Money Services, Inc.	Travel and conference services
AEGON USA, LLC	Iowa	100% AEGON U.S. Holding Corporation	Holding company
AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive
ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate
American Bond Services LLC	Iowa	100% Transamerica Life Insurance Company (sole member)	Limited liability company
ARC Reinsurance Corporation	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance
ARV Pacific Villas, A California Limited Partnership	California	General Partners - Transamerica Affordable Housing, Inc. (0.5%); Non-Affiliate of AEGON, Jamboree Housing Corp. (0.5%). Limited Partner: Transamerica Life Insurance Company (99%)	Property
Asia Business Consulting Company	China	100% Asia Investments Holdings, Limited	Provide various services upon request from Beijing Dafu Insurance Agency.
Asia Investments Holdings, Limited	Hong Kong	99% Transamerica Life Insurance Company	Holding company
AUSA Holding Company	Maryland	100% AEGON USA, LLC	Holding company
AUSA Properties, Inc.	Iowa	100% AUSA Holding Company	Own, operate and manage real estate
AUSACAN LP	Canada	General Partner - AUSA Holding Co. (1%); Limited Partner - AEGON USA, LLC (99%)	Inter-company lending and general business
AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services
Bay Area Community Investments I, LLC	California	70%Transamerica Life Insurance Company; 30% Monumental Life Insurance Company	Investments in low income housing tax credit properties
Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties
Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties
Beijing Dafu Insurance Agency Co. Ltd.	Peoples Republic of China	10% owned by WFG China Holdings, Inc.; 90% owned by private individual (non-AEGON associated)	Insurance Agency
Canadian Premier Holdings Ltd.	Canada	100% AEGON DMS Holding B.V.	Holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Canadian Premier Life Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company
CBC Insurance Revenue Securitization, LLC	Delaware	100% Clark Consulting, LLC	Special purpose
Chicago Community Housing Fund I, LLC	Delaware	100% Transamerica Life Insurance Company	Investments
Clark/Bardes (Bermuda) Ltd.	Bermuda	100% Clark Consulting, LLC	Insurance agency
Clark, LLC	Delaware	Sole Member - Diverisified Investment Advisors, Inc.	Holding company
Clark Consulting, LLC	Delaware	100% Clark, LLC	Financial consulting firm
Clark Investment Strategies, inc.	Delaware	100% Clark Consulting, LLC	Registered investment advisor
Clark Securities, Inc.	California	100% Clark Consulting, LLC	Broker-Dealer
Commonwealth General Corporation	Delaware	100% AEGONUSA, LLC	Holding company
Consumer Membership Services Canada Inc.	Canada	100% Canadian Premier Holdings Ltd.	Marketing of credit card protection membership services in Canada
Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company
CRG Insurance Agency, Inc.	California	100% Clark Consulting, Inc.	Insurance agency
Creditor Resources, Inc.	Michigan	100% AUSA Holding Co.	Credit insurance
CRI Canada Inc.	Canada	100% Creditor Resources, Inc.	Holding company
CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance
Cupples State LIHTC Investors, LLC	Delaware	100% Garnet LIHTC Fund VIII, LLC	Investments
Diversified Actuarial Services, Inc.	Massachusetts	100% Diversified Investment Advisors, Inc.	Employee benefit and actuarial consulting
Diversified Investors Securities Corp.	Delaware	100% Diversified Investment Advisors, Inc.	Broker-Dealer
Diversified Retirement Corporation	Delaware	100% AUSA Holding Company	Registered investment advisor
Erfahrungsschatz GmbH	Germany	100% Cornerstone International Holdings, Ltd.	Marketing/membership
FD TLIC, LLC	New York	100% Transamerica Life Insurance Company	Broadway production
FD TLIC Ltd.	United Kingdom	100% FD TLIC, LLC	Theatre production
FGH Realty Credit LLC	Delaware	100% FGH USA, LLC	Real estate
FGH USA LLC	Delaware	100% RCC North America LLC	Real estate
FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate
FGP West Mezzanine LLC	Delaware	100% FGH USA LLC	Real estate
FGP West Street LLC	Delaware	100% FGP West Mezzanine LLC	Real estate
FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate
Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate
Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Special-purpose subsidiary
First FGP LLC	Delaware	100% FGH USA LLC	Real estate
Fourth & Market Funding, LLC	Delaware	Commonwealth General Corporation owns 0% participating percentage, but is Managing Member. Ownership: 99% Monumental Life Insurance Company and 1% Garnet Assurance Corporation II	Inactive
Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate
Garnet Assurance Corporation	Kentucky	100%Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments
Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments
Garnet Community Investments, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities
Garnet Community Investments III, LLC	Delaware	100%Transamerica Life Insurance Company	Business investments
Garnet Community Investments IV, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments VII, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments VIII, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments IX, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments X, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments XI, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments XII, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments XVIII, LLC	Delaware	100% Transamerica Life Insurance Company	Investments
Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Real estate investments
Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investment XXVI, LLC	Delaware	100% Transamerica Life Insurance Company	Investments
Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet LIHTC Fund II, LLC	Delaware	Members: Garnet Community Investments II, LLC (0.01%); Metropolitan Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (0.01%); Pydna Corporation, a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments
Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments
Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments
Garnet LIHTC Fund XII-A, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XII-B, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XII-C, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XIII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments
Garnet LIHTC Fund XIII-A, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XIII-B, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XIV, LLC	Delaware	0.01% Garnet Community Investments, LLC; 49.995% Wells Fargo Bank, N.A.; and 49.995% Goldenrod Asset Management, Inc.	Investments
Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments
Garnet LIHTC Fund XVII, LLC	Delaware
 Members: Garnet Community Investments, LLC (0.01%); ~~I~~NG USA Annuity and Life Insurance company, a non-affiliate of AEGON  (12.999%), and ReliaStar Life Insurance Company, a non-affiliate of AEGON (86.991%).
Investments
Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments
Garnet LIHTC Fund XXI, LLC	Delaware	100% Garnet Community Investments, LLC	Investments
Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XXIV, LLC	Delaware	100% Garnet Community Investments XXVI, LLC	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable Housing I LLC (1%)	Investments
Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments
Garnet LIHTC Fund XXVII, LLC	Delaware
Members:  Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON:  Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Brank and Trust Company (18.1714%)
Investments
Garnet LIHTC Fund XXVIII, LLC	Delaware
Members:  Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON:  USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)
Real estate investments
Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments
Garnet LIHTC Fund XXX, LLC	Delaware	Managing Member - Garnet Community Investments XXX, LLC	Investments
Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable Housing I, LLC (1%)	Investments
Global Preferred Re Limited	Bermuda	100% AEGON USA, LLC	Reinsurance
Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Innergy Lending, LLC	Delaware	50% World Financial Group, Inc.; 50% ComUnity Lending, Inc.(non-AEGON entity)	In the process of being dissolved
Intersecurities Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Investment Advisors International, Inc.	Delaware	100% AUSA Holding Company	Investments
Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Co.	Leases business equipment
IWA Commercial Venture, LLC	Georgia	Sole Member - Investors Waranty of America, Inc.	Maintain property tax abatement
Legacy General Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company
Life Investors Alliance, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities
LIICA Holdings, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	To form and capitalize LIICA Re I, Inc.
LIICA Re I, Inc.	Vermont	100% LIICA Holdings, LLC	Captive insurance company
LIICA Re II, Inc.	Vermont	100%Transamerica Life Insurance Company	Captive insurance company
Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding Co.	Trust company
MLIC Re I, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company
Money Services, Inc.	Delaware	100% AUSA Holding Co.	Provides financial counseling for employees and agents of affiliated companies
Monumental Financial Services, Inc.	Maryland	100% AEGON USA, LLC	DBA in the State of West Viriginia for United Financial Services, Inc.
Monumental General Administrators, Inc.	Maryland	100% AUSA Holding Company	Provides management services to unaffiliated third party administrator
Monumental Life Insurance Company	Iowa	87.72% Commonwealth General Corporation; 12.28% AEGON USA, LLC	Insurance Company
nVISION Financial, Inc.	Iowa	100% AUSA Holding Company	Special-purpose subsidiary
NEF Investment Company	California	100% Transamerica Life Insurance Company	Real estate development
New Markets Community Investment Fund, LLC	Iowa	50% AEGON Institutional Markets, Inc.; 50% AEGON USA Realty Advisors, Inc.	Community development entity
Oncor Insurance Services, LLC	Iowa	Sole Member - Life Investors Financial Group, Inc.	Direct sales of term life insurance
Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Stonebridge Life Insurance Company	Special-purpose subsidiary
Pine Falls Re, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company
Primus Guaranty, Ltd.	Bermuda
Partners are:  Transamerica Life Insurance Company (13.1%) and non-affiliates of AEGON:  XL Capital, Ltd. (34.7%); CalPERS/PCO Corporate Partners Fund, LLC (13.0%); Radian Group (11.1%). The remaining 28.1% of stock is publicly owned.
Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.
Prisma Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company
Prisma Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
PSL Acquisitions, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Aquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed read estate.
PSL Acquisitions Operating, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Owner of Core subsidiary entities
Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance
RCC North America LLC	Delaware	100% AEGON USA, LLC	Real estate
Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: Transamerica Life Insurance Company (90.96%); Monumental Life Insurance Company (6.30%); Transamerica Financial Life Insurance Company (2.74%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (90.25%); Transamerica Financial Life Insurance Company (7.5%); Stonebridge Life Insurance Company (2.25%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (73.4%); Monumental Life Insurance Company (25.6%); Stonebridge Life Insurance Company (1%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Monumental Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (52.6%); Stonebridge Life Insurance Company (1%)	Real estate alternatives investment
Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment
Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment
Realty Information Systems, Inc.	Iowa	100% Transamerica Realty Services, LLC	Information Systems for real estate investment management

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Retirement Project Oakmont	California
General Partner: Transamerica Oakmont Retirement Associates, a CA limited partnership; Transamerica Life Insurance Company (limited partner); and Oakmont Gardens, a CA limited partnership (non-AEGON entity limited partner).  General Partner of Transamerica Oakmont Retirement Associates is Transamerica Oakmont Corporation. 100 units of limited partnership interests widely held by individual investors.
Senior living apartment complex
River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company
Second FGP LLC	Delaware	100% FGH USA LLC	Real estate
Selient Inc.	Canada	100% Canadian Premier Holdings Ltd.	Application service provider providing loan origination platforms to Canadian credit unions.
Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate
Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Holding company
Southwest Equity Life Insurance Company	Arizona	Voting common stock is allocated 75% of total cumulative vote - AEGON USA, LLC. Participating Common stock (100% owned by non-AEGON shareholders) is allocated 25% of total cumulative vote.	Insurance
St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan
Stonebridge Casualty Insurance Company	Ohio	100% AEGON USA, LLC	Insurance company
Stonebridge Group, Inc.	Delaware	100% Commonwealth General Corporation	General purpose corporation
Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company
Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company
Stonebridge Reinsurance Company	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company
TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as a general partner in a lower-tier tax credit entity
TAHP Fund 1, LLC	Delaware	Sole Member - Monumental Life Insurance Company	Real estate investments
TAHP Fund 2, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit
TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estatement investments
TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property
TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company
TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company
The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Craig D. Vermie	Delaware	AEGON International B.V.	Voting Trust
The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate
THH Acquisitions, LLC	Iowa	Sole Member - Investors Waranty of America, Inc.	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, Inc. and holder of foreclosed real estate.
TIHI Canada Holding, LLC	Iowa	Sole Member - Transamerica International Holdings, Inc.	Holding company
TIHI Mexico, S. de R.L. de C.V.	Mexico	95% Transamerica International Holdings, Inc.; 5% Transamerica Life Insurance Company
To render and receive all kind of administrative, accountant, mercantile and financial counsel and assistance to and from any other Mexican or foreign corporation, whether or not this company is a shareholder of them

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company
Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Tradition Irrigation Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Irrigation company
Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company
Transamerica Advisors Life Insurance Company	Arkansas	100% AEGON USA, LLC	Insurance company
Transamerica Advisors Life Insurance Company of New York	New York	100% AEGON USA, LLC	Insurance company
Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company
Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company
Transamerica Affordable Housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding Company	Special purpose subsidiary
Transamerica Annuity Service Corporation	New Mexico	100% Transamerica International Holdings, Inc.	Performs services required for structured settlements
Transamerica Asset Management, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 77%; AUSA Holding Co. owns 23%.	Fund adviser
Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation
Transamerica Capital, Inc.	California	100% AUSA Holding Co.	Broker/Dealer
Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company
Transamerica Consultora Y Servicios Limitada	Chile	95% Transamerica Life Insurance Company; 5% Transamerica International Holdings, Inc.	Special purpose limited liability corporation
Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company
Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance
Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company
Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company
Transamerica Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.
Transamerica Direct Marketing Consultants Private Limited	India	100% AEGON DMS Holding B.V.	Marketing consultant
Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance
Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing
Transamerica Financial Advisors, Inc.	Delaware	1,00 shares owned by AUSA Holding Company; 209 shares owned by Transamerica International Holdings, Inc.	Broker/Dealer
Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, LLC; 12.60% Transamerica Life Insurance Company	Insurance
Transamerica Fund Services, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 44%; AUSA Holding Company owns 56%	Mutual fund
Transamerica Funding LP	U.K.	99% Transamerica Leasing Holdings, Inc.; 1% Transamerica Commercial Finance Corporation, I	Intermodal leasing
Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary
Transamerica International Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.
Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, LLC	Holding company
Transamerica International RE (Bermuda) Ltd.	Bermuda	100% AEGON USA, LLC	Reinsurance
Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Transamerica International Holdings, Inc.	Insurance and reinsurance consulting
Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor
Transamerica Leasing Holdings, Inc.	Delaware	100% Transamerica Finance Corporation	Holding company
Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda - - will primarily write fixed universal life and term insurance
Transamerica Life Canada	Canada	100% AEGON Canada ULC	Life insurance company
Transamerica Life Insurance Company	Iowa
676,190 shares Common Stock owned by Transamerica International Holdings, Inc.; 86,590 shares of Preferred Stock owned by Transamerica Corporation;  30,564 shares of Preferred Stock owned by AEGON USA, LLC
Insurance
Transamerica Minerals Company	California	100% Transamerica Realty Services, LLC	Owner and lessor of oil and gas properties
Transamerica Oakmont Corporation	California	100% Transamerica International Holdings, Inc.	General partner retirement properties
Transamerica Oakmont Retirement Associates	California	General Partner is Transamerica Oakmont Corporation. 100 units of limited partnership interests widely held by individual investors.	Senior living apartments
Transamerica Pacific Insurance Company, Ltd.	Hawaii	26,000 shares common stock owned by Commonwealth General Corporation; 1,000 shares of common stock owned by Transamerica International Holdings, Inc.	Life insurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Pyramid Properties LLC	Iowa	100% Monumental Life Insurance Company	Realty limited liability company
Transamerica Realty Investment Properties LLC	Delaware	100% Monumental Life Insurance Company	Realty limited liability company
Transamerica Realty Services, LLC	Delaware	AUSA Holding Company - sole Member	Real estate investments
Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides actuarial consulting services
Transamerica Retirement Management, Inc.	Minnesota	100% AEGON Financial Services Group, Inc.	Life Insurance and underwriting services
Transamerica Retirement Services Corp.	Ohio	100% AUSA Holding Company	Record keeping
Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company
Transamerica Trailer Leasing Sp. Z.O.O.	Poland	100% Transamerica Leasing Holdings, Inc.	Leasing
Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing
United Financial Services, Inc.	Maryland	100% AEGON USA, LLC	General agency
Universal Benefits, LLC	Iowa	100% AUSA Holding Co.	Third party administrator
Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, LLC	Insurance
WFG China Holdings, Inc.	Delaware	100% World Financial Group, Inc.	Hold interest in Insurance Agency located in Peoples Republic of China
WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency
WFG Properties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing
WFG Property & Casualty Insurance Agency of Nevada, Inc.	Nevada	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency
WFG Property & Casualty Insurance Agency, Inc.	Georgia	100% World Financial Group Insurance Agency, Inc.	Insurance agency
WFG Reinsurance Limited	Bermuda	51% owned by World Financial Group, Inc; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance
WFG Securities of Canada, Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer
World Financial Group Holding Company of Canada Inc.	Canada	100% Transamerica International Holdings, Inc.	Holding company
World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing
World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency
World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency
World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company
World Group Securities, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Broker-dealer
Yarra Rapids, LLC	Delaware	Yarra Rapids Management, LLC is the non-owner Manager	Real estate investments
Yarra Rapids Management, LLC	Delaware	AEGON USA Realty Advisors, LLC is non-owner Manager; no ownership interests at this time.	Company organized for the intention of real estate investments but no business at this time
Zahorik Company, Inc.	California	100% AUSA Holding Co.	Inactive
Zero Beta Fund, LLC	Delaware
Members are:  Transamerica Life Insurance Company (74.0181%);  Monumental Life Insurance Company (23.6720%); Transamerica Financial Life Insurance Company (2.3097%).  Manager:  AEGON USA Investment Management LLC
Aggregating vehicle formed to hold various fund investments.

Item 29.                 Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Transamerica Life pursuant to the foregoing provisions or otherwise, Transamerica Life has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Transamerica Life of expenses incurred or paid by a director, officer or controlling person of Transamerica Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Transamerica Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(a)       Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA B, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I, Separate Account VA J, Separate Account VA K, Separate Account VA L, Separate Account VA M, Separate Account VA P, Separate Account VA Q, Separate Account VA R, Separate Account VA S, Separate Account VA W, Separate Account VA X, Separate Account VA Y; Separate Account VA EE, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA N, Separate Account VA BNY, Separate Account VA HNY, Separate Account VA PP, Separate Account VA QNY, Separate Account VA QQ, Separate Account VA WNY, Separate Account VA YNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account and TFLIC Series Life Account.  These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B.  These accounts are separate accounts of Western Reserve Life Assurance Co. of Ohio.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC and Separate Account VL E.  This account is a separate account of Monumental Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II.  These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for ML of New York Variable Annuity Separate Account, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II.  These accounts are separate accounts of Transamerica Advisors Life Insurance Company of New York.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds and Transamerica Investors, Inc.

(b)           Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Thomas A. Swank	(1)	Director
Michael W. Brandsma	(2)	Director, President and Chief Financial Officer
David W. Hopewell	(1)	Director
David R. Paulsen	(2)	Director, Chief Executive Officer and Chief Sales Officer
Blake S. Bostwick	(2)	Chief Marketing Officer and Chief Operations Officer
Courtney John	(2)	Chief Compliance Officer and Vice President
Erin K. Burke	(1)	Assistant Secretary
Amy Angle	(3)	Assistant Vice President
Elizabeth Belanger	(4)	Assistant Vice President
Margaret A. Cullem-Fiore	(5)	Assistant Vice President
Dennis P. Gallagher	(5)	Assistant Vice President
Shelley A. Mossman	(1)	Assistant Vice President
Christy Post-Rissin	(5)	Assistant Vice President
Brenda L. Smith	(5)	Assistant Vice President
Darin D. Smith	(1)	Assistant Vice President
Lisa Wachendorf	(1)	Assistant Vice President
Arthur D. Woods	(5)	Assistant Vice President
Carrie N. Powicki	(2)	Secretary
Karen R. Wright	(3)	Treasurer
Karen D. Heburn	(5)	Vice President
Wesley J. Hodgson	(2)	Vice President

(1)     4333 Edgewood Road N.E., Cedar Rapids, IA  52499-0001
(2)     4600 S Syracuse St, Suite 1100, Denver, CO  80237-2719
(3)     100 Light Street, Floor B1, Baltimore, MD  21202
(4)     440 Mamaroneck Avenue, Harrison, NY  10528
(5)     570 Carillon Parkway, St. Petersburg, FL  33716

(c)       Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions(1)	Compensation on Redemption	Brokerage Commissions	Compensation
Transamerica Capital, Inc.	0	0	0	0

(1)	Fiscal Year 2011

Item 31.                  Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Transamerica at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499 or at 4800 140th Avenue North, Clearwater, Florida  33762, or 12855 Starkey Road, Largo, Florida  33773.

Item 32.                  Management Services

Not Applicable

Item 33.                  Undertakings

Transamerica Life Insurance Company hereby represents that the fees and charges deducted under the Transamerica Journey Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Life Insurance Company.

Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable life policies may be accepted.

Registrant furthermore agrees to include either as part of any application to purchase a Policy offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-6 promptly upon written or oral request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Petersburg, State of Florida, on this 30th day of May, 2012.

Separate Account VUL 3
(Registrant)

By;/s/Brenda K. Clancy*/
Brenda K. Clancy
Transamerica Life Insurance Company

TRANSAMERICA LIFE INSURANCE COMPANY
 (Depositor)

By: /s/Brenda K. Clancy*/
Brenda K. Clancey, Director & President

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/MarkW. Mullen Mark W. Mullin*/	Director and Chairman of the Board	May 30, 2012

/s/CraigD.Vermie Craig D. Vermie*/	Director, Senior Vice President and General Counsel	May 30, 2012

/s/Brenda K. Clancy Brenda K. Clancy*/	Director and President	May 30, 2012

/s/Eric J. Martin Eric J. Martin*/	Senior Vice President and Corporate Controller	May 30, 2012

/s/Darryl D. Button Darryl D. Button*/	Director, Executive Vice President and Chief Financial Officer	May 30, 2012

/s/Arthur C. Schneider Arthur C. Schneider*/	Director, Senior Vice President and Chief Tax Officer	May 30, 2012

 /s/ Arthur D. Woods
*/   Signed by Arthur D. Woods
     As Attorney in Fact pursuant to Powers of Attorney

Exhibit Index

Exhibit                           Description
No.                           of Exhibit*

All exhibits will be filed by amendment.